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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on December 9, 2011

Registration No. 333-168105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT
NO. 7 TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMC ENTERTAINMENT HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7832 (Primary Standard Industrial Classification Code Number)	26-0303916 (I.R.S. Employer Identification Number)

c/o AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105-1977
(816) 221-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Kevin M. Connor, Esq.
Senior Vice President, General Counsel & Secretary
AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105
(816) 221-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:
Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000	Matthew D. Bloch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

         Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

         If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 9, 2011

                Shares

AMC Entertainment Inc.

Common Stock

        This is an initial public offering of shares of common stock of AMC Entertainment Inc. (formerly AMC Entertainment Holdings, Inc.). We are selling an aggregate of                  shares in this offering.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $        and $        per share. We have applied to list the common stock on a national securities exchange under the symbol "AMC".

        The underwriters have an option to purchase up to a maximum of                  additional shares of common stock from us.

        An affiliate of J.P. Morgan Securities LLC., one of the underwriters in this offering, is one of our principal stockholders: J.P. Morgan Partners, LLC, or JPMP. JPMP currently owns approximately    % of our common stock on a fully diluted basis and will own approximately    % of our common stock upon the completion of this offering (assuming the underwriters' option to purchase additional shares is not exercised). As a result of JPMP's current ownership interest in us, this offering is being conducted in accordance with the applicable provisions of the Financial Industry Regulatory Authority, or the FINRA, rules. These rules require, among other things, that the "qualified independent underwriter" (as such term is defined by the rules) participates in the preparation of the registration statement and prospectus and conducts due diligence. Goldman, Sachs & Co. is assuming the responsibilities of acting as the qualified independent underwriter in this offering.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 18.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us

Per Share

Total

        Delivery of the shares of common stock will be made on or about                      , 2012.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan		Goldman, Sachs & Co.
Barclays Capital	Citi	Credit Suisse	Deutsche Bank Securities

The date of this prospectus is                      , 2012.

        You should rely only on the information contained in or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

 MARKET AND INDUSTRY INFORMATION

        Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of our estimates based on data and reports compiled by industry professional organizations, including the Motion Picture Association of America, the National Association of Theatre Owners ("NATO"), Nielsen Media Research, Rentrak Corporation ("Rentrak"), industry analysts and our management's knowledge of our business and markets. Unless otherwise noted in this prospectus, all information provided by the Motion Picture Association of America is for the 2010 calendar year, all information provided by NATO is for the 2010 calendar year and all information provided by Rentrak is as of December 31, 2010 and September 29, 2011.

        Although we believe that the sources are reliable, we have not independently verified market industry data provided by third parties or by industry or general publications. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to changes based on various factors, including those discussed under "Risk Factors" in this prospectus.

ii

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and our consolidated financial statements and accompanying notes.

        AMC Entertainment Holdings, Inc. ("Parent"), an entity created on June 6, 2007, is the sole stockholder of AMC Entertainment Inc. ("AMCE"). Upon completion of this initial public offering, AMCE will be merged with and into Parent, with Parent continuing as the surviving entity (the "Merger"). Parent will change its name to AMC Entertainment Inc. As used in this prospectus, unless the context otherwise requires, references to "we," "us," "our," the "Company," "AMC" or "AMC Entertainment" refer to Parent and its subsidiaries after giving effect to the Merger.

        As used in this prospectus, the term "pro forma" refers to, in the case of pro forma financial information, such information after giving pro forma effect to (i) the Merger, (ii) the Kerasotes Acquisition (as described under "—Recent Developments") and (iii) this offering and the use of proceeds therefrom and related transactions (collectively, the "Transactions"). Except as stated otherwise herein, the share data set forth in this prospectus reflects the reclassification of Parent's capital stock as described below under "—The Reclassification."

        Parent has a 52-week or 53-week fiscal year ending on the Thursday closest to March 31. Fiscal years 2007, 2009, 2010 and 2011 contained 52 weeks. Fiscal year 2008 contained 53 weeks.

Who We Are

        We are one of the world's leading theatrical exhibition companies. As of September 29, 2011, we owned, operated or held interests in 351 movie theatres with a total of 5,083 screens, approximately 99% of which were located in the United States and Canada. Our theatres are primarily located in major metropolitan markets, which we believe offer us strategic, operational and financial advantages. We also have a modern, highly productive theatre circuit that leads the theatrical exhibition industry in key asset quality and performance metrics, such as revenues per head and per theatre productivity measures. Our industry-leading performance is largely driven by the quality of our theatre sites, our operating practices, which focus on delivering the best customer experience through consumer-focused innovation, and, most recently, our implementation of premium sight and sound formats, which we believe will be key components of the future movie-going experience. As of September 29, 2011, we are the largest IMAX exhibitor in the world with a 45% market share in the United States and nearly twice the screen count of the second largest U.S. IMAX exhibitor, and each of our local IMAX installations is protected by geographic exclusivity.

        Approximately 200 million consumers have attended our theatres each year for the past five years. We offer these consumers a fully immersive out-of-home entertainment experience by featuring a wide array of entertainment alternatives, including popular movies, throughout the day and at different price points. This broad range of entertainment alternatives appeals to a wide variety of consumers across different age, gender, and socioeconomic demographics. For example, in addition to traditional film programming, we offer more diversified programming that includes independent and foreign films, performing arts, music and sports. We also offer food and beverage alternatives beyond traditional concession items, including made-to-order meals, customized coffee, healthy snacks and dine-in theatre options, all designed to create further service and selection for our consumers. We believe there is potential for us to further increase our annual attendance as we gain market share from other in-home and out-of-home entertainment options.

        Our large annual attendance has made us an important partner to content providers who want access and distribution to consumers. We currently generate 16% more estimated unique visitors per year (33.3 million) than HBO's subscribers (28.6 million) and 67% more than Netflix's subscribers (20.0 million) according to the October 14, 2010 Hollywood Reporter, the December 31, 2010 Netflix Form 10-K and the Theatrical Market Statistics 2010 report from the Motion Picture Association of

America. Further underscoring our importance to content providers, we represent approximately 17% to 20%, on average, of each of the six largest grossing studios' U.S. box office revenues. Average annual film rental payments to each of these studios ranged from approximately $100 million to $160 million.

        For the 52 weeks ended September 29, 2011, the fiscal year ended March 31, 2011 and the 26 weeks ended September 29, 2011, we generated pro forma revenues of approximately $2.5 billion, $2.5 billion and $1.4 billion, respectively, pro forma Adjusted EBITDA (as defined on pages 15 and 16) of $325.8 million, $318.3 million and $205.9 million, respectively, and pro forma loss from continuing operations of $(214.3) million, $(154.5) million and $(3.4) million, respectively. For the fiscal year ended March 31, 2011, the fiscal year ended April 1, 2010 and the fiscal year ended April 2, 2009, we generated revenues of approximately $2.4 billion, $2.4 billion and $2.3 billion, respectively, Adjusted EBITDA (as defined on pages 15 and 16) of $313.3 million, $364.0 million and $326.1 million, respectively, and earnings (loss) from continuing operations of $(174.9) million, $87.4 million and $(158.8) million, respectively. For the fiscal years ended March 31, 2011 and April 1, 2010, we reported net earnings (loss) of $(174.3) million and $79.9 million, respectively.

        We were founded in 1920 and since then have pioneered many of the theatrical exhibition industry's most important innovations, including the multiplex theatre format in the early 1960s and the North American megaplex theatre format in the mid-1990s. In addition, we have acquired some of the most respected companies in the theatrical exhibition industry, including Loews Cineplex Entertainment Corporation ("Loews"), General Cinema Corporation ("General Cinema") and, more recently, Kerasotes Showplace Theatres, LLC ("Kerasotes"), the acquisition of which is described under "—Recent Developments." Our historic growth has been driven by a combination of organic growth and acquisition strategies, in addition to strategic alliances and partnerships that highlight our ability to capture innovation and value beyond the traditional exhibition space. For example:

  •
  In March 2011, we announced the launch of an innovative distribution company called Open Road Films along with another major theatrical exhibition chain. Open Road Films is a dynamic acquisition-based domestic theatrical distribution company that concentrates on wide-release movies;

  •
  In March 2005, we formed a joint venture with one of the major theatrical exhibition chains which combined our respective cinema screen advertising businesses into a company called National CineMedia, LLC ("NCM") and in July 2005, another of the major theatrical exhibition chains joined NCM as one of the founding members. As of September 29, 2011, we owned 17,323,782 common units in NCM, or a 15.63% ownership interest in NCM. All of our NCM membership units are redeemable for, at the option of NCM, cash or shares of common stock of National CineMedia, Inc. ("NCM, Inc.") on a share-for-share basis. The estimated fair market value of our units in NCM was approximately $255.9 million based on the closing price per share of NCM, Inc. on September 29, 2011 of $14.77 per share; and

  •
  We hold a 29% interest in Digital Cinema Implementation Partners LLC ("DCIP"), a joint venture charged with implementing digital cinema in the Company's theatres.

        Consistent with our history and culture of innovation, we believe we have pioneered a new way of thinking about theatrical exhibition: as a consumer entertainment provider. This vision, which introduces a strategic and marketing overlay to traditional theatrical exhibition, has been instrumental in driving and redirecting our future strategy.

 Our Competitive Strengths

        We believe our leadership in major metropolitan markets, superior asset quality and continuous focus on innovation and the guest experience have positioned us well to capitalize disproportionately on trends providing momentum to the theatrical exhibition industry as a whole, particularly the mass adoption of digital and 3D technologies. We believe we can gain additional share of wallet from the consumer by broadening our offerings to them and increasing our engagement with them. We can then enable marketers and partners, such as NCM, to engage with our guests, deriving further financial value and benefit. We believe our management team is uniquely equipped to execute our strategy to realize these opportunities, making us a particularly effective competitor in our industry and positioning us well for future growth. Our competitive strengths include:

        Broad National Reach.    Thirty-nine percent (39%) of Americans (or approximately 120 million consumers) live within 10 miles of an AMC theatre. This proximity and convenience, along with the affordability and diversity of our film product, drive approximately 200 million consumers into our theatres each year, or approximately 33.3 million unique visitors annually. We believe our ability to serve a broad consumer base across numerous entertainment occasions, such as teenage socializing, romantic dates and group events, is a competitive advantage. Our consumer reach, operating scale, access to diverse content and marketing platforms are valuable to content providers and marketers who want to access this broad and diverse audience.

        Major Market Leader.    We maintain the leading market share within our markets. As of September 29, 2011, we operated in 23 of the top 25 Designated Market Areas as defined by Nielsen Media Research ("DMAs") and had the number one or two market share in each of the top 15 DMAs, including New York City, Los Angeles, Chicago, Philadelphia, Dallas, San Francisco and Boston. In addition, 73% of our screens were located in the top 25 DMAs and 89% were located in the top 50 DMAs. Our strong presence in the top DMAs makes our theatres more visible and therefore strategically more important to content providers who rely on these markets for a disproportionately large share of box office receipts. According to Rentrak, during the 52 weeks ended September 29, 2011, 58% of all U.S. box office receipts were derived from the top 25 DMAs and 76% were derived from the top 50 DMAs. In certain of our densely populated major metropolitan markets, we believe a scarcity of attractive retail real estate opportunities enhances the strategic value of our existing theatres. We also believe the complexity inherent in operating in these major metropolitan markets is a deterrent to other less sophisticated competitors, protecting our market share position.

        We believe that customers in our major metropolitan markets are generally more affluent and culturally diverse than those in smaller markets. Traditionally, our strong presence in these markets has created a greater opportunity to exhibit a broad array of programming and premium formats, which we believe drives higher levels of attendance at our theatres. This has allowed us to generate higher per screen and per theatre operating metrics. For example, our average ticket price in the United States was $8.87 for our 52 weeks ended September 29, 2011, as compared to $7.97 for the industry as a whole for the 12 months ended September 29, 2011.

        Modern, Highly Productive Theatre Circuit.    We believe the combination of our strong major market presence, focus on a superior guest experience and core operating strategies enables us to deliver industry-leading theatre level operating metrics. For the 52 weeks ended September 29, 2011, our theatre exhibition circuit in the United States generated attendance per average theatre of 552,000 (higher than any of our peers), revenues per average theatre of $7.1 million and operating cash flows before rent (defined as Adjusted EBITDA before rent and G&A-Other) per average theatre of $2.3 million. Over the past five fiscal years, we invested an average of $132.4 million per year to improve and expand our theatre circuit, contributing to the modern portfolio of theatres we operate today.

        Leader in Deployment of Premium Formats.    We also believe our strong major market presence and our highly productive theatre circuit allow us to take greater advantage of incremental revenue-generating opportunities associated with the premium services that are beginning to define the future of the theatrical business, including digital delivery, 3D projection, large screen formats, such as IMAX and our proprietary ETX offering, and alternative programming. As the industry's digital conversion accelerates, we believe we have established a differentiated leadership position in premium formats. For example, we are the world's largest IMAX exhibitor with 118 screens as of September 29, 2011, all of which are 3D enabled, and we expect to increase our IMAX screen count to 127 by the end of fiscal year 2012. We are able to charge a premium price for the IMAX experience, which, in combination with higher attendance levels, produces average weekly box office per print that is 165% greater than standard 2D versions of the same movie. The availability of IMAX and 3D content has increased significantly from calendar year 2005 to 2010. During this period, available 3D content increased from 3 titles to 26 titles, while available IMAX content increased from 5 titles to 14 titles. Industry film grosses for available 3D products increased from $191.0 million to approximately $3.0 billion, while industry film grosses for available IMAX products increased from $864.0 million to approximately $3.0 billion over this period. This favorable trend continues in calendar year 2011 with 50 3D titles and 20 IMAX titles, including highly successful franchise installments such as Pirates of the Caribbean: On Stranger Tides, Kung Fu Panda: The Kaboom of D, Transformers: Dark of the Moon, Harry Potter and the Deathly Hallows, Part 2 and Mission Impossible-Ghost Protocal. As reported by Rentrak and IMAX Corporation as of November 16, 2011, the film release schedule for calendar year 2012 is beginning to solidify with 36 3D titles and 10 IMAX titles already announced, including sequels of high profile franchises such as Spiderman, Men in Black, Batman and a 3D version of Star Wars. We expect that additional 3D and IMAX titles will be announced as the beginning of 2012 approaches.

        Innovative Growth Initiatives in Food and Beverage.    We believe our theatre circuit is better positioned than our peer competitors' to generate additional revenue from broader and more diverse food and beverage offerings, in part due to our markets' larger, more diverse and more affluent customer base and our management's extensive experience in guest services, specifically within the food and beverage industry. Our annual food and beverage sales exceed the domestic food service sales generated from 18 of the top 75 ranked restaurant chains in the U.S., while representing only approximately 27% of our total revenue. To capitalize on this opportunity, we have currently introduced one or more proprietary food and beverage offerings in 148 theatres as of September 29, 2011, and we intend to deploy these offerings across our theatre circuit based on the needs and specific circumstances of each theatre. Our wide range of food and beverage offerings feature expanded menus, enhanced concession formats and unique dine-in theatre options, which we believe appeals to a larger cross section of potential customers. For example, in fiscal 2009 we converted a small, six-screen theatre in Atlanta, Georgia to a dine-in theatre facility with full kitchen facilities, seat-side servers and a separate bar and lounge area. From fiscal 2008 to fiscal 2011, this theatre's attendance increased over 60%, revenues more than doubled, and operating cash flow and margins increased significantly. We plan to continue to invest in one or more enhanced food and beverage offerings across 125 to 150 theatres over the next three years.

        As of September 29, 2011, our food and beverage initiatives include:

  •
  Dine-in theatre concepts at 9 locations, which feature full kitchen facilities, seat-side servers and a separate bar and lounge area;

  •
  Concession Stand of the Future ("The Marketplace") at 4 locations, featuring self serve and premium concession items and specialty drinks;

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  Concession Freshen at 14 locations, which provides a guest friendly grab and go experience and creates visual interest and space for more products;

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  Better For You Merchandisers at 13 locations, addressing currently unmet guest needs by providing healthy choice concession items; and

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  Made To Order Hot Foods at 135 locations, including menu choices such as curly fries, chicken tenders and mozzarella sticks.

        Strong Cash Flow Generation.    We believe that our major market focus and highly productive theatre circuit have enabled us to generate significant cash flow provided by operating activities. For the 52 weeks ended September 29, 2011, on a pro forma basis (including giving effect to the redemption of our Discount Notes due 2014), our net cash provided by operating activities totaled $181.2 million. For the fiscal year ended March 31, 2011, on a pro forma basis, our net cash provided by operating activities totaled $88.6 million. This strong cash flow will enable us to continue our deployment of premium formats and services and to finance planned capital expenditures without relying on the capital markets for funding. In addition, in future years, we expect to continue to generate cash flow sufficient to allow us to grow our revenues, maintain our facilities, service our indebtedness and make dividend payments to our stockholders.

        Management Team Uniquely Positioned to Execute.    Our management team has a unique combination of industry experiences and skill-sets, equipping them to effectively execute our strategies. Our CEO's broad experience in a number of consumer packaged goods and entertainment-related businesses expands our growth perspectives beyond traditional theatrical exhibition and has increased our focus on providing more value to our guests. Recent additions, including a Chief Marketing Officer, heads of Food and Beverage, Programming and Development/Real Estate and a Senior Vice President for Strategy and Strategic Partnerships, augment our deep bench of industry experience. The expanded breadth of our management team complements the established team that is focused on operational excellence, innovation and successful industry consolidation.

Our Strategy

        Our strategy is to leverage our modern theatre circuit and major market position to lead the industry in consumer-focused innovation and financial and operating metrics. The use of emerging premium formats and our focus on the guest experience give us a unique opportunity to leverage our theatre circuit and major market position across our platform. Our primary goal is to maintain our company's and the industry's social relevance and to offer consumers distinctive, affordable and compelling out-of-home entertainment alternatives that capture a greater share of their personal time and spend. We have a two-pronged strategy to accomplish this goal: first, drive consumer-related growth and second, focus on operational excellence.

        Drive Consumer-Related Growth

        Capitalize on Premium Formats.    Technical innovation has allowed us to enhance the consumer experience through premium formats such as IMAX and 3D. Our customers are willing to pay a premium price for this differentiated entertainment experience. When combined with our major markets' customer base, the operating flexibility of digital technology will enhance our capacity utilization and dynamic pricing capabilities. This will enable us to achieve higher ticket prices for premium formats, and provide incremental revenue from the exhibition of alternative content such as live concerts, sporting events, Broadway shows, opera and other non-traditional programming. We have already seen success from the Metropolitan Opera, with respect to which, during fiscal 2011, we programmed 37 performances in over 100 theatres and charged an average ticket price of $18. Within each of our major markets, we are able to charge a premium for these services relative to our smaller markets. We will continue to broaden our content offerings through the installation of additional IMAX, ETX and RealD systems and the presentation of attractive alternative content. For example:

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  We have the leading market share of IMAX 3D-enabled digital projection systems. We expect to increase our IMAX screen count to 127 by the end of fiscal year 2012. These IMAX projection systems are slated to be installed in many of our top performing locations in major U.S. markets, each of our local IMAX installations is protected by geographic exclusivity. Available

    IMAX titles announced for calendar year 2011 are 20 as compared with 14 titles in calendar year 2010.

  •
  As of September 29, 2011, we had installed 3,189 digital projectors in our existing theatre base, representing a 63% digital penetration in our theatre circuit. We intend to continue our rapid deployment of digital projectors through our arrangements with DCIP and expect to have installed over 3,700 digital projectors by the end of fiscal year 2012. We lease our digital projection systems from DCIP and therefore do not bear the majority of the cost of the digital projector rollout. Operating a digital theatre circuit provides numerous benefits, which include forming the foundation for 3D formats and alternative programming, allowing for more efficient film operations, lowering costs and enabling a better, more versatile advertising platform.

  •
  To complement our deployment of digital technology, in 2006 we partnered with RealD to install their 3D enabled systems in our theatres. As of September 29, 2011, we had 2,189 RealD, 118 IMAX and 15 ETX 3D-enabled systems. During the past year, 3D films have generated approximately 30% greater admissions revenues than the standard 2D versions of the same film at an additional $1 to $5 per ticket. Available 3D titles for calendar year 2011 are 50 compared with 26 titles in calendar year 2010.

  •
  During fiscal 2010, we introduced our proprietary large-screen digital format, ETX, and as of September 29, 2011 we operated at 15 locations. ETX features wall-to-wall screens that are 20% larger than traditional screens, a custom sound system that is three times more powerful than a traditional auditorium, and 3D-enabled digital projection with twice the clarity of high definition. We charge a premium price for the ETX experience, which, in combination with higher attendance levels, produces average weekly box office per print that is 140% more than standard 2D versions of the same movie. We plan to have 17 ETX large screen formats by the end of fiscal year 2012.

        Broaden and Enhance Food and Beverage Offerings.    To address consumer trends, we are expanding our menu of premium food and beverage products to include made-to-order meals, customized coffee, healthy snacks, alcohol and other gourmet products. We plan to invest across a spectrum of enhanced food and beverage formats, from simple, less capital-intensive concession design improvements to the development of new dine-in theatre options. We have successfully implemented our dine-in theatre offerings to rejuvenate theatres approaching the end of their useful lives as traditional movie theatres and, in some of our larger theatres to more efficiently leverage their additional capacity. The costs of these conversions in some cases are partially covered by investments from the theatre landlord. We plan to continue to invest in one or more enhanced food and beverage offerings across 125 to 150 theatres over the next three years.

        Maximize Guest Engagement and Loyalty.    In addition to differentiating the AMC Entertainment movie-going experience by deploying new sight and sound formats, as well as food and beverage offerings, we are also focused on creating differentiation through guest marketing. We are already the most recognized theatre exhibition brand, with almost 60% brand awareness in the United States. We are actively marketing our own "AMC experience" message to our customers, focusing on every aspect of a customer's engagement with AMC, from the moment a guest visits our website or purchases a ticket to the moment a guest leaves our theatre. We have also refocused our marketing to drive active engagement with our customers through a redesigned website, Facebook, Twitter and push email campaigns. As of November 15, 2011, we had over 2 million "likes" on Facebook, and we engaged directly with our guests via close to 32 million emails in fiscal 2011. We have launched our new fee-based guest frequency program, AMC Stubs, in late March 2011. This new program replaces Moviewatcher Rewards, which ended fiscal 2011 with 1.5 million active members, many of which are converting over to AMC Stubs. As of November 15, 2011, we had over 2 million AMC Stubs members.

        Focus on Operational Excellence

        Disciplined Approach to Theatre Portfolio Management.    We evaluate the potential for new theatres and, where appropriate, replace underperforming theatres with newer, more modern theatres that offer amenities consistent with our portfolio. We also intend to selectively pursue acquisitions where the characteristics of the location, overall market and facilities further enhance the quality of our theatre portfolio. We presently have no current plans, proposals or understandings regarding any such acquisitions. Historically, we have demonstrated a successful track record of integrating acquisitions such as Loews, General Cinema and Kerasotes. For example, our January 2006 acquisition of Loews combined two leading theatrical exhibition companies, each with a long history of operating in the industry, thereby increasing the number of screens we operated by 47%.

        Continue to Achieve Operating Efficiencies.    We believe that the size of our theatre circuit, our major market concentration and the breadth of our operations will allow us to continue to achieve economies of scale and further improve operating margins. Our operating strategies are focused on the following areas:

  •
  Leveraging our scale to lower our cost of doing business without sacrificing quality or the important elements of guest satisfaction. We have cost savings initiatives for procurement and other functions that allow for vendor consolidation, more targeted marketing and promotional efforts, energy management, and other programs that are expected to provide annual cost savings following September 29, 2011 of approximately $12.1 million.

  •
  Lowering occupancy costs in many of our facilities by renegotiating rental agreements with landlords, strictly enforcing co-tenancy provisions and effective auditing of common area billings. During fiscal 2009 through 2012 we renewed or renegotiated rental agreements at 87 locations. Approximately 79% of these locations were renewals. During this four year period, for these 87 locations we have reduced the aggregate annual rental amounts from the original terms by 22%, or approximately $16 million in total savings.

  •
  Maintaining our theatres to reduce deferred maintenance costs and lower future capital requirements that might otherwise be required to maintain our facilities in a first class operating condition.

  •
  Creating and monetizing financial value from our strategic alliances and partnerships, such as NCM, DCIP, RealD and Open Road Films.

Our Industry

        Movie-going is a compelling consumer out-of-home entertainment experience. Movie theatres currently garner a relatively small share of consumer entertainment time and spend, leaving significant room for expansion and growth in the U.S. In addition, our industry benefits from available capacity to satisfy additional consumer demand without capital investment.

        As major studio releases have declined in recent years, we believe that companies like Open Road Films could fill an important gap that exists in the market today for consumers, movie producers and theatrical exhibitors by providing a broader availability of movies to consumers. Theatrical exhibitors are uniquely positioned to not only support, but also benefit from new distribution companies and content providers. We believe the theatrical exhibition industry is and will continue to be attractive for a number of key reasons, including:

        A Highly Popular and Affordable Out-of-Home Entertainment Experience.    Going to the movies has been one of the most popular and affordable out-of-home entertainment options for decades. The estimated average price of a movie ticket was $7.90 in calendar 2010, considerably less than other out-of-home entertainment alternatives such as concerts and sporting events. In calendar 2010, attendance at indoor movie theatres in the United States and Canada was 1.3 billion. This contrasts with the 111 million combined annual attendance generated by professional baseball, basketball and football over the same period.

        Adoption of Digital Technology.    The theatrical exhibition industry is well under way in its overall conversion from film-based to digital projection technology. This digital conversion will position the industry with lower distribution and exhibition expenses, efficient delivery of alternative content and niche programming, and premium experiences for consumers. Digital projection also results in a premium visual experience for patrons, and digital content gives the theatre operator greater flexibility in programming. The industry will benefit from the conversion to digital delivery, alternative content, 3D formats and dynamic pricing models. As theatre exhibitors have adopted digital technology, the theatre circuits have shown enhanced productivity, profitability and efficiency. Digital technology has increased attendance and average ticket prices. Digital technology also facilitates live and pre-recorded networked and single-site meetings and corporate events in movie theatres and will allow for the distribution of live and pre-recorded entertainment content and the sale of associated sponsorships.

        Long History of Steady Growth.    The theatrical exhibition industry has produced steady growth in revenues over the past several decades. In recent years, net new build activity has slowed, and screen count has rationalized and is expected to decline in the near term before stabilizing, thereby increasing revenue per screen for existing theatres. The combination of the popularity of movie-going, its steady long-term growth characteristics, industry consolidation that has resulted in more rational capital deployment and the industry's relative maturity makes theatrical exhibition a high cash flow generating business. Box office revenues in the United States and Canada have increased from $5.0 billion in 1989 to $10.6 billion in 2010, driven by increases in both ticket prices and attendance across multiple economic cycles. The industry has also demonstrated its resilience to economic downturns; during four of the last six recessions, attendance and box office revenues grew an average of 8.1% and 12.3%, respectively.

        Importance to Content Providers.    We believe that the theatrical success of a motion picture is often the key determinant in establishing the film's value in the other parts of its product life cycle, such as DVD, cable television, merchandising and other ancillary markets. For each $1.00 of theatrical box office receipts, an average of $1.33 of additional revenue is generated in the remainder of a film's product life cycle. As a result, we believe motion picture studios will continue to work cooperatively with theatrical exhibitors to ensure the continued importance of the theatrical window.

Recent Developments

Holdings Merger

        On March 31, 2011, Marquee Holdings Inc. ("Holdings"), a direct, wholly-owned subsidiary of Parent and a holding company, the sole assets of which consisted of the capital stock of AMCE, was merged with and into Parent, with Parent continuing as the surviving entity (the "Holdings Merger"). As a result of the merger, AMCE became a direct subsidiary of Parent.

Theatre and Other Closures

        During the fourth quarter of our fiscal year ending March 31, 2011, we evaluated excess capacity and vacant and under-utilized retail space throughout our theatre circuit. On March 28, 2011, management decided to permanently close 73 underperforming screens and auditoriums in six theatre locations in the United States and Canada while continuing to operate 89 screens at these locations. The permanently closed screens are physically segregated from the screens that will remain in operation and access to the closed space is restricted. Additionally, management decided to discontinue development of and cease use of (including for storage) certain vacant and under-utilized retail space at four other theatres in the United States and the United Kingdom. As a result of closing the screens and auditoriums and discontinuing the development and use of the other spaces, we recorded a charge of $55 million for theatre and other closure expense during the fiscal year ending March 31, 2011. The charge to theatre and other closure expense reflects the discounted contractual amounts of the existing lease obligations for the remaining 7 to 13 year terms of the leases as well as expected incremental cash outlays for related asset removal and shutdown costs. A significant portion of each of the affected properties will be closed and no longer used. The charges to theatre and other closure expense do not result in any new, increased or accelerated obligations for cash payments related to the underlying long-term operating lease agreements. We expect that the estimated future savings in rent expense and variable operating expenses as a result of our exit plan and from operating these ten theatres in a more efficient manner will exceed the estimated loss in attendance and revenues that we may experience related to the closed auditoriums.

NCM, Inc. Stock Sale

        All of our NCM membership units are redeemable for, at the option of NCM, cash or shares of common stock of NCM, Inc. on a share-for-share basis. On August 18, 2010, we sold 6,500,000 shares of common stock of NCM, Inc., in an underwritten public offering for $16.00 per share and reduced our related investment in NCM, Inc. by $36.7 million, the average carrying amount of all shares owned. Net proceeds received on this sale were $99.8 million, after deducting related underwriting fees and professional and consulting costs of $4.2 million, resulting in a gain on sale of $63.1 million. In addition, on September 8, 2010, we sold 155,193 shares of NCM, Inc. to the underwriters to cover over allotments for $16.00 per share and reduced our related investment in NCM, Inc. by $867,000, the average carrying amount of all shares owned. Net proceeds received on this sale were $2.4 million, after deducting related underwriting fees and professional and consulting costs of $99,000, resulting in a gain on sale of $1.5 million.

NCM 2010 Common Unit Adjustment

        On March 17, 2011, NCM, Inc., as sole manager of NCM, disclosed the changes in ownership interest in NCM LLC pursuant to the Common Unit Adjustment Agreement dated as of February 13, 2007 by and among NCM, Inc., NCM, Regal CineMedia Holdings, LLC, American Multi-Cinema, Inc., Cinemark Media, Inc., Regal Cinemas, Inc. and Cinemark USA, Inc. (the "2010 Common Unit Adjustment"). This agreement provides for a mechanism for adjusting membership units based on increases or decreases in attendance associated with theatre additions and dispositions. Prior to the 2010 Common Unit Adjustment, we held 18,803,420 units, or a 16.98% ownership interest, in NCM as of December 30, 2010. As a result of theatre closings and dispositions and a related decline in attendance, we elected to surrender 1,479,638 ownership units to satisfy the 2010 Common Unit Adjustment, leaving us with 17,323,782 units, or a 15.63% ownership interest, in NCM as of September 29, 2011, as adjusted for the 2010 Common Unit Adjustment.

Kerasotes Acquisition

        On May 24, 2010, we completed the acquisition of 92 theatres and 928 screens from Kerasotes (the "Kerasotes Acquisition"). Kerasotes operated 95 theatres and 972 screens in mid-sized, suburban and metropolitan markets, primarily in the Midwest. More than three quarters of the Kerasotes theatres feature stadium seating and almost 90% have been built since 1994. The purchase price for the Kerasotes theatres paid in cash at closing was $276.8 million, net of cash acquired, and was subject to working capital and other purchase price adjustments. We paid working capital and other purchase price adjustments of $3.8 million during the second quarter of fiscal 2011, based on the final closing date working capital and deferred revenue amounts and have included this amount as part of the total purchase price. The acquisition of Kerasotes significantly increased our size. For additional information about the Kerasotes acquisition, see the notes to our audited consolidated financial statements for the fiscal year ended March 31, 2011 included elsewhere in this prospectus.

Launch of Open Road Films

        On March 7, 2011, AMCE and another major theatrical exhibition chain announced the launch of Open Road Films, a dynamic acquisition-based domestic theatrical distribution company that concentrates on wide-release movies. Tim Ortenberg, who has more than 25 years of movie marketing, distribution and acquisition experience, joined as Chief Executive Officer of Open Road Films.

Dividend

        During December of 2010 and January and March of 2011, AMCE made dividend payments to Holdings totaling $263.1 million. Holdings used the available funds to pay the consideration for the Discount Notes due 2014 Cash Tender Offer and the redemption of all Discount Notes due 2014 that remained outstanding after the closing of the Cash Tender Offer and pay corporate overhead expenses incurred in the ordinary course of business.

        During September of 2010, AMCE made dividend payments to Holdings of $15.2 million, and Holdings made dividend payments to us totaling $669,000. We and Holdings used the available funds to make a cash interest payment on the Discount Notes due 2014 and pay corporate overhead expenses incurred in the ordinary course of business.

The Reclassification

        Prior to consummating this offering, we intend to reclassify each share of the Parent's existing Class A common stock, Class N common stock and Class L common stock. Pursuant to the reclassification, each holder of shares of Class A common stock, Class N common stock and Class L common stock will receive               shares of common stock for one share of Class A common stock, Class L common stock or Class N common stock. The transactions described in this paragraph are referred to in this prospectus as the "Reclassification."

        Currently, investment vehicles affiliated with J.P. Morgan Partners, LLC (collectively, "JPMP"), Apollo Investment Fund V, L.P. and certain related investment funds (collectively, "Apollo"), JPMP's and Apollo's co-investors, funds associated with Bain Capital Partners, LLC ("Bain"), affiliates of The Carlyle Group (collectively, "Carlyle"), affiliates of Spectrum Equity Investors (collectively, "Spectrum"), and management hold 100% of our outstanding common stock. JPMP, Apollo, Bain, Carlyle and Spectrum are collectively referred to in this prospectus as the "Sponsors." After giving effect to the Reclassification and this offering, the Sponsors will hold               shares of our common stock, representing approximately       % of our outstanding common stock, and will have the power to control our affairs and policies including with respect to the election of directors (and, through the election of directors, the appointment of management), the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. The governance agreements will provide that, initially, the Sponsors will collectively have the right to designate eight directors (out of a total of 10 initial board members) and that each will vote for the others' nominees. The number of Sponsor-designated directors will be reduced as the Sponsors' ownership percentage reduces, such that the Sponsors will not have the ability to nominate a majority of the board of directors once their collective ownership (together with the share ownership held by the JPMP and Apollo co-investors) becomes less than 50.1%. However, because our board of directors will be divided into three staggered classes, the Sponsors may be able to influence or control our affairs and policies even after they cease to own 50.1% of our outstanding common stock during the period in which the Sponsors' nominees finish their terms as members of our board but in any event no longer than would be permitted under applicable law and national securities exchange listing requirements. See "Certain Relationships and Related Party Transactions—Governance Agreements." Pursuant to the Fee Agreement as described under the heading "Certain Relationships and Related Party Transactions—Fee Agreement," upon consummation of this offering, the Sponsors will receive an automatic fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the fee agreement and our obligation to pay annual management fees will terminate. We estimate that our aggregate payment to the Sponsors would have been $24.4 million had the offering occurred on September 29, 2011.

Risk Factors

        The "Risk Factors" section included in this prospectus contains a discussion of factors that you should carefully read and consider before deciding to invest in shares of our common stock.

Corporate Information

        We are a Delaware corporation. Our principal executive offices are located at 920 Main Street, Kansas City, Missouri 64105. The telephone number of our principal executive offices is (816) 221-4000. We maintain a website at www.amctheatres.com, on which we will post our key corporate governance documents, including our board committee charters and our code of ethics. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The Offering

Common stock offered	shares
Common stock to be outstanding immediately after this offering	shares
Option to purchase additional shares	We have granted to the underwriters a 30-day option to purchase up to additional shares from us at the initial public offering price less underwriting discounts and commissions.
Common stock voting rights	Each share of our common stock will entitle its holder to one vote per share.
Dividend policy

We intend to pay cash dividends commencing from the closing date of this offering. We expect that our first dividend will be with respect to the    quarter of fiscal 2013. The declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our senior secured credit facility and the indentures governing our debt securities and other factors our board of directors deem relevant. See "Risk Factors—We may not generate sufficient cash flows or have sufficient restricted payment capacity under our senior secured credit facility or the indentures governing our debt securities to pay our intended dividends on the common stock," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Contingencies," "Description of Certain Indebtedness" and "Description of Capital Stock."

Use of proceeds

We estimate that our net proceeds from this offering without exercise of the underwriters' option to purchase additional shares will be approximately $             million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares are offered at $            per share, which represents the midpoint of the range set forth on the front cover of this prospectus. We intend to use the net proceeds to us, together with cash on hand, to: first, repay $215.6 million principal amount of the loans outstanding under the Parent's term loan facility plus accrued and unpaid interest; second, to retire $300.0 million principal amount of our outstanding 8% senior subordinated notes due 2014 plus accrued and unpaid interest; and third, to pay an estimated $24.4 million lump sum payment to the Sponsors pursuant to the Fee Agreement with our Sponsors. Affiliates of certain of the underwriters are holders of our outstanding 8% senior subordinated notes due 2014 and lenders under the Parent term loan facility and will receive a portion of our net proceeds from this offering. See "Use of Proceeds."

Proposed national securities exchange trading symbol	"AMC"

        Unless otherwise stated herein, the information in this prospectus (other than our historical financial statements and historical financial data) assumes that:

  •
  the Reclassification has been completed;

  •
  the underwriters have not exercised their option to purchase up to                additional shares of common stock from us;

  •
  the initial offering price is $        per share, the midpoint of the range set forth on the cover page of this prospectus; and

  •
  our amended and restated certificate of incorporation and amended and restated bylaws are in effect, pursuant to which the provisions described under "Description of Capital Stock" will become operative.

        In the Reclassification, each holder of shares of Parent's Class A common stock, Class L common stock and Class N common stock will receive                      shares of common stock for one share of Class A common stock, Class L common stock or Class N common stock. The number of shares of common stock to be outstanding after completion of this offering is based on                     shares of our common stock to be sold in this offering and, except where we state otherwise, the common stock information we present in this prospectus excludes, as of                    , 2011:

  •
                shares of common stock issuable upon the exercise of outstanding employee options, at                    , 2011, at a weighted average exercise price of $      per share; and

  •
                shares of common stock we will reserve for future issuance under our equity incentive plan.

Summary Historical and Unaudited Pro Forma Financial and Operating Data

        The following summary historical financial and operating data sets forth our historical financial and operating data for the 26 weeks ended September 29, 2011 and September 30, 2010 and the fiscal years ended March 31, 2011, April 1, 2010 and April 2, 2009 and have been derived from the Company's consolidated financial statements and related notes for such periods included elsewhere in this prospectus. The historical financial data set forth below is qualified in its entirety by reference to the Company's consolidated financial statements and the notes thereto included elsewhere in this prospectus.

        The following summary unaudited pro forma financial and operating data sets forth our unaudited pro forma consolidated balance sheet as of September 29, 2011 and unaudited pro forma consolidated statement of operations for the 26 weeks ended September 29, 2011, the 52 weeks ended March 31, 2011 and the 52 weeks ended September 29, 2011. The pro forma financial data has been derived from the Company's historical consolidated financial information, including the notes thereto, and the Kerasotes historical financial information, including the notes thereto, included elsewhere in this prospectus, and has been prepared based on the Company's historical consolidated financial statements and the Kerasotes historical financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet gives pro forma effect to the Transactions as if they had occurred on September 29, 2011. The unaudited pro forma combined statement of operations data gives pro forma effect to the Transactions as if they had occurred on April 2, 2010. The summary unaudited pro forma financial and operating data is based on certain assumptions and adjustments and does not purport to present what the Company's actual results of operations would have been had the Transactions and events reflected by them in fact occurred on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future. The summary unaudited pro forma financial data should be read in conjunction with "Unaudited Pro Forma Condensed Financial Information," the historical consolidated financial statements, including the notes thereto, of the Company and of Kerasotes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's other financial data presented elsewhere in this prospectus.

        The summary historical financial and operating data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", our historical consolidated financial statements, including the notes thereto, and the Kerasotes historical financial statements, including the notes thereto, included in this prospectus.

	Pro Forma			Historical
				26 Weeks Ended		Years Ended
	26 Weeks Ended September 29, 2011	52 Weeks Ended March 31, 2011	52 Weeks Ended September 29, 2011(1)	26 Weeks Ended September 29, 2011	26 Weeks Ended September 30, 2010	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
	(in thousands, except per share and operating data)
Statement of Operations Data:
Total revenues	$1,373,559	$2,450,977	$2,501,372	$1,373,559	$1,294,577	$2,422,968	$2,417,739	$2,265,487

Operating Costs and Expenses:
Cost of operations	935,837	1,712,039	1,773,360	935,837	846,781	1,684,791	1,612,260	1,486,457
Rent	235,556	480,016	475,195	235,556	236,035	475,810	440,664	448,803
General and administrative:
Merger, acquisition and transactions costs	1,607	16,838	7,259	1,607	11,186	16,838	2,578	1,481
Management fee	—	—	—	2,500	2,500	5,000	5,000	5,000
Other	28,155	59,808	55,194	28,155	31,118	58,157	58,274	53,800
Depreciation and amortization	103,171	216,095	214,626	103,171	100,958	212,413	188,342	201,413
Impairment of long-lived assets	—	12,779	12,779	—	—	12,779	3,765	73,547

Operating costs and expenses	1,304,326	2,497,575	2,538,413	1,306,826	1,228,578	2,465,788	2,310,883	2,270,501

Operating income (loss)	$69,233	$(46,598)	$(37,041)	$66,733	$65,999	$(42,820)	$106,856	$(5,014)
Other (income) expense	(11,477)	28,556	26,764	(11,477)	(9,685)	28,556	(87,793)	(14,139)
Interest expense	71,031	147,438	146,487	89,304	89,916	183,657	174,091	188,681

	Pro Forma			Historical
				26 Weeks Ended		Years Ended
	26 Weeks Ended September 29, 2011	52 Weeks Ended March 31, 2011	52 Weeks Ended September 29, 2011(1)	26 Weeks Ended September 29, 2011	26 Weeks Ended September 30, 2010	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
	(in thousands, except per share and operating data)
Equity in (earnings) loss of non-consolidated entities(2)	4,305	(17,178)	(9,307)	4,305	(3,566)	(17,178)	(30,300)	(24,823)
Gain on NCM transactions	—	(64,441)	207	—	(64,648)	(64,441)	—	—
Investment income	(62)	(491)	(398)	(62)	(155)	(491)	(287)	(1,759)

Earnings (loss) from continuing operations before income taxes	5,436	(140,482)	(200,794)	(15,337)	54,137	(172,923)	51,145	(152,974)
Income tax provision (benefit)	8,870	14,050	13,470	1,070	5,150	1,950	(36,300)	5,800

Earnings (loss) from continuing operations	$(3,434)	$(154,532)	$(214,264)	$(16,407)	$48,987	$(174,873)	$87,445	$(158,774)

Basic earnings (loss) from continuing operations per share				$(12.83)	$38.31	$(136.73)	$68.38	$(123.93)
Diluted earnings (loss) from continuing operations per share				(12.83)	37.81	(136.73)	68.24	(123.93)
Average shares outstanding:
Basic				1,279.14	1,278.82	1,278.92	1,278.82	1,281.20
Diluted				1,279.14	1,295.46	1,278.92	1,281.42	1,281.20
Balance Sheet Data (at period end):
Cash and equivalents				$440,962		$417,408	$611,593	$539,597
Corporate borrowings, including current portion				2,316,918		2,312,108	2,271,914	2,394,586
Other long-term liabilities				421,053		432,439	309,591	308,702
Capital and financing lease obligations, including current portion				63,773		65,675	57,286	60,709
Stockholders' equity				233,748		265,949	439,542	378,484
Total assets				3,827,178		3,855,954	3,774,912	3,774,894
Other Data:
Adjusted EBITDA(3)	$205,933	$318,282	$325,840	$205,933	$193,460	$313,322	$364,022	$326,128
NCM cash distributions received	8,981	35,502	34,308	8,981	10,175	35,502	34,633	28,104
Net cash provided by (used in) operating activities	122,571	88,645	181,166	108,071	10,659	(16,168)	198,936	167,249
Capital expenditures	(56,508)	(129,347)	(139,144)	(56,508)	(46,711)	(129,347)	(97,011)	(121,456)
Proceeds from sale/leasebacks	953	4,905	4,203	953	1,655	4,905	6,570	—
Operating Data (at period end):
Screen additions	26	61	67	26	974	1,015	6	83
Screen dispositions	71	258	288	71	183	400	105	77
Average screens—continuing operations(4)	4,999	5,173	5,065	4,999	5,035	5,086	4,485	4,545
Number of screens operated	5,083	5,128	5,083	5,083	5,304	5,128	4,513	4,612
Number of theatres operated	351	360	351	351	378	360	297	307
Screens per theatre	14.5	14.2	14.5	14.5	14.0	14.2	15.2	15.0
Attendance (in thousands)—continuing operations(4)	107,102	196,996	195,980	107,102	105,479	194,412	200,285	196,184

(1)
The pro forma statement of operations and other data for the 52 weeks ended September 29, 2011, which are unaudited, have been calculated by subtracting the pro forma data for the 26 weeks ended September 30, 2010 from the pro forma data for the 52 weeks ended March 31, 2011 and adding the data for the 26 weeks ended September 29, 2011. This presentation is not in accordance with U.S. GAAP. We believe that this presentation provides useful information to investors regarding our recent financial performance, and we view this presentation of the four most recently completed fiscal quarters as a key measurement period for investors to assess our historical results. In addition, our management uses trailing four quarter financial information to evaluate our financial performance for ongoing planning purposes, including a continuous assessment of our financial performance in comparison to budgets and internal projections. We also use trailing four quarter financial data to test compliance with covenants under our senior secured credit facility. This presentation has limits as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. See "Unaudited Pro Forma Condensed Financial Information" for further discussion of the calculation of unaudited pro forma financial data.

(2)
During fiscal 2011, fiscal 2010 and fiscal 2009, equity in earnings including cash distributions from NCM were $32.9 million, $34.4 million and $27.7 million, respectively.

(3)
We present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as earnings (loss) from continuing operations plus (i) income tax provisions (benefit), (ii) interest expense and (iii) depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance and to include any cash distributions of earnings from our equity method investees. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Set forth below is a reconciliation of Adjusted EBITDA to earnings (loss) from continuing operations, our most comparable GAAP measure:

	Pro Forma			Historical
						Years Ended
				Twenty-Six Weeks Ended
	26 Weeks Ended September 29, 2011	52 Weeks Ended March 31, 2011(1)	52 Weeks Ended September 29, 2011			52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
				September 29, 2011	September 30, 2010
	(in thousands, except per share and operating data)
Earnings (loss) from continuing operations	$(3,434)	$(154,532)	$(214,264)	$(16,407)	$48,987	$(174,873)	$87,445	$(158,774)
Plus:
Income tax provision (benefit)	8,870	14,050	13,470	1,070	5,150	1,950	(36,300)	5,800
Interest expense	71,031	147,438	146,487	89,304	89,916	183,657	174,091	188,681
Depreciation and amortization	103,171	216,095	214,626	103,171	100,958	212,413	188,342	201,413
Impairment of long-lived assets	—	12,779	12,779	—	—	12,779	3,765	73,547
Certain operating expenses(a)	8,463	67,477	73,791	8,463	(7,907)	57,421	6,099	1,517
Equity in (earnings) losses of non-consolidated entities	4,305	(17,178)	(9,307)	4,305	(3,566)	(17,178)	(30,300)	(24,823)
Cash distributions from non-consolidated entities(b)	10,248	35,893	35,966	10,248	10,175	35,893	36,163	31,423
Gain on NCM transactions	—	(64,441)	207	—	(64,648)	(64,441)	—	—
Investment income	(62)	(491)	(398)	(62)	(155)	(491)	(287)	(1,759)
Other (income) expense(c)	416	42,828	43,244	416	—	42,828	(73,958)	—
General and administrative expense:
Merger, acquisition and transaction costs	1,607	16,838	7,259	1.607	11,186	16,838	2,578	1,481
Management fee	—	—	—	2,500	2,500	5,000	5,000	5,000
Stock-based compensation expense	1,318	1,526	1,980	1,318	864	1,526	1,384	2,622

Adjusted EBITDA(d)(e)	$205,933	$318,282	$325,840	$205,933	$193,460	$313,322	$364,022	$326,128

  (a)
  Amounts represent preopening expense, theatre and other closure expense (income) and disposition of assets and other gains included in operating expenses.

  (b)
  Effective July 1, 2011, cash distributions from non-consolidated entities were included in our Adjusted EBITDA presentation with conforming reclassification made for the current and prior year presentation. The presentation reclassification reflects how our management evaluates our Adjusted EBITDA performance and is generally consistent with treatment in our various debt covenant calculations.

  (c)
  Other expense for the twenty-six weeks ended September 29, 2011 is comprised of expenses on extinguishment of indebtedness related to the redemption of the 11% Senior Subordinated Notes due 2016 of $54,000 and Holding's 12% Senior Discount Notes due 2014 of $52,000 and expenses related to the modification of the senior secured credit facility of $310,000. Other expense for the 52 weeks ended March 31, 2011 is comprised of the loss on extinguishment of indebtedness and debt modification related to our 11% Senior Subordinated Notes due 2016, our 12% Senior Discount Notes due 2014 and our senior secured credit facility amendment. Other expense for fiscal 2010, on a historical basis, includes a gain on extinguishment of indebtedness of $85.2 million related to the Parent's term loan facility partially offset by the loss on extinguishment of indebtedness related to the cash tender offer and remaining redemption with respect to our 8 5/8% senior notes due 2012.

  (d)
  Does not reflect reductions in revenues and costs that we anticipate we will achieve relating to the early closure of underperforming theatres and screens in fiscal 2011. Had these theatres and screens been closed at April 1, 2010, we would have improved our fiscal 2011 Adjusted EBITDA results by $8.6 million.

  (e)
  The acquisition of Kerasotes contributed approximately $20.1 million during the twenty-six weeks ended September 29, 2011 in Adjusted EBITDA. The acquisition of Kerasotes contributed approximately $31.6 million in Adjusted EBITDA during the period of May 24, 2010 to March 31, 2011.

Adjusted EBITDA and Pro Forma Adjusted EBITDA are non-GAAP financial measures commonly used in our industry and should not be construed as an alternative to net earnings (loss) as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with GAAP). Adjusted EBITDA and Pro Forma Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. We have included Adjusted EBITDA and Pro Forma Adjusted EBITDA because we believe they provide management and investors with additional information to measure our performance and liquidity, estimate our value and evaluate our ability to service debt. In addition, we use Adjusted EBITDA for incentive compensation purposes.

Adjusted EBITDA and Pro Forma Adjusted EBITDA have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under U.S. GAAP. For example, Adjusted EBITDA:

•
does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments;

•
does not reflect changes in, or cash requirements for, our working capital needs;

•
does not reflect the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

•
excludes tax payments that represent a reduction in cash available to us;

•
does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; and

•
does not reflect management fees that may be paid to our sponsors.

(4)
Includes consolidated theatres only.

RISK FACTORS

        Before you decide to purchase shares of our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our pro forma and historical financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly.

Risks Related to Our Industry

We have no control over distributors of the films and our business may be adversely affected if our access to motion pictures is limited or delayed.

        We rely on distributors of motion pictures, over whom we have no control, for the films that we exhibit. Major motion picture distributors are required by law to offer and license film to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis. Our business depends on maintaining good relations with these distributors, as this affects our ability to negotiate commercially favorable licensing terms for first-run films or to obtain licenses at all. Our business may be adversely affected if our access to motion pictures is limited or delayed because of deterioration in our relationships with one or more distributors or for some other reason. To the extent that we are unable to license a popular film for exhibition in our theatres, our operating results may be adversely affected.

We depend on motion picture production and performance.

        Our ability to operate successfully depends upon the availability, diversity and appeal of motion pictures, our ability to license motion pictures and the performance of such motion pictures in our markets. We license first-run motion pictures, the success of which has increasingly depended on the marketing efforts of the major motion picture studios. Poor performance of, or any disruption in the production of these motion pictures (including by reason of a strike or lack of adequate financing), or a reduction in the marketing efforts of the major motion picture studios, could hurt our business and results of operations. Conversely, the successful performance of these motion pictures, particularly the sustained success of any one motion picture, or an increase in effective marketing efforts of the major motion picture studios, may generate positive results for our business and operations in a specific fiscal quarter or year that may not necessarily be indicative of, or comparable to, future results of operations. In addition, a change in the type and breadth of movies offered by motion picture studios may adversely affect the demographic base of moviegoers.

We are subject, at times, to intense competition.

        Our theatres are subject to varying degrees of competition in the geographic areas in which we operate. Competitors may be national circuits, regional circuits or smaller independent exhibitors. Competition among theatre exhibition companies is often intense with respect to the following factors:

  •
  Attracting patrons.  The competition for patrons is dependent upon factors such as the availability of popular motion pictures, the location and number of theatres and screens in a market, the comfort and quality of the theatres and pricing. Many of our competitors have sought to increase the number of screens that they operate. Competitors have built or may be planning to build theatres in certain areas where we operate, which could result in excess capacity and increased competition for patrons.

  •
  Licensing motion pictures.  We believe that the principal competitive factors with respect to film licensing include licensing terms, number of seats and screens available for a particular picture, revenue potential and the location and condition of an exhibitor's theatres.

  •
  Low barriers to entry.  We must compete with exhibitors and others in our efforts to locate and acquire attractive sites for our theatres. In areas where real estate is readily available, there are few barriers to entry that prevent a competing exhibitor from opening a theatre near one of our theatres.

        The theatrical exhibition industry also faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks and sporting events and from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems and from other forms of in-home entertainment.

Industry-wide screen growth has affected and may continue to affect the performance of some of our theatres.

        In recent years, theatrical exhibition companies have emphasized the development of large megaplexes, some of which have as many as 30 screens in a single theatre. The industry-wide strategy of aggressively building megaplexes generated significant competition and rendered many older, multiplex theatres obsolete more rapidly than expected. Many of these theatres are under long-term lease commitments that make closing them financially burdensome, and some companies have elected to continue operating them notwithstanding their lack of profitability. In other instances, because theatres are typically limited-use design facilities, or for other reasons, landlords have been willing to make rent concessions to keep them open. In recent years, many older theatres that had closed are being reopened by small theatre operators and in some instances by sole proprietors that are able to negotiate significant rent and other concessions from landlords. As a result, there was growth in the number of screens in the U.S. and Canadian exhibition industry from 2005 to 2008. This has affected and may continue to affect the performance of some of our theatres. The number of screens in the U.S. and Canadian exhibition industry slightly declined from 2008 to 2010.

An increase in the use of alternative film delivery methods or other forms of entertainment may drive down our attendance and limit our ticket prices.

        We compete with other film delivery methods, including network, syndicated cable and satellite television, DVDs and video cassettes, as well as video-on-demand, pay-per-view services and downloads via the Internet. We also compete for the public's leisure time and disposable income with other forms of entertainment, including sporting events, amusement parks, live music concerts, live theatre and restaurants. An increase in the popularity of these alternative film delivery methods and other forms of entertainment could reduce attendance at our theatres, limit the prices we can charge for admission and materially adversely affect our business and results of operations.

Our results of operations may be impacted by shrinking video release windows.

        Over the last decade, the average video release window, which represents the time that elapses from the date of a film's theatrical release to the date a film is available on DVD, an important downstream market, has decreased from approximately six months to approximately three to four months. If patrons choose to wait for a DVD release rather than attend a theatre for viewing the film, it may adversely impact our business and results of operations, financial condition and cash flows. Several major film studios are currently testing a premium video on demand product released in homes approximately 60 days after a movie's theatrical debut, which could cause the release window to shrink further. We cannot assure you that this release window, which is determined by the film studios, will not shrink further or be eliminated altogether, which could have an adverse impact on our business and results of operations.

Development of digital technology may increase our capital expenses.

        The industry is in the process of converting film-based media to digital-based media. We, along with some of our competitors, have commenced a roll-out of digital equipment for exhibiting feature films and plan to continue the roll-out through our joint venture DCIP. However, significant obstacles exist that impact such a roll-out plan, including the cost of digital projectors and the supply of projectors by manufacturers. During fiscal 2010, DCIP completed its formation and $660.0 million funding to facilitate the financing and deployment of digital technology in our theatres. During March of 2011, DCIP completed additional financing of $220.0 million, which we believe will allow us to complete our planned digital deployments.

General political, social and economic conditions can reduce our attendance.

        Our success depends on general political, social and economic conditions and the willingness of consumers to spend money at movie theatres. If going to motion pictures becomes less popular or consumers spend less on concessions, which accounted for 27% of our revenues in fiscal 2011, our operations could be adversely affected. In addition, our operations could be adversely affected if consumers' discretionary income falls as a result of an economic downturn. Political events, such as terrorist attacks, could cause people to avoid our theatres or other public places where large crowds are in attendance.

Risks Related to Our Business

Our substantial debt could adversely affect our operations and prevent us from satisfying those debt obligations.

        We have a significant amount of debt. As of September 29, 2011, on a pro forma basis, we had $1.9 billion of outstanding indebtedness, which consisted of $614.3 million under our senior secured credit facility, $587.8 million of our senior notes ($600.0 million face amount), $600.0 million of our subordinated notes and $63.8 million of capital and financing lease obligations, and $182.0 million would have been available for borrowing as additional senior debt under our senior secured credit facility. As of March 31, 2011, our subsidiaries also had approximately $4.3 billion of undiscounted rental payments under operating leases (with initial base terms of between 10 and 15 years).

        The amount of our indebtedness and lease and other financial obligations could have important consequences to you. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to obtain additional financing in the future for working capital, capital expenditures, dividend payments, acquisitions, general corporate purposes or other purposes;

  •
  require us to dedicate a substantial portion of our cash flow from operations to the payment of lease rentals and principal and interest on our indebtedness, thereby reducing the funds available to us for operations and any future business opportunities;

  •
  limit our planning flexibility for, or ability to react to, changes in our business and the industry; and

  •
  place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

        If we fail to make any required payment under our senior secured credit facility or to comply with any of the financial and operating covenants contained therein, we would be in default. Lenders under our senior secured credit facility could then vote to accelerate the maturity of the indebtedness under the senior secured credit facility and foreclose upon the stock and personal property of our subsidiaries that is pledged to secure the senior secured credit facility. Other creditors might then accelerate other indebtedness. If the lenders under the senior secured credit facility accelerate the maturity of the indebtedness thereunder, we might not have sufficient assets to satisfy our obligations under the senior secured credit facility or our other indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        Our indebtedness under our senior secured credit facility bears interest at rates that fluctuate with changes in certain prevailing interest rates (although, subject to certain conditions, such rates may be fixed for certain periods). If interest rates increase, we may be unable to meet our debt service obligations under our senior secured credit facility and other indebtedness.

We have had significant financial losses in recent years.

        Prior to fiscal 2007, we had reported net losses in each of the prior nine fiscal years totaling approximately $510.1 million. For fiscal 2007, 2008, 2009, 2010 and 2011, we reported net earnings (losses) of $116.9 million, $(6.2) million, $(149.0) million, $79.9 million and $(174.3) million, respectively. If we experience losses in the future, we may be unable to meet our payment obligations while attempting to expand our theatre circuit and withstand competitive pressures or adverse economic conditions.

We face significant competition for new theatre sites, and we may not be able to build or acquire theatres on terms favorable to us.

        We anticipate significant competition from other exhibition companies and financial buyers when trying to acquire theatres, and there can be no assurance that we will be able to acquire such theatres at reasonable prices or on favorable terms. Moreover, some of these possible buyers may be stronger financially than we are. In addition, given our size and market share, as well as our recent experiences with the Antitrust Division of the United States Department of Justice in connection with the acquisition of Kerasotes and prior acquisitions, we may be required to dispose of theatres in connection with future acquisitions that we make. As a result of the foregoing, we may not succeed in acquiring theatres or may have to pay more than we would prefer to make an acquisition.

Acquiring or expanding existing circuits and theatres may require additional financing, and we cannot be certain that we will be able to obtain new financing on favorable terms, or at all.

        On a pro forma basis, our net capital expenditures aggregated approximately $129.3 million for fiscal 2011. We estimate that our planned capital expenditures will be between $140.0 million and $150.0 million in fiscal 2012 and will continue at approximately $120.0 million annually over the next three years. Actual capital expenditures in fiscal 2012 may differ materially from our estimates. We may have to seek additional financing or issue additional securities to fully implement our growth strategy. We cannot be certain that we will be able to obtain new financing on favorable terms, or at all. In addition, covenants under our existing indebtedness limit our ability to incur additional indebtedness, and the performance of any additional theatres may not be sufficient to service the related indebtedness that we are permitted to incur.

We may be reviewed by antitrust authorities in connection with acquisition opportunities that would increase our number of theatres in markets where we have a leading market share.

        Given our size and market share, pursuit of acquisition opportunities that would increase the number of our theatres in markets where we have a leading market share would likely result in significant review by the Antitrust Division of the United States Department of Justice, and we may be required to dispose of theatres in order to complete such acquisition opportunities. For example, in connection with the acquisition of Kerasotes, we were required to dispose of 11 theatres located in various markets across the United States, including Chicago, Denver and Indianapolis. As a result, we may not be able to succeed in acquiring other exhibition companies or we may have to dispose of a significant number of theatres in key markets in order to complete such acquisitions.

The agreements governing our indebtedness contain covenants that may limit our ability to take advantage of certain business opportunities advantageous to us.

        The agreements governing our indebtedness contain various covenants that limit our ability to, among other things:

  •
  incur or guarantee additional indebtedness;

  •
  pay dividends or make other distributions to our stockholders;

  •
  make restricted payments;

  •
  incur liens;

  •
  engage in transactions with affiliates; and

  •
  enter into business combinations.

        These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

        Although the indentures for our notes contain a fixed charge coverage test that limits our ability to incur indebtedness, this limitation is subject to a number of significant exceptions and qualifications. Moreover, the indentures do not impose any limitation on our incurrence of capital or finance lease obligations or liabilities that are not considered "Indebtedness" under the indentures (such as operating leases), nor do they impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might be designated as "unrestricted subsidiaries," which are subsidiaries that we designate, that are not subject to the restrictive covenants contained in the indentures governing our notes. Furthermore, there are no restrictions in the indentures on our ability to invest in other entities (including unaffiliated entities) and no restrictions on the ability of our subsidiaries to enter into agreements restricting their ability to pay dividends or otherwise transfer funds to us. Also, although the indentures limit our ability to make restricted payments, these restrictions are subject to significant exceptions and qualifications.

We may not generate sufficient cash flow from our theatre acquisitions to service our indebtedness.

        In any acquisition, we expect to benefit from cost savings through, for example, the reduction of overhead and theatre level costs, and from revenue enhancements resulting from the acquisition. However, there can be no assurance that we will be able to generate sufficient cash flow from these acquisitions to service any indebtedness incurred to finance such acquisitions or realize any other anticipated benefits. Nor can there be any assurance that our profitability will be improved by any one or more acquisitions. Any acquisition may involve operating risks, such as:

  •
  the difficulty of assimilating and integrating the acquired operations and personnel into our current business;

  •
  the potential disruption of our ongoing business;

  •
  the diversion of management's attention and other resources;

  •
  the possible inability of management to maintain uniform standards, controls, procedures and policies;

  •
  the risks of entering markets in which we have little or no experience;

  •
  the potential impairment of relationships with employees;

  •
  the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated; and

  •
  the possibility that the acquired theatres do not perform as expected.

If our cash flows prove inadequate to service our debt and provide for our other obligations, we may be required to refinance all or a portion of our existing debt or future debt at terms unfavorable to us.

        Our ability to make payments on and refinance our debt and other financial obligations and to fund our capital expenditures and acquisitions will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. The maximum amount we would be permitted to distribute in compliance with our senior secured credit facility and the indentures governing our debt securities, on a pro forma basis, was approximately $252.3 million as of September 29, 2011.

        In addition, our notes require us to repay or refinance those notes when they come due. If our cash flows were to prove inadequate to meet our debt service, rental and other obligations in the future, we may be required to refinance all or a portion of our existing or future debt, on or before maturity, to sell assets or to obtain additional financing. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior secured credit facility, sell any such assets or obtain additional financing on commercially reasonable terms or at all.

        The terms of the agreements governing our indebtedness restrict, but do not prohibit us from incurring additional indebtedness. If we are in compliance with the financial covenants set forth in the senior secured credit facility and our other outstanding debt instruments, we may be able to incur substantial additional indebtedness. If we incur additional indebtedness, the related risks that we face may intensify.

Optimizing our theatre circuit through new construction is subject to delay and unanticipated costs.

        The availability of attractive site locations is subject to various factors that are beyond our control.

        These factors include:

  •
  local conditions, such as scarcity of space or increase in demand for real estate, demographic changes and changes in zoning and tax laws; and

  •
  competition for site locations from both theatre companies and other businesses.

        In addition, we typically require 18 to 24 months in the United States and Canada from the time we identify a site to the opening of the theatre. We may also experience cost overruns from delays or other unanticipated costs. Furthermore, these new sites may not perform to our expectations.

Our investment in and revenues from NCM may be negatively impacted by the competitive environment in which NCM operates.

        We have maintained an investment in NCM. NCM's in-theatre advertising operations compete with other cinema advertising companies and other advertising mediums including, most notably, television, newspaper, radio and the Internet. There can be no guarantee that in-theatre advertising will continue to attract major advertisers or that NCM's in-theatre advertising format will be favorably received by the theatre-going public. If NCM is unable to generate expected sales of advertising, it may not maintain the level of profitability we hope to achieve, its results of operations and cash flows may be adversely affected and our investment in and revenues and dividends from NCM may be adversely impacted.

We may suffer future impairment losses and theatre and other closure charges.

        The opening of large megaplexes by us and certain of our competitors has drawn audiences away from some of our older, multiplex theatres. In addition, demographic changes and competitive pressures have caused some of our theatres to become unprofitable. As a result, we may have to close certain theatres or recognize impairment losses related to the decrease in value of particular theatres. We review long-lived assets, including intangibles, for impairment as part of our annual budgeting process and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. We recognized non-cash impairment losses in 1996 and in each fiscal year thereafter except for 2005. Our impairment losses of long-lived assets from continuing operations over this period aggregated to $297.8 million. Beginning fiscal 1999 through March 31, 2011, we also incurred theatre and other closure expenses, including theatre lease termination charges aggregating approximately $117.0 million. Deterioration in the performance of our theatres could require us to recognize additional impairment losses and close additional theatres, which could have an adverse effect on the results of our operations. We continually monitor the performance of our theatres, and factors such as changing consumer preferences for filmed entertainment in international markets and our inability to sublease vacant retail space could negatively impact operating results and result in future closures, sales, dispositions and significant theatre and other closure charges prior to expiration of underlying lease agreements.

We must comply with the ADA, which could entail ongoing cost of compliance.

        Our theatres must comply with Title III of the Americans with Disabilities Act of 1990, or ADA. Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, and an award of damages to private litigants or additional capital expenditures to remedy such noncompliance.

        On January 29, 1999, the Civil Rights Division of the Department of Justice, or the Department, filed suit alleging that our stadium-style theatres violated the ADA and related regulations. On December 5, 2003, the trial court entered a consent order and final judgment on non-line-of-sight issues under which AMCE agreed to remedy certain violations at its stadium-style theatres and at certain theatres it may open in the future. Currently we estimate that betterments are required at approximately 33 stadium-style theatres. As to line-of-sight matters, the trial court approved a settlement on November 29, 2010. The remaining unpaid costs of these betterments are not expected to have a material adverse impact to our financial condition, results of operations or cash flows. See "Business—Legal Proceedings."

We may be subject to liability under environmental laws and regulations.

        We own and operate facilities throughout the United States and manage or own facilities in several foreign countries and are subject to the environmental laws and regulations of those jurisdictions, particularly laws governing the cleanup of hazardous materials and the management of properties. We might in the future be required to participate in the cleanup of a property that we own or lease, or at which we have been alleged to have disposed of hazardous materials from one of our facilities. In certain circumstances, we might be solely responsible for any such liability under environmental laws, and such claims could be material.

We may not be able to generate additional ancillary revenues.

        We intend to continue to pursue ancillary revenue opportunities such as advertising, promotions and alternative uses of our theatres during non-peak hours. Our ability to achieve our business objectives may depend in part on our success in increasing these revenue streams. Some of our U.S. and Canadian competitors have stated that they intend to make significant capital investments in digital advertising delivery, and the success of this delivery system could make it more difficult for us to compete for advertising revenue. In addition, in March 2005 we contributed our cinema screen advertising business to NCM. As such, although we retain board seats and an ownership interest in NCM, we do not control this business, and therefore do not control our revenues attributable to cinema screen advertising. We cannot assure you that we will be able to effectively generate additional ancillary revenue and our inability to do so could have an adverse effect on our business and results of operations.

Although AMCE already files certain periodic reports with the Securities and Exchange Commission, becoming a public company will increase our expenses and administrative burden, in particular to bring our company into compliance with certain provisions of the Sarbanes Oxley Act of 2002 to which we are not currently subject.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to create or revise the roles and duties of our board committees, adopt additional internal controls and disclosure controls and procedures, retain a transfer agent and adopt an insider trading policy in compliance with our obligations under the securities laws.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission and the applicable national securities exchange, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

We depend on key personnel for our current and future performance.

        Our current and future performance depends to a significant degree upon the retention of our senior management team and other key personnel. The loss or unavailability to us of any member of our senior management team or a key employee could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we would be able to locate or employ qualified replacements for senior management or key employees on acceptable terms.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

        The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Risks Related to This Offering

Future sales of our common stock could cause the market price for our common stock to decline.

        Upon consummation of this offering, there will be                     shares of our common stock outstanding. All shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Of the remaining shares of common stock outstanding,                will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales will occur, could cause the market price of our common stock to decline. After giving effect to the Reclassification, the Sponsors will hold                      shares of our common stock, all of which constitute "restricted securities" under the Securities Act. Provided the holders comply with the applicable volume limits and other conditions prescribed in Rule 144 under the Securities Act, all of these restricted securities are currently freely tradable. The Securities and Exchange Commission (the "SEC") adopted revisions to Rule 144 that, among other things, shorten the holding period applicable to restricted securities under certain circumstances from one year to six months.

        Additionally, as of the consummation of this offering, approximately                     shares of our common stock will be issuable upon exercise of stock options that vest and are exercisable at various dates through May 28, 2019, with an exercise price of $            . Of such options,                     will be immediately exercisable. As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock reserved for issuance under our equity incentive plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described below.

        We and certain of our stockholders, directors and officers have agreed to a "lock-up," pursuant to which neither we nor they will sell any shares without the prior consent of             for 180 days after the date of this prospectus, subject to certain exceptions and extension under certain circumstances. Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. In addition, the Sponsors have certain demand and "piggy-back" registration rights with respect to the common stock that they will retain following this offering. See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future, including common stock held by the Sponsors.

Our stock price may be volatile and may decline substantially from the initial offering price.

        Immediately prior to this offering, there has been no public market for our common stock, and an active trading market for our common stock may not develop or continue upon completion of the offering. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the price at which our common stock will trade after the offering.

        The stock market in general has experienced extreme price and volume fluctuations in recent years. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. You may be unable to resell your shares at or above the public offering price because of a number of factors, including:

  •
  actual or anticipated quarterly fluctuations in our operating results;

  •
  changes in expectations of future financial performance or changes in estimates of securities analysts;

  •
  changes in the market valuations of other companies;

  •
  announcements relating to actions of other media companies, strategic relationships, acquisitions or industry consolidation;

  •
  terrorist acts or wars; and

  •
  general economic, market and political conditions including those not related to our business.

We may not generate sufficient cash flows or have sufficient restricted payment capacity under our senior secured credit facility or the indentures governing our debt securities to pay our intended dividends on the common stock.

        Following this offering, and subject to legally available funds, we intend to pay quarterly cash dividends, commencing from the closing date of this offering. We expect that our first dividend will be with respect to the    quarter of fiscal 2013. We are a holding company and will have no direct operations. We will only be able to pay dividends from our available cash on hand and funds received from our subsidiaries. Our subsidiaries' ability to make distributions to us will depend on their ability to generate substantial operating cash flow. Our ability to pay dividends to our stockholders will be subject to the terms of our senior secured credit facility and the indentures governing the outstanding notes. Our operating cash flow and ability to comply with restricted payments covenants in our debt instruments will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. In addition, dividend payments are not mandatory or guaranteed, and our board of directors may never declare a dividend, decrease the level of dividends or entirely discontinue the payment of dividends. Your decision whether to purchase shares of our common stock should allow for the possibility that no dividends will be paid. You may not receive any dividends as a result of the following additional factors, among others:

  •
  the agreements governing our indebtedness contain covenants that may limit our ability to take advantage of certain business opportunities advantageous to us that may arise;

  •
  we are not legally or contractually required to pay dividends;

  •
  while we currently intend to pay a regular quarterly dividend, this policy could be modified or revoked at any time;

  •
  even if we do not modify or revoke our dividend policy, the actual amount of dividends distributed and the decision to make any distribution is entirely at the discretion of our board of directors and future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant;

  •
  the amount of dividends distributed is and will be subject to contractual restrictions under the restrictive payment covenants contained in:

  •
  the indentures governing our debt securities,

  •
  the terms of our senior secured credit facility, and

  •
  the terms of any other outstanding indebtedness incurred by us or any of our subsidiaries after the completion of this offering;

  •
  the amount of dividends distributed is subject to state law restrictions; and

  •
  our stockholders have no contractual or other legal right to dividends.

        The maximum amount we would be permitted to distribute in compliance with our senior secured credit facility and the indentures governing our debt securities on a pro forma basis was approximately $252.3 million as of September 29, 2011. As a result of the foregoing limitations on our ability to make distributions, we cannot assure you that we will be able to make all of our intended quarterly dividend payments.

We are controlled by the Sponsors, whose interests may not be aligned with our public stockholders.

        Even after giving effect to this offering, the Sponsors will beneficially own approximately        % of our common stock and will have the power to control our affairs and policies including with respect to the election of directors (and through the election of directors the appointment of management), the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. We intend to avail ourselves of the "controlled company" exception under the applicable national securities exchange rules, which eliminates the requirement that we have a majority of independent directors on our board of directors and that we have compensation and nominating committees composed entirely of independent directors, but retains the requirement that we have an audit committee composed entirely of independent members. The governance agreements will provide that, initially, the Sponsors will collectively have the right to designate eight directors and that each will vote for the others' nominees. Additionally, our governance documents provide that directors shall be elected by a plurality of votes and do not provide for cumulative voting rights. The right to designate directors will reduce as the Sponsors' ownership percentage reduces, such that the Sponsors will not have the ability to nominate a majority of the board of directors once their collective ownership (together with the share ownership held by the JPMP and Apollo co-investors) becomes less than 50.1%. However, because our board of directors will be divided into three staggered classes, the Sponsors may be able to influence or control our affairs and policies even after they cease to own 50.1% of our outstanding common stock during the period in which the Sponsors' nominees finish their terms as members of our board but in any event no longer than would be permitted under applicable law and national securities exchange listing requirements. The directors elected by the Sponsors will have the authority, subject to the terms of our debt, to issue additional stock, implement stock repurchase programs, declare dividends, pay advisory fees and make other decisions, and they may have an interest in our doing so.

        The interests of the Sponsors could conflict with our public stockholders' interests in material respects. For example, the Sponsors could cause us to make acquisitions that increase the amount of our indebtedness or sell revenue-generating assets. Furthermore, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In addition, our governance documents do not contain any provisions applicable to deadlocks among the members of our board, and as a result we may be precluded from taking advantage of opportunities due to disagreements among the Sponsors and their respective board designees. So long as the Sponsors continue to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence or effectively control our decisions. See "Certain Relationships and Related Party Transactions—Governance Agreements."

Our amended and restated certificate of incorporation and our amended and restated bylaws, as amended, contain anti-takeover protections, which may discourage or prevent a takeover of our company, even if an acquisition would be beneficial to our stockholders.

        Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as amended, as well as provisions of the Delaware General Corporation Law, could delay or make it more difficult to remove incumbent directors or for a third party to acquire us, even if a takeover would benefit our stockholders. These provisions include:

  •
  a classified board of directors;

  •
  the sole power of a majority of the board of directors to fix the number of directors;

  •
  limitations on the removal of directors;

  •
  the sole power of the board of directors or the Sponsors, in the case of a vacancy of a Sponsor board designee, to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

  •
  the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval;

  •
  the inability of stockholders to act by written consent if less than 50.1% of our outstanding common stock is owned by the Sponsors; and

  •
  the inability of stockholders to call special meetings.

        Our issuance of shares of preferred stock could delay or prevent a change of control of our company. Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, up to                     shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares.

        Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock or a stockholder rights plan and certain other provisions of our amended and restated certificate of incorporation and amended and restated bylaws could impede a merger, takeover or other business combination involving Parent or the replacement of our management or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See "Description of Capital Stock."

Our issuance of preferred stock could dilute the voting power of the common stockholders.

        The issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of our other classes of voting stock either by diluting the voting power of our other classes of voting stock if they vote together as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote even if the action were approved by the holders of our other classes of voting stock.

Our issuance of preferred stock could adversely affect the market value of our common stock.

        The issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase common stock at the lower conversion price causing economic dilution to the holders of common stock.

J.P. Morgan Securities LLC may have a conflict of interest with respect to this offering.

        Prior to the completion of this offering, JPMP, an affiliate of J.P. Morgan Securities LLC ("J.P. Morgan"), owned more than 10% of our outstanding common stock and therefore J.P. Morgan is presumed to have a "conflict of interest" with us under FINRA Rule 2720. Accordingly, J.P. Morgan's interest may go beyond receiving customary underwriting discounts and commissions. In particular, there may be a conflict of interest between J.P. Morgan's own interests as underwriter (including in negotiating the initial public offering price) and the interests of its affiliate JPMP (as a principal stockholder). Because of the conflict of interest under FINRA Rule 2720, this offering is being conducted in accordance with the applicable provisions of that rule. FINRA Rule 2720 requires that the "qualified independent underwriter" (as such term is defined by FINRA Rule 2720) participates in the preparation of the registration statement and prospectus and conducts due diligence. Accordingly, Goldman, Sachs & Co. ("Goldman Sachs") is assuming the responsibilities of acting as the qualified independent underwriter in this offering. Although the qualified independent underwriter has participated in the preparation of the registration statement and prospectus and conducted due diligence, we cannot assure you that this will adequately address any potential conflicts of interest related to J.P. Morgan and JPMP. We have agreed to indemnify Goldman Sachs for acting as qualified independent underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or the Securities Act, and to contribute to payments that Goldman Sachs may be required to make for these liabilities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        In addition to historical information, this prospectus contains forward-looking statements. The words "forecast," "estimate," "project," "intend," "expect," "should," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors, including those discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

  •
  national, regional and local economic conditions that may affect the markets in which we or our joint venture investees operate;

  •
  the levels of expenditures on entertainment in general and movie theatres in particular;

  •
  increased competition within movie exhibition or other competitive entertainment mediums;

  •
  technological changes and innovations, including alternative methods for delivering movies to consumers;

  •
  the popularity of major film releases;

  •
  shifts in population and other demographics;

  •
  our ability to renew expiring contracts at favorable rates, or to replace them with new contracts that are comparably favorable to us;

  •
  our need for, and ability to obtain, additional funding for acquisitions and operations;

  •
  risks and uncertainties relating to our significant indebtedness;

  •
  fluctuations in operating costs;

  •
  capital expenditure requirements;

  •
  changes in interest rates; and

  •
  changes in accounting principles, policies or guidelines.

        This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative but not exhaustive. In addition, new risks and uncertainties may arise from time to time. Accordingly, all forward-looking statements should be evaluated with an understanding of their inherent uncertainty.

        Except as required by law, we assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

 USE OF PROCEEDS

        We estimate that our net proceeds from this offering without exercise of the underwriters' option to purchase additional shares will be approximately $             million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares are offered at $            per share, which represents the midpoint of the range set forth on the front cover of this prospectus. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us will be approximately $             million.

        We intend to use these net proceeds, together with cash on hand, to: first, repay $215.6 million principal amount of the loans outstanding under the Parent's term loan facility plus accrued and unpaid interest; second, to retire $300.0 million principal amount of our outstanding 8% senior subordinated notes due 2014; and third, to pay an estimated $24.4 million lump sum payment to the Sponsors pursuant to the Fee Agreement with our Sponsors. Affiliates of certain of the underwriters are holders of our outstanding 8% senior subordinated notes due 2014 and lenders under the Parent term loan facility and will receive a portion of our net proceeds from this offering. See "Risk Factors—Risks Related to this Offering."

        Borrowings under the Parent's term loan facility mature on June 13, 2012. The interest rate on such borrowings was 5.3% per annum as of September 29, 2011. Our outstanding 8% senior subordinated notes mature on March 1, 2014.

 DIVIDEND POLICY

        Following this offering and subject to legally available funds, we intend to pay a quarterly cash dividend at an annual rate initially equal to $            per share (or a quarterly rate initially equal to $            per share) of common stock, commencing from the closing date of this offering. We expect that our first dividend will be with respect to the    quarter of fiscal 2013. Based on the approximately                     million shares of common stock to be outstanding after the offering, this dividend policy implies a quarterly cash requirement of approximately $             million. We cannot assure you that any dividends will be paid in the anticipated amounts and frequency set forth in this prospectus, if at all.

        We are a holding company and have no direct operations. We will only be able to pay dividends from our available cash on hand and funds received from our subsidiaries. Their ability to make any payments to us will depend upon many factors, including its operating results, cash flows and the terms of our senior secured credit facility and the indentures governing our subsidiaries' debt securities. In addition, our ability to pay dividends to our stockholders will be subject to the terms of our indebtedness. Although we have sustained net losses in prior periods and cannot assure you that we will be able to pay dividends on a quarterly basis or at all, we believe that a number of recent positive developments in our business have improved our ability to pay dividends in compliance with applicable state corporate law once this offering has been completed. These include: the completion of the Kerasotes Acquisition, which increased the scale and cash flow of our company and generated, and we expect will continue to generate, synergies and cost savings; the continued positive impact of our implementation of premium formats and enhanced food and beverage offerings; the Redemptions; the use of proceeds from this offering, together with cash on hand, to retire $215.6 million principal amount of the Parent's term loan facility and $300.0 million principal amount of our outstanding 8% senior subordinated notes due 2014, which reduced our annual cash interest expense by approximately $24.0 million for the fiscal year ended March 31, 2011; and the discontinuation of $5.0 million per year management fees paid to our Sponsors as a result of this offering. Further, we expect to continue to benefit from substantial net operating loss carry-forwards from prior periods that will be available to offset taxes that we may owe. Also, because the Delaware General Corporation Law, or the DGCL, permits corporations to pay dividends either out of surplus (generally, the excess of a corporation's net assets (total assets minus total liabilities) over its stated capital, in each case as defined and calculated in the manner prescribed by the DGCL) or net profits, we may be able to pay dividends even if we report net losses in future periods. We do not intend to borrow funds to pay the projected quarterly dividend described above.

        The maximum amount we would be permitted to distribute in compliance with our senior secured credit facility and the indentures governing our debt securities, on a pro forma basis, was approximately $252.3 million as of September 29, 2011.

        The declaration and payment of any future dividends will be at the sole discretion of our board of directors after taking into account various factors, including legal requirements, our subsidiaries' ability to make payments to us, our financial condition, operating results, cash flow from operating activities, available cash and current and anticipated cash needs.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 29, 2011 (i) on an actual basis, and (ii) on a pro forma basis giving effect to the Mergers, this offering and the use of proceeds therefrom. The information in this table should be read in conjunction with "Unaudited Pro Forma Condensed Financial Information," "Business," the audited consolidated financial statements and the historical financial statements of the Company and the respective accompanying notes thereto appearing elsewhere in this prospectus.

	As of September 29, 2011
	Actual	Pro Forma
	(in thousands)
Cash and cash equivalents(1)	$440,962	$217,586

Short term debt (current maturities of Parent Term Loan Facility, Senior Secured Term Loan and Capital and Financing Lease Obligations)	$224,824	$9,453
Long-term debt:
8% Senior Subordinated Notes due 2014	299,494	—
9.75% Senior Subordinated Notes due 2020	600,000	600,000
8.75% Senior Fixed rate Notes due 2019	587,803	587,803
Senior secured credit facility:
Revolving loan facility(2)	—	—
Term loan due 2013	139,909	139,909
Term loan due 2016	467,841	467,841
Capital and financing lease obligations	60,820	60,820

Total debt	$2,380,691	$1,865,826

Stockholders' equity
Common Stock voting ($.01 par value shares authorized; shares issued and outstanding as of September 29, 2011 after giving pro forma effect to the Reclassification)	$—	$14
Class A-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00 shares issued and outstanding as of September 29, 2011)	4	—
Class A-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00 shares issued and outstanding as of September 29, 2011)	4	—
Class N Common Stock nonvoting ($.01 par value, 375,000 shares authorized; 2,021.02 shares issued and outstanding as of September 29, 2011)	—	—
Class L-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61 shares issued and outstanding as of September 29, 2011)	3	—
Class L-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61 shares issued and outstanding as of September 29, 2011)	3	—
Additional paid-in capital	672,681	970,813
Treasury stock, 4,314 shares at cost	(2,596)	(2,596)
Accumulated other comprehensive loss	(21,076)	(21,076)
Accumulated deficit	(415,275)	(420,705)

Total stockholders' equity	233,748	526,450

Total capitalization	$2,614,439	$2,392,276

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our cash and cash equivalents by $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

(2)
The aggregate revolving loan commitment under our senior secured credit facility is $192.5 million.

 DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in the offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

        Our net tangible book value as of                        , 2011 was $         million, or $        per share. After giving effect to the receipt and our intended use of approximately $         million of estimated net proceeds from our sale of         shares of common stock in the offering at an assumed offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), our as adjusted net tangible book value as of                        , 2011 would have been approximately $         million, or $        per share. This represents an immediate increase in pro forma net tangible book value of $        per share to existing stockholders and an immediate dilution of $        per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors:

Per Share
Assumed initial public offering price per share	$
Net tangible book value before the offering
Increase per share attributable to investors in the offering

Pro forma net tangible book value after the offering

Dilution per share to new investors	$

        A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our pro forma net tangible book value by $        , the as adjusted net tangible book value per share after this offering by $        per share and the dilution per share to new investors in this offering by $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        The following table summarizes on an as adjusted basis as of                        , 2011, giving effect to:

  •
  on an actual basis;

  •
  the total number of shares of common stock purchased from us;

  •
  the total consideration paid to us, assuming an initial public offering price of $            per share (before deducting the estimated underwriting discount and commissions and offering expenses payable by us in connection with this offering); and

  •
  the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

Total Consideration
Shares Purchased
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors in the offering			%			%

Total		100%		$	100%		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) total

consideration paid by existing stockholders, total consideration paid by new investors and the average price per share by $            , $            and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and without deducting underwriting discounts and commissions and estimated expenses payable by us.

        The tables and calculations above assume no exercise of:

  •
                shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $                per share on                        , 2011; and

  •
                shares of common stock issuable in this offering to the underwriters pursuant to an option to purchase additional shares.

        To the extent any of these options are exercised, there will be further dilution to new investors.

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

        We derived the following unaudited pro forma condensed financial information by applying pro forma adjustments attributable to the Kerasotes Acquisition, this offering and the use of proceeds therefrom and the Mergers to our historical consolidated financial statements and the Kerasotes financial statements included in this prospectus.

        These adjustments include:

  •
  the acquisition on May 24, 2010 of substantially all of the assets of Kerasotes for a purchase price of $281.4 million, which includes cash acquired and working capital and other purchase price adjustments;

  •
  the net increase in our theatre and screen count by 83 and 812, respectively, from the Kerasotes Acquisition, including the impact of theatres divested as required by the Antitrust Division of the United States Department of Justice;

  •
  this offering and the use of the proceeds therefrom; and

  •
  the Merger of AMCE with and into Parent in connection with the offering.

        The unaudited pro forma balance sheet gives pro forma effect to the Transactions as if they had occurred on September 29, 2011. The unaudited pro forma condensed statement of operations data for the 26 weeks ended September 29, 2011, the 52 weeks ended March 31, 2011 and the 52 weeks ended September 29, 2011 to the Transactions as if they had occurred on April 2, 2010. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed financial information.

        We estimate that our net proceeds from this offering without exercise of the option to purchase additional shares will be approximately $       million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares are offered at $      per share, which represents the midpoint of the range set forth on the front cover of this prospectus. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us will be approximately $       million. We intend to use these net proceeds, together with cash on hand, to: first, repay all $215.6 million principal amount of the loans outstanding under the Parent's term loan facility plus accrued and unpaid interest; second, to retire all $300.0 million principal amount of our outstanding 8% senior subordinated notes due 2014 plus accrued and unpaid interest; and third, to pay an estimated $24.4 million lump sum payment to the Sponsors pursuant to the Fee Agreement with our Sponsors.

        The pro forma statement of operations and other data for the 52 weeks ended September 29, 2011, which are unaudited, have been calculated by subtracting the pro forma data for the 26 weeks ended September 30, 2010 from the pro forma data for the 52 weeks ended March 31, 2011 and adding the data for the 26 weeks ended September 29, 2011. This presentation is not in accordance with U.S. GAAP. We believe that this presentation provides useful information to investors regarding our recent financial performance, and we view this presentation of the four most recently completed fiscal quarters as a key measurement period for investors to assess our historical results. In addition, our management uses trailing four quarter financial information to evaluate our financial performance for ongoing planning purposes, including a continuous assessment of our financial performance in comparison to budgets and internal projections. We also use trailing four quarter financial data to test compliance with covenants under our senior secured credit facility. This presentation has limits as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

        The unaudited pro forma condensed financial information is for illustrative and informational purposes only and should not be considered indicative of the results that would have been achieved had the transactions been consummated on the dates or for the periods indicated and do not purport to represent consolidated balance sheet data or statement of operations data or other financial data as of any future date or any future period.

        The unaudited pro forma condensed financial information should be read in conjunction with the information contained in "Selected Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus and the Kerasotes financial statements.

 AMC ENTERTAINMENT HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET
AS OF SEPTEMBER 29, 2011
(dollars in thousands)

	As of September 29, 2011
	Parent Historical	Offering Transactions Pro Forma Adjustments		Parent Pro Forma
Assets
Cash and equivalents	$440,962	$350,000	(4)	$217,586
		(573,376	)(4)
Current assets	119,083	—		119,083
Property, net	922,134	—		922,134
Intangible assets, net	142,602	—		142,602
Goodwill	1,953,686	—		1,953,686
Other long-term assets	248,711	(699	)(4a)	248,012

Total assets	$3,827,178	$(224,075)		$3,603,103

Liabilities and Stockholders' Equity
Current liabilities	$460,409	$(1,912	)(4)	$458,497
Current Maturities:
Parent Term Loan Facility, Senior Secured Term Loan and Capital and Financing Lease Obligations	224,824	(215,371	)(4)	9,453
Corporate borrowings:
8% Senior Subordinated Notes due 2014	299,494	(299,494	)(4)	—
9.75% Senior Subordinated Notes due 2020	600,000			600,000
8.75% Senior Notes due 2019	587,803	—		587,803
Senior Secured Term Loan Facility due 2013	139,909	—		139,909
Senior Secured Term Loan Facility due 2016	467,841	—		467,841
Capital and financing lease obligations	60,820	—		60,820
Other long-term liabilities	752,330	—		752,330

Total liabilities	3,593,430	(516,777)		3,076,653
Stockholders' equity:
Common Stock	14	—		14
Additional paid-in capital	672,681	298,132	(4)(4a)	970,813
Treasury stock	(2,596)	—		(2,596)
Accumulated other comprehensive loss	(21,076)	—		(21,076)
Accumulated deficit	(415,275)	(5,430	)(4a)	(420,705)

Total stockholders' equity	233,748	292,702		526,450

Total liabilities and stockholders' equity	$3,827,178	$(224,075)		$3,603,103

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

AMC ENTERTAINMENT HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
TWENTY-SIX WEEKS ENDED SEPTEMBER 29, 2011
(dollars in thousands, except per share data)

	Twenty-six Weeks Ended September 29, 2011
	Parent 26 Weeks Ended September 29, 2011 Historical	Offering Transactions Pro Forma Adjustments		Parent Pro Forma
Revenues	$1,373,559	$—			$1,373,559
Cost of operations	935,837	—			935,837
Rent	235,556	—			235,556
General and administrative:
M&A Costs	1,607	—			1,607
Management fee	2,500	(2,500	)(6)		—
Other	28,155	—			28,155
Depreciation and amortization	103,171	—			103,171

Operating costs and expenses	1,306,826	(2,500)			1,304,326
Operating income	66,733	2,500			69,233
Other income	(11,477)	—			(11,477)
Interest expense	89,304	(18,273	)(5)		71,031
Equity in earnings of non-consolidated entities	4,305	—			4,305
Investment income	(62)	—			(62)

Total other expense	82,070	(18,273)			63,797

Earnings (loss) from continuing operations
before income taxes	(15,337)	20,773			5,436
Income tax provision	1,070	7,800	(7)		8,870

Earnings (loss) from continuing operations	$(16,407)	$12,973			$(3,434)

Basic earnings (loss) per share from continuing operations	$(12.83)			$

Average shares outstanding-Basic	1,279.14
Diluted loss per share from continuing operations	$(12.83)			$

Average shares outstanding-Diluted	1,279.14

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

 AMC ENTERTAINMENT HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
FIFTY-TWO WEEKS ENDED MARCH 31, 2011
(dollars in thousands, except per share data)

	Fifty-two Weeks Ended March 31, 2011
	Parent 52 Weeks Ended March 31, 2011 Historical	Kerasotes April 1, 2010 to May 24, 2010 Historical	Kerasotes Acquisition Pro Forma Adjustments		Parent Pro Forma Kerasotes Acquisition	Offering Transactions Pro Forma Adjustments		Parent Pro Forma
Revenues	$2,422,968	$40,696	$(12,687	)(1)	$2,450,977	$—			$2,450,977
			—	(2)
Cost of operations	1,684,791	25,802	(8,610	)(1)	1,712,039	—			1,712,039
			10,056	(2)
Rent	475,810	6,405	(2,854)		480,016	—			480,016
			655	(2)		—			—
General and administrative:
M&A Costs	16,838	—	—		16,838	—			16,838
Management fee	5,000	—	—		5,000	(5,000	)(6)		—
Other	58,157	1,651	—		59,808	—			59,808
Depreciation and amortization	212,413	2,702	(561	)(1)	216,095	—			216,095
			1,541	(2)
Impairment of long-lived assets	12,779	—	—		12,779	—			12,779

Operating costs and expenses	2,465,788	36,560	227		2,502,575	(5,000)			2,497,575
Operating income (loss)	(42,820)	4,136	(12,914)		(51,598)	5,000			(46,598)
Other expense	28,556	—	—		28,556	—			28,556
Interest expense	183,657	395	(223	)(2)	183,829	(36,391	)(5)		147,438
Equity in earnings of non-consolidated entities	(17,178)	—	—		(17,178)	—			(17,178)
Gain on NCM transactions	(64,441)	—	—		(64,441)	—			(64,441)
Investment income	(491)	(99)	99	(2)	(491)	—			(491)

Total other expense (income)	130,103	296	(124)		130,275	(36,391)			93,884

Earnings (loss) from continuing operations before income taxes	(172,923)	3,840	(12,790)		(181,873)	41,391			(140,482)
Income tax provision (benefit)	1,950	—	(3,400	)(3)	(1,450)	15,500	(7)		14,050

Earnings (loss) from continuing operations	$(174,873)	$3,840	$(9,390)		$(180,423)	$25,891			$(154,532)

Basic earnings (loss) per share from continuing operations	$(136.73)							$

Average shares outstanding-Basic	1,278.92
Diluted loss per share from continuing operations	$(136.73)							$

Average shares outstanding-Diluted	1,278.92

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

 AMC ENTERTAINMENT HOLDINGS, INC.

CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
FIFTY-TWO WEEKS ENDED SEPTEMBER 29, 2011
(DOLLARS IN THOUSANDS)
(UNAUDITED)

	Fifty-two Weeks Ended September 29, 2011
	Parent 52 Weeks Ended March 31, 2011 Historical	Parent 26 Weeks Ended Sep. 29, 2011 Historical	Parent 26 Weeks Ended Sep. 30, 2010 Historical	Parent 52 Weeks Ended September 29, 2011 Historical	Kerasotes Acquisition Pro Forma Adjustments		Parent Pro Forma Kerasotes Acquisition	Offering Transactions Pro Forma Adjustments		Parent Pro Forma
Revenues	$2,422,968	$1,373,559	$1,294,577	$2,501,950	$(578	)(1)	$2,501,372	$—		$2,501,372
					—
Cost of operations	1,684,791	935,837	846,781	1,773,847	(487	)(1)	1,773,360	—		1,773,360
					—
Rent	475,810	235,556	236,035	475,331	(136	)(1)	475,195	—		475,195
					—
General and administrative:
M&A Costs	16,838	1,607	11,186	7,259	—		7,259	—		7,259
Management fee	5,000	2,500	2,500	5,000	—		5,000	(5,000	)(6)	—
Other	58,157	28,155	31,118	55,194	—		55,194	—		55,194
Depreciation and amortization	212,413	103,171	100,958	214,626	—		214,626	—		214,626
					—			—		—
Impairment of long-lived assets	12,779	—	—	12,779			12,779			12,779

Operating costs and expenses	2,465,788	1,306,826	1,228,578	2,544,036	(623)		2,543,413	(5,000)		2,538,413
Operating income (loss)	(42,820)	66,733	65,999	(42,086)	45		(42,041)	5,000		(37,041)
Other (income) expense	28,556	(11,477)	(9,685)	26,764	—		26,764	—		26,764
Interest expense	183,657	89,304	89,916	183,045	—		183,045	(36,558	)(5)	146,487
Equity in (earnings) losses of non-consolidated entities	(17,178)	4,305	(3,566)	(9,307)	—		(9,307)	—		(9,307)
Gain on NCM transactions	(64,441)	—	(64,648)	207	—		207	—		207
Investment income	(491)	(62)	(155)	(398)	—		(398)	—		(398)

Total other expense	130,103	82,070	11,862	200,311	—		200,311	(36,558)		163,753

Earnings (loss) from continuing operations
before income taxes	(172,923)	(15,337)	54,137	(242,397)	45		(242,352)	41,558		(200,794)
Income tax provision (benefit)	1,950	1,070	5,150	(2,130)	—		(2,130)	15,600	(7)	13,470

Earnings (loss) from continuing operations	$(174,873)	$(16,407)	$48,987	$(240,267)	$45		$(240,222)	$25,958		$(214,264)

Basic earnings (loss) per share from continuing operations				$(187.84)

Average shares outstanding-Basic				1,279.08
Diluted loss per share from continuing operations				$(187.84)

Average shares outstanding-Diluted				1,279.08

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

AMC ENTERTAINMENT HOLDINGS, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Kerasotes Acquisition

        On May 24, 2010, we completed the acquisition of substantially all of the assets (92 theatres and 928 screens) of Kerasotes. Kerasotes operated 95 theatres and 972 screens in mid-sized, suburban and metropolitan markets, primarily in the Midwest. More than three quarters of the Kerasotes theatres feature stadium seating and almost 90% have been built since 1994. We acquired Kerasotes based on their highly complementary geographic presence in certain key markets. Additionally, we expect to realize synergies and cost savings related to the Kerasotes acquisition as a result of moving to our operating practices, decreasing costs for newspaper advertising and concessions and general and administrative expense savings, particularly with respect to the consolidation of corporate related functions and elimination of redundancies. The purchase price for the Kerasotes theatres paid in cash at closing was $276.8 million, net of cash acquired, and was subject to working capital and other purchase price adjustments. We paid working capital and other purchase price adjustments of $3.8 million during the second quarter of fiscal 2011, based on the final closing date working capital and deferred revenue amounts and have included this amount as part of the total purchase price.

        The acquisition of Kerasotes is being treated as a purchase in accordance with Accounting Standards Topic 805, Business Combinations. The following is a summary of the final allocation of the purchase price to the estimated fair values of assets and liabilities acquired in the transaction. The allocation of purchase price is based on management's judgment after evaluating several factors, including bid prices from potential buyers and a preliminary valuation assessment which falls under Level 3 of the valuation hierarchy:

(In thousands)	Total
Cash	$809
Receivables, net(1)	3,832
Other current assets	13,428
Property, net	201,520
Intangible assets, net(2)	17,387
Goodwill(3)	119,874
Other long-term assets	4,531
Accounts payable	(13,538)
Accrued expenses and other liabilities	(12,439)
Deferred revenues and income	(1,806)
Capital and financing lease obligations	(12,583)
Other long-term liabilities(4)	(39,600)

Total purchase price	$281,415

(1)
Receivables consist of trade receivables recorded at fair value. We did not acquire any other class of receivables as a result of the acquisition of Kerasotes.

(2)
Intangible assets consist of certain Kerasotes' trade names, a non-compete agreement, and favorable leases. See Note 5—Goodwill and Other Intangible Assets to our audited consolidated financial statements for the 52-week period ended March 31, 2011 included elsewhere in this prospectus for further information.

(3)
Goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations. Amounts recorded for goodwill are not subject to amortization and are expected to be deductible for tax purposes.

(4)
Other long-term liabilities consist of certain theatre and ground leases that have been identified as unfavorable.

        During the 52 weeks ended March 31, 2011, we incurred acquisition-related costs of approximately $12.6 million included in general and administrative expense: merger, acquisition and transaction costs in our consolidated statements of operations. We have expensed acquisition-related transaction costs as incurred pursuant to ASC 805-10.

        In connection with the acquisition of Kerasotes, we divested seven Kerasotes theatres with 85 screens as required by the Antitrust Division of the United States Department of Justice. Proceeds from the divested theatres exceeded the carrying amount of such theatres by $10.7 million, which was recorded as a reduction to goodwill.

        We were also required by the Antitrust Division of the United States Department of Justice to divest of four legacy AMC theatres with 57 screens. We recorded a gain on disposition of assets of $10.1 million for one divested legacy theatre with 14 screens during the 52 weeks ended March 31, 2011, which reduced operating expenses by approximately $10.1 million. Additionally, we acquired two theatres with 26 screens that were received in exchange for three of the legacy AMC theatres with 43 screens.

        A reconciliation of the $275.0 million purchase price as set forth in the acquisition agreement to the total estimated purchase price is as follows:

Base Purchase Price	$275,000,000
Swap Termination Costs	1,798,000
Closing Date Working Capital Amount	4,617,000

Total estimated purchase price	$281,415,000

Methods and Significant Assumptions Used in Valuation

Leases

        To evaluate whether the individual standard operating leases being acquired were either favorable or unfavorable, a representative sample of leases from both Kerasotes' and AMC's theatre portfolio was analyzed to develop an estimate of current market terms. Rent, as a percentage of revenue, was considered an appropriate metric to estimate a market term.

        Theatres considered at-market were the theatres in which rent-to-revenue ratio was within a calculated a range equal to one standard deviation around the average. As a secondary test, a comparison of all of the theatres' positive average annual operating cash flow ("OCF") margin was done. Similar to the rent to revenue analysis, a one standard deviation range from the average OCF margin was developed to represent reasonable profitability. Certain theatres within this at-market rent range were deemed favorable or unfavorable depending on the strength of their OCF margin.

        To calculate the value of the favorable and unfavorable leases, the expected rent to be paid annually was compared to a normalized rent level based on the average rent-to-revenue ratio discussed above. The rent differential was calculated over the remaining term of the individual leases for the identified theatres. The difference in rent was then discounted at a rate of return based on rates for similar real property.

Trade Name

        The Royalty Savings or Relief-from-Royalty Method, an income approach (Level 3 fair value measurement), was used to estimate the Fair Value of the ShowPlace and Star trade names. The Royalty Savings Method, estimates the value of a trade name by capitalizing the royalties saved because we own the trade name. The relief from royalty analysis is comprised of two primary steps including: i) the determination of the appropriate royalty rate, and ii) the subsequent application of the relief from royalty method.

        The seller has retained the "Kerasotes" name but most of the theatres were branded as either ShowPlace or Star. Therefore we valued the ShowPlace and Star trade names. We plan to preserve the use all of the ShowPlace and Star Theatres' trade names on a total of 46 theatres.

        The royalty savings was calculated by multiplying the royalty rate by the annual revenues for all of the theatres with the ShowPlace or Star names. The royalty rate was established based on various quantitative and qualitative factors. The present value of the after-tax royalty savings was determined using a rate for intangible assets.

Non-Compete Agreement

        As part of the Kerasotes transaction, certain management members of the remaining Kerasotes company ("Potential Competitors") entered into five year non-competition agreements, which prevent them from competing against the sold Kerasotes theatres and all other AMC theatres over the duration of the agreement. The Differential Cash Flow Method, an income approach (Level 3 fair value measurement), was used to value the Non-Competition Agreements.

        Key assumptions used in the Differential Cash Flow Method included assumptions regarding theatre cash flows with and without the non-compete agreements in place, probabilities regarding competitors reentering the market, and a discount rate used to present value cash flows, appropriate for intangible assets.

        Our allocation of purchase price as of May 24, 2010 consisted primarily of:

(a)
Receivables and Current assets acquired from Kerasotes, which excluded $26.7 million of assets in the Kerasotes unaudited condensed statement of assets and liabilities as of March 31, 2010 included elsewhere in this prospectus as such assets were not acquired;

(b)
Property, net which reflects the estimated fair value of furniture, fixtures and equipment, leasehold improvements and real estate;

(c)
Intangible assets, net comprised principally of six theatres with favorable leases of $5.6 million, the ShowPlace and Star trade names of $5.1 million and noncompete agreements with Kerasotes management of $6.4 million;

(d)
Other long-term assets is comprised of Land and Buildings at certain inactive theatre locations;

(e)
Accounts payable and accrued expenses and other liabilities primarily comprised of utility accruals, trade payables, accrued payroll and payroll taxes, and accrued property taxes. We did not assign any fair value to $0.3 million of "Current portion of developer reimbursements," $0.7 million of "Current portion of long-term debt to Parent" or $7.3 million of "Current portion of deferred gain" that are listed on the Kerasotes March 31, 2010 unaudited condensed statement of assets and liabilities included elsewhere in this Prospectus as the "Current portion of developer reimbursements" represented deferred rent which is reduced to $0 fair value in purchase accounting, the "Long-term debt to Parent" was not a liability that was assumed in the acquisition and the deferred gain related to Kerasotes sale lease back transactions is reduced to $0 in purchase accounting;

(f)
Deferred revenues for advance ticket sales, gift card sales and other scrip. As part of its fair value estimation for deferred revenue amounts, we reduced the historical amounts recorded by Kerasotes as of May 24, 2010 by $2.6 million to reflect the expected non-presentment rate based on our accounting policy for these sales. We determined that a $2.6 million reduction to deferred revenues was appropriate based upon our review and evaluation of Kerasotes' actual historical experience compared to the company's actual historical experience. This change conforms Kerasotes non-presentment rate for advance ticket sales and gift card sales used to calculate "breakage" to our accounting policy by multiplying Kerasotes' historical cumulative gift card sales and advance ticket sales by our non-presentment rate for these types of items where Kerasotes had not recorded any gift card or advance ticket sale breakage. We believe these non-presentment rates are appropriate, as (i) we believe the characteristics of the historic Kerasotes customer base that purchases gift cards and advance tickets to be similar to our historic customer base, (ii) we have a longer historical record for selling gift cards than Kerasotes, and our more fully developed historical customer data supports the non-presentment rate we used and (iii) we both use the same third party provider to administer gift cards and advance tickets;

(g)
Capital and financing lease obligations were recorded for one location accounted for by Kerasotes as a sale leaseback transaction following the financing method. Deferred rent for two theatre locations totaling $4.1 million included in the Kerasotes March 31, 2010 unaudited condensed statement of assets and liabilities included elsewhere in this prospectus within the line item called "Developer reimbursements" were assigned a fair value of $0 as deferred rent is reduced to $0 fair value in purchase accounting; and

(h)
Other long-term liabilities, comprised of the estimated fair value of 15 theatres with unfavorable leases acquired from Kerasotes of $39.0 million. We did not assign any fair value to $19.9 million of "Long-term debt to Parent," $111.2 million of "Deferred gain from sale-leaseback transactions" or $7.4 million of "Deferred rent and other long-term liabilities" included in the Kerasotes March 31, 2010 unaudited condensed statement of assets and liabilities included elsewhere in this Prospectus as the "Long-term debt to Parent" was not a liability that was assumed in the acquisition and the "Deferred gain" related to Kerasotes sale lease back transactions and deferred rent is reduced to $0 in purchase accounting.

Loss per Share from Continuing Operations

        Loss per share from continuing operations is computed by dividing net loss from continuing operations by the weighted-average number of common shares outstanding. Diluted loss per share from continuing operations includes the effects of outstanding stock options, if dilutive. The following table sets forth the computation of basic and diluted loss from continuing operations per common share:

(in thousands, except per share data)	26 Weeks Ended September 29, 2011	52 Weeks Ended March 31, 2011	52 Weeks Ended September 29, 2011
Numerator:
Loss from continuing operations	$(16,407)	$(174,873)	$(240,267)
Denominator:
Shares for basic loss per common share	1,279.14	1,278.92	1,279.08
Stock options and nonvested restricted stock	—	—	—

Shares for diluted loss per common share	1,279.14	1,278.92	1,279.08

Basic loss from continuing operations per common share	$(12.83)	$(136.73)	$(187.84)

Diluted loss from continuing operations per common share	$(12.83)	$(136.73)	$(187.84)

        Options to purchase 35,684.2 shares of common stock at a weighted average exercise price of $450 per share and 5,372 shares of nonvested restricted stock were outstanding during the 52 weeks ended March 31, 2011, but were not included in the computation of diluted loss per share since the shares were anti-dilutive. Options to purchase 35,681.42 shares of common stock at a weighted average exercise price of $450 per share and 6,709 shares of nonvested restricted stock were outstanding during the 26 weeks ended and 52 weeks ended September 29, 2011, but were not included in the computation of diluted loss per share since the shares were anti-dilutive.

Pro Forma Loss per Share from Continuing Operations

        Basic loss per share from continuing operations is computed by dividing net loss from continuing operations by the weighted-average number of common shares outstanding. Diluted loss per share from continuing operations includes the effects of outstanding stock options, if dilutive. The following table sets forth the computation of basic and diluted loss from continuing operations per common share:

(in thousands, except per share data)	26 Weeks Ended September 29, 2011	52 Weeks Ended March 31, 2011	52 Weeks Ended September 29, 2011
Numerator:
Earnings (loss) from continuing operations	$(3,434)	$(154,532)	$(214,264)
Denominator:
Shares for basic earnings (loss) per common share
Stock options and nonvested restricted stock

Shares for diluted earnings (loss) per common share

Basic earnings (loss) from continuing operations per common share	$	$	$

Diluted earnings (loss) from continuing operations per common share	$	$	$

        Options to purchase                         shares of common stock at a weighted average exercise price of $      per share were outstanding during the periods above, but were not included in the computation of diluted earnings per share since the options were anti-dilutive.

Kerasotes Acquisition Pro Forma Adjustments

(1)
Reflects the exclusion of revenues and expenses and disposition of assets and liabilities for theatres disposed of in connection with the approval of the Kerasotes Acquisition by the U.S. Department of Justice:

(thousands of dollars)	26 Weeks Ended September 29, 2011	52 Weeks Ended March 31, 2011	52 Weeks Ended September 29, 2011
Revenues	—	$12,687	$578
Cost of operations	—	8,610	487
Rent	—	2,854	136
Depreciation & amortization	—	561	—

(2)
Pro forma adjustments are made to the unaudited pro forma condensed consolidated financial statement of operations for purchase accounting to reflect the following:

(thousands of dollars)	26 Weeks Ended September 29, 2011	52 Weeks Ended March 31, 2011	52 Weeks Ended September 29, 2011	Estimated Useful Life	Balance Sheet Classification
Cost of operations:
Remove gain on sale of divested theatres	$—	$10,056	$—
Depreciation and Amortization:
Remove Kerasotes historical amount	$—	$(2,702)	$—
Buildings and improvements, furniture, fixtures and equipment and leasehold improvements	—	3,754	—	7	Property, net
Favorable leases	—	292	—	3.6	Intangibles, net
Non-compete agreements	—	197	—	5	Intangibles, net
Tradename	—	—	—	Indefinite	Intangibles, net

	$—	$1,541	$—

  We determined the estimated useful lives for Buildings and improvements, Furniture fixtures and equipment and Leasehold improvements using our accounting policy for those classes of assets. Building lives assigned were approximately 20 years, Leasehold improvement lives reflect the shorter of the base terms of the corresponding lease agreements or the expected useful lives of the assets. Furniture, fixtures and equipment lives range from 1 to 10 years. The seven year estimated useful life represents the weighted average life for the assets acquired and the majority of the assets acquired were Furniture, fixtures and equipment and Leasehold improvements. Lives for favorable leases reflect the remaining base term of the lease agreements. The five year life for the non-compete agreement reflects the term of the agreement.

  The pro forma adjustments for depreciation and amortization were determined by first removing all of the Kerasotes recorded historical amounts of depreciation and amortization which were recorded by Kerasotes based on their historical cost and accounting policies. We then recomputed depreciation and amortization for the appropriate period of time for each period presented to replace the historical amounts recorded by Kerasotes with depreciation and amortization we calculated based on the estimated fair values recorded in purchase accounting divided by the remaining useful lives on a straight-line basis.

(thousands of dollars)	26 Weeks Ended September 29, 2011	52 Weeks Ended March 31, 2011	52 Weeks Ended September 29, 2011	Estimated Useful Life	Balance Sheet Classification
Rent:
Kerasotes amortization of deferred gain on sale-leaseback transactions	$—	$1,086	$—
Unfavorable leases	—	(431)	—	15	Other long-term liabilities

	$—	$655	$—

  The pro forma adjustments for rent were determined by removing all of the Kerasotes amortization of deferred gain on sale-leaseback transactions recorded in their historical financial statements and included in the pro forma financial statements within the Rent line as the deferred gain on the sale-leaseback transactions was reduced to a $0 in purchase accounting. We have also included amortization of the fair value of the unfavorable leases recorded in purchase accounting and calculated the amounts based on the estimated fair values recorded in purchase accounting divided by the remaining base terms of the lease agreements.

(thousands of dollars)	26 Weeks Ended September 29, 2011	52 Weeks Ended March 31, 2011	52 Weeks Ended September 29, 2011
Interest Expense:
Interest expense to Kerasotes Showplace Theatres, LLC and other	$—	$(223)	$—

  We made pro forma adjustments to interest expense to remove the interest expense recorded in Kerasotes historical financial statements related to long-term debt that was not assumed as part of the Kerasotes Acquisition.

(thousands of dollars)	26 Weeks Ended September 29, 2011	52 Weeks Ended March 31, 2011	52 Weeks Ended September 29, 2011
Investment Income:
Kerasotes expense related to interest rate swap and other	$—	$99	$—

  We made pro forma adjustments to investment income to remove the historical amounts recorded by Kerasotes related to assets not acquired in the Kerasotes Acquisition which was primarily the Kerasotes interest rate swap agreement.

(3)
Represents the expected income tax impact of the Kerasotes Acquisition in U.S. tax jurisdictions at the expected state and federal rate of approximately 37.5%.

Offering Transactions Pro Forma Adjustments

(4)
Reflects the estimated cash sources and uses of funds in connection with the offering Transactions as summarized below.

Sources of Funds	Amount	Uses of Funds	Amount
	(thousands of dollars)		(thousands of dollars)
Proceeds from the sale of common stock	$350,000	Repayment of principal Parent term loan facility	$161,047
Company cash	223,376	Repayment of PIK interest Parent term loan facility	54,549
		Repayment of principal 8% senior subordinated notes due 2014	300,000
		Premium on repayment of 8% senior subordinated notes due 2014	4,000
		Repayment of accrued interest on 8% senior subordinated notes due 2014	1,912
		Lump sum payment under management fee agreement	24,368
		Underwriting fees for sale of common stock	21,000
		Professional and consulting fees for sale of common stock	6,500

	$573,376		$573,376

(4a)
Pro forma adjustments have been made to stockholders' equity for those income statement items that are not expected to have a continuing impact in connection with the offering Transactions, as follows:

Write off of discount on Parent term loan facility	$225
Write off of deferred charges on Parent term loan facility	699
Write off of discount on 8% senior subordinated notes due 2014	506
Premium paid on 8% senior subordinated notes due 2014	4,000

$5,430

(5)
Represents the elimination of all interest expense and amortization of discount and deferred charges recorded historically related to the debt obligations to be extinguished with the proceeds from this offering as follows:

(thousands of dollars)	26 Weeks Ended September 29, 2011	52 Weeks Ended March 31, 2011	52 Weeks Ended September 29, 2011
Parent term loan facility due 2012 PIK interest(1)	$5,642	$10,983	$11,155
Parent term loan facility due 2012 discount amortization	160	320	320
Parent term loan facility due 2012 deferred charge amortization	489	978	978
8% senior subordinated notes due 2014 interest	11,890	23,935	23,923
8% senior subordinated notes due 2014 discount amortization	92	175	182

	$18,723	$36,391	$36,558

(1)
Interest rates based on LIBOR plus 5% and ranged from 5.2% to 5.5%.

  We made pro forma adjustments to interest expense to remove all of the historical amounts of interest expense included in our consolidated financial statements related to the Parent term loan and 8% senior subordinated notes, which are expected to be extinguished with the proceeds from this offering. The amounts of interest expense we recorded and removed in their entirety were based on LIBOR plus 5% for the $212.8 million principal amount of Parent term loan and 8% for the $300.0 million principal amount of 8% senior subordinated notes multiplied by the outstanding principal balance of each debt agreement. Discount and deferred charge amortization that is eliminated was calculated using the effective interest method over the terms of the debt agreements.

(6)
Reflects the termination of the management fee agreement. The management fee will be terminated in connection with the Transactions as discussed elsewhere in this prospectus.

(7)
Represents the expected income tax impact of the offering Transactions, in U.S. tax jurisdictions at our expected state and federal tax rate of 37.5%.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

        The following table sets forth certain of our selected historical financial and operating data. Our selected financial data for the twenty-six weeks ended September 29, 2011 and September 30, 2010 and for the fiscal years ended March 31, 2011, April 1, 2010, April 2, 2009, April 3, 2008 and March 29, 2007 have been derived from the consolidated financial statements for such periods either included elsewhere in this prospectus or not included herein.

        The selected financial data presented herein should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," consolidated financial statements, including the notes thereto, and our other historical financial information, including the notes thereto, included elsewhere in this prospectus.

	Twenty-six Weeks Ended		Years Ended(1)(3)
	26 Weeks Ended September 29, 2011	26 Weeks Ended September 30, 2010	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008	52 Weeks Ended March 29, 2007
	(in thousands, except per share and operating data)
Statement of Operations Data:
Revenues:
Admissions	$953,594	$907,169	$1,697,858	$1,711,853	$1,580,328	$1,615,606	$1,576,924
Concessions	380,800	355,671	664,108	646,716	626,251	648,330	631,924
Other theatre	39,165	31,737	61,002	59,170	58,908	69,108	94,374

Total revenues	1,373,559	1,294,577	2,422,968	2,417,739	2,265,487	2,333,044	2,303,222

Operating Costs and Expenses:
Film exhibition costs	515,457	481,004	887,758	928,632	842,656	860,241	838,386
Concession costs	51,862	44,301	83,187	72,854	67,779	69,597	66,614
Operating expense(7)	368,518	321,476	713,846	610,774	576,022	572,740	564,206
Rent	235,556	236,035	475,810	440,664	448,803	439,389	428,044
General and administrative:
Merger, acquisition and transactions costs	1,607	11,186	16,838	2,578	1,481	7,310	12,447
Management fee	2,500	2,500	5,000	5,000	5,000	5,000	5,000
Other	28,155	31,118	58,157	58,274	53,800	39,084	45,860
Depreciation and amortization	103,171	100,958	212,413	188,342	201,413	222,111	228,437
Impairment of long-lived assets	—	—	12,779	3,765	73,547	8,933	10,686

Operating costs and expenses	1,306,826	1,228,578	2,465,788	2,310,883	2,270,501	2,224,405	2,199,680

Operating income (loss)	66,733	65,999	(42,820)	106,856	(5,014)	108,639	103,542
Other (income) loss	(11,477)	(9,685)	28,556	(87,793)	(14,139)	(12,932)	(10,267)
Interest expense:
Corporate borrowings	86,313	86,908	177,459	168,439	182,691	197,721	214,539
Capital and financing lease obligations	2,991	3,008	6,198	5,652	5,990	6,505	4,669
Equity in (earnings) losses of non-consolidated entities(5)	4,305	(3,566)	(17,178)	(30,300)	(24,823)	(43,019)	(233,704)
Gain on NCM transactions	—	(64,648)	(64,441)	—	—	—	—
Investment income(6)	(62)	(155)	(491)	(287)	(1,759)	(24,013)	(17,594)

Earnings (loss) from continuing operations before income taxes	(15,337)	54,137	(172,923)	51,145	(152,974)	(15,623)	145,899
Income tax provision (benefit)	1,070	5,150	1,950	(36,300)	5,800	(7,580)	28,246

Earnings (loss) from continuing operations	(16,407)	48,987	(174,873)	87,445	(158,774)	(8,043)	117,653
Earnings (loss) from discontinued operations, net of income tax provision(2)	(27)	(25)	569	(7,534)	9,728	1,802	(746)

Net earnings (loss)	$(16,434)	$48,962	$(174,304)	$79,911	$(149,046)	$(6,241)	$116,907

	Twenty-six Weeks Ended		Years Ended(1)(3)
	26 Weeks Ended September 29, 2011	26 Weeks Ended September 30, 2010	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008	52 Weeks Ended March 29, 2007
	(in thousands, except per share and operating data)
Basic earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$(12.83)	$38.31	$(136.73)	$68.38	$(123.93)	$(6.27)	$91.76
Earnings (loss) from discontinued operations	(0.02)	(0.02)	0.44	(5.89)	7.60	1.40	(0.59)

Net earnings (loss) per share	$(12.85)	$38.29	$(136.29)	$62.49	$(116.33)	$(4.87)	$91.17

Average shares outstanding:
Basic	1,279.14	1,278.82	1,278.92	1,278.82	1,281.20	1,282.65	1,282.25
Diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$(12.83)	$37.81	$(136.73)	$68.24	$(123.93)	$(6.27)	$91.69
Earnings (loss) from discontinued operations	(0.02)	(0.02)	0.44	(5.88)	7.60	1.40	(0.58)

Net earnings (loss) per share	$(12.85)	$37.79	$(136.29)	$62.36	$(116.33)	$(4.87)	$91.11

Average shares outstanding:
Diluted	1,279.14	1,295.46	1,278.92	1,281.42	1,281.20	1,282.65	1,283.20
Balance Sheet Data (at period end):
Cash and equivalents	$440,962		$417,408	$611,593	$539,597	$111,820	$319,533
Corporate borrowings, including current portion	2,316,918		2,312,108	2,271,914	2,394,586	2,287,521	1,864,670
Other long-term liabilities	421,053		432,439	309,591	308,702	350,250	373,943
Capital and financing lease obligations, including current portion	63,773		65,675	57,286	60,709	69,983	53,125
Stockholders' equity	233,748		265,949	439,542	378,484	506,731	1,167,053
Total assets	3,827,178		3,855,954	3,774,912	3,774,894	3,899,128	4,118,149
Other Data:
Net cash provided by (used in) operating activities	$108,071	$10,659	$(16,168)	$198,936	$167,249	$201,209	$417,870
Capital expenditures	(56,508)	(46,711)	(129,347)	(97,011)	(121,456)	(171,100)	(142,969)
Proceeds from sale/leasebacks	953	1,655	4,905	6,570	—	—	—
Operating Data (at period end):
Screen additions	26	14	55	6	83	136	107
Screen acquisitions	—	960	960	—	—	—	32
Screen dispositions	71	183	400	105	77	196	243
Average screens—continuing operations(4)	4,999	5,035	5,086	4,485	4,545	4,561	4,627
Number of screens operated	5,083	5,304	5,128	4,513	4,612	4,606	4,666
Number of theatres operated	351	378	360	297	307	309	318
Screens per theatre	14.5	14.0	14.2	15.2	15.0	14.9	14.7
Attendance (in thousands)—continuing operations(4)	107,102	105,479	194,412	200,285	196,184	207,603	213,041

(1)
A cash dividend of $652.8 million was declared on common stock for fiscal 2008. There were no other cash dividends declared on common stock.

(2)
All periods presented after fiscal 2008 includes earnings and losses from discontinued operations related to 44 theatres in Mexico that were sold during fiscal 2009. Fiscal 2007 includes losses from discontinued operations related to five theatres in Japan that were sold during fiscal 2006 and five theatres in Iberia that were sold during fiscal 2007.

(3)
Fiscal 2008 includes 53 weeks. All other years have 52 weeks.

(4)
Includes consolidated theatres only.

(5)
During fiscal 2011, fiscal 2010, fiscal 2009 and fiscal 2008, equity in earnings, including cash distributions from NCM, were $32.9 million, $34.4 million, $27.7 million and $22.2 million, respectively. During fiscal 2008, equity in (earnings) losses of non-consolidated entities includes a gain of $18.8 million from the sale of Hoyts General Cinema South America and during fiscal 2007 a gain of $238.8 million related to the NCM, Inc. initial public offering.

(6)
Includes gain of $16.0 million for the 53 weeks ended April 3, 2008 from the sale of our investment in Fandango, Inc. Includes interest income on temporary cash investments of $17.3 million for the 52 weeks ended March 29, 2007.

(7)
Includes theatre and other closure expense (income) for fiscal 2011, 2010, 2009, 2008 and 2007 of $60.8 million, $2.6 million, $(2.3) million, $(21.0) million and $9.0 million, respectively. In the fourth quarter of fiscal 2011, the Company permanently closed 73 underperforming screens in six theatre locations while continuing to operate 89 screens at these locations, and discontinued development of and ceased use of certain vacant and under-utilized retail space at four other theatres, resulting in a charge of $55.0 million for theatre and other closure expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis concerns our historical financial condition and results of operations for the periods indicated. This discussion contains forward-looking statements. Please see "Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to these statements.

Overview

        We are one of the world's leading theatrical exhibition companies. During the twenty-six weeks ended September 29, 2011, we opened one theatre with 12 screens in the U.S., permanently closed ten theatres with 57 screens in the United States, and temporarily closed and reopened one theatre with 14 screens in the United States to remodel into a dine-in theatre. As of September 29, 2011, we owned, operated or had interests in 351 theatres and 5,083 screens with 99%, or 5,028, of our screens in the United States and Canada, and 1%, or 55 of our screens in China (Hong Kong), France and the United Kingdom.

        Our Theatrical Exhibition revenues and income are generated primarily from box office admissions and theatre concession sales. The balance of our revenues are generated from ancillary sources, including on-screen advertising, fees earned from the AMC Stubs guest frequency membership program, rental of theatre auditoriums, non-presentment income from packaged tickets sales, on-line ticket fees and arcade games located in theatre lobbies.

        Box office admissions are our largest source of revenue. We predominantly license "first-run" films from distributors owned by major film production companies and from independent distributors. We license films on a film-by-film and theatre-by-theatre basis. Film exhibition costs are accrued based on the applicable admissions revenues and estimates of the final settlement pursuant to our film licenses. Licenses that we enter into typically state that rental fees are based on either aggregate terms established prior to the opening of the picture or on a mutually agreed settlement upon the conclusion of the picture run. Under an aggregate terms formula, we pay the distributor a specified percentage of box office gross or pay based on a scale of percentages tied to different amounts of box office gross. The settlement process allows for negotiation based upon how a film actually performs.

        Technical innovation has allowed us to enhance the consumer experience through premium formats such as IMAX, 3D and other large screen formats. When combined with our major markets' customer base, the operating flexibility of digital technology will enhance our capacity utilization and dynamic pricing capabilities. This will enable us to achieve higher ticket prices for premium formats, and provide incremental revenue from the exhibition of alternative content such as live concerts, sporting events, Broadway shows, opera and other non-traditional programming. Within each of our major markets, we are able to charge a premium for these services relative to our smaller markets. We will continue to broaden our content offerings through the installation of additional IMAX, ETX (our proprietary large screen format) and RealD systems and the presentation of attractive alternative content.

        We continually upgrade the quality of our theatre circuit by adding new screens through new builds (including expansions) and acquisitions and by disposing of older screens through closures and sales. We are an industry leader in the development and operation of theatres. Typically our theatres have 12 or more screens and offer amenities to enhance the movie-going experience, such as stadium seating providing unobstructed viewing, digital sound and enhanced seat design. We have increased our 3D enabled screens, including ETX 3D enabled screens, by 1,531 to 2,204 screens and our IMAX screens by 21 to 118 screens since September 30, 2010; and as of September 29, 2011, approximately 45.7% of our screens were 3D enabled screens, including IMAX 3D enabled screens, and approximately 2.3% of our screens were IMAX 3D enabled screens. We are the largest IMAX exhibitor in the world with a 45% market share in the United States and nearly twice the screen count of the second largest U.S. IMAX exhibitor, and each of our IMAX local installations is protected by geographic exclusivity.

        Concessions sales are our second largest source of revenue after box office admissions. Concessions items traditionally include popcorn, soft drinks, candy and hot dogs. Different varieties of concession items are offered at our theatres based on preferences in that particular geographic region. Our strategy emphasizes prominent and appealing concessions counters designed for rapid service and efficiency including a guest friendly self serve and grab and go experience. We design our theatres to have more concessions capacity to make it easier to serve larger numbers of customers. Strategic placement of large concessions stands within theatres increases their visibility, aids in reducing the length of lines, allows flexibility to introduce new concepts and improves traffic flow around the concession stands. To address recent consumer trends, we are expanding our menu of premium food and beverage products to include made-to-order meals, customized coffee, healthy snacks, alcohol and other gourmet products. We plan to invest across a spectrum of enhanced food and beverage formats, from simple, less capital intensive concession design improvements to the development of new dine-in theatre options to rejuvenate theatres approaching the end of their useful lives as traditional movie theatres and, in some of our larger theatres, to more efficiently leverage their additional capacity. The costs of these conversions in some cases are partially covered by investments from the theatre landlord. We have successfully implemented dine-in theatre concepts at 9 locations, which feature full kitchen facilities, seat-side servers and a separate bar and lounge area. We plan to continue to invest in one or more enhanced food and beverage offerings across 125 to 150 theatres over the next three years.

        Our revenues are dependent upon the timing and popularity of film releases by distributors. The most marketable films are usually released during the summer and the calendar year-end holiday seasons. Therefore, our business is highly seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons. Our results of operations may vary significantly from quarter to quarter.

        On April 1, 2011 we fully launched AMC Stubs, a guest frequency program, which allows members to earn rewards, including $10 for each $100 spent, redeemable on future purchases at AMC locations. The portion of the admissions and concessions revenues attributed to the rewards is deferred as a reduction of admissions and concessions revenues, based on member redemptions. Rewards must be redeemed no later than 90 days from the date of issuance. Upon redemption, deferred rewards are recognized as revenues along with associated cost of goods. Rewards not redeemed within 90 days are forfeited and recognized as admissions or concessions revenues based on original point of sale. The program's $12 annual membership fee is deferred, net of estimated refunds, and is recognized ratably over the one-year membership period.

        Since launching AMC Stubs during the current fiscal year we have experienced an initial increase in membership which has resulted in more rewards earned than redeemed. As a result of launching AMC Stubs, our admissions and concessions revenues have been reduced during the current fiscal year, and because the program is new there was no similar impact in the prior fiscal year. The following table reflects AMC Stubs activity during the twenty-six weeks ended September 29, 2011:

			AMC Stubs Revenue for Twenty-six Weeks Ended September 29, 2011
(In thousands)	Deferred Membership Fees	Deferred Rewards	Other Theatre Revenues (Membership Fees)	Admissions Revenues	Concessions Revenues
Balance, March 31, 2011	$858	$579
Membership fees received	13,956	—	$—	$—	$—
Rewards accumulated, net of expirations:
Admissions	—	9,240	—	(9,240)	—
Concessions	—	13,603	—	—	(13,603)
Rewards redeemed:
Admissions	—	(3,796)	—	3,796	—
Concessions	—	(5,509)	—	—	5,509
Amortization of deferred revenue	(4,245)	—	4,245	—	—

For the period ended or balance as of September 29, 2011	$10,569	$14,117	$4,245	$(5,444)	$(8,094)

        During fiscal 2011, films licensed from our six largest distributors based on revenues accounted for approximately 81% of our United States and Canada admissions revenues. Our revenues attributable to individual distributors may vary significantly from year to year depending upon the commercial success of each distributor's film in any given year.

        During the period from 1990 to 2010, the annual number of first-run films released by distributors in the United States ranged from a low of 370 in 1995 to a high of 634 in 2008, according to the Motion Picture Association of America 2010 MPAA Theatrical Market Statistics. The number of digital 3D films released annually increased to a high of 25 in 2010 from a low of 0 during this same time period.

Significant Events

        As of September 29, 2011, the amount of unrealized loss for marketable securities, recorded in accumulated other comprehensive loss, was approximately $15.4 million due to the decline in fair value of the investment in RealD Inc. common stock. We reviewed the unrealized loss for a possible other-than-temporary impairment and determined that the loss as of September 29, 2011 was not other-than-temporary. Consideration was given to the financial condition and near-term prospects of the issuer, the length of time and extent to which the fair value has been less than cost, and our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. The investment in RealD Inc. common stock has been in an unrealized loss position for less than three months at September 29, 2011. The impairment analysis requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the future value of the investment. We will continue to monitor the fair value of our investments at each reporting period for a possible other-than-temporary impairment; should the fair value of the RealD Inc. common stock continue to remain below cost for a prolonged period of time, we may record an impairment charge in the income statement in future periods.

        On March 31, 2011, Marquee Holdings Inc., a direct, wholly-owned subsidiary of Parent and a holding company, the sole asset of which consisted of the capital stock of AMCE, was merged with and into Parent, with Parent continuing as the surviving entity. As a result of the merger, AMCE became a direct subsidiary of Parent.

        During the fourth quarter of our fiscal year ending March 31, 2011, we evaluated excess capacity and vacant and under-utilized retail space throughout our theatre circuit. On March 28, 2011, management decided to permanently close 73 underperforming screens and auditoriums in six theatre locations in the United States and Canada while continuing to operate 89 screens at these locations. The permanently closed screens are physically segregated from the screens that will remain in operation and access to the closed space is restricted. Additionally, management decided to discontinue development of and cease use of (including for storage) certain vacant and under-utilized retail space at four other theatres in the United States and the United Kingdom. As a result of closing the screens and auditoriums and discontinuing the development and use of the other spaces, we recorded a charge of $55 million for theatre and other closure expense, which is included in operating expense in our consolidated statement of operations for the fiscal year ending March 31, 2011. The charge to theatre and other closure expense reflects the discounted contractual amounts of the existing lease obligations of $53.6 million for the remaining 7 to 13 year terms of the leases as well as expenses incurred for related asset removal and shutdown costs of $1.5 million. A significant portion of each of the affected properties will be closed and no longer used. The charges to theatre and other closure expense do not result in any new, increased or accelerated obligations for cash payments related to the underlying long-term operating lease agreements. We expect that the estimated future savings in rent expense and variable operating expenses as a result of our exit plan and from operating these ten theatres in a more efficient manner will exceed the estimated loss in attendance and revenues that we may experience related to the closed auditoriums.

        In addition to the auditorium closures, we permanently closed 22 theatres with 144 screens in the United States during the fifty-two weeks ended March 31, 2011. We recorded $5.7 million for theatre and other closure expense, which is included in operating expense in the accompanying consolidated operating statements, due primarily to the remaining lease terms of 5 theatre closures and accretion of the closure liability related to theatres closed during prior periods. Of the theatre closures in fiscal 2011, 9 theatres with 35 screens are owned properties with no related lease obligation; 7 theatres with 67 screens had leases that were allowed to expire; a single screen theatre with a management agreement was allowed to expire; and 5 theatres with 41 screens were closed with remaining lease terms in excess of one month. Reserves for leases that have not been terminated are recorded at the present value of the future contractual commitments for the base rents, taxes and common area maintenance.

        On December 15, 2010, AMCE completed the offering (the "Notes Offering") of $600.0 million aggregate principal amount of 9.75% Senior Subordinated Notes due 2020 (the "Notes due 2020"). Concurrently with the initial Notes Offering, AMCE launched a cash tender offer and consent solicitation for any and all of our then outstanding $325.0 million aggregate principal amount of 11% Senior Subordinated Notes due 2016 (the "Notes due 2016") Notes due 2016 at a purchase price of $1,031 plus a $30 consent fee for each $1,000 of principal amount of currently outstanding Notes due 2016 validly tendered and accepted by AMCE on or before the early tender date (the "Cash Tender Offer"). AMCE used the net proceeds from the issuance of the Notes due 2020 to pay the consideration for the Cash Tender Offer plus accrued and unpaid interest on $95.1 million principal amount of the Notes due 2016 validly tendered. We recorded a loss on extinguishment related to the Cash Tender Offer of $7.6 million in Other expense during the fifty-two weeks ended March 31, 2011, which included previously capitalized deferred financing fees of $1.7 million, a tender offer and consent fee paid to the holders of $5.8 million and other expenses of $149,000. AMCE redeemed the remaining $229.9 million aggregate principal amount outstanding Notes due 2016 at a price of $1,055 per $1,000.00 principal amount on February 1, 2011 in accordance with the terms of the indenture. AMCE recorded a loss on extinguishment related to the Cash Tender Offer of $16.7 million in Other expense during the fifty-two weeks ended March 31, 2011, which included previously capitalized deferred financing fees of $3.9 million, a tender offer and consent fee paid to the holders of $12.6 million and other expenses of $99,000.

        Concurrently with the Notes Offering and Cash Tender Offer on December 15, 2010, Holdings launched a cash tender offer and consent solicitation for any and all of its outstanding $240.8 million aggregate principal amount (accreted value) of its 12% Senior Discount Notes due 2014 (the "Discount Notes due 2014") at a purchase price of $797.00 plus a $30.00 consent fee for each $1,000.00 face amount (or $792.09 accreted value) of currently outstanding Discount Notes due 2014 validly tendered and accepted by Holdings on or before the early tender date (together with the Cash Tender Offer, the "Cash Tender Offers"). Holdings used $185.0 million of dividends received from AMCE on December 15, 2010 to pay the consideration for the Discount Notes due 2014 Cash Tender Offer plus accrued and unpaid interest on $170.6 million principal amount (accreted value) of the Discount Notes due 2014 validly tendered. Holdings redeemed the remaining $70.1 million (accreted value) outstanding Discount Notes due 2014 at a price of $823.77 per $1,000.00 face amount (or $792.09 accreted value) on January 3, 2011 using funds from an additional dividend received from AMCE of $76.1 million. We recorded a loss on extinguishment for the Discount Notes due 2014 of approximately $14.8 million, which includes previously capitalized deferred financing fees of $4.2 million, a tender offer and consent fee paid to the holders of $10.3 million and other expenses of $312,000.

        On December 15, 2010, AMCE entered into a third amendment to our senior secured credit facility dated as of January 26, 2006 to, among other things: (i) extend the maturity of the term loans held by accepting lenders of $476.6 million aggregate principal amount of term loans from January 26, 2013 to December 15, 2016 and to increase the interest rate with respect to such term loans, (ii) replace our existing revolving credit facility with a new five-year revolving credit facility (with higher interest rates and a longer maturity than the existing revolving credit facility), and (iii) amend certain of our existing covenants therein. We recorded a loss on the modification of our senior secured credit facility of $3.7 million in Other expense during the fifty-two weeks ended March 31, 2011, which included third party modification fees and other expenses of $3.3 million and previously capitalized deferred financing fees related to the revolving credit facility of $367,000.

        All of our NCM membership units are redeemable for, at the option of NCM, cash or shares of common stock of National CineMedia, Inc. ("NCM, Inc.") on a share-for-share basis. On August 18, 2010, we sold 6.5 million shares of common stock of NCM, Inc. in an underwritten public offering for $16.00 per share and reduced our related investment in NCM by $36.7 million, the average carrying amount of all shares owned. Net proceeds on the sale were $99.8 million, after deducting related underwriting fees and professional and consulting costs of $4.2 million, resulting in a gain on sale of $63.1 million. In addition, on September 8, 2010, we sold 155,193 shares of NCM, Inc. to the underwriters to cover over allotments for $16.00 per share and reduced our related investment in NCM by $867,000, the average carrying amount of all shares owned. Net proceeds received on this sale were $2,384,000, after deducting related underwriting fees and professional and consulting costs of $99,000, resulting in a gain on sale of $1.5 million.

        On March 17, 2011, NCM, Inc., as sole manager of NCM, disclosed the changes in ownership interest in NCM pursuant to the Common Unit Adjustment Agreement dated as of February 13, 2007 ("2010 Common Unit Adjustment"). This agreement provides for a mechanism for adjusting membership units based on increases or decreases in attendance associated with theatre additions and dispositions. Prior to the 2010 Common Unit Adjustment, we held 18,803,420 units, or a 16.98% ownership interest, in NCM as of December 30, 2010. As a result of theatre closings and dispositions and a related decline in attendance, we elected to surrender 1,479,638 common membership units to satisfy the 2010 Common Unit Adjustment, leaving us with 17,323,782 units, or a 15.63% ownership interest, in NCM as of September 29, 2011. We recorded the surrendered common units as a reduction to deferred revenues for exhibitor services agreement at fair value of $25.4 million, based on a price per share of NCM, Inc. of $17.14 on March 17, 2011 and recorded the reduction of the Company's NCM investment at weighted average cost for Tranche 2 Investments of $25.6 million, resulting in a loss on the surrender of the units of $207,000. The gain from the NCM, Inc. stock sales and the loss from the surrendered NCM common units are reported as Gain from NCM transactions on our consolidated statements of operations.
        On May 24, 2010, we completed the acquisition of 92 theatres and 928 screens from Kerasotes. Kerasotes operated 95 theatres and 972 screens in mid-sized, suburban and metropolitan markets, primarily in the Midwest. More than three quarters of the Kerasotes theatres feature stadium seating and almost 90 percent have been built since 1994. The purchase price for the Kerasotes theatres paid in cash at closing was $276.8 million, net of cash acquired, and was subject to working capital and other purchase price adjustments as described in the Unit Purchase Agreement. We paid working capital and other purchase price adjustments of $3.8 million during the second quarter of fiscal 2011, based on the final closing date working capital and deferred revenue amounts, and have included this amount as part of the total purchase price. The acquisition of Kerasotes significantly increased our size. Accordingly, results of operations for the fifty-two weeks ended March 31, 2011, which include forty-four weeks of operations of the theatres we acquired, are not comparable to our results for the fifty-two weeks ended April 1, 2010. In addition, results of operations for the twenty-six weeks ended September 29, 2011 are not comparable to our results for the twenty-six weeks ended September 30, 2010, which include approximately eighteen weeks of operations of the theatres we acquired. For additional information about the Kerasotes acquisition, see the notes to our consolidated financial statements for the fifty-two week period ended March 31, 2011, included elsewhere in this prospectus.

        On March 10, 2010, Digital Cinema Implementation Partners, LLC ("DCIP") completed its financing transactions for the deployment of digital projection systems to nearly 14,000 movie theatre screens across North America, including screens operated or managed by the Company, Regal Entertainment Group ("Regal") and Cinemark Holdings, Inc ("Cinemark"). At closing, we contributed 342 projection systems that we owned to DCIP, which we recorded at estimated fair value as part of an additional investment in DCIP of $21.8 million. We also made cash investments in DCIP of $840,000 at closing and DCIP made a distribution of excess cash to us after the closing date and prior to fiscal 2010 year-end of $1.3 million. We recorded a loss on contribution of the 342 projection systems of $563,000, based on the difference between estimated fair value and our carrying value on the date of contribution. On March 26, 2010, we acquired 117 digital projectors from third party lessors for $6.8 million and sold them together with seven digital projectors that we owned to DCIP for $6.6 million. We recorded a loss on the sale of these 124 systems to DCIP of $697,000. As of September 29, 2011, we operated 3,189 digital projection systems leased from DCIP pursuant to operating leases and anticipate that we will have deployed over 3,700 of these systems in our existing theatres by the end of fiscal 2012.

        The additional digital projection systems will allow us to add additional 3D enabled screens to our circuit where we are generally able to charge a higher admission price than 2D. The digital projection systems leased from DCIP and its affiliates will replace most of our existing 35 millimeter projection systems in our U.S. theatres. We are examining the estimated depreciable lives for our existing 35 millimeter projection systems, with a net book value of $5.7 million as of March 31, 2011, and have adjusted the depreciable lives in order to accelerate the depreciation of the applicable existing 35 millimeter projection systems, so that such systems are fully depreciated at the end of the digital projection system deployment timeframe. We currently estimate that the depreciation expense related to these assets as a result of the acceleration will be $3.8 million, $1.5 million and $400,000 in fiscal years 2012, 2013 and 2014, respectively. Upon full deployment of the digital projection systems, we expect the cash rent expense of such equipment to approximate $4.5 million, annually, and the deferred rent expense to approximate $5.5 million, annually, which will be recognized in our consolidated statements of operations as "Operating expense".

        On June 9, 2009, we completed the offering of $600 million aggregate principal amount of our 8.75% Senior Notes due 2019 (the "Notes due 2019"). Concurrently with the notes offering, we launched a cash tender offer and consent solicitation for any and all of our then outstanding

$250 million aggregate principal amount of 8 5/8% Senior Notes due 2012 (the "Fixed Notes due 2012") at a purchase price of $1,000 plus a $30.00 consent fee for each $1,000.00 of principal amount of currently outstanding Fixed Notes due 2012 validly tendered and accepted by us on or before the early tender date (the "Cash Tender Offer"). We used the net proceeds from the issuance of the Notes due 2019 to pay the consideration for the Cash Tender Offer plus accrued and unpaid interest on $238.1 million principal amount of the Fixed Notes due 2012. We recorded a loss on extinguishment related to the Cash Tender Offer of $10.8 million in Other expense during the fifty-two weeks ended April 1, 2010, which included previously capitalized deferred financing fees of $3.3 million consent fee paid to holders of $7.1 million and other expenses of $372,000. On August 15, 2009, we redeemed the remaining $11.9 million of Fixed Notes due 2012 at a price of $1,021.56 per $1,000 principal in accordance with the terms of the indenture. We recorded a loss of $450,000 in Other expense related to the extinguishment of the remaining Fixed Notes principal due 2012 during the fifty-two weeks ended April 1, 2010, which included previously capitalized deferred financing fees of $157,000, a consent fee paid to the holders of $257,000 and other expenses of $36,000.

        We acquired Grupo Cinemex, S.A. de C.V. ("Cinemex") in January 2006 as part of a larger acquisition of Loews Cineplex Entertainment Corporation. We do not operate any other theatres in Mexico and have divested of the majority of our other investments in international theatres in Japan, Hong Kong, Spain, Portugal, Argentina, Brazil, Chile, and Uruguay over the past several years as part of our overall business strategy.

        On December 29, 2008, we sold all of our interests in Cinemex, which then operated 44 theatres with 493 screens primarily in the Mexico City Metropolitan Area, to Entretenimiento GM de Mexico S.A. de C.V. ("Entretenimiento"). The purchase price received at the date of the sale and in accordance with the Stock Purchase Agreement was $248.1 million. During the year ended April 1, 2010, we received payments of $4.3 million for purchase price related to tax payments and refunds, and a working capital calculation and post closing adjustments. During the year ended March 31, 2011, we received payments, net of legal fees, of $1.8 million of the purchase price related to tax payments and refunds. Additionally, we estimate that we are contractually entitled to receive an additional $7.3 million of the purchase price related to tax payments and refunds. While we believe we are entitled to these amounts from Cinemex, the collection will require litigation, which was initiated by us on April 30, 2010. Resolution could take place over a prolonged period. In fiscal 2010, as a result of the litigation, we established an allowance for doubtful accounts related to this receivable in the amount of and further directly charged off certain amounts as uncollectible with an offsetting charge of $8.9 million recorded to loss on disposal included as a component of discontinued operations.

        The operations and cash flows of the Cinemex theatres have been eliminated from our ongoing operations as a result of the disposal transaction. We do not have any significant continuing involvement in the operations of the Cinemex theatres. The results of operations of the Cinemex theatres have been classified as discontinued operations for all periods presented.

Stock-Based Compensation

        We account for stock-based employee compensation arrangements using the fair value method. The fair value of each stock option was estimated on the grant date using the Black-Scholes option pricing model using the following assumptions: common stock value on the grant date, risk-free interest rate, expected term, expected volatility, and dividend yield. We have elected to use the simplified method for estimating the expected term of "plain vanilla" share option grants as we do not have enough historical experience to provide a reasonable estimate. Compensation cost is calculated on the date of the grant and then amortized over the vesting period. See Note 9—Stockholders' Equity to our audited consolidated financial statements included elsewhere in this prospectus.

        We granted 38,876.7 options on December 23, 2004, 600 options on January 26, 2006, 15,980.5 options on March 6, 2009 and 4,786 options on May 28, 2009 to employees to acquire our common stock. The fair value of these options on their respective grant dates was $22.4 million, $138,000, $2.1 million, and $0.65 million, respectively. All of these options currently outstanding are equity classified.

        During fiscal 2011, we granted 6,507 options and 6,856 shares of restricted stock. The fair value of these options and restricted shares on their respective grant dates was approximately $1.9 million and $5.2 million, respectively. During the first quarter of fiscal 2012, there was a stock option grant for 7 shares, a restricted stock (time vesting) grant of 7 shares, and a restricted stock (performance vesting) grant of 1,346 shares. The fair value of the restricted stock (performance vesting) shares was approximately $1.0 million. All of the awards currently outstanding are equity classified.

        The common stock value used to estimate the fair value of each option on the March 6, 2009 grant date was based upon a contemporaneous valuation reflecting market conditions as of January 1, 2009, a purchase of 2,542 shares by Parent for $323.95 per share from our former Chief Executive Officer pursuant to his Separation and General Release Agreement dated February 23, 2009 and a sale of 385.862 shares by Parent to our current Chief Executive Officer pursuant to his Employment Agreement dated February 23, 2009 for $323.95 per share.

        The common stock value of $339.59 per share used to estimate the fair value of each option on the May 28, 2009 grant date was based upon a valuation prepared by management on behalf of the Compensation Committee of the Board of Directors. Management chose not to obtain a contemporaneous valuation performed by an unrelated valuation specialist as management believed that the valuation obtained at January 1, 2009 and the subsequent stock sales and purchases were recent and could easily be updated and rolled forward without engaging a third party and incurring additional costs. Additionally, management considered that the number of options granted generated a relatively low amount of annual expense over 5 years ($130,100) and that any differences in other estimates of fair value would not be expected to materially impact the related annual expense. The common stock value was estimated based on current estimates of annual operating cash flows multiplied by the current average peer group multiple for similar publicly traded competitors of 6.7x less net indebtedness, plus the current fair value of our investment in NCM. Management compared the estimated stock value of $339.59 per share with the $323.95 value per share discussed above related to the March 6, 2009 option grant and noted the overall increase in value was primarily due the following:

March 6, 2009 grant value per share	$323.95

Decline in net indebtedness	20.15
Increase in value of investment in NCM	37.10
Increase due to peer group multiple	47.89
Decrease in annual operating cash flows	(89.50)

May 28, 2009 grant value per share	$339.59

        The common stock value of $752 per share was used to estimate the fair value of each option and restricted share on July 8, 2010. The common stock value of $752 per share was based upon a contemporaneous valuation reflecting market conditions on July 8, 2010, which was prepared by an independent third party valuation specialist, and was used to estimate grants of 6,167 options and 6,431 shares of restricted stock granted in July 2010. The third party valuation was reviewed by management and provided to our board of directors and the Compensation Committee of our board of directors. In determining the fair market value of our common stock, the board of directors and the Compensation Committee of our board of directors considered the valuation report and other qualitative and quantitative factors that they considered relevant. The common stock value of $752 per share was used to estimate the fair value of each of the remaining grants of options and shares of restricted stock during fiscal 2011 granted on each of August 2, 2010, December 23, 2010 and March 22, 2011 as the Company believed at the time of grant that the valuation reflected current market conditions on each of such grant dates. The Company believes that market conditions had not changed significantly over the course of fiscal 2011. The total estimated grant date fair value for 5,484 shares of restricted stock (time vesting) and 1,372 shares of restricted stock (performance vesting, where the performance targets were established at the grant date following ASC 718-10-55-95) was based on $752 per share and was $4.1 million and $1.0 million, respectively. The estimated grant date fair value of the options granted on 5,484 shares under the 2010 Equity Incentive Plan was $293.72 per share, or $1.6 million, and was determined using the Black-Sholes option-pricing model. The estimated grant date fair value of the options granted on 1,023 shares under the 2004 Stock Option Plan was $300.91 per share, or $308,000, and was determined using the Black-Sholes option-pricing model. The option exercise price for these grants were $752 per share, and the estimated fair value of the shares were $752, resulting in $0 intrinsic value for the option grants.

        The common stock value of $755 per share used to estimate the fair value of the restricted stock (performance vesting) shares on June 22, 2011 was based upon a contemporaneous valuation reflecting market conditions on June 22, 2011, which was prepared by an independent third party valuation specialist. The third party valuation was reviewed by management and provided to our board of directors and the Compensation Committee of our board of directors. In determining the fair market value of our common stock, the board of directors and the Compensation Committee of our board of directors considered the valuation report and other qualitative and quantitative factors that they considered relevant. The total estimated grant date fair value for 1,346 shares of restricted stock (performance vesting, where the performance targets were established at the grant date following ASC 718-10-55-95) was based on $755 per share and was approximately $1.0 million. As of September 29, 2011, there was approximately $6.1 million of total estimated unrecognized compensation cost related to nonvested stock-based compensation arrangements under both the 2010 Equity Incentive Plan and the 2004 Stock Option Plan.

Critical Accounting Estimates

        Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

        Our significant accounting policies are discussed in Note 1—The Company and Significant Accounting Policies to our audited consolidated financial statements included elsewhere in this prospectus. A listing of some of the more critical accounting estimates that we believe merit additional discussion and aid in better understanding and evaluating our reported financial results are as follows.

        Impairments.    We evaluate goodwill and other indefinite lived intangible assets for impairment annually, or more frequently as specific events or circumstances dictate. Impairment for other long lived assets (including finite lived intangibles) is done whenever events or changes in circumstances indicate that these assets may not be fully recoverable. We have invested material amounts of capital in goodwill and other intangible assets in addition to other long lived assets. We operate in a very competitive business environment and our revenues are highly dependent on movie content supplied by film producers. In addition, it is not uncommon for us to closely monitor certain locations where operating performance may not meet our expectations. Because of these and other reasons over the past three years we have recorded material impairment charges primarily related to long lived assets. For the last three years, impairment charges were $21.6 million in fiscal 2011, $3.8 million in fiscal 2010 and $77.8 million in fiscal year 2009. There are a number of estimates and significant judgments that are made by management in performing these impairment evaluations. Such judgments and estimates include estimates of future revenues, cash flows, capital expenditures, and the cost of capital, among others. We believe we have used reasonable and appropriate business judgments. These estimates determine whether an impairment has been incurred and also quantify the amount of any related impairment charge. Given the nature of our business and our recent history, future impairments are possible and they may be material based upon business conditions that are constantly changing.

        Our recorded goodwill was $1,954 million, $1,954 million and $1,845 million as of September 29, 2011, March 31, 2011 and April 1, 2010, respectively. We evaluate goodwill and our trademarks for impairment annually during our fourth fiscal quarter and any time an event occurs or circumstances change that would more likely than not reduce the fair value for a reporting unit below its carrying amount. Our goodwill is recorded in our Theatrical Exhibition operating segment, which is also the reporting unit for purposes of evaluating recorded goodwill for impairment. If the carrying value of the reporting unit exceeds its fair value, we are required to reallocate the fair value of the reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. We determine fair value by using an enterprise valuation methodology determined by applying multiples to cash flow estimates less net indebtedness, which we believe is an appropriate method to determine fair value. There is considerable management judgment with respect to cash flow estimates and appropriate multiples and discount rates to be used in determining fair value, and, accordingly, actual results could vary significantly from such estimates which fall under Level 3 within the fair value measurement hierarchy.

        We evaluated our enterprise value in fiscal 2011 and fiscal 2010 based on contemporaneous valuations reflecting market conditions. Two valuation approaches were utilized; the income approach and the market approach. The income approach provides an estimate of enterprise value by measuring estimated annual cash flows over a discrete projection period and applying a present value rate to the cash flows. The present value of the cash flows is then added to the present value equivalent of the residual value of the business to arrive at an estimated fair value of the business. The residual value represents the present value of the projected cash flows beyond the discrete projection period. The discount rate is determined using a rate of return deemed appropriate for the risk of achieving the projected cash flows. The market approach used publicly traded peer companies and reported transactions in the industry. Due to conditions and the relatively few sale transactions, the market approach was used to provide additional support for the value achieved in the income approach.

        Key rates used in the income approach for fiscal 2011 and 2010 follow:

Description	Fiscal 2011	Fiscal 2010
Discount rate	9.0%	9.0%
Market risk premium	5.5%	6.0%
Hypothetical capital structure: Debt/Equity	40%/60%	40%/60%

        The discount rate is an estimate of the weighted average cost of debt and equity capital. The required return on common equity was estimated by adding the risk-free required rate of return, the market risk premium (which is adjusted for the Company's estimated market volatility, or beta), and small stock premium.

        The results of our annual goodwill impairment analysis performed during the fourth quarter of fiscal 2011 indicated the estimated fair value of our Theatrical Exhibition reporting unit exceeded its carrying value by approximately $500.0 million. While the fair value of our Theatrical Exhibition operations exceed the carrying value at the present time, small changes in certain assumptions can have a significant impact on fair value. Facts and circumstances could change, including further deterioration of general economic conditions, the number of motion pictures released by the studios, and the popularity of films supplied by our distributors. These and/or other factors could result in changes to the assumptions underlying the calculation of fair value which could result in future impairment of our remaining goodwill.

        The aggregate annual cash flows were determined based on management projections on a theatre-by-theatre basis further adjusted by non-theatre cash flows. The projections considered various factors including theatre lease terms, a reduction in attendance, and a reduction in capital investments in new theatres, given current market conditions and the resulting difficulty with obtaining contracts for new-builds. Cash flow estimates included in the analysis reflect our best estimate of the impact of the roll-out of digital projectors throughout our theatre circuit. Based on the seasonal nature of our business, fluctuations in attendance from period to period are expected and we do not believe that the results would significantly decrease our projections or impact our conclusions regarding goodwill impairment. The anticipated acceleration of depreciation of the 35mm equipment described above under "—Significant Events" does not have an impact on our estimation of fair value as depreciation does not impact our projected available cash flow. The expected increases in rent expense upon full deployment of the digital projection systems also described under "—Significant Events" were included in the cash flow projections used to estimate our fair value as a part of our fiscal 2011 annual goodwill impairment analysis, and had the impact of reducing the projected cash flows. Cash flows were projected through fiscal 2017 and assumed revenues would increase approximately 3.25% annually primarily due to projected increases in ticket and concession pricing. Costs and expenses, as a percentage of revenue are projected to decrease from 85.5% to 85.1% through fiscal 2017. The residual value is a function of the estimated cash flow for fiscal 2018 divided by a capitalization rate (discount rate less long-term growth rate of 2%) then discounted back to represent the present value of the cash flows beyond the discrete projection period. We utilized the foregoing assumptions about future revenues and costs and expenses for the limited purpose of performing our annual goodwill impairment analysis. These assumptions should not be viewed as "projections" or as representations by us as to expected future performance or results of operations, and you should not rely on them in deciding whether to invest in our common stock. See "Special Note Regarding Forward-Looking Statements."

        As the expectations of the average investor are not directly observable, the market risk premium must be inferred. One approach is to use the long-run historical arithmetic average premiums that investors have historically earned over and above the returns on long-term Treasury bonds. The premium obtained using the historical approach is sensitive to the time period over which one calculates the average. Depending on the time period chosen, the historical approach yields an average premium in a range of 5.0% to 8.0%.

        There was no goodwill impairment as of September 29, 2011, March 31, 2011, and April 1, 2010, respectively.

        Film exhibition costs.    We have agreements with film companies who provide the content we make available to our customers. We are required to routinely make estimates and judgments about box office receipts for certain films and for films provided by specific film distributors in closing our books each period. These estimates are subject to adjustments based upon final settlements and determinations of final amounts due to our content providers that are typically based on a film's box office receipts and how well it performs. In certain instances this evaluation is done on a film by film basis or in the aggregate by film production suppliers. We rely upon our industry experience and professional judgment in determining amounts to fairly record these obligations at any given point in time. The accrual made for film costs have historically been material and we expect they will continue to be so into the future. During fiscal years 2011, 2010 and 2009 our film exhibition costs totaled $887.8 million, $928.6 million and $842.7 million, respectively.

        Income and operating taxes.    Income and operating taxes are inherently difficult to estimate and record. This is due to the complex nature of the U.S. tax code which we use to file our tax returns and also because our returns are routinely subject to examination by government tax authorities, including federal, state and local officials. Most of these examinations take place a few years after we have filed our tax returns. Our tax audits in many instances raise questions regarding our tax filing positions, the timing and amount of deductions claimed and the allocation of income among various tax jurisdictions. Our federal and state tax operating loss carried forward of approximately $494.1 million and $945.3 million, respectively at March 31, 2011, require us to estimate the amount of carry forward losses that we can reasonably be expected to realize using feasible and prudent tax planning strategies that are available to us. Future changes in conditions and in the tax code may change these strategies and thus change the amount of carry forward losses that we expect to realize and the amount of valuation allowances we have recorded. Accordingly future reported results could be materially impacted by changes in tax matters, positions, rules and estimates and these changes could be material.

        Theatre and other closure expense (income).    Theatre and other closure expense (income) is primarily related to payments made or received or expected to be made or received to or from landlords to terminate leases on certain of our closed theatres, other vacant space and theatres where development has been discontinued. Theatre and other closure expense (income) is recognized at the time the theatre or auditorium closes, space becomes vacant or development is discontinued. Expected payments to or from landlords are based on actual or discounted contractual amounts. We estimate theatre closure expense (income) based on contractual lease terms and our estimates of taxes and utilities. The discount rate we use to estimate theatre and other closure expense (income) is based on estimates of our borrowing costs at the time of closing. Our theatre and other closure liabilities have been measured using a discount rate of approximately 7.55% to 9.0%. During the fourth quarter of our fiscal year ending March 31, 2011, we permanently closed 73 underperforming screens and auditoriums in six theatre locations while continuing to operate the remaining 89 screens, and discontinued the development of and ceased use of certain vacant and under-utilized retail space at four other theatres. As a result of closing the screens and auditoriums and discontinuing the development and use of the other spaces, we recorded a charge of $55.0 million for theatre and other closure expense. We have recorded theatre and other closure (income) expense, which is included in operating expense in the consolidated statements of operations, of $60.8 million, $2.6 million, and $(2.3) million during the fiscal years ended March 31, 2011, April 1, 2010, and April 2, 2009, respectively.

        Gift card and packaged ticket revenues.    As noted in our significant accounting policies for revenue we defer 100% of these items and recognize these amounts as they are redeemed by customers or when we estimate the likelihood of future redemption is remote based upon applicable laws and regulations. A vast majority of gift cards are used or partially used. However a portion of the gift cards and packaged ticket sales we sell to our customers are not redeemed and not used in whole or in part. Non-redeemed or partially redeemed cards or packaged tickets are known as "breakage" in our industry. We are required to estimate breakage and do so based upon our historical redemption patterns. Our history indicates that if a card or packaged ticket is not used for 18 months or longer, its likelihood of being used past this 18 month period is remote. When it is determined that a future redemption is remote we record income for unused cards and tickets. We changed our estimate on when packaged tickets would be considered remote in terms of future redemption in fiscal 2008 and changed our estimate of redemption rates for packaged tickets in 2009. Prior to 2008 we had estimated that unused packaged tickets would not become remote in terms of future use until 24 months after they were issued. The change we made to shorten this period from 24 to 18 months and align redemption patterns for packaged tickets with our gift card program represented our best judgment based on continued development of specific historical redemption patterns in our gift cards at AMC. We believe this 18 month period continues to be appropriate and do not anticipate any changes to this policy given our historical experience. We monitor redemptions and if we were to determine changes in our redemption statistics had taken place we would be required to change the current 18 month time period to a period that was determined to be more appropriate. This could cause us to either accelerate or lengthen the amount of time a gift card or packaged ticket is outstanding prior to being remote in terms of any future redemption.

Operating Results

        The following table sets forth our revenues, costs and expenses attributable to our operations. Reference is made to Note 16—Operating Segment to the audited consolidated financial statements included elsewhere in this prospectus for additional information therein.

(In thousands)	26 Weeks Ended September 29, 2011	26 Weeks Ended September 30, 2010	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
Revenues
Theatrical exhibition
Admissions	$953,594	$907,169	$1,697,858	$1,711,853	$1,580,328
Concessions	380,800	355,671	664,108	646,716	626,251
Other theatre	39,165	31,737	61,002	59,170	58,908

Total revenues	$1,373,559	$1,294,577	$2,422,968	$2,417,739	$2,265,487

Operating Costs and Expenses
Theatrical exhibition
Film exhibition costs	$515,457	$481,004	$887,758	$928,632	$842,656
Concession costs	51,862	44,301	83,187	72,854	67,779
Operating expense	368,518	321,476	713,846	610,774	576,022
Rent	235,556	236,035	475,810	440,664	448,803
General and administrative expense:
Merger, acquisition and transaction costs	1,607	11,186	16,838	2,578	1,481
Management fee	2,500	2,500	5,000	5,000	5,000
Other	28,155	31,118	58,157	58,274	53,800
Depreciation and amortization	103,171	100,958	212,413	188,342	201,413
Impairment of long-lived assets	—	—	12,779	3,765	73,547

Operating costs and expenses	$1,306,826	$1,228,578	$2,465,788	$2,310,883	$2,270,501

Operating Data (at period end—unaudited)
New theatre screens	26	14	55	6	83
Screens acquired	—	960	960	—	—
Screen dispositions	71	183	400	105	77
Average screens—continuing operations(1)	4,999	5,035	5,086	4,485	4,545
Number of screens operated	5,083	5,304	5,128	4,513	4,612
Number of theatres operated	351	378	360	297	307
Screens per theatre	14.5	14.0	14.2	15.2	15.0
Attendance (in thousands)—continuing operations(1)	107,102	105,479	194,412	200,285	196,184

(1)
Includes consolidated theatres only.

        We present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as earnings (loss) from continuing operations plus (i) income tax provisions (benefit), (ii) interest expense and (iii) depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance and to include any cash distributions of earnings from our equity method investees. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Adjusted EBITDA
(unaudited)

(In thousands)	26 Weeks Ended September 29, 2011	26 Weeks Ended September 30, 2010	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
Earnings (loss) from continuing operations	$(16,407)	$48,987	$(174,873)	$87,445	$(158,774)
Plus:
Income tax provision (benefit)	1,070	5,150	1,950	(36,300)	5,800
Interest expense	89,304	89,916	183,657	174,091	188,681
Depreciation and amortization	103,171	100,958	212,413	188,342	201,413
Impairment of long-lived assets	—	—	12,779	3,765	73,547
Certain operating expenses (income)(1)	8,463	(7,907)	57,421	6,099	1,517
Equity in (earnings) losses of non-consolidated entities	4,305	(3,566)	(17,178)	(30,300)	(24,823)
Cash distributions from non-consolidated entities(2)	10,248	10,175	35,893	36,163	31,423
Gain on NCM transactions	—	(64,648)	(64,441)	—	—
Investment income	(62)	(155)	(491)	(287)	(1,759)
Other (income) expense(3)	416	—	42,828	(73,958)	—
General and administrative expense:
Merger, acquisition and transaction costs	1,607	11,186	16,838	2,578	1,481
Management fee	2,500	2,500	5,000	5,000	5,000
Stock-based compensation expense	1,318	864	1,526	1,384	2,622

Adjusted EBITDA(2)(4)(5)	$205,933	$193,460	$313,322	$364,022	$326,128

(1)
Amounts represent preopening expense, theatre and other closure expense (income), deferred digital equipment rent expense and disposition of assets and other gains included in operating expenses. During the fourth quarter of fiscal 2011, we permanently closed 73 underperforming screens and auditoriums in six theatre locations while continuing to operate the remaining 89 screens, and discontinued the development of and ceased use of certain vacant and underutilized retail space at four other theatres, resulting in a charge of $55.0 million for theatre and other closure expense, which significantly increased our annual theatre and other closure expense.

(2)
Effective July 1, 2011, cash distributions from non-consolidated entities were included in our Adjusted EBITDA presentation with conforming reclassification made for the current and prior year presentation. The presentation reclassification reflects how our management evaluates our Adjusted EBITDA performance and is consistent with treatment in our various debt covenant calculations.

(3)
Other expense for the 26 weeks ended September 29, 2011 is comprised of expenses on extinguishment of indebtedness related to the redemption of AMCE's 11% Senior Subordinated Notes due 2016 of $54,000 and Holding's 12% Senior Discount Notes due 2014 of $52,000 and expenses related to the modification of the senior secured credit facility of $310,000. Other expense (income) for fiscal 2011 is comprised of the loss on extinguishment of indebtedness related to the redemption of our Discount Notes due 2014 of $14.8 million, Notes due 2016 of $24.3 million and expense related to the modification of the senior secured credit facility of $3.7 million. Other expense (income) for fiscal 2010 is comprised of the gain or extinguishment of indebtedness of $(85.2) million related to the Parent's term loan facility and the loss on extinguishment of indebtedness related to the redemption of our 8 5/8% senior notes due 2012 of $11.3 million.

(4)
The acquisition of Kerasotes contributed approximately $20.1 million during the 26 weeks ended September 29, 2011 in Adjusted EBITDA compared to $17.6 million during the eighteen week period of May 24, 2010 to September 30, 2010. The acquisition of Kerasotes contributed approximately $31.6 million in Adjusted EBITDA during May 24, 2010 to March 31, 2011.

(5)
Does not reflect reductions in revenues and costs that we anticipate we will achieve relating to the early closure of underperforming theatres and screens in fiscal 2011. Had the theatres and screens been closed at July 1, 2010, we would have improved our Adjusted EBITDA results by $8.6 million.

        Adjusted EBITDA is a non-GAAP financial measure commonly used in our industry and should not be construed as an alternative to net earnings (loss) as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with GAAP). Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. We have included Adjusted EBITDA because we believe it provides management and investors with additional information to measure our performance and liquidity, estimate our value and evaluate our ability to service debt. In addition, we use Adjusted EBITDA for incentive compensation purposes.

        Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. For example, Adjusted EBITDA:

  •
  does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments;

  •
  does not reflect changes in, or cash requirements for, our working capital needs;

  •
  does not reflect the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  excludes tax payments that represent a reduction in cash available to us;

  •
  does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; and

  •
  does not reflect management fees that may be paid to our sponsors.

For the 26 Weeks Ended September 29, 2011 and September 30, 2010

        Revenues.    Total revenues increased 6.1%, or $79.0 million, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010. The increase in total revenues included $39.4 million resulting from the acquisition of Kerasotes. Admissions revenues increased 5.1%, or $46.4 million, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010, primarily due to a 3.5% increase in average ticket prices and a 1.5% increase in attendance. The increase in total admissions revenues included the additional attendance and admissions revenues resulting from the acquisition of Kerasotes of approximately $26.5 million. Total admissions revenues were reduced by deferrals, net of rewards redeemed of $5.4 million during the twenty-six weeks ended September 29, 2011, related to rewards accumulated under AMC Stubs. The rewards accumulated under AMC Stubs are deferred and recognized in future periods upon redemption or expiration of guest rewards. The increase in average ticket price was primarily due to an increase in attendance from 3D film product for which we are able to charge more per ticket than for a standard 2D film, as well as increases in 3D and 2D ticket prices.

Admissions revenues at comparable theatres (theatres opened on or before fiscal 2011 and before giving effect to the net deferral of admissions revenues due to the new AMC Stubs guest frequency program) increased 4.1%, or $33.7 million, during the twenty-six weeks ended September 29, 2011 from the comparable period last year, primarily due to increases in average ticket prices. Concessions revenues increased 7.1%, or $25.1 million, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010, due to a 5.6% increase in average concessions per patron and the increase in attendance. The increase in concession revenues included approximately $12.4 million resulting from the acquisition of Kerasotes. The increase in concessions per patron includes the impact of concession price and size increases placed in effect during the second and third quarters of fiscal 2011, and a shift in product mix to higher priced items, including our dine-in theatres. Total concessions revenues were reduced by a net amount of $8.1 million during the twenty-six weeks ended September 29, 2011, related to rewards accumulated under AMC Stubs and deferred to be recognized in future periods upon redemption or expiration of guest rewards. Other theatre revenues increased 23.4%, or $7.4 million, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010, primarily due to increases in membership fees earned through the AMC Stubs guest frequency program, non-presentment income from package ticket sales, and advertising revenues. The increases in other theatre revenues included approximately $0.5 million resulting from the acquisition of Kerasotes.

        Operating Costs and Expenses.    Operating costs and expenses increased 6.3%, or $77.3 million, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010. The increase in operating costs and expenses included approximately $33.9 million resulting from the acquisition of Kerasotes. Film exhibition costs increased 7.2%, or $34.5 million, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010 due to the increase in admissions revenues and an increase in film exhibition costs as a percentage of admissions revenues. As a percentage of admissions revenues, film exhibition costs were 54.1% in the current period and 53.0% in the prior period. Film exhibition costs as a percentage of admissions revenues increased primarily due to the net deferral of admissions revenues of $5.4 million during the twenty-six weeks ended September 29, 2011, related to the new AMC Stubs guest frequency program. Concession costs increased 17.1%, or $7.6 million, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010 due to the increase in concession revenues and the increase in concession costs as a percentage of concession revenues. As a percentage of concessions revenues, concession costs were 13.6% in the current period compared with 12.5% in the prior period, primarily due to the concession price and size increases, a shift in product mix to items that generate higher sales but lower percentage margins, and the net deferral of concessions revenues of $8.1 million during the twenty-six weeks ended September 29, 2011, related to the new AMC Stubs guest frequency program. As a percentage of revenues, operating expense was 26.8% in the current period as compared to 24.8% in the prior period. Gains were recorded on disposition of assets during the twenty-six weeks ended September 30, 2010 which reduced operating expenses by approximately $10.0 million, primarily due to the sale of a divested AMC theatre in conjunction with the acquisition of Kerasotes. Rent expense decreased 0.2%, or $0.5 million, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010, primarily due to decreases in rent due to the closure of screens, partially offset by increased rent as a result of the acquisition of Kerasotes on May 24, 2010.

General and Administrative Expense:

        Merger, Acquisition and Transaction Costs.    Merger, acquisition and transaction costs decreased $9.6 million during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010. Prior year costs primarily consisted of costs related to the acquisition of Kerasotes.

        Management Fees.    Management fees were unchanged during the twenty-six weeks ended September 29, 2011. Management fees of $1.3 million are paid quarterly, in advance, to our Sponsors in exchange for consulting and other services.

        Other.    Other general and administrative expense decreased 9.5%, or $3.0 million, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010, due primarily to decreases related to a union-sponsored pension plan and decreases in professional and consulting expenses and legal fees, partially offset by increases in salaries and payroll tax expense and expected annual incentive compensation expense. During the twenty-six weeks ended September 30, 2010, we recorded $2.7 million of expense related to our complete withdrawal from a union-sponsored pension plan.

        Depreciation and Amortization.    Depreciation and amortization increased 2.2%, or $2.2 million, compared to the prior period. Increases in depreciation and amortization expense during the twenty-six weeks ended September 29, 2011 are the result of increased net book value of theatre assets primarily due to the acquisition of Kerasotes, which contributed an increase of $6.6 million of depreciation expense, partially offset by decreases resulting from the declining net book value of AMC theatre assets.

        Other Income.    Other income includes $11.9 million and $9.6 million of income related to the derecognition of gift card liabilities during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively, as to which we believe future redemption to be remote. During fiscal 2012, other income is partially offset by expenses on extinguishment of indebtedness related to the redemption of AMCE's 11% Senior Subordinated Notes due 2016 of $0.05 million and Holding's 12% Senior Discount Notes due 2014 of $0.05 million and expenses related to the modification of the senior secured credit facility of $0.3 million.

        Interest Expense.    Interest expense decreased $0.06 million, during the twenty-six weeks ended September 29, 2011 compared to the twenty-six weeks ended September 30, 2010, primarily due to the extinguishment of $325.0 million of AMCE's 11% Senior Subordinated Notes due 2016 redeemed with payments made on December 15, 2010 and February 1, 2011 and the $240.8 million (accreted value) of Holding's 12% Senior Discount Notes due 2014 with principle payments made on December 15, 2010 and January 3, 2011, partially offset by increases in indebtedness and related interest expense due to the $600.0 million issuance of the Notes due 2020 on December 15, 2010 and the increases in interest expense related to the modification of the senior secured credit facility on December 15, 2010.

        Equity in (Earnings) Losses of Non-Consolidated Entities.    Equity in losses of non-consolidated entities were $4.3 million in the current period compared to equity in earnings of $(3.6) million in the prior period. Equity in earnings related to our investment in National CineMedia, LLC were $10.5 million and $12.4 million for the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. Equity in losses related to our investment in Open Road Releasing, LLC were $12.2 million for the twenty-six weeks ended September 29, 2011 and equity in losses related to our investment in Digital Cinema Implementation Partners, LLC ("DCIP") were $2.9 million and $8.6 million for the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. See Note 5—Investments to our audited consolidated financial statements included elsewhere in this prospectus for further information.

        Gain on NCM Transactions.    The gain on NCM, Inc. shares of common stock sold during the twenty-six weeks ended September 30, 2010 was $64.6 million. See Note 5—Investments to our audited consolidated financial statements included elsewhere in this prospectus for further information.

        Investment Income.    Investment income was $62,000 for the twenty-six weeks ended September 29, 2011 compared to $0.15 million for the twenty-six weeks ended September 30, 2010.

        Income Tax Provision.    The income tax provision from continuing operations was $1.1 million for the twenty-six weeks ended September 29, 2011 and $5.2 million for the twenty-six weeks ended September 30, 2010. See Note 8—Income Taxes to our audited consolidated financial statements included elsewhere in this prospectus for further information.

        Earnings from Discontinued Operations, Net.    On December 29, 2008, we sold our operations in Mexico, including 44 theatres and 493 screens. The results of operations of the Cinemex theatres have been classified as discontinued operations for all periods presented.

        Net Earnings (Loss).    Net earnings (loss) were $(16.4) million and $49.0 million for the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. Net loss during the twenty-six weeks ended September 29, 2011 was impacted by the reduced admissions and concessions revenues of $13.5 million during the twenty-six weeks ended September 29, 2011 related to the new AMC Stubs guest frequency program and the equity in losses of Open Road Releasing, LLC of $12.2 million. Net earnings during the twenty-six weeks ended September 30, 2010 were positively impacted by a gain on sale of NCM, Inc. shares of $64.6 million and a gain on disposition of assets of approximately $10.0 million and negatively impacted by merger and acquisition costs of approximately $10.8 million, primarily due to the acquisition of Kerasotes.

For the Year Ended March 31, 2011 and April 1, 2010

        Revenues.    Total revenues increased 0.2%, or $5.2 million, during the year ended March 31, 2011 compared to the year ended April 1, 2010. Total revenues included approximately $225.2 million of additional revenues resulting from the acquisition of Kerasotes. Admissions revenues decreased 0.8%, or $14.0 million, during the year ended March 31, 2011 compared to the year ended April 1, 2010, due to a 2.9% decrease in attendance, partially offset by a 2.1% increase in average ticket prices. Attendance was negatively impacted by underperformance of film product during the year ended March 31, 2011 as compared to the year ended April 1, 2010. The increase in average ticket price was primarily due to an increase in attendance from 3D film product for which we are able to charge more per ticket than for a standard 2D film, as well as increases in IMAX and 3D ticket prices. Admission revenues included approximately $148.2 million of additional revenues resulting from the acquisition of Kerasotes. Admissions revenues at comparable theatres (theatres opened on or before the first quarter of fiscal 2010) decreased 8.2%, or $136.4 million, during the year ended March 31, 2011 from the comparable period last year. Concessions revenues increased 2.7%, or $17.4 million, during the year ended March 31, 2011 compared to the year ended April 1, 2010, due to a 5.9% increase in average concessions per patron, partially offset by the decrease in attendance. The increase in concessions per patron includes the impact of concession price and size increases placed in effect during the third quarter of fiscal 2010 and the second and third quarters of fiscal 2011, and a shift in product mix to higher priced items. The increase in concession revenues includes approximately $73.3 million from Kerasotes. Other theatre revenues increased 3.1%, or $1.8 million, during the year ended March 31, 2011 compared to the year ended April 1, 2010, primarily due to increases in advertising revenues and theatre rentals, partially offset by a reduction in on-line ticket fees. The increase in other theatre revenues includes $3.7 million from Kerasotes.

        Operating costs and expenses.    Operating costs and expenses increased 6.7%, or $154.9 million during the year ended March 31, 2011 compared to the year ended April 1, 2010. The effect of the acquisition of Kerasotes was an increase in operating costs and expenses of approximately $237.5 million. Film exhibition costs decreased 4.4%, or $40.9 million, during the year ended March 31, 2011 compared to the year ended April 1, 2010 due to the decrease in admissions revenues and the decrease in film exhibition costs as a percentage of admissions revenues. As a percentage of admissions revenues, film exhibition costs were 52.3% in the current period and 54.2% in the prior year period, due to the underperformance of film product during the current year. Concession costs increased

14.2%, or $10.3 million, during the year ended March 31, 2011 compared to the year ended April 1, 2010 due to an increase in concession costs as a percentage of concessions revenues and the increase in concession revenues. As a percentage of concessions revenues, concession costs were 12.5% in the current period compared with 11.3% in the prior period, primarily due to the concession price and size increases, a shift in product mix to items that generate higher sales but lower percentage margins, and concession offers targeting attendance growth. As a percentage of revenues, operating expense was 29.5% in the current period as compared to 25.3% in the prior period. During the year ended March 31, 2011, we evaluated excess capacity and vacant and under-utilized retail space throughout our theatre circuit and recorded charges to theatre and other closure expense of $60.8 million, which caused our operating expense to increase. See Note 14—Theatre and Other Closure and Disposition of Assets to our audited consolidated financial statements included elsewhere in this prospectus for further information. Gains were recorded on disposition of assets during the year ended March 31, 2011 which reduced operating expenses by approximately $9.7 million, primarily due to the sale of a divested AMC theatre in conjunction with the acquisition of Kerasotes. Rent expense increased 8.0%, or $35.1 million, during the year ended March 31, 2011 compared to the year ended April 1, 2010, primarily due to increased rent as a result of the acquisition of Kerasotes of approximately $42.9 million.

General and Administrative Expense:

        Merger, acquisition and transaction costs.    Merger, acquisition and transaction costs increased $14.3 million during the year ended March 31, 2011 compared to the year ended April 1, 2010. Current year costs primarily consist of costs related to the acquisition of Kerasotes.

        Management fees.    Management fees were unchanged during the year ended March 31, 2011. Management fees of $1.3 million are paid quarterly, in advance, to our Sponsors in exchange for consulting and other services.

        Other.    Other general and administrative expense decreased 0.2%, or $117,000, during the year ended March 31, 2011 compared to the year ended April 1, 2010 primarily due to increases in salaries expense, advertising and public relations, and estimated expense related to our complete withdrawals from a union-sponsored pension plans of $3.0 million, partially offset by decreases in incentive compensation expense related to declines in operating performance. During the year ended April 1, 2010, we recorded $1.4 million of expense related to a complete withdrawal from a union-sponsored pension plan.

        Depreciation and amortization.    Depreciation and amortization increased 12.8%, or $24.1 million, compared to the prior year. Increases in depreciation and amortization expense during the year ended March 31, 2011 are the result of increased net book value of theatre assets primarily due to the acquisition of Kerasotes, which contributed $30.9 million of depreciation expense, partially offset by decreases in the declining net book value of AMC theatre assets.

        Impairment of long-lived assets.    During the year ended March 31, 2011, we recognized non-cash impairment losses of $12.8 million. We recognized an impairment loss of $11.4 million on seven theatres with 75 screens (in Arizona, California, Maryland, Missouri and New York) in property, net. In addition, we recognized an impairment loss related to a favorable lease of $1.3 million recorded in intangible assets, net. During the year ended April 1, 2010, we recognized non-cash impairment losses of $3.8 million related to theatre fixed assets and real estate recorded in other long-term assets. We recognized an impairment loss of $2.3 million on five theatres with 41 screens (in Florida, California, New York, Utah and Maryland). Of the theatre charge, $2.3 million was related to property, net. We also adjusted the carrying value of undeveloped real estate assets based on a recent appraisal which resulted in an impairment charge of $1.4 million.

        Other expense (income).    Other expense (income) includes $14.1 million and $13.6 million of income related to the derecognition of gift card liabilities, as to which we believe future redemption to be remote, during the year ended March 31, 2011 and April 1, 2010, respectively. Other expense (income) includes a loss on extinguishment of indebtedness related to the redemption of our Discount Notes due 2014 of $14.8 million, a loss on extinguishment of indebtedness related to the redemption of our Notes due 2016 of $24.3 million and expense related to the modification of our senior secured credit facility term loan due 2013 of $3.3 million, and senior secured credit facility revolver of $367,000 during the year ended March 31, 2011. Other expense (income) includes a loss of $11.3 million related to the redemption of our 8 5/8% Notes due 2012 and a gain on extinguishment of indebtedness related to the Parent term loan facility of $85.2 million during the year ended April 1, 2010.

        Interest expense.    Interest expense increased 5.5%, or $9.6 million, primarily due to an increase in interest expense related to the issuance of our 8.75% Senior Notes due 2019 (the "Notes due 2019") on June 9, 2009 and our 9.75% Senior Subordinated Notes due 2020 (the "Notes due 2020") on December 15, 2010 and modification of our senior secured credit facility on December 15, 2010.

        Equity in earnings of non-consolidated entities.    Equity in earnings of non-consolidated entities was $17.2 million in the current year compared to $30.3 million in the prior year. Equity in earnings related to our investment in National CineMedia, LLC were $32.9 million and $34.4 million for the year ended March 31, 2011 and April 1, 2010, respectively. Equity in losses related to our investment in DCIP were $5.2 million and $4.1 million for the year ended March 31, 2011 and April 1, 2010, respectively. We recognized an impairment loss of $8.8 million related to an equity method investment through Midland Empire Partners, LLC during the year ended March 31, 2011.

        Gain on NCM transactions.    The gain on NCM, Inc. shares of common stock sold during the year ended March 31, 2011 was $64.6 million. We also recorded a loss of $207,000 from the surrender of 1,479,638 ownership units in NCM as part of the 2010 Common Unit Adjustment. See Note 6—Investments to our audited consolidated financial statements included elsewhere in this prospectus for further information.

        Investment income.    Investment income was $491,000 for the year ended March 31, 2011 compared to $287,000 for the year ended April 1, 2010.

        Income tax provision (benefit).    The income tax provision (benefit) from continuing operations was a provision of $2.0 million for the year ended March 31, 2011 and a benefit of $36.3 million for the year ended April 1, 2010. Our income tax benefit in fiscal 2010 includes the release of $55.2 million of valuation allowance for deferred tax assets. See Note 10—Income Taxes to our audited consolidated financial statements included elsewhere in this prospectus for further information.

        Earnings (loss) from discontinued operations, Net.    On December 29, 2008, we sold our operations in Mexico, including 44 theatres and 493 screens. The results of operations of the Cinemex theatres have been classified as discontinued operations for all years presented and include bad debt expense related to amounts due from Cinemex of $8.9 million for the year ended April 1, 2010. See Note 3—Discontinued Operations to our audited consolidated financial statements included elsewhere in this prospectus for further information.

        Net earnings (loss).    Net earnings (loss) were $(174.3) million and $79.9 million for the year ended March 31, 2011 and April 1, 2010, respectively. Net loss during the year ended March 31, 2011 was primarily due to theatre and other closure expense of $60.8 million, loss on extinguishment and modification of indebtedness of $42.8 million, increased interest expense of $9.6 million, impairment charges of $21.6 million in the current year, increased merger and acquisition costs of approximately $14.3 million primarily due to the acquisition of Kerasotes, and the decrease in attendance, partially offset by the gain on NCM transactions of $64.4 million and a gain on disposition of assets of approximately $9.7 million. Net earnings during the year ended April 1, 2010 were favorably impacted by a $55.2 million reduction in the valuation allowance for deferred income tax assets, partially offset by an expense of $11.3 million related to the redemption of our 8 5/8% Senior Notes due 2012 and a gain on extinguishment of indebtedness related to the Parent term loan facility of $85.2 million and losses of $8.9 million related to the allowance for doubtful accounts and direct write-offs of amounts due from Cinemex included in discontinued operations.

For the Year Ended April 1, 2010 and April 2, 2009

        Revenues.    Total revenues increased 6.7%, or $152.3 million, during the year ended April 1, 2010 compared to the year ended April 2, 2009. Admissions revenues increased 8.3%, or $131.5 million, during the year ended April 1, 2010 compared to the year ended April 2, 2009, due to a 6.1% increase in average ticket prices and a 2.1% increase in attendance. Admissions revenues at comparable theatres (theatres opened on or before the first quarter of fiscal 2009) increased 8.5%, or $131.5 million, during the year ended April 1, 2010 from the comparable period last year. The increase in average ticket price was primarily due to increases in attendance from IMAX and 3D film product where we are able to charge more per ticket than for a standard 2D film, as well as our practice of periodically reviewing ticket prices and making selective adjustments based upon such factors as general inflationary trends and conditions in local markets. Attendance was positively impacted by more favorable 3D and IMAX film product during the year ended April 1, 2010 as compared to the year ended April 2, 2009, as well as by an increase in the number of IMAX and 3D enabled screens that we operate. Concessions revenues increased 3.3%, or $20.5 million, during the year ended April 1, 2010 compared to the year ended April 2, 2009, due primarily to the increase in attendance. Other theatre revenues increased 0.4%, or $262,000, during the year ended April 1, 2010 compared to the year ended April 2, 2009, primarily due to increases in on-line ticket fees, partially offset by a reduction in theatre rentals.

        Operating costs and expenses.    Operating costs and expenses increased 1.8%, or $40.4 million during the year ended April 1, 2010 compared to the year ended April 2, 2009. Film exhibition costs increased 10.2%, or $86.0 million, during the year ended April 1, 2010 compared to the year ended April 2, 2009 due to the increase in admissions revenues and the increase in film exhibition costs as a percentage of admissions revenues. As a percentage of admissions revenues, film exhibition costs were 54.2% in the current period and 53.3% in the prior year period primarily due to an increase in admissions revenues on higher grossing films, which typically carry a higher film cost as a percentage of admissions revenues. Concession costs increased 7.5%, or $5.1 million, during the year ended April 1, 2010 compared to the year ended April 2, 2009 due to an increase in concession costs as a percentage of concessions revenues and the increase in concession revenues. As a percentage of concessions revenues, concession costs were 11.3% in the current period compared with 10.8% in the prior period. As a percentage of revenues, operating expense was 25.3% in the current period as compared to 25.4% in the prior period. Rent expense decreased 1.8%, or $8.1 million, during the year ended April 1, 2010 compared to the year ended April 2, 2009 primarily due to rent reductions from landlords related to their failure to meet co-tenancy provisions in certain lease agreements and renegotiations on more favorable terms. Rent reductions related to co-tenancy may not continue should our landlords meet the related co-tenancy provisions in the future.

  General and Administrative Expense:

        Merger, acquisition and transaction costs.    Merger, acquisition and transaction costs increased $1.1 million during the year ended April 1, 2010 compared to the year ended April 2, 2009 primarily due to costs incurred related to the Kerasotes acquisition during the current year.

        Management fees.    Management fees were unchanged during the year ended April 1, 2010. Management fees of $1.3 million are paid quarterly, in advance, to our Sponsors in exchange for consulting and other services.

        Other.    Other general and administrative expense increased 8.3%, or $4.5 million, during the year ended April 1, 2010 compared to the year ended April 2, 2009 due primarily to increases in annual incentive compensation of approximately $12 million based on improved operating performance and increases in net periodic pension expense of $4.7 million, partially offset by decreases in cash severance payments of $7 million to our former Chief Executive Officer made in the prior year and a decrease in expense related to a union-sponsored pension plan of $3.9 million. During the year ended April 2, 2009, we recorded $5.3 million of expense related to our partial withdrawal liability for a union-sponsored pension plan. During the year ended April 1, 2010, we recorded $1.4 million of expense related to our estimated complete withdrawal from the union-sponsored pension plan.

        Depreciation and amortization.    Depreciation and amortization decreased 6.5%, or $13.1 million, compared to the prior year due primarily to the impairment of long-lived assets in fiscal 2009.

        Impairment of long-lived assets.    During the year ended April 1, 2010, we recognized non-cash impairment losses of $3.8 million related to theatre fixed assets and real estate recorded in other long-term assets. We recognized an impairment loss of $2.3 million on five theatres with 41 screens (in Florida, California, New York, Utah and Maryland). Of the theatre charge, $2.3 million was related to property, net. We also adjusted the carrying value of undeveloped real estate assets based on a recent appraisal which resulted in an impairment charge of $1.4 million. During the year ended April 2, 2009, we recognized non-cash impairment losses of $73.6 million related to theatre fixed assets, internal use software and assets held for sale. We recognized an impairment loss of $65.6 million on 34 theatres with 520 screens (in Arizona, California, Canada, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, New York, North Carolina, Ohio, Texas, Virginia, Washington and Wisconsin). Of the theatre charge, $1.4 million was related to intangible assets, net, and $64.3 million was related to property, net. We recognized an impairment loss on abandonment of internal use software, recorded in other long-term assets of $7.1 million when management determined that the carrying value would not be realized through future use. We adjusted the carrying value of our assets held for sale to reflect the subsequent sales proceeds received in January 2009 and declines in fair value, which resulted in impairment charges of $786,000.

        Other (income) expense.    Other (income) expense includes $13.6 million and $14.1 million of income related to the derecognition of gift card liabilities, as to which we believe future redemption to be remote, during the year ended April 1, 2010 and April 2, 2009, respectively. Other (income) expense includes a gain on extinguishment of indebtedness of $85.2 million related to the Parent term loan facility and a loss on extinguishment of indebtedness of $11.3 million related to the Cash Tender Offer during the year ended April 1, 2010.

        Interest expense.    Interest expense decreased 7.7%, or $14.6 million, primarily due to a decrease in interest rates on the senior secured credit facility, extinguishment of debt from the Cash Tender Offer and partial extinguishment of the Parent term loan facility, partially offset by an increase in interest expense related to the issuance of the Notes due 2019.

        Equity in earnings of non-consolidated entities.    Equity in earnings of non-consolidated entities was $30.3 million in the current year compared to $24.8 million in the prior year. Equity in earnings related to our investment in NCM LLC were $34.4 million and $27.7 million for the year ended April 1, 2010 and April 2, 2009, respectively. We recognized an impairment loss of $2.7 million related to an equity method investment in one U.S. motion picture theatre during the year ended April 2, 2009.

        Investment income.    Investment income was $287,000 for the year ended April 1, 2010 compared to $1.8 million for the year ended April 2, 2009. The year ended April 2, 2009 includes a gain of $2.4 million from the May 2008 sale of our investment in Fandango, which was the result of receiving the final distribution from the general claims escrow account. During the year ended April 2, 2009, we recognized an impairment loss of $1.5 million related to unrealized losses previously recorded in accumulated other comprehensive income on marketable securities related to one of our deferred compensation plans when we determined the decline in fair value below historical cost to be other than temporary.

        Income tax provision (benefit).    The income tax provision (benefit) from continuing operations was a benefit of $36.3 million for the year ended April 1, 2010 and a provision of $5.8 million for the year ended April 2, 2009. Our income tax benefit in fiscal 2010 includes the release of $55.2 million of valuation allowance for deferred tax assets. See Note 10—Income Taxes to the audited consolidated financial statements included elsewhere in this prospectus for our effective income tax rate reconciliation.

        Earnings (loss) from discontinued operations, net.    On December 29, 2008, we sold our operations in Mexico, including 44 theatres and 493 screens. The results of operations of the Cinemex theatres have been classified as discontinued operations for all years presented and include bad debt expense related to amounts due from Cinemex of $8.9 million for the year ended April 1, 2010. See Note 3—Discontinued Operations to the audited consolidated financial statements included elsewhere in this prospectus for the components of the earnings from discontinued operations.

        Net earnings (loss).    Net earnings (loss) were $79.9 million and $(149) million for the year ended April 1, 2010 and April 2, 2009, respectively. Net earnings were favorably impacted by a gain on extinguishment of indebtedness of $85.2 million related to the Parent term loan facility and a $55.2 million reduction in the valuation allowance for deferred income tax assets. Net earnings during the year ended April 1, 2010 were negatively impacted by an expense of $11.3 million related to the Cash Tender Offer and by losses of $8.9 million related to the allowance for doubtful accounts and direct write-offs of amounts due from Cinemex included in discontinued operations. Net loss for the year ended April 2, 2009 was primarily due to impairment charges of $73.5 million.

Liquidity and Capital Resources

        Our consolidated revenues are primarily collected in cash, principally through box office admissions and theatre concessions sales. We have an operating "float" which partially finances our operations and which generally permits us to maintain a smaller amount of working capital capacity. This float exists because admissions revenues are received in cash, while exhibition costs (primarily film rentals) are ordinarily paid to distributors from 20 to 45 days following receipt of box office admissions revenues. Film distributors generally release the films which they anticipate will be the most successful during the summer and holiday seasons. Consequently, we typically generate higher revenues during such periods.

        We believe that cash generated from operations and existing cash and equivalents will be sufficient to fund operations and planned capital expenditures and acquisitions currently and for at least the next 12 months and enable us to maintain compliance with covenants related to the Parent term loan facility, the senior secured credit facility and our 8% Senior Subordinated Notes due 2014 (the "Notes due 2014"), Notes due 2019 and 9.75% Senior Subordinated Notes due 2020 (the "Notes due 2020"). We are considering various options with respect to the utilization of cash and equivalents on hand in excess of our anticipated operating needs. Such options might include, but are not limited to, acquisitions of theatres or theatre companies, repayment of our corporate borrowings and payment of dividends.

Cash Flows from Operating Activities

        Cash flows provided by operating activities, as reflected in the Consolidated Statements of Cash Flows, were $108.1 million and $10.7 million during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. The increase in cash flows provided by operating activities for the twenty-six weeks ended September 29, 2011 was primarily due to a decrease in payments on film rent payables, annual incentive compensation, current liabilities acquired from Kerasotes, and increases in deferred revenues related to AMC Stubs. We had working capital surplus (deficit) as of September 29, 2011 and March 31, 2011 of $(125.2) million and $74,000, respectively. Working capital includes $147.8 million and $141.2 million of deferred revenues and income as of September 29, 2011 and March 31, 2011, respectively. The increase in deferred revenues as of September 29, 2011 is primarily due to increases in AMC Stubs deferred revenues of $23.2 million as the level of awards granted have exceeded redemptions and expirations during this period in which membership has increased. We have the ability to borrow against our credit facility to meet obligations as they come due (subject to limitations on the incurrence of indebtedness in our various debt instruments) and could incur indebtedness of $182.0 on our senior secured credit facility to meet these obligations as of September 29, 2011.

        Cash flows provided by (used in) operating activities, as reflected in the consolidated statements of cash flows included elsewhere in this prospectus, were $(16.2) million, $198.9 million and $167.2 million during the years ended March 31, 2011, April 1, 2010 and April 2, 2009, respectively. The decrease in operating cash flows provided by operating activities during the year ended March 31, 2011 was primarily due to increased payments due to the retirement of indebtedness, the decrease in net earnings and attendance and also lower amounts of accounts payables and accrued expenses and other liabilities associated with lower levels of business volume and including payments of amounts acquired in the Kerasotes acquisition as well as payments made for merger, acquisition and transaction costs in connection with the Kerasotes acquisition.

        The increase in operating cash flows during the year ended April 1, 2010 is primarily due to an increase in accrued expenses and other liabilities as a result of increases in accrued interest and annual incentive compensation and the increase in attendance. The decrease in operating cash flows during the year ended April 2, 2009 is primarily due to the increase in net loss, which was partially offset by an increase in non-cash impairment charges. We had working capital surplus as of March 31, 2011 and April 1, 2010 of $74.1 million and $256.0 million, respectively. Working capital includes $141.2 million and $125.8 million of deferred revenue as of March 31, 2011 and April 1, 2010, respectively.

Cash Flows from Investing Activities

        Cash flows used in investing activities, as reflected in the Consolidated Statements of Cash Flows, were $76.7 million and $169.2 million, during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. Cash outflows from investing activities include capital expenditures of $56.5 million and $46.7 million during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. Our capital expenditures primarily consisted of maintaining our theatre circuit, technology upgrades, strategic growth initiatives and remodels. We expect that our gross cash outflows for capital expenditures will be approximately $140.0 million to $150.0 million for fiscal 2012.

        We made partnership investments in non-consolidated entities accounted for under the equity method of approximately $21.7 million, during the twenty-six weeks ended September 29, 2011.

        During the twenty-six weeks ended September 30, 2010, we paid $280.6 million for the purchase of Kerasotes theatres at closing, net of cash acquired. The purchase included working capital and other purchase price adjustments as described in the Unit Purchase Agreement.

        During the twenty-six weeks ended September 30, 2010, we received net proceeds of $102.2 million from the sale of approximately 6.7 million shares of common stock of NCM, Inc. for $16.00 per share.

        We received $55.0 million in cash proceeds from the sale of certain theatres required to be divested in connection with the Kerasotes acquisition during the twenty-six weeks ended September 30, 2010 and received $0.9 million for the sale of real estate acquired from Kerasotes.

        Cash provided by (used in) investing activities, as reflected in the consolidated statements of cash flows included elsewhere in this prospectus, were $(250.0) million, $(96.3) million and $100.9 million during the years ended March 31, 2011, April 1, 2010 and April 2, 2009, respectively. Cash outflows from investing activities include capital expenditures during the years ended March 31, 2011, April 1, 2010 and April 2, 2009 of $129.3 million, $97.0 million and $121.5 million, respectively. Our capital expenditures primarily consisted of maintaining our theatre circuit, technology upgrades, strategic initiatives and remodels.

        During the year ended March 31, 2011, we paid $280.6 million for the purchase of Kerasotes theatres at closing, net of cash acquired. The purchase included working capital and other purchase price adjustments as described in the Unit Purchase Agreement.

        During the year ended March 31, 2011, we received net proceeds of $102.2 million from the sale of 6,655,193 shares of common stock of NCM, Inc. for $16.00 per share and reduced our related investment in NCM by $37.6 million, the average carrying amount of the shares owned.

        We received $57.4 million in cash proceeds from the sale of certain theatres required to be divested in connection with the Kerasotes acquisition during the year ended March 31, 2011 and received $991,000 for the sale of real estate acquired from Kerasotes.

        On March 26, 2010, we acquired 117 digital projection systems from third party lessors for $6.8 million and sold these systems together with seven digital projectors that we owned to DCIP for cash proceeds of $6.6 million on the same day. Cash outflows from investing activities include capital expenditures of $97 million during the year ended April 1, 2010.

        Cash flows for the year ended April 2, 2009 include proceeds from the sale of Cinemex of $224.4 million and proceeds from the sale of Fandango of $2.4 million. We have received an additional $1.8 million and $4.3 million in purchase price from Cinemex related to tax payments and refunds and a working capital calculation and post closing adjustments during the years ended March 31, 2011 and April 1, 2010, respectively.

        We fund the costs of constructing, maintaining and remodeling new theatres through existing cash balances, cash generated from operations or borrowed funds, as necessary. We generally lease our theatres pursuant to long-term non-cancelable operating leases which may require the developer, who owns the property, to reimburse us for the construction costs. We may decide to own the real estate assets of new theatres and, following construction, sell and leaseback the real estate assets pursuant to long-term non-cancelable operating leases.

Cash Flows from Financing Activities

        Cash flows used in financing activities, as reflected in the Consolidated Statement of Cash Flows, were $8.7 million and $9.8 million during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. Financing activities consists of construction payables, deferred financing costs, and principal payments under the term loan and capital and financial lease obligations.

        Cash flows provided by (used in) financing activities, as reflected in the consolidated statement of cash flows included elsewhere in this prospectus, were $73.1 million, $(29.4) million and $162.6 million during the years ended March 31, 2011, April 1, 2010 and April 2, 2009, respectively.

        Proceeds from the issuance of the 9.75% Senior Notes due 2020 were $600.0 million and deferred financing costs paid related to the issuance of the 9.75% Senior Notes due 2020 were $12.7 million during the year ended March 31, 2011. In addition, deferred financing costs paid related to the senior secured credit facility were $1.9 million. During the year ended April 1, 2010, AMCE issued $600.0 million aggregate principal amount of Notes due 2019. Proceeds from the issuance of the Notes due 2019 were $585.5 million and deferred financing costs paid related to the issuance of the Notes due 2019 were $16.3 million.

        During the year ended March 31, 2011, AMCE made principal payments of $325.0 million to repurchase a portion of its 11% Notes due 2016. In addition, AMCE made payments for tender offer and consent consideration of $18.4 million for its Notes due 2016. During the year ended March 31, 2011, Holdings made payments of $240.8 million to redeem its Discount Notes due 2014, of which $169.9 million was classified as a financing activity and $70.9 million was classified as operating activity because it was attributable to amounts historically accrued through interest expense as part of operating activities related to original issue discount.

        During fiscal 2010 we made payments of $160.0 million to purchase term loans and reduced the principal balance of our Parent term loan facility from $466.9 million to $193.3 million. During fiscal 2009, AMCE borrowed $185.0 under the senior secured credit facility.

        During the fiscal year ended April 1, 2010, AMCE made principal payments of $250.0 million in connection with a cash tender offer and redemption of all of its then outstanding Notes due 2012, and repaid $185.0 million of revolving credit borrowings under its senior secured credit facility.

        Concurrently with the closing of the merger of Loews with AMCE, AMCE entered into a senior secured credit facility, which is with a syndicate of banks and other financial institutions and initially provided for financing of up to $850.0 million, consisting of a $650.0 million term loan facility with a maturity date of January 26, 2013 and a $200.0 million revolving credit facility that matures in 2012. The revolving credit facility includes borrowing capacity for available letters of credit and for swingline borrowings on same-day notice.

        On December 15, 2010, AMCE entered into a third amendment to its senior secured credit facility dated as of January 26, 2006 to, among other things: (i) extend the maturity of the term loans held by accepting lenders and to increase the interest rate with respect to such term loans, (ii) replace our existing revolving credit facility (with higher interest rates and a longer maturity than the existing revolving credit facility), and (iii) amend certain of the existing covenants therein. The following are key terms of the amendment:

  •
  The term loan maturity was extended to December 15, 2016 (the "Term Loan due 2016") for the aggregate principal amount of $476.6 million held by lenders who consented to the amendment. The remaining aggregate term loan principal amount of $142.5 million will mature on January 26, 2013 (the "Term Loan due 2013"). The current applicable margin for borrowings under the Term Loan due 2013 is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings and the applicable margin for borrowings under the Term Loan due 2016 is 2.25% with respect to base rate borrowings and 3.25% with respect to LIBOR borrowings. AMCE will repay $374,088 of the Term Loan due 2013 quarterly through September 30, 2012, with any remaining balance due on January 26, 2013 and repay approximately $1.3 million of the Term Loan due 2016 quarterly through September 30, 2016, with any remaining balance due on December 15, 2016. AMCE may voluntarily repay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans.

  •
  The new five-year revolving credit facility includes a borrowing capacity of $192.5 million through December 15, 2015 and is available for letters of credit and for swingline borrowings on same-day notice. The current applicable margin for borrowings under the revolving credit facility is 2.00% with respect to base rate borrowings and 3.00% with respect to LIBOR borrowings. AMCE is required to pay an unused commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% per annum. It will also pay customary letter of credit fees.

        On February 24, 2004, AMCE sold $300.0 million aggregate principal amount of 8% senior subordinated notes due 2014. We intend to repay these notes in their entirety in connection with this offering.

        On June 9, 2009, AMCE issued $600.0 million aggregate principal amount of Notes due 2019. Proceeds from the issuance of the notes were $585.5 million and were used to redeem the then outstanding $250.0 million aggregate principal amount of the Fixed Notes due 2012. Deferred financing costs paid related to the issuance of the notes were $16.3 million. The Notes due 2019 bear interest at the rate of 8.75% per annum, payable in June and December of each year. The Notes due 2019 are redeemable at AMCE's option, in whole or in part, at any time on or after June 1, 2014 at 104.375% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after June 1, 2017, plus interest accrued to the redemption date.

        On December 15, 2010, AMCE completed the offering of $600.0 million aggregate principal amount of the Notes due 2020. The Notes due 2020 mature on December 1, 2020, pursuant to an indenture dated as of December 15, 2010, among us, the Guarantors named therein and U.S. Bank National Association, as trustee (the "Indenture"). The Indenture provides that the Notes due 2020 are AMCE's general unsecured senior subordinated obligations and are fully and unconditionally guaranteed on a joint and several senior subordinated unsecured basis by all of its existing and future domestic restricted subsidiaries that guarantee its other indebtedness. AMCE will pay interest on the notes at 9.75% per annum, semi-annually in arrears on June 1 and December 1, commencing on June 1, 2011. AMCE may redeem some or all of the Notes due 2020 at any time on or after December 1, 2015, at the redemption prices set forth in the Indenture. AMCE may redeem the Notes due 2020 on or after December 1, 2018 at a price equal to 100% of the principal amount of the Notes due 2020 redeemed plus accrued and unpaid interest to the redemption date. In addition, AMCE may redeem up to 35% of the aggregate principal amount of the Notes due 2020 using net proceeds from certain equity offerings completed prior to December 1, 2013.

        On a pro forma basis giving effect to the Mergers, this offering and the use of proceeds therefrom, the maximum amount we would be permitted to distribute in compliance with our senior secured credit facility and the indentures governing our debt securities on a pro forma basis was approximately $252.3 million as of September 29, 2011.

        As of September 29, 2011, we were in compliance with all financial covenants relating to our Parent term loan facility, senior secured credit facility, the Notes due 2014, the Notes due 2019 and the Notes due 2020.

New Post-IPO Governance Arrangements

        In connection with this offering, the Sponsors and certain of our pre-existing stockholders will enter into an Amended and Restated Stockholders Agreement, which, together with our Second Amended and Restated Certificate of Incorporation and the Management Stockholders Registration Rights Agreement, will define the rights of such stockholders post-initial public offering with respect to voting, governance, ownership and transfer of our stock. See "Certain Relationships and Related Party Transactions—Governance Agreements."

Contractual Obligations

        Pro Forma.    Minimum annual cash payments required under existing capital and financing lease obligations, maturities of corporate borrowings, future minimum rental payments under existing operating leases, furniture, fixtures, and equipment and leasehold purchase provisions, ADA related betterments and pension funding that have initial or remaining non-cancelable terms in excess of one year as of March 31, 2011 on a pro forma basis are as follows:

(In thousands)	Minimum Capital and Financing Lease Payments	Principal Amount of Corporate Borrowings(1)	Interest Payments on Corporate Borrowings(2)	Minimum Operating Lease Payments	Acquisitions and Capital Related Betterments(3)	Pension Funding(4)	Pro Forma Total Commitments
2012	$9,424	$6,500	$129,975	$422,605	$56,426	$9,199	$634,129
2013	8,456	145,287	129,366	426,255	7,580	—	716,944
2014	8,107	5,004	127,160	407,275	1,000	—	548,546
2015	8,129	5,004	126,985	402,757	1,000	—	543,875
2016	8,235	5,004	126,810	390,583	1,000	—	531,632
Thereafter	72,699	1,649,076	454,717	2,240,031	—	—	4,416,523

Total	$115,050	$1,815,875	$1,095,013	$4,289,506	$67,006	$9,199	$7,391,649

(1)
Represents cash requirements for the payment of principal on corporate borrowings. Total amount does not equal carrying amount due to unamortized discounts on issuance.

(2)
Interest expense on the term loan portion of our senior secured credit facility was estimated at 1.75% for the Term Loan due 2013 and 3.50% for the Term Loan due 2016 based upon the interest rate in effect as of March 31, 2011.

(3)
Includes committed capital expenditures, investments, and betterments to our circuit including the estimated cost of ADA related betterments. Does not include planned, but non-committed capital expenditures.

(4)
Historically, we fund our pension plan such that the plan is 90% funded. The plan has been frozen effective December 31, 2006. The funding requirement has been estimated based upon our expected funding amount. Also included are payments due under a withdrawal liability for a union sponsored plan. The retiree health plan is not funded.

        Historical.    Minimum annual cash payments required under existing capital and financing lease obligations, maturities of corporate borrowings, future minimum rental payments under existing operating leases, furniture, fixtures, and equipment and leasehold purchase provisions, ADA related betterments and pension funding that have initial or remaining non-cancelable terms in excess of one year as of March 31, 2011 are as follows:

(In thousands)	Minimum Capital and Financing Lease Payments	Principal Amount of Corporate Borrowings(1)	Interest Payments on Corporate Borrowings(2)	Minimum Operating Lease Payments	Acquisitions and Capital Related Betterments(3)	Pension Funding(4)	Historical Total Commitments
2012	$9,424	$6,500	$165,498	$422,605	$56,426	$9,199	$669,652
2013	8,456	354,855	156,360	426,255	7,580	—	953,506
2014	8,107	305,004	149,160	407,275	1,000	—	870,546
2015	8,129	5,004	126,985	402,757	1,000	—	543,875
2016	8,235	5,004	126,810	390,583	1,000	—	531,632
Thereafter	72,699	1,649,076	454,717	2,240,031	—	—	4,416,523

Total	$115,050	$2,325,443	$1,179,530	$4,289,506	$67,006	$9,199	$7,985,734

(1)
Represents cash requirements for the payment of principal on corporate borrowings. Total amount does not equal carrying amount due to unamortized discounts on issuance.

(2)
Interest expense on the term loan portion of our senior secured credit facility was estimated at 1.75% for the Term Loan due 2013 and 3.50% for the Term Loan due 2016 based upon the interest rates in effect as of March 31, 2011.

(3)
Includes committed capital expenditures, investments and betterments, including the estimated cost of ADA related betterments. Does not include planned, but non-committed capital expenditures.

(4)
We fund our pension plan such that the plan is in compliance with Employee Retirement Income Security Act ("ERISA") and the plan is not considered "at risk" as defined by ERISA guidelines. The plan has been frozen effective December 31, 2006. Also included are payments due under a withdrawal liability for a union sponsored plan. The retiree health plan is not funded.

        As discussed in Note 10—Income Taxes to our audited consolidated financial information included elsewhere in this prospectus, we adopted accounting for uncertainty in income taxes per the guidance in ASC 740, Income Taxes, ("ASC 740"). At March 31, 2011, we have recognized an obligation for unrecognized benefits of $34.3 million. There are currently unrecognized tax benefits which we anticipate will be resolved in the next 12 months; however, we are unable at this time to estimate what the impact on our effective tax rate will be. Any amounts related to these items are not included in the tables above.

Fee Agreement

        In connection with the holdco merger, on June 11, 2007, Parent, AMCE and the Sponsors entered into a Fee Agreement (the "Management Fee Agreement"), which replaced the December 23, 2004 fee agreement among Holdings, AMCE and the Sponsors, as amended and restated on January 26, 2006 (the "original fee agreement"). The Management Fee Agreement provides for an annual management fee of $5 million, payable quarterly and in advance to our Sponsors, on a pro rata basis, until the earlier of (i) the twelfth anniversary from December 23, 2004 and (ii) such time as the Sponsors own less than 20% in the aggregate of Parent.

        In addition, the Management Fee Agreement provides for reimbursements by AMCE to the Sponsors for their out-of-pocket expenses, and by AMCE to Parent of up to $3.5 million for fees payable by Parent in any single fiscal year in order to maintain Parents' and AMCE's corporate existence, corporate overhead expenses and salaries or other compensation of certain employees.

        Upon the consummation of a change in control transaction or an IPO, the Sponsors will receive, in lieu of quarterly payments of the annual management fee, an automatic fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the fee agreement (assuming a twelve year term from the date of the original fee agreement), calculated using the treasury rate having a final maturity date that is closest to the twelfth anniversary of the date of the original fee agreement date. As of September 29, 2011, we estimate this amount would be $24.4 million should a change in control transaction or an IPO occur.

        The Management Fee Agreement also provides that AMCE will indemnify the Sponsors against all losses, claims, damages and liabilities arising in connection with the management services provided by the Sponsors under the fee agreement.

Investment in NCM LLC

        As of September 29, 2011, we held an investment of 15.63% of NCM LLC accounted for following the equity method. The fair market value of these units is approximately $255.9 million as of September 29, 2011 based upon the closing price of NCM, Inc. common stock. We have little tax basis in these units; therefore the sale of all these units would require us to report taxable income of approximately $404.7 million including distributions received from NCM LLC that were previously deferred. Our investment in NCM LLC is a source of liquidity for us and we expect that any sales we may make of NCM LLC units would be made in such a manner to most efficiently manage any related tax liability. We have available net operating loss carryforwards which could reduce any related tax liability.

Impact of Inflation

        Historically, the principal impact of inflation and changing prices upon us has been to increase the costs of the construction of new theatres, the purchase of theatre equipment, rent and the utility and labor costs incurred in connection with continuing theatre operations. Film exhibition costs, our largest cost of operations, are customarily paid as a percentage of admissions revenues and hence, while the film exhibition costs may increase on an absolute basis, the percentage of admissions revenues represented by such expense is not directly affected by inflation. Except as set forth above, inflation and changing prices have not had a significant impact on our total revenues and results of operations.

New Accounting Pronouncements

        See Note 12—New Accounting Pronouncements to the unaudited condensed consolidated financial statements included elsewhere in this prospectus for information regarding recently issued accounting standards.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to various market risks including interest rate risk and foreign currency exchange rate risk.

        Market risk on variable-rate financial instruments.    We maintain a senior secured credit facility, comprised of a $192.5 million revolving credit facility and a $650.0 term loan facility, which permits borrowings at a rate equal to an applicable margin plus, at our option, either a base rate or LIBOR. Increases in market interest rates would cause interest expense to increase and earnings before income taxes to decrease. The change in interest expense and earnings before income taxes would be dependent upon the weighted average outstanding borrowings during the reporting period following an increase in market interest rates. We had no borrowings on our revolving credit facility as of September 29, 2011 and had $614.3 million outstanding under the term loan facility on September 29, 2011. A 100 basis point change in market interest rates would have increased or decreased interest expense on the senior secured credit facility on an historical and pro forma basis by $3.1 million during the twenty-six weeks ended September 29, 2011 and $6.3 million during the fifty-two weeks ended March 31, 2011. A 100 basis point change in market interest rates would have increased or decreased historical interest expense on the Parent term loan facility by $0.6 million during the twenty-six weeks ended September 29, 2011 and $2.0 million during the fifty-two weeks ended March 31, 2011. On a pro forma basis, the impact of a 100 basis point change in market interest rates would be $0 for the twenty-six weeks ended September 29, 2011 and fifty-two weeks ended March 31, 2011 on the Parent term loan facility as the Parent term loan facility would be extinguished.

        Market risk on fixed-rate financial instruments.    Included in long-term corporate borrowings are principal amounts of $300.0 million of our Notes due 2014, $600.0 million of our Notes due 2019, and $600.0 million of our Notes due 2020. Increases in market interest rates would generally cause a decrease in the fair value of the Notes due 2014, Notes due 2019, and Notes due 2020 and a decrease in market interest rates would generally cause an increase in fair value of the Notes due 2014, Notes due 2019 and Notes due 2020.

        Foreign currency exchange rates.    We currently operate theatres in Canada, France and the United Kingdom. As a result of these operations, we have assets, liabilities, revenues and expenses denominated in foreign currencies. The strengthening of the U.S. dollar against the respective currencies causes a decrease in the carrying values of assets, liabilities, revenues and expenses denominated in such foreign currencies and the weakening of the U.S. dollar against the respective currencies causes an increase in the carrying values of these items. The increases and decreases in assets, liabilities, revenues and expenses are included in accumulated other comprehensive loss. Changes in foreign currency exchange rates also impact the comparability of earnings in these countries on a year-to-year basis. As the U.S. dollar strengthens, comparative translated earnings decrease, and as the U.S. dollar weakens, comparative translated earnings from foreign operations increase. A 10% increase in the value of the U.S. dollar against all foreign currencies of countries where we currently operate theatres would increase earnings before income taxes by approximately $288,000 for the twenty-six weeks ended September 29, 2011 and decrease accumulated other comprehensive loss by approximately $9.6 million as of September 29, 2011. A 10% decrease in the value of the U.S. dollar against all foreign currencies of countries where we currently operate theatres would decrease earnings before income taxes by approximately $94,000 for the twenty-six weeks ended September 29, 2011 and increase accumulated other comprehensive loss by approximately $11.7 million as of September 29, 2011.

BUSINESS

        We are one of the world's leading theatrical exhibition companies. As of September 29, 2011, we owned, operated or held interests in 351 movie theatres with a total of 5,083 screens, approximately 99% of which were located in the United States and Canada. Our theatres are primarily located in major metropolitan markets, which we believe offer strategic, operational and financial advantages. We also have a modern, highly productive theatre circuit that leads the theatrical exhibition industry in key asset quality and performance metrics, such as revenues per head and per theatre productivity measures. Our industry leading performance is largely driven by the quality of our theatre sites, our operating practices, which focus on delivering the best customer experience through consumer-focused innovation, and, most recently, our implementation of premium sight and sound formats, which we believe will be key components of the future movie-going experience. As of September 29, 2011, we are the largest IMAX exhibitor in the world with a 45% market share in the United States and nearly twice the screen count of the second largest U.S. IMAX exhibitor, and each of our local IMAX installations is protected by geographic exclusivity.

        Approximately 200 million consumers have attended our theatres each year for the past five years. We offer these consumers a fully immersive out-of-home entertainment experience by featuring a wide array of entertainment alternatives, including popular movies, throughout the day and at different price points. This broad range of entertainment alternatives appeals to a wide variety of consumers across different age, gender, and socioeconomic demographics. For example, in addition to traditional film programming, we offer more diversified programming that includes independent and foreign films, performing arts, music and sports. We also offer food and beverage alternatives beyond traditional concession items, including made-to-order meals, customized coffee, healthy snacks and dine-in theatre options, all designed to create further service and selection for our consumers. We believe there is potential for us to further increase in our annual attendance as we gain market share from other in-home and out-of-home entertainment options.

        Our large annual attendance has made us an important partner to content providers who want access and distribution to consumers. We currently generate 16% more estimated unique visitors per year (33.3 million) than HBO's subscribers (28.6 million) and 67% more than Netflix's subscribers (20.0 million) according to the October 14, 2010 Hollywood Reporter, the December 31, 2010 Netflix Form 10-K and the Theatrical Market Statistics 2010 report from the Motion Picture Association of America. Further underscoring our importance to content providers, we represent approximately 17% to 20%, on average, of each of the 6 largest grossing studios' U.S. box office revenues. Average annual film rental payments to each of these studios ranged from approximately $100 million to $160 million.

        For the 52 weeks ended September 29, 2011, the fiscal year ended March 31, 2011 and the 26 weeks ended September 29, 2011, we generated pro forma revenues of approximately $2.5 billion, $2.5 billion and $1.4 billion, respectively, pro forma Adjusted EBITDA (as defined on pages 15 and 16) of $325.8 million, $318.3 million and $205.9 million, respectively, and pro forma loss from continuing operations of $(214.3) million, $(154.5) million and $(3.4) million, respectively. For the fiscal year ended March 31, 2011, the fiscal year ended April 1, 2010 and the fiscal year ended April 2, 2009, we generated revenues of approximately $2.4 billion, $2.4 billion and $2.3 billion, respectively, Adjusted EBITDA (as defined on pages 15 and 16) of $313.3 million, $364.0 million and $326.1 million, respectively, and earnings (loss) from continuing operations of $(174.9) million, $87.4 million and $(158.8) million, respectively. For the fiscal years ended March 31, 2011 and April 1, 2010, we reported net earnings (loss) of $(174.3) million and $79.9 million, respectively.

        The following table provides detail with respect to digital delivery, 3D enabled projection, large screen formats, such as IMAX and our proprietary ETX, and deployment of our enhanced food and beverage offerings as deployed throughout our circuit on September 29, 2011.

Format	Theatres	Screens	Planned Deployed Screens FYE 2012
Digital	333	3,189	3,726
3D enabled	333	2,189	2,189
IMAX (3D enabled)	118	118	127
ETX (3D enabled)	15	15	17
Dine-in theatres	9	81	110-130

        The following table provides detail with respect to the geographic location of our Theatrical Exhibition circuit as of September 29, 2011:

Theatrical Exhibition	Theatres(1)	Screens(1)
California	44	649
Illinois	41	490
Texas	21	413
Florida	20	366
New Jersey	23	304
New York	24	266
Indiana	21	258
Michigan	9	178
Georgia	11	167
Colorado	12	166
Arizona	9	160
Missouri	12	140
Washington	11	137
Massachusetts	10	129
Pennsylvania	10	126
Maryland	10	113
Virginia	7	113
Minnesota	7	111
Ohio	6	94
Louisiana	5	68
Wisconsin	4	63
North Carolina	3	60
Oklahoma	3	60
Kansas	2	48
Connecticut	2	36
Iowa	2	31
Nebraska	1	24
District of Columbia	3	22
Kentucky	1	20
Arkansas	1	16
South Carolina	1	14
Nevada	1	10
Utah	1	9
Canada	8	167
China (Hong Kong)(2)	2	13
France	1	14

Theatrical Exhibition	Theatres(1)	Screens(1)
United Kingdom	2	28

Total Theatrical Exhibition	351	5,083

(1)
Included in the above table are 8 theatres and 96 screens that we manage or in which we have a partial interest. We manage 3 theatres where we receive a fee from the owner and where we do not own any economic interest in the theatre. We manage and own 50% economic interests in 3 theatres accounted for following the equity method and own a 50% economic interest in 1 IMAX screen accounted for following the equity method.

(2)
In Hong Kong, we maintain a partial interest represented by a license agreement for use of our trademark.

        We were founded in 1920 and since then have pioneered many of the theatrical exhibition industry's most important innovations, including the multiplex theatre format in the early 1960s and the North American megaplex theatre format in the mid-1990s. In addition, we have acquired some of the most respected companies in the theatrical exhibition industry, including Loews, General Cinema and, more recently, Kerasotes. Our historic growth has been driven by a combination of organic growth and acquisition strategies, in addition to strategic alliances and partnerships that highlight our ability to capture innovation and value beyond the traditional exhibition space. For example:

  •
  In March 2011, we announced the launch of an innovative distribution company called Open Road Films along with another major theatrical exhibition chain. Open Road Films is a dynamic acquisition-based domestic theatrical distribution company that concentrates on wide-release movies;

  •
  In March 2005, we formed a joint venture with one of the major theatrical exhibition chains which combined our respective cinema screen advertising businesses into a company called NCM and in July 2005, another of the major theatrical exhibition chains joined NCM as one of the founding members. As of September 29, 2011, we owned 17,323,782 common units in NCM, or a 15.63% ownership interest in NCM. All of our NCM membership units are redeemable for, at the option of NCM, cash or shares of common stock of NCM, Inc. on a share-for-share basis. The estimated fair market value of our units in NCM was approximately $255.9 million based on the closing price per share of NCM, Inc. on September 29, 2011 of $14.77 per share; and

  •
  We hold a 29% interest in DCIP, a joint venture charged with implementing digital cinema in the Company's theatres.

        Consistent with our history and culture of innovation, we believe we have pioneered a new way of thinking about theatrical exhibition: as a consumer entertainment provider. This vision, which introduces a strategic and marketing overlay to traditional theatrical exhibition, has been instrumental in driving and redirecting our future strategy.

        The following table sets forth our historical information, on a continuing operations basis, concerning new builds (including expansions), acquisitions and dispositions and end-of-period operated theatres and screens through September 29, 2011:

	New Builds		Acquisitions		Closures/Dispositions		Total Theatres
Fiscal Year	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens
2006	7	106	116	1,363	7	60	335	4,770
2007	7	107	2	32	26	243	318	4,666
2008	9	136	—	—	18	196	309	4,606
2009	6	83	—	—	8	77	307	4,612
2010	1	6	—	—	11	105	297	4,513
2011	4	55	95	960	36	400	360	5,128
2012 through September 29, 2011	2	26	—	—	11	71	351	5,083

	36	519	213	2,355	117	1,152

        We have also created and invested in a number of allied businesses and strategic initiatives that have created differentiated viewing formats and experiences, greater variety in food and beverage options and value appreciation for our company. We believe these initiatives will continue to generate incremental value for our company in the future. For example:

  •
  During fiscal 2010, DCIP, our joint venture with two other exhibitors, completed its formation and $660.0 million funding to facilitate the financing and deployment of digital technology in our theatres. During March of 2011, DCIP completed additional financing of $220.0 million, which we believe will allow us to complete our planned digital deployments. We anticipate that our deployment of digital projection systems should take three and a half years to complete. Future digital cinema developments will be managed by DCIP, subject to certain approvals. We intend to continue our rapid deployment of digital projectors through our arrangements with DCIP and expect to have installed over 3,700 digital projectors by the end of fiscal year 2012.

  •
  To complement our deployment of digital technology, in 2006 we partnered with RealD to install their 3D enabled systems in our theatres. As of September 29, 2011, we had 2,189 RealD, 118 IMAX and 15 ETX 3D-enabled systems. During the past year, 3D films have generated in the United States approximately 30% greater admissions revenue than the standard 2D versions of the same film at an additional $1 to $5 per ticket.

  •
  We are the world's largest IMAX exhibitor with 118 screens (all 3D-enabled) as of September 29, 2011. With a 45% market share in the United States (as of September 29, 2011), our IMAX screen count is nearly twice the screen count of the second largest U.S. IMAX exhibitor. During June 2010, we announced an expansion of our IMAX relationship. Under this expanded agreement, we expect to increase our IMAX screen count to 127 by the end of fiscal year 2012.

  •
  During fiscal 2010, we introduced our proprietary large-screen digital format, ETX, and as of September 29, 2011 we operated at 15 locations. ETX features wall-to-wall screens that are 20% larger than traditional screens, a custom sound system that is three times more powerful than a traditional auditorium, and 3D-enabled digital projection with twice the clarity of high definition. We charge a premium price for the ETX experience, which produces average weekly box office per print that is 140% more than standard 2D versions of the same movie. We plan to have 17 ETX large screen formats by the end of fiscal year 2012.

  •
  As of September 29, 2011, we operated 148 theatres featuring one or more of our proprietary food and beverage concepts. We believe that these enhanced food and beverage concepts allow us to offer a more diverse array of food types such as expanded menus and venues including dine-in theatre options, which should appeal to a greater cross section of potential customers.

    We plan to continue to invest in one or more food and beverage offerings across 125 to 150 theatres over the next three years.

  •
  We are a founding member of NCM, a cinema screen advertising venture. As of September 29, 2011 we had a 15.63% interest in NCM. See Note 6—Investments to the audited consolidated financial statements included elsewhere in this prospectus. NCM operates an in-theatre digital network in the United States. The digital network consists of projectors used to display advertising and other non-film events. NCM's primary activities that impact our theatres include:

  •
  advertising through its branded "First Look" pre-feature entertainment program, lobby promotions and displays,

  •
  live and pre-recorded networked and single-site meetings and events, and

  •
  live and pre-recorded concerts, sporting events and other non-film entertainment programming.

    We believe that the reach, scope and digital delivery capability of NCM's network provides an effective platform for national, regional and local advertisers to reach an engaged audience. We receive a monthly theatre access fee for participation in the NCM network. In addition, we are entitled to receive mandatory quarterly distributions of excess cash from NCM.

  •
  Our tickets are currently on sale at two different Internet ticketing services, Fandango and MovieTickets.com. During 2010, our Internet ticket services sold approximately 11.3 million tickets for us. We believe there is additional upside in our future Internet ticketing service alliances which would provide consumers with mobile ticketing applications and integration with our digital marketing programs.

Our Competitive Strengths

        We believe our leadership in major metropolitan markets, superior asset quality and continuous focus on innovation and the guest experience have positioned us well to capitalize disproportionately on trends providing momentum to the theatrical exhibition industry as a whole, particularly the mass adoption of digital and 3D technologies. We believe we can gain additional share of wallet from the consumer by broadening our offerings to them and increasing our engagement with them. We can then enable marketers and partners, such as NCM, to engage with our guests, deriving further financial value and benefit. We believe our management team is uniquely equipped to execute our strategy to realize these opportunities, making us a particularly effective competitor in our industry and positioning us well for future growth. Our competitive strengths include:

        Broad National Reach.    Thirty-nine percent (39%) of Americans (or approximately 120 million consumers) live within 10 miles of an AMC theatre. This proximity and convenience, along with the affordability and diversity of our film product, drive approximately 200 million consumers into our theatres each year, or approximately 33.3 million unique visitors annually. We believe our ability to serve a broad consumer base across numerous entertainment occasions, such as teenage socializing, romantic dates and group events, is a competitive advantage. Our consumer reach, operating scale, access to diverse content and marketing platforms are valuable to content providers and marketers who want to access this broad and diverse audience.

        Major Market Leader.    We maintain the leading market share within our markets. As of September 29, 2011, we operated in 23 of the top 25 DMAs and had the number one or two market share in each of the top 15 DMAs, including New York City, Los Angeles, Chicago, Philadelphia, Dallas, San Francisco, and Boston. In addition, 73% of our screens were located in the top 25 DMAs and 89% were located in the top 50 DMAs. Population growth from 2010 through 2015 is projected by Nielsen Claritas to be 4.5% in the top 25 DMAs and 4.5% in the top 50 DMAs, compared to only 3.2% in all other DMAs. Our strong presence in the top DMAs makes our theatres more visible and therefore strategically more important to content providers who rely on these markets for a disproportionately large share of box office receipts. According to Rentrak, during the 52 weeks ended September 29, 2011, 58% of all U.S. box office receipts were derived from the top 25 DMAs and 76% were derived from the top 50 DMAs. In certain of our densely populated major metropolitan markets, we believe a scarcity of attractive retail real estate opportunities enhances the strategic value of our existing theatres. We also believe the complexity inherent in operating in these major metropolitan markets is a deterrent to other less sophisticated competitors, protecting our market share position.

        We believe that customers in our major metropolitan markets are generally more affluent and culturally diverse than those in smaller markets. Traditionally, our strong presence in these markets has created a greater opportunity to exhibit a broad array of programming and premium formats, which we believe drives higher levels of attendance at our theatres. This has allowed us to generate higher per screen and per theatre operating metrics. For example, our average ticket price in the United States was $8.87 for our 52 weeks ended September 29, 2011, as compared to $7.97 for the industry as a whole for the 12 months ended September 29, 2011.

        Modern, Highly Productive Theatre Circuit.    We believe the combination of our strong major market presence, focus on a superior guest experience and core operating strategies enables us to deliver industry-leading theatre level operating metrics. For the 52 weeks ended September 29, 2011, our theatre exhibition circuit in the United States generated attendance per average theatre of 552,000 (higher than any of our peers) revenues per average theatre of $7.1 million and operating cash flows before rent (defined as Adjusted EBITDA before rent and G&A-Other) per average theatre of $2.3 million. Over the past five fiscal years, we invested an average of $132.4 million per year to improve and expand our theatre circuit, contributing to the modern portfolio of theatres we operate today.

        Leader in Deployment of Premium Formats.    We also believe our strong major market presence and our highly productive theatre circuit allow us to take greater advantage of incremental revenue-generating opportunities associated with the premium services that will define the future of the theatrical business, including digital delivery, 3D projection, large screen formats, such as IMAX and our proprietary ETX offering, and alternative programming. As the industry's digital conversion accelerates, we believe we have established a differentiated leadership position in premium formats. For example, we are the world's largest IMAX exhibitor with 118 screens as of September 29, 2011, all of which are 3D enabled, and we expect to increase our IMAX screen count to 127 by the end of fiscal year 2012. We are able to charge a premium price for the IMAX experience, which, in combination with higher attendance levels, produces average weekly box office per print that is 165% greater than standard 2D versions of the same movie. The availability of IMAX and 3D content has increased significantly from calendar year 2005 to 2010. During this period, available 3D content increased from 3 titles to 26 titles while available IMAX content increased from 5 titles to 14 titles. Industry film grosses for available 3D products increased from $191.0 million to approximately $3.0 billion, while industry film grosses for available IMAX products increased from $864.0 million to approximately $3.0 billion over this time period. This favorable trend continues in calendar year 2011 with 50 3D titles and 20 IMAX titles, including highly successful franchise installments such as Pirates of the Caribbean: On Stranger Tides, Kung Fu Panda: The Kaboom of D, Transformers: Dark of the Moon, Harry Potter and the Deathly Hallows, Part 2 and Mission Impossible-Ghost Protocal. As reported by Rentrak and IMAX Corporation as of November 16, 2011, the film release schedule for calendar year 2012 is beginning to solidify with 36 3D titles and 10 IMAX titles already announced, including sequels of high profile franchises such as Spiderman, Men in Black, Batman and a 3D version of Star Wars. We expect that additional 3D and IMAX titles will be announced as the beginning of 2012 approaches.

        Innovative Growth Initiatives in Food and Beverage.    We believe our theatre circuit is better positioned than our peer competitors' to generate additional revenue from broader and more diverse food and beverage offerings, in part due to our markets' larger, more diverse and more affluent customer base and our management's extensive experience in guest services, specifically within the food and beverage industry. Our annual food and beverage sales exceed the domestic food service sales generated from 18 of the top 75 ranked restaurant chains in the United States, while representing only approximately 27% of our total revenue. To capitalize on this opportunity, we have introduced proprietary food and beverage offerings in 148 theatres as of September 29, 2011, and we intend to deploy these offerings across our theatre circuit based on the needs and specific circumstances of each theatre. Our wide range of food and beverage offerings feature expanded menus, enhanced concession formats and unique dine-in theatre options, which we believe appeals to a larger cross section of potential customers. For example, in fiscal 2009 we converted a small, six-screen theatre in Atlanta, Georgia to a dine-in theatre facility with full kitchen facilities, seat side services and with a separate bar and lounge area. From fiscal 2008 to fiscal 2011, this theatre's attendance increased over 60%, revenues more than doubled, and operating cash flow and margins increased significantly. We plan to continue to invest in one or more enhanced food and beverage offerings across 125 to 150 theatres over the next three years.

        As of September 29, 2011, our food and beverage initiatives include:

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  Dine-in theatre concepts at 9 locations, which feature full kitchen facilities, seat-side servers and a separate bar and lounge area;

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  Concession Stand of the Future ("The Marketplace") at 4 locations, featuring self serve and premium concession items and specialty drinks;

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  Concession Freshen at 14 locations, which provides a guest friendly grab and go experience and creates visual interest and space for more products;

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  Better For You Merchandisers at 13 locations, addressing currently unmet guest needs by providing healthy choice concession items; and

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  Made To Order Hot Foods at 135 locations, including menu choices such as curly fries, chicken tenders and mozzarella sticks.

        Strong Cash Flow Generation.    We believe that our major market focus and highly productive theatre circuit have enabled us to generate significant cash flow provided by operating activities. For the 52 weeks ended September 29, 2011, on a pro forma basis (including giving effect to the redemption of our Discount Notes due 2014), our net cash provided by operating activities totaled $181.2 million. For the fiscal year ended March 31, 2011, on a pro forma basis, our net cash provided by operating activities totaled $88.6 million. This strong cash flow will enable us to continue our deployment of premium formats and services and to finance planned capital expenditures without relying on the capital markets for funding. In addition, in future years, we expect to continue to generate cash flow sufficient to allow us to grow our revenues, maintain our facilities, service our indebtedness and make dividend payments to our stockholders.

        Management Team Uniquely Positioned to Execute.    Our management team has a unique combination of industry experiences and skill-sets, equipping them to effectively execute our strategies. Our CEO's broad experience in a number of consumer packaged goods and entertainment-related businesses expands our growth perspectives beyond traditional theatrical exhibition and has increased our focus on providing more value to our guests. Recent additions, including a Chief Marketing Officer, heads of Food and Beverage, Programming and Development/Real Estate and a Senior Vice President for Strategy and Strategic Partnerships, augment our deep bench of industry experience. The expanded breadth of our management team complements the established team that is focused on for operational excellence, innovation and successful industry consolidation.

Our Strategy

        Our strategy is to leverage our modern theatre circuit and major market position to lead the industry in consumer-focused innovation and financial operating metrics. The use of emerging premium formats and our focus on the guest experience give us a unique opportunity to leverage our theatre circuit and major market position across our platform. Our primary goal is to maintain our company's and the industry's social relevance and to offer consumers distinctive, affordable and compelling out-of-home entertainment alternatives that capture a greater share of their personal time and spend. We have a two-pronged strategy to accomplish this goal: first, drive consumer-related growth and second, focus on operational excellence.

        Drive Consumer-Related Growth

        Capitalize on Premium Formats.    Technical innovation has allowed us to enhance the consumer experience through premium formats such as IMAX and 3D. Our customers are willing to pay a premium price for this differentiated entertainment experience. When combined with our major markets' customer base, the operating flexibility of digital technology will enhance our capacity utilization and dynamic pricing capabilities. This will enable us to achieve higher ticket prices for premium formats, and provide incremental revenue from the exhibition of alternative content such as live concerts, sporting events, Broadway shows, opera and other non-traditional programming. We have already seen success from the Metropolitan Opera, with respect to which, during fiscal 2011, we programmed 37 performances in over 100 theatres and charged an average ticket price of $18. Within each of our major markets, we are able to charge a premium for these services relative to our smaller markets. We will continue to broaden our content offerings through the installation of additional IMAX, ETX and RealD systems and the presentation of attractive alternative content. For example:

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  We have the leading market share of IMAX 3D-enabled digital projection systems. We expect to increase our IMAX screen count to 127 by the end of fiscal year 2012. These IMAX projection systems are slated to be installed in many of our top performing locations in major U.S. markets, each of our local IMAX installations is protected by geographic exclusivity. Available IMAX titles announced for calendar year 2011 are 20 as compared with 14 titles in calendar year 2010.

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  As of September 29, 2011, we had installed 3,189 digital projectors in our existing theatre base, representing a 63% digital penetration in our theatre circuit. We intend to continue our rapid deployment of digital projectors through our arrangements with DCIP and expect to have installed over 3,700 digital projectors by the end of fiscal year 2012. We lease our digital projection systems from DCIP and therefore do not bear the majority of the cost of the digital projector rollout. Operating a digital theatre circuit provides numerous benefits, which include forming the foundation for 3D formats and alternative programming, allowing for more efficient film operations, lowering costs and enabling a better, more versatile advertising platform.

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  To complement our deployment of digital technology, in 2006 we partnered with RealD to install their 3D enabled systems in our theatres. As of September 29, 2011, we had 2,189 RealD, 118 IMAX and 15 ETX 3D-enabled systems. During the past year, 3D films have generated approximately 30% greater admissions revenues than the standard 2D versions of the same film at an additional $1 to $5 per ticket. Available 3D titles for calendar year 2011 are 50 as compared with 26 titles in calendar year 2010.

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  During fiscal 2010, we introduced our proprietary large-screen digital format, ETX, and as of September 29, 2011 we operated at 15 locations. ETX features wall-to-wall screens that are 20% larger than traditional screens, a custom sound system that is three times more powerful than a traditional auditorium, and 3D-enabled digital projection with twice the clarity of high definition. We charge a premium price for the ETX experience, which, in combination with higher attendance levels, produces average weekly box office per print that is 140% more than standard 2D versions of the same movie. We plan to have 17 ETX large screen formats by the end of fiscal year 2012.

        Broaden and Enhance Food and Beverage Offerings.    To address consumer trends, we are expanding our menu of premium food and beverage products to include made-to-order meals, customized coffee, healthy snacks, alcohol and other gourmet products. We plan to invest across a spectrum of enhanced food and beverage formats, from simple, less capital-intensive concession design improvements to the development of new dine-in theatre options. We have successfully implemented our dine-in theatre offerings to rejuvenate theatres approaching the end of their useful lives as traditional movie theatres and, in some of our larger theatres to more efficiently leverage their additional capacity. The costs of these conversions in some cases are partially covered by investments from the theatre landlord. We plan to continue to invest in one or more enhanced food and beverage offerings across 125 to 150 theatres over the next three years.

        Maximize Guest Engagement and Loyalty.    In addition to differentiating the AMC Entertainment movie-going experience by deploying new sight and sound formats, as well as food and beverage offerings, we are also focused on creating differentiation through guest marketing. We are already the most recognized theatre exhibition brand, with almost 60% brand awareness in the United States. We are actively marketing our own "AMC experience" message to our customers, focusing on every aspect of a customer's engagement with AMC, from the moment a guest visits our website or purchases a ticket to the moment a guest leaves our theatre. We have also refocused our marketing to drive active engagement with our customers through a redesigned website, Facebook, Twitter and push email campaigns. As of November 15, 2011, we had over 2 million "likes" on Facebook, and we engaged directly with our guests via close to 32 million emails in fiscal 2011. We have launched our new fee-based guest frequency program, AMC Stubs, in late March 2011. This new program replaces Moviewatcher Rewards, which ended the fiscal 2011 with 1.5 million active members, many of which are converting over to AMC Stubs. As of November 15, 2011, we had over 2 million AMC Stubs members. Additional marketing initiatives include:

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  The ongoing continous improvement of amctheatres.com, our upgraded Interactive Voice Response ("IVR") system and expansion of our use of social medial channels to supplant traditional communication via newspapers with contemporary engagement platforms that offer comprehensive theatre, show time and movie-related information. Additional means of consumer engagement are being expanded to include email, social networking, and Short Message Service ("SMS") messaging.

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  The addition of music, sports and other special events to transform our buildings into full-fledged entertainment venues. This growing complement to traditional content has grown to 80 events in fiscal 2011, including the very popular Metropolitan Opera series.

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  Targeting film content to the ethnic/lifestyles within individual theatre trade areas, which enables us to drive incremental traffic and create greater guest engagement. Our circuit-within-a-circuit initiative includes a number of guest profiles, including independent films, Latino, Bollywood, Asian/Korean and Urban.

        Focus on Operational Excellence

        Disciplined Approach to Theatre Portfolio Management.    We evaluate the potential for new theatres and, where appropriate, replace underperforming theatres with newer, more modern theatres that offer amenities consistent with our portfolio. We also intend to selectively pursue acquisitions where the characteristics of the location, overall market and facilities further enhance the quality of our theatre portfolio. We presently have no current plans, proposals or understandings regarding any such acquisitions. Historically, we have demonstrated a successful track record of integrating acquisitions such as Loews, General Cinema and Kerasotes. For example, our January 2006 acquisition of Loews combined two leading theatrical exhibition companies, each with a long history of operating in the industry, thereby increasing the number of screens we operated by 47%.

        Continue to Achieve Operating Efficiencies.    We believe that the size of our theatre circuit, our major market concentration and the breadth of our operations will allow us to continue to achieve economies of scale and further improve operating margins. Our operating strategies are focused on the following areas:

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  Leveraging our scale to lower our cost of doing business without sacrificing quality or the important elements of guest satisfaction. We have cost savings initiatives for procurement and other functions that allow for vendor consolidation, more targeted marketing and promotional efforts, energy management, and other programs that are expected to provide annual cost savings following September 29, 2011 of approximately $12.1 million.

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  Lowering occupancy costs in many of our facilities by renegotiating rental agreements with landlords, strictly enforcing co-tenancy provisions and effective auditing of common area billings. During fiscal 2009 through 2012 we renewed or renegotiated rental agreements at 87 locations. Approximately 79% of these locations were renewals. During this four year period, for these 87 locations we have reduced the aggregate annual rental amounts from the original terms by 22%, or approximately $16 million in total savings.

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  Maintaining our theatres to reduce deferred maintenance costs and lower future capital requirements that might otherwise be required to maintain our facilities in first class operating condition.

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  Creating and monetizing financial value from our strategic alliances and partnerships, such as NCM, DCIP, RealD and Open Road Films.

Film Licensing

        We predominantly license "first-run" motion pictures from distributors owned by major film production companies and from independent distributors. We license films on a film-by-film and theatre-by-theatre basis. We obtain these licenses based on several factors, including number of seats and screens available for a particular picture, revenue potential and the location and condition of our theatres. We pay rental fees on a negotiated basis.

        During the period from 1990 to 2010, the annual number of first-run motion pictures released by distributors in the United States ranged from a low of 370 in 1995 to a high of 634 in 2008, according to the Motion Picture Association 2010 Theatrical Market Statistics.

        North American film distributors typically establish geographic film licensing zones and generally allocate available film to one theatre within each zone. Film zones generally encompass a radius of three to five miles in metropolitan and suburban markets, depending primarily upon population density. In film zones where we are the sole exhibitor, we obtain film licenses by selecting a film from among those offered and negotiating directly with the distributor. As of March 31, 2011, approximately 91% of our screens in the United States and Canada were located in film licensing zones where we are the sole exhibitor.

        Our licenses typically state that rental fees are based on either aggregate terms established prior to the opening of the picture or on a mutually agreed settlement upon the conclusion of the picture run. Under an aggregate terms formula, we pay the distributor a specified percentage of box office receipts or pay based on a scale of percentages tied to different amounts of box office gross. The settlement process allows for negotiation based upon how a film actually performs.

        There are several distributors which provide a substantial portion of quality first-run motion pictures to the exhibition industry. These include Paramount Pictures, Twentieth Century Fox, Warner Bros. Distribution, Buena Vista Pictures (Disney), Sony Pictures Releasing, and Universal Pictures. Films licensed from these distributors accounted for approximately 81% of our U.S. and Canadian admissions revenues during fiscal 2011. Our revenues attributable to individual distributors may vary significantly from year to year depending upon the commercial success of each distributor's motion pictures in any given year. In fiscal 2011, no single distributor accounted for more than 20% of our box office admissions.

Concessions

        Concessions sales are our second largest source of revenue after box office admissions. Concessions items include popcorn, soft drinks, candy, hot dogs, premium concession items, specialty drinks, healthy choice items and made to order hot foods including menu choices such as curly fries, chicken tenders and mozzarella sticks. Different varieties of concession items are offered at our theatres based on preferences in that particular geographic region. As of September 29, 2011, we have implemented dine-in theatre concepts at 9 locations, which feature full kitchen facilities, seat-side servers and a separate bar and lounge area.

        Our strategy emphasizes prominent and appealing concessions counters designed for rapid service and efficiency, including a guest friendly grab and go experience. We design our megaplex theatres to have more concessions capacity to make it easier to serve larger numbers of customers. Strategic placement of large concessions stands within theatres increases their visibility, aids in reducing the length of lines, allows flexibility to introduce new concepts and improves traffic flow around the concessions stands.

        We negotiate prices for our concessions products and supplies directly with concessions vendors on a national or regional basis to obtain high volume discounts or bulk rates and marketing incentives.

        Our entertainment and dining experience at certain theatres features casual and premium upscale dine-in theatre options as well as bar and lounge areas.

Properties

        The following table sets forth the general character and ownership classification of our theatre circuit, excluding unconsolidated joint ventures and managed theatres, as of September 29, 2011:

Property Holding Classification	Theatres	Screens
Owned	20	176
Leased pursuant to ground leases	6	73
Leased pursuant to building leases	317	4,738

Total	343	4,987

        Our theatre leases generally have initial terms ranging from 15 to 20 years, with options to extend the leases for up to 20 additional years. The leases typically require escalating minimum annual rent payments and additional rent payments based on a percentage of the leased theatre's revenue above a base amount and require us to pay for property taxes, maintenance, insurance and certain other property-related expenses. In some instances, our escalating minimum annual rent payments are contingent upon increases in the consumer price index. In some cases, our rights as tenant are subject and subordinate to the mortgage loans of lenders to our lessors, so that if a mortgage were to be foreclosed, we could lose our lease. Historically, this has never occurred.

        We lease our corporate headquarters in Kansas City, Missouri.

        Currently, the majority of the concessions, 35 mm projectors, seating and other equipment required for each of our theatres are owned. The majority of our digital projection equipment is leased from DCIP.

Employees

        As of September 29, 2011, we employed approximately 900 full-time and 17,400 part-time employees. Approximately 49% of our U.S. theatre associates were paid the minimum wage.

        Fewer than 2% of our U.S. employees, consisting primarily of motion picture projectionists, are represented by a union, the International Alliance of Theatrical Stagehand Employees and Motion Picture Machine Operators (and affiliated local unions). We believe that our relationship with this union is satisfactory. We consider our employee relations to be good.

Theatrical Exhibition Industry and Competition

        Theatrical exhibition is the primary initial distribution channel for new motion picture releases, and we believe that the theatrical success of a motion picture is often the most important factor in establishing the film's value in the other parts of the product life cycle (DVD, cable television and other ancillary markets).

        Theatrical exhibition has demonstrated long-term steady growth. U.S. and Canadian box office revenues increased from $5.0 billion in 1989 to $10.6 billion in 2010, driven by increases in both ticket prices and attendance. In calendar 2010, industry box office revenues for the United States and Canada were $10.6 billion, essentially unchanged from 2009.

        The following table represents information about the exhibition industry obtained from the National Association of Theatre Owners ("NATO") and Rentrak.

Calendar Year	Box Office Revenues (in millions)	Attendance (in millions)	Average Ticket Price	Number of Theatres	Indoor Screens	Screens Per Theatre
2010	$10,580	1,339	$7.90	5,773	38,892	6.7
2009	10,600	1,414	7.50	5,561	38,605	6.9
2008	9,634	1,341	7.18	5,403	38,934	7.2
2007	9,632	1,400	6.88	5,545	38,159	6.9
2006	9,170	1,401	6.55	5,543	37,776	6.8
2005	8,820	1,376	6.41	5,713	37,092	6.5

        There are approximately 949 companies competing in the North American theatrical exhibition industry, approximately 549 of which operate four or more screens. Industry participants vary substantially in size, from small independent operators to large international chains. Based on information obtained from Rentrak, we believe that the four largest exhibitors (in terms of box office revenue) generated approximately 59% of the box office revenues in 2010. This statistic is up from 33% in 2000 and is evidence that the theatrical exhibition business in the United States and Canada has been consolidating. According to NATO, average screens per theatre have increased from 6.5 in 2005 to 6.7 in 2010, which we believe is indicative of the industry's development of megaplex theatres.

        Our theatres are subject to varying degrees of competition in the geographic areas in which they operate. Competition is often intense with respect to attracting patrons, licensing motion pictures and finding new theatre sites. Where real estate is readily available, there are few barriers preventing another company from opening a theatre near one of our theatres, which may adversely affect operations at our theatre. However, in certain of our densely populated major metropolitan markets, we believe a scarcity of attractive retail real estate opportunities enhances the strategic value of our existing theatres. We also believe the complexity inherent in operating in these major metropolitan markets is a deterrent to other less sophisticated competitors, protecting our market share position.

        The theatrical exhibition industry faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks and sporting events, and from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems, as well as from all other forms of entertainment.

        Movie-going is a compelling consumer out-of-home entertainment experience. Movie theatres currently garner a relatively small share of consumer entertainment time and spend, leaving significant room for expansion and growth in the United States. In addition, our industry benefits from available capacity to satisfy additional consumer demand without capital investment.

        As major studio releases have declined in recent years, we believe companies like Open Road Films could fill an important gap that exists in the market today for consumers, movie producers and theatrical exhibitors by providing a broader availability of movies to consumers. Theatrical exhibitors are uniquely positioned to not only support, but also benefit from new distribution companies and content providers. We believe the theatrical exhibition industry will continue to be attractive for a number of key reasons, including:

        A Highly Popular and Affordable Out-of-Home Entertainment Experience.    Going to the movies has been one of the most popular and affordable out-of-home entertainment options for decades. The estimated average price of a movie ticket was $7.90 in calendar 2010, considerably less than other out-of-home entertainment alternatives such as concerts and sporting events. In calendar 2010, attendance at indoor movie theatres in the United States and Canada was 1.3 billion. This contrasts to the 111 million combined annual attendance generated by professional baseball, basketball and football over the same period.

        Adoption of Digital Technology.    The theatrical exhibition industry is well underway in its overall conversion from film-based to digital projection technology. This digital conversion will position the industry with lower distribution and exhibition expenses, efficient delivery of alternative content and niche programming, and premium experiences for consumers. Digital projection also results in a premium visual experience for patrons, and digital content gives the theatre operator greater flexibility in programming. The industry will benefit from the conversion to digital delivery, alternative content, 3D formats and dynamic pricing models. As theatre exhibitors have adopted digital technology, the theatre circuits have shown enhanced productivity, profitability and efficiency. Digital technology has increased attendance and average ticket prices. Digital technology also facilitates live and pre-recorded networked and single-site meetings and corporate events in movie theatres and will allow for the distribution of live and pre-recorded entertainment content and the sale of associated sponsorships.

        Long History of Steady Growth.    The theatrical exhibition industry has produced steady growth in revenues over the past several decades. In recent years, net new build activity has slowed, and screen count has rationalized and is expected to decline in the near term before stabilizing, thereby increasing revenue per screen for existing theatres. The combination of the popularity of movie-going, its steady long-term growth characteristics and consolidation and the industry's relative maturity makes theatrical exhibition a high cash flow generating business today. Box office revenues in the United States and Canada have increased from $5.0 billion in 1989 to $10.6 billion in 2010, driven by increases in both ticket prices and attendance across multiple economic cycles. The industry has also demonstrated its resilience to economic downturns; during four of the last six recessions, attendance and box office revenues grew an average of 8.1% and 12.3%, respectively.

        Importance to Content Providers.    We believe that the theatrical success of a motion picture is often the key determinant in establishing the film's value in the other parts of the product life cycle, such as DVD, cable television, merchandising and other ancillary markets. For each $1.00 of theatrical box office receipts, an average of $1.33 of additional revenue is generated in the remainder of a film's product life cycle. As a result, we believe motion picture studios will continue to work cooperatively with theatrical exhibitors to ensure the continued importance of the theatrical window.

Regulatory Environment

        The distribution of motion pictures is, in large part, regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The consent decrees resulting from one of those cases, to which we were not a party, have a material impact on the industry and us. Those consent decrees bind certain major motion picture distributors and require the motion pictures of such distributors to be offered and licensed to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis.

        Our theatres must comply with Title III of the Americans with Disabilities Act, or ADA. Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, and awards of damages to private litigants or additional capital expenditures to remedy such noncompliance. Although we believe that our theatres are in substantial compliance with the ADA, in January 1999 the Civil Rights Division of the Department of Justice, or the Department, filed suit against us alleging that certain of our theatres with stadium-style seating violate the ADA. In separate rulings in 2002 and 2003, the Court ruled against us in the "line of sight" and the "non-line of sight" aspects of this case. In 2003, the Court entered a consent order and final judgment about the non-line of sight aspects of this case. On December 5, 2008, the Ninth Circuit Court of Appeals reversed the trial court as to the appropriate remedy and remanded the case back to the trial court for findings consistent with its decision. The Company and the Department have reached a settlement regarding the extent of betterments related to the remaining remedies required for line-of-sight violations which the parties believe are consistent with the Ninth Circuit's decision. The trial court approved the settlement on November 29, 2010. The remaining unpaid costs of these betterments are not expected to have a material adverse impact to our financial condition, results of operations or cash flow.

        As an employer covered by the ADA, we must make reasonable accommodations to the limitations of employees and qualified applicants with disabilities, provided that such reasonable accommodations do not pose an undue hardship on the operation of our business. In addition, many of our employees are covered by various government employment regulations, including minimum wage, overtime and working conditions regulations.

        Our operations also are subject to federal, state and local laws regulating such matters as construction, renovation and operation of theatres as well as wages and working conditions, citizenship, health and sanitation requirements and licensing. We believe our theatres are in material compliance with such requirements.

        We also own and operate theatres and other properties which may be subject to federal, state and local laws and regulations relating to environmental protection. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons for the costs of investigation or remediation of contamination, regardless of fault or the legality of original disposal. We believe our theatres are in material compliance with such requirements.

Seasonality

        Our revenues are dependent upon the timing of motion picture releases by distributors. The most marketable motion pictures are usually released during the summer and the year-end holiday seasons. Therefore, our business is highly seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons. Our results of operations may vary significantly from quarter to quarter.

Legal Proceedings

        In the normal course of business, we are party to various legal actions. Except as described below, management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

        United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc. (No. 99 01034 FMC (SHx), filed in the U.S. District Court for the Central District of California). On January 29, 1999, the Department filed suit alleging that our stadium-style theatres violated the ADA and related regulations. The Department alleged that we had failed to provide persons in wheelchairs seating arrangements with lines-of-sight comparable to the general public. The Department alleged various non-line-of-sight violations as well.

        As to line-of-sight matters, the trial court entered summary judgment in favor of the Department as to both liability and as to the appropriate remedy. On December 5, 2008, the Ninth Circuit Court of

Appeals reversed the trial court as to the appropriate remedy and remanded the case back to the trial court for findings consistent with its decision. We reached a settlement with the Department regarding the extent of betterments and remedies required for line-of-sight violations which the parties believe are consistent with the Ninth Circuit's decision. The trial court approved the settlement on November 29, 2010. As to the non-line-of-sight aspects of the case, on January 21, 2003, the trial court entered summary judgment in favor of the Department on matters such as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. On December 5, 2003, the trial court entered a consent order and final judgment on non-line-of-sight issues under which we agreed to remedy certain violations at our stadium-style theatres and at certain theatres we may open in the future. Currently we estimate that remaining betterments are required at approximately 33 stadium-style theatres. The remaining unpaid costs of these betterments are not expected to have a material adverse impact to our financial condition, results of operations or cash flows.

        Michael Bateman v. American Multi-Cinema, Inc. (No. CV07-00171). In January 2007, a class action complaint was filed against American Multi-Cinema, Inc. in the Central District of the United States District Court of California (the "District Court") alleging violations of the Fair and Accurate Credit Transactions Act ("FACTA"). FACTA provides in part that neither expiration dates nor more than the last five numbers of a credit or debit card may be printed on receipts given to customers. FACTA imposes significant penalties upon violators where the violation is deemed to have been willful. Otherwise damages are limited to actual losses incurred by the card holder. On October 11, 2011, the District Court granted final approval of the class action settlement. The settlement did not have a material adverse impact on our financial condition, results of operations or cash flows.

        On May 14, 2009, Harout Jarchafjian filed a similar lawsuit alleging that we willfully violated FACTA and seeking statutory damages, but without alleging any actual injury (Jarchafjian v. American Multi-Cinema, Inc. (C.D. Cal. Case No. CV09-03434). The District Court granted final approval of the class action settlement on October 3, 2011. The settlement did not have a material adverse impact on our financial condition, results of operations or cash flows.

MANAGEMENT

        Our business and affairs are managed by our board of directors currently consisting of nine members. Gerardo I. Lopez, our Chief Executive Officer, is a director of Parent. Aaron J. Stone is our Chairman of the Board and a non-employee director. The role of Chairman of the Board is held by Mr. Stone to represent the interest of stockholders.

        The following table sets forth certain information regarding our directors, executive officers and key employees as of December 1, 2011:

Name	Age	Position(s) Held
Aaron J. Stone	38	Chairman of the Board, Director (Parent and AMCE)
Gerardo I. Lopez	52	Chief Executive Officer, President and Director (Parent, AMCE and American Multi-Cinema, Inc.)
Dana B. Ardi	63	Director (Parent and AMCE)
Stephen P. Murray	49	Director (Parent and AMCE)
Lee Solomon	39	Director (Parent and AMCE)
Philip H. Loughlin	44	Director (Parent and AMCE)
Eliot P. S. Merrill	41	Director (Parent and AMCE)
Brion B. Applegate	57	Director (Parent and AMCE)
Craig R. Ramsey	60	Executive Vice President and Chief Financial Officer (Parent, AMCE and American Multi-Cinema, Inc.); Director (American Multi-Cinema, Inc.)
John D. McDonald	54	Executive Vice President, U.S. Operations (Parent, AMCE and American Multi-Cinema, Inc.); Director (American Multi-Cinema, Inc.)
Mark A. McDonald	53	Executive Vice President, Global Development (Parent, AMCE and American Multi-Cinema, Inc.)
Stephen A. Colanero	45	Executive Vice President and Chief Marketing Officer (Parent, AMCE and American Multi-Cinema, Inc.)
Robert J. Lenihan	57	President, Programming (Parent, AMCE and American Multi-Cinema, Inc.)
Samuel D. Gourley	60	President, AMC Film Programming (Parent, AMCE and American Multi-Cinema, Inc.)
Kevin M. Connor	49	Senior Vice President, General Counsel and Secretary (Parent, AMCE and American Multi-Cinema, Inc.)
Michael W. Zwonitzer	47	Senior Vice President Finance (Parent, AMCE and American Multi-Cinema, Inc.)
Chris A. Cox	45	Senior Vice President and Chief Accounting Officer (Parent, AMCE and American Multi-Cinema, Inc.)
Terry W. Crawford	54	Senior Vice President and Treasurer (Parent, AMCE and American Multi-Cinema, Inc.)
George Patterson	58	Senior Vice President, Food and Beverage (American Multi-Cinema, Inc.)
Elizabeth Frank	42	Senior Vice President, Strategy and Strategic Partnerships (AMCE)

        All our current executive officers hold their offices at the pleasure of our board of directors, subject to rights under their respective employment agreements in some cases. There are no family relationships between or among any directors and executive officers, except that Messrs. John D. McDonald and Mark A. McDonald are brothers.

        Mr. Aaron J. Stone has served as Chairman of the Board of Parent and AMCE since February 2009. Mr. Stone has served as a Director of Parent since June 2007, and has served as a Director of AMCE since December 2004. Mr. Stone is a Senior Partner of Apollo Management, L.P., where he has been employed since 1997 and which, together with its affiliates, acts as manager of Apollo and related private securities investment funds. Mr. Stone also serves on the boards of directors of Connections Academy, LLC, Hughes Communications, Inc., Hughes Network Systems, LLC, Hughes Telematics, Inc., and Parallel Petroleum. Mr. Stone currently serves on the compensation committee of Hughes Communications, Inc. and the audit committee of Hughes Network Systems, LLC. Mr. Stone has also served on the boards of directors of Educate Inc.; Intelstat, Ltd.; and Skyterra Communications Inc., among others. Mr. Stone served on the audit committees of Educate Inc. and Intelstat, Ltd. Prior to joining Apollo, Mr. Stone was a member of the Mergers and Acquisition Group at Smith Barney, Inc. Mr. Stone graduated cum laude with an A.B. degree from Harvard College. Mr. Stone has over 15 years of experience in analyzing and investing in public and private companies and led the diligence of Apollo's investment in AMC, and he provides our board with insight into strategic and financial matters of interest to AMC's management and shareholders.

        Mr. Gerardo I. Lopez has served as Chief Executive Officer, President and a Director of Parent and AMCE since March 2009. Prior to joining the Company, Mr. Lopez served as Executive Vice President of Starbucks Coffee Company and President of its Global Consumer Products, Seattle's Best Coffee and Foodservice divisions from September 2004 to March 2009. Prior thereto, Mr. Lopez served as President of the Handleman Entertainment Resources division of Handleman Company from November 2001 to September 2004. Mr. Lopez also serves on the boards of directors of SilkRoute Global, NCM LLC, DCIP and Midland Partners, LLC. Mr. Lopez holds a B.S. degree in Marketing from George Washington University and a M.B.A. in Finance from Harvard Business School. Mr. Lopez has over 24 years of experience in marketing, sales and operations and management in public and private companies. His prior experience includes management of multi-billion-dollar operations and groups of over 2,500 associates.

        Dr. Dana B. Ardi has served as a Director of Parent and AMCE since April 2009. Dr. Ardi serves as Managing Director and Founder of Corporate Anthropology Advisors LLC, a human capital advisory firm that provides consulting and restructuring services to companies across diverse industry sectors. Prior to founding Corporate Anthropology Advisors LLC in 2009, Dr. Ardi served as a Managing Director at CCMP Capital Advisors, LLC from August 2006 through January 2009, as a Partner at J.P. Morgan Partners, LLC from June 2001 to July 2006, as a Partner at Flatiron Partners, LLC from 1999 to June 2001, as Co-chair of the Global Communications, Entertainment and Technology practice of TMP Worldwide from 1995 to 1999 and prior thereto, Dr. Ardi served as Senior Vice President of New Media at R.R. Donnelley & Sons Company. Dr. Ardi also serves on the board of directors of New Yorkers for Parks and the board of trustees of Chancellor University's Jack Welch Management Institute. Dr. Ardi provides our board of directors with insight and perspective on organizational design, succession planning, leadership training, executive search and tactical human resources matters. Dr. Ardi holds a B.S. degree from the State University of New York at Buffalo and M.S. and Ph.D. degrees in Education from Boston College.

        Mr. Stephen P. Murray has served as a Director of Parent since June 2007, and has served as a Director of AMCE since December 2004. Since March 2007 Mr. Murray has served as President and Chief Executive Officer of CCMP Capital Advisors, LLC, a private equity firm formed in August 2006 by the former buyout and growth equity investment team of J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co. From August 2006 to March 2007, Mr. Murray served as President and Chief Operating Officer of CCMP Capital Advisors, LLC. From 1989 through July 2006, Mr. Murray was employed by J.P. Morgan Partners and its predecessor entities, and became a Partner in 1994. Prior to joining J.P. Morgan Partners, LLC in 1989, Mr. Murray served as a Vice President with the Middle-Market Lending Division of Manufacturers Hanover. Mr. Murray focuses on investments in Consumer, Retail and Services, and Healthcare Infrastructure. Mr. Murray also serves on the boards of directors of ARAMARK Holdings Corporation, Infogroup, Inc., Medpace, Inc., Generac Power Systems, Hanley Wood, Crestcom, Jetro Holdings, Inc., LHP Hospital Group, Octagon Credit Investors, Strongwood Insurance and Warner Chilcott. Mr. Murray holds a B.A. degree from Boston College and a M.B.A. from Columbia Business School. Mr. Murray has over 20 years of experience as a private equity investment professional and provides our board with insight and perspective on general investment and financial matters.

        Mr. Lee Solomon has served as a Director of Parent since November 2011. Mr. Solomon is a Senior Advisor of Apollo Management, L.P., where he has been employed since 2009 and which, together with its affiliates, acts as manager of Apollo and related private securities investment funds. Mr. Solomon previously served as Chief Operating Officer of The Weinstein Company, LLC from 2008 to 2009 and prior to that time was a Principal of Grosvenor Park Media from 2005 to 2008. Mr. Solomon holds an MBA from the Stern School of Business at New York University with an emphasis in finance, and a BA in Economics and Political Science from the University of Rochester. Mr. Solomon has over 18 years of industry specific experience and provides our board of directors with insight and perspective on the industry, new distribution platforms, strategic partnerships and growth opportunities.

        Mr. Philip H. Loughlin has served as a Director of Parent and AMCE since January 2009. Mr. Loughlin joined Bain Capital in 1996 and has been a Managing Director since 2003. Prior to joining Bain Capital, Mr. Loughlin was a Consultant at Bain & Company, and also served in operating roles at Eagle Snacks, Inc. and Norton Company. Mr. Loughlin also serves on the boards of directors of OSI Restaurant Partners, Inc., Ariel Holdings, Ltd., Applied Systems, Inc. and the Ship (World Pay) Luxco. Mr. Loughlin serves on the audit committee of OSI Restaurant Partners. Mr. Loughlin previously served on the boards of directors of Burger King Corporation, Loews Cineplex Entertainment, Brenntag A.G., Professional Services Industries, Inc. and Cinemex and on the audit committees of Burger King Corporation and Loews Cineplex Entertainment. Mr. Loughlin received a M.B.A. from Harvard Business School where he was a Baker Scholar and graduated cum laude with an A.B. degree from Dartmouth College. Mr. Loughlin has 14 years of experience as a private equity investor, participated in the evaluation of Bain Capital's original investment in Loews and has significant experience in serving on boards of directors.

        Mr. Eliot P. S. Merrill has served as a Director of Parent and AMCE since January 2008. Mr. Merrill is a Managing Director of The Carlyle Group focusing on buyout opportunities in the media and telecommunications sectors. Prior to joining Carlyle in 2001, Mr. Merrill was a Principal at Freeman Spogli & Co., a buyout fund with offices in New York and Los Angeles. From 1995 to 1997, Mr. Merrill worked at Dillon Read & Co. Inc. Prior thereto, Mr. Merrill worked at Doyle Sailmakers, Inc. Mr. Merrill also serves as a director of The Nielsen Company B.V. Mr. Merrill holds an A.B. degree from Harvard College. Mr. Merrill has over 13 years of experience in the private equity industry and has focused on the analysis, assessment and capitalization of new acquisitions and existing portfolio companies. Prior to the Loews Mergers, Mr. Merrill served on the audit committee of Loews Cineplex Entertainment Corporation.

        Mr. Brion B. Applegate has served as a Director of Parent and AMCE since June 2011. Mr. Applegate founded and now serves as Senior Managing Director of Spectrum Equity Investors ("Spectrum"), an investment firm that focuses on growth stage businesses with offices in Boston, MA and Menlo Park, CA. He began his career in private equity in 1979 with TA Associates. His investment activities at Spectrum have focused upon entertainment, information, and communications companies. Mr. Applegate's current board service includes QTC Management, Inc., Bug Music, Inc. and Arrowhead General Insurance Agency, Inc. Within the last five years he has been a director of Apprise Media, LLC, Canon Communications, CBD Media, LLC, Local Insight Media, LP, Nassau Broadcasting Partners, LP, Eureka Networks, and Totality Corporation. Mr. Applegate also serves as a

Trustee of Colgate University. Mr. Applegate holds a B.A. degree from Colgate University and an M.B.A. from Harvard Business School.

        Mr. Craig R. Ramsey has served as Executive Vice President and Chief Financial Officer of Parent since June 2007. Mr. Ramsey has served as Executive Vice President and Chief Financial Officer of AMCE and American Multi-Cinema, Inc. since April 2003. Previously, Mr. Ramsey served as Executive Vice President, Chief Financial Officer and Secretary of AMCE and American Multi-Cinema, Inc. since April 2002. Mr. Ramsey served as Senior Vice President, Finance, Chief Financial Officer and Chief Accounting Officer, of AMCE and American Multi-Cinema, Inc. from August 1998 until May 2002. Mr. Ramsey has served as a Director of American Multi-Cinema, Inc. since September 1999. Mr. Ramsey was elected Chief Accounting Officer of AMCE and American Multi-Cinema, Inc. in February 2000. Mr. Ramsey served as Vice President, Finance from January 1997 to October 1999 and prior thereto, Mr. Ramsey served as Director of Information Systems and Director of Financial Reporting since joining American Multi-Cinema, Inc. in February 1995. Mr. Ramsey currently serves as a member of the board of directors of Movietickets.com and has previously served on the board of directors of Bank Midwest. Mr. Ramsey holds a B.S. degree in Accounting and Business Administration from the University of Kansas.

        Mr. John D. McDonald has served as Executive Vice President, U.S. Operations of Parent and AMCE since July 2009. Mr. McDonald has served as Director of American Multi-Cinema, Inc. since November 2007 and has served as Executive Vice President, U.S. Operations of American Multi-Cinema, Inc. since July 2009. Prior to July 2009, Mr. McDonald served as Executive Vice President, U.S. and Canada Operations of American Multi-Cinema, Inc. effective October 1998. Mr. McDonald served as Senior Vice President, Corporate Operations from November 1995 to October 1998. Mr. McDonald is a member of the National Association of Theatre Owners Advisory board of directors. Mr. McDonald has successfully managed the integration for the Gulf States, General Cinema, and Loews mergers and acquisitions. Mr. McDonald attended California State Polytechnic University where he studied economics and history.

        Mr. Mark A. McDonald has served as Executive Vice President, Global Development since July 2009 of Parent and AMCE. Prior thereto, Mr. McDonald served as Executive Vice President, International Operations of Parent, Holdings and AMCE from October 2008 to July 2009. Mr. McDonald has served as Executive Vice President, International Operations of American Multi-Cinema, Inc., and AMC Entertainment International, Inc. ("AMCEI"), a subsidiary of American Multi-Cinema, Inc., since March 2007 and December 1998, respectively. Prior thereto, Mr. McDonald served as Senior Vice President, Asia Operations from November 1995 until his appointment as Executive Vice President, International Operations and Film in December 1998. Mr. McDonald served on the board of directors of AMCEI from March 2007 to May 2010. Mr. McDonald holds a B.A. degree from the University of Southern California and a M.B.A. from the Anderson School at University of California Los Angeles.

        Mr. Stephen A. Colanero has served as Executive Vice President and Chief Marketing Officer of Parent and AMCE since December 2009. Prior to joining AMC, Mr. Colanero served as Vice President of Marketing for RadioShack Corporation from April 2008 to December 2009. Mr. Colanero also served as Senior Vice President of Retail Marketing for Washington Mutual Inc. from February 2006 to August 2007 and as Senior Vice President, Strategic Marketing for Blockbuster Inc. from November 1994 to January 2006. Mr. Colanero holds a B.S. degree in Accounting from Villanova University and a M.B.A. in Marketing and Strategic Management from The Wharton School at the University of Pennsylvania.

        Mr. Robert J. Lenihan has served as President, Programming, of Parent and AMCE since April 2009. Prior to joining AMC, Mr. Lenihan served as Executive Vice President for Loews Cineplex Entertainment Corp from August 1998 to February 2002. Mr. Lenihan was appointed Senior Vice

President and Head Film Buyer at Mann Theatres in 1985 and served in that capacity at Act III Theatres, Century Theatres, Sundance Cinemas and most recently at Village Roadshow. Mr. Lenihan holds a B.S. degree from Rowan University.

        Mr. Samuel D. "Sonny" Gourley has served as President of AMC Film Programming of Parent and AMCE since December 2009. Mr. Gourley has served as President of AMC Film Programming a Division of AMC since November 2005. Prior thereto, Mr. Gourley served as Executive Vice President, National Film from November 2002 to November 2005 and Executive Vice President, East Film from November 1999 to November 2002. Mr. Gourley currently serves on the advisory board of Tent 25 Variety—The Children's Charity located in Los Angeles, as well as serving on the board of the local Tent 8 Variety—The Children's Charity in Kansas City. Mr. Gourley holds a B.A. degree in English from Miami University in Oxford, Ohio.

        Mr. Kevin M. Connor has served as Senior Vice President, General Counsel and Secretary of Parent since June 2007. Mr. Connor has served as Senior Vice President, General Counsel and Secretary of AMCE and American Multi-Cinema, Inc. since April 2003. Prior to April 2003, Mr. Connor served as Senior Vice President, Legal of AMCE and American Multi-Cinema, Inc. beginning November 2002. Prior thereto, Mr. Connor was in private practice in Kansas City, Missouri as a partner with the firm Seigfreid, Bingham, Levy, Selzer and Gee from October 1995. Mr. Connor holds a Bachelor of Arts degree in English and History from Vanderbilt University, a Juris Doctorate degree from the University of Kansas School of Law and a LLM in Taxation from the University of Missouri—Kansas City.

        Mr. Michael W. Zwonitzer has served as Senior Vice President, Finance of Parent and AMCE since July 2009. Prior thereto, Mr. Zwonitzer served as Vice President, Finance of Parent and Holdings since June 2007 and December 2004, respectively. Mr. Zwonitzer has served as Vice President, Finance of AMCE and American Multi-Cinema, Inc. since September 2004 and prior thereto, Mr. Zwonitzer served as Director of Finance from December 2002 to September 2004 and Manager of Financial Analysis from November 2000 to December 2002. Mr. Zwonitzer joined AMC in June 1998. Mr. Zwonitzer holds a B.S. degree in Accounting from the University of Missouri.

        Mr. Chris A. Cox has served as Senior Vice President and Chief Accounting Officer of Parent since June 2010. Prior thereto Mr. Cox served as Vice President and Chief Accounting Officer of Parent and Holdings since June 2007 and December 2004, respectively. Mr. Cox has served as Vice President and Chief Accounting Officer of AMCE and American Multi-Cinema, Inc. since May 2002. Prior to May 2002, Mr. Cox served as Vice President and Controller of American Multi-Cinema, Inc. since November 2000. Previously, Mr. Cox served as Director of Corporate Accounting for the Dial Corporation from December 1999 until November 2000. Mr. Cox holds a Bachelor's of Business Administration in Accounting and Finance degree from the University of Iowa.

        Mr. Terry W. Crawford has served as Senior Vice President and Treasurer of Parent since June 2010. Previously, Mr. Crawford served as Vice President and Treasurer of Parent since June 2007 and of Holdings, AMCE and American Multi-Cinema, Inc. since April 2005. Prior thereto, Mr. Crawford served as Vice President and Assistant Treasurer of Holdings, AMCE and American Multi-Cinema, Inc. from December 2004 until April 2005. Previously, Mr. Crawford served as Vice President, Assistant Treasurer and Assistant Secretary of AMCE from May 2002 until December 2004 and American Multi-Cinema, Inc. from January 2000 until December 2004. Mr. Crawford served as Assistant Treasurer and Assistant Secretary of AMCE from September 2001 until May 2002 and AMC from November 1999 until December 2004. Mr. Crawford served as Assistant Secretary of AMCE from March 1997 until September 2001 and American Multi-Cinema, Inc. from March 1997 until November 1999. Prior to joining AMC, Mr. Crawford served as Vice President and Treasurer for Metmor Financial, Inc., a wholly-owned subsidiary of Metropolitan Life Insurance Company. Mr. Crawford holds a B.S. degree in Business from Emporia State University and a M.B.A. from the University of Missouri—Kansas City.

        Mr. George Patterson has served as Senior Vice President of Food and Beverage of American Multi-Cinema, Inc. since February 2010. Prior thereto, Mr. Patterson served as Director of Asset Strategy and Multibrand Execution for YUM Brands from 2002 to 2010. Prior to joining YUM Brands, Mr. Patterson was Co-founder and COO of Cool Mountain Creamery and Café from 1997 to 2002. Prior to developing Cool Mountain Creamery and Café, Mr. Patterson was Regional Vice President for Wendy's International restaurants. Mr. Patterson holds a B.A. degree from the University of Florida.

        Elizabeth Frank has served as Senior Vice President of Strategy and Strategic Partnerships for AMCE since July 2010. Prior to joining AMCE, Ms. Frank served as Senior Vice President of Global Programs for AmeriCares. Prior to AmeriCares, Ms. Frank served as Vice President of Corporate Strategic Planning for Time Warner Inc. Prior to Time Warner Inc., Ms. Frank was a partner at McKinsey & Company for nine years. Ms. Frank currently serves on the Board of Directors for the Global Health Council. Ms. Frank holds a Bachelor of Business Administration degree from Lehigh University and a Masters of Business Administration from Harvard University.

Board of Directors

        Upon the closing of this offering, we will amend and restate our current certificate of incorporation and file such amended and restated certificate of incorporation with the State of Delaware. Pursuant to such amended and restated certificate of incorporation, our board of directors will consist of between 7 and 15 directors. A majority of the board of directors will constitute a quorum for board meetings. The convening of a special meeting will be subject to advance written notice to all directors.

        We intend to avail ourselves of the "controlled company" exception under the applicable national securities exchange rules, which eliminates the requirement that we have a majority of independent directors on our board of directors and that we have compensation and nominating committees composed entirely of independent directors, but retains the requirement that we have an audit committee composed entirely of independent members. Our board of directors currently consists of nine directors. Prior to the consummation of this offering, we will add one independent director to our board. Within three months following the closing of this offering, our board of directors will consist of 11 directors, including two independent directors designated by the Sponsors one of which was designated prior to the consummation of this offering. We expect to add one additional independent director, also designated by the Sponsors, to our board of directors within 12 months after the closing of this offering.

        Pursuant to our amended and restated certificate of incorporation, our board of directors will be divided into three classes. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms, subject to the Sponsors' board designation rights, at the annual meeting of stockholders in the year in which their term expires. The classes are composed as follows:

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                                  ,                                 and the two additional independent directors we expect to be designated to our board of directors within 12 months after the closing of this offering will be Class I directors, whose terms will expire at the 2012 annual meeting of stockholders;

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                                  ,                                 ,                                 and                                     will be Class II directors, whose terms will expire at the 2013 annual meeting of stockholders; and

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                                  ,                                 ,                                 and                                 will be Class III directors, whose terms will expire at the 2014 annual meeting of stockholders.

        Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

        If at any time we cease to be a "controlled company" under the applicable national securities exchange rules, the board of directors will take all action necessary to comply with such national securities exchange rules, including appointing a majority of independent directors to the board and establishing certain committees composed entirely of independent directors.

Committees of the Board of Directors

  Audit Committee

        Upon consummation of this offering, our audit committee will consist of                                ,                                 and                                 (the "Audit Committee"). The board of directors has determined that Mr.             qualifies as an Audit Committee financial expert as defined in Item 401(h) of Regulation S-K. Mr.             is independent as independence is defined in Rule 10A-3(b)(i) under the Exchange Act or under the applicable section of the national securities exchange rules. Within three months of the closing of this offering, the Audit Committee will be comprised of Mr.             , Mr.             and one additional independent director designated by the Sponsors. Within one year of the closing of this offering, we will nominate one additional independent director to replace Mr.              on the Audit Committee so that our Audit Committee will be comprised of three independent members, all of whom will be financially literate.

        The principal duties and responsibilities of our Audit Committee are as follows:

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  to monitor our financial reporting process and internal control system;

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  to appoint and replace our independent registered public accounting firm from time to time, determine their compensation and other terms of engagement and oversee their work;

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  to oversee the performance of our internal audit function; and

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  to oversee our compliance with legal, ethical and regulatory matters.

        The Audit Committee will have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

  Compensation Committee

        Upon consummation of this offering, our compensation committee will consist of                          ,                                 ,                                 and                                 (the "Compensation Committee").

        The principal duties and responsibilities of our Compensation Committee are as follows:

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  to provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters;

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  to review and approve the compensation of our chief executive officer and the other executive officers of us and our subsidiaries; and

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  to provide oversight concerning the compensation of our chief executive officer, succession planning, performance of the chief executive officer and related matters.

  Nominating & Corporate Governance Committee

        Upon consummation of this offering, our nominating committee will consist of                                ,                                 ,                                 and                                 .

        The principal duties and responsibilities of the nominating committee will be as follows:

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  to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of the board of directors; and

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  to make recommendations to our board of directors regarding board governance matters and practices.

Code of Business Conduct and Ethics

        We have a Code of Business Conduct and Ethics that applies to all of our associates, including our principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The Code of Business Conduct and Ethics, which address the subject areas covered by the SEC's rules, may be obtained free of charge through our website: www.amctheatres.com under "Investor Relations—Corporate Governance." Any substantive amendment to, or waiver from, any provision of the Code of Business Conduct and Ethics with respect to any senior executive or financial officer shall be posted on this website. The information contained on our website is not part of this prospectus.

COMPENSATION DISCUSSION AND ANALYSIS

        This section discusses the material elements of compensation awarded to, earned by or paid to our principal executive officer, our principal financial officer, our three other most highly compensated executive officers as well as an additional executive officer whose compensation otherwise would have been subject to reporting had there not been any equity grants and a retention bonus award in fiscal 2011. These individuals are referred to as the "Named Executive Officers."

        Our executive compensation programs are determined and approved by our Compensation Committee. None of the Named Executive Officers are members of the Compensation Committee or otherwise had any role in determining the compensation of other Named Executive Officers, although the Compensation Committee does consider the recommendations of our Chief Executive Officer in setting compensation levels for our executive officers other than the Chief Executive Officer.

Executive Compensation Program Objectives and Overview

        The goals of the Compensation Committee with respect to executive compensation are to attract, retain, motivate and reward talented executives, to tie annual and long-term compensation incentives to the achievement of specified performance objectives, and to achieve long-term creation of value for our stockholders by aligning the interests of these executives with those of our stockholders. To achieve these goals, we endeavor to maintain compensation plans that are intended to tie a substantial portion of executives' overall compensation to key strategic, operational and financial goals such as achievement of budgeted levels of adjusted EBITDA or revenue, and other non-financial goals that the Compensation Committee deems important. From time to time, the Compensation Committee evaluates individual executive performance with a goal of setting compensation at levels they believe, based on industry comparables and their general business and industry knowledge and experience, are comparable with executives in other companies of similar size and stage of development operating in the theatrical exhibition industry and similar retail type businesses, while taking into account our relative performance and our own strategic goals.

        We conduct a periodic review of the aggregate level of our executive compensation as part of the annual budget review and annual performance review processes, which includes determining the operating metrics and non-financial elements used to measure our performance and to compensate our executive officers. This review is based on our knowledge of how other theatrical exhibition industry and similar retail type businesses measure their executive performance and on the key operating metrics that are critical in our effort to increase the value of our company.

Current Executive Compensation Program Elements

        Our executive compensation program consists of the elements described in the following sections. The Compensation Committee determines the portion of compensation allocated to each element for each individual Named Executive Officer. Our Compensation Committee expects to continue these policies in the short term but will reevaluate the current policies and practices as it considers advisable.

        The Compensation Committee believes, based on general business and industry experience and knowledge of its members, that the use of the combination of base salary, annual performance bonuses, and long-term incentives (including stock option or other stock-based awards) offers the best approach to achieving our compensation goals, including attracting and retaining talented and capable executives and motivating our executives and other officers to expend maximum effort to improve the business results, earnings and overall value of our business.

Base Salaries

        Base salaries for our Named Executive Officers are established based on the scope of their responsibilities, taking into account competitive market compensation for similar positions, as well as seniority of the individual, our ability to replace the individual and other primarily judgmental factors deemed relevant by the Compensation Committee. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy, but we do not make any determinations or changes in compensation in reaction to market data alone. The Compensation Committee's goal is to provide total compensation packages that are competitive with prevailing practices in our industry and in the geographic markets in which we conduct business. However, the Compensation Committee retains flexibility within the compensation program to respond to and adjust for specific circumstances and our evolving business environment. Periodically, the Company obtains information regarding the salaries of employees at comparable companies, including approximately 150 multi-unit businesses in the retail, entertainment and food service industries. Base salaries for our Named Executive Officers are reviewed from time to time by the Compensation Committee and may be increased pursuant to such review and/or in accordance with guidelines contained in the various employment agreements in order to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Base salaries for our Named Executive Officers increased between 3.0% and 6.0% from fiscal 2010 to fiscal 2011.

Annual Performance Bonus

        The Compensation Committee has the authority to award annual performance bonuses to our Named Executive Officers. Under the current employment agreements, each Named Executive Officer is eligible for an annual bonus based on our annual incentive compensation program as it may exist from time to time. We believe that annual bonuses based on performance serve to align the interests of management and stockholders, and our annual bonus program is primarily designed to reward increases in adjusted EBITDA. Individual bonuses are performance based and, as such, can be highly variable from year to year. The annual incentive bonuses for our Named Executive Officers are determined by our Compensation Committee and, except with respect to his own bonus, our chief executive officer, based on our annual incentive compensation program as it may exist from time to time. For fiscal 2011, the annual incentive compensation program was based on a company component and an individual component. The company component was based primarily on attainment of an adjusted EBITDA target of $387,800,000. The plan guideline was that no company performance component of the bonus would be paid below attainment of 90% of targeted adjusted EBITDA and that upon attainment of 100% of targeted adjusted EBITDA, each Named Executive Officer would receive 100% of his assigned bonus target. Upon attainment of 110% of targeted adjusted EBITDA, each Named Executive Officer would receive a maximum of 200% of his assigned bonus target. The individual component of the bonus does not have an adjusted EBITDA threshold but is based on achievement of key performance measures and overall performance and contribution to our strategic and financial goals. Under the annual incentive compensation program, our Compensation Committee and, except with respect to his own bonus, chief executive officer, retain discretion to decrease or increase bonuses relative to the guidelines based on qualitative or other objective factors deemed relevant by the Compensation Committee.

        The following table summarizes the company component upon attainment of 100% of targeted adjusted EBITDA and the individual component of the annual performance bonus plan for fiscal 2011:

	Company Component at 100% Target	Individual Component
Gerardo I. Lopez	$407,700	$101,900
Craig R. Ramsey	212,200	53,050
John D. McDonald	212,200	53,050
Robert J. Lenihan	126,700	84,450
Kevin M. Connor	120,500	80,350
Stephen A. Colanero	140,600	93,750

        Our annual bonuses have historically been paid in cash and traditionally have been paid in a single installment in the first quarter following the completion of a given fiscal year following issuance of our annual audit report. Pursuant to current employment agreements, each Named Executive Officer is eligible for an annual bonus pursuant to the annual incentive plan in place at the time. The Compensation Committee has discretion to increase the annual bonus paid to our Named Executive Officers using its judgment if the Company exceeds certain financial goals, or to reward for achievement of individual annual performance objectives. No Company component bonuses were earned for fiscal 2011 under the annual incentive compensation program because the Company did not meet the minimum 90% of targeted adjusted EBITDA threshold as established by the Compensation Committee. The individual component of the bonus, which was subject to the approval by the Compensation Committee and the Board of Directors, was determined following a review of each Named Executive Officer's individual performance and contribution to our strategic and financial goals. The individual performance review has been conducted during the first quarter of fiscal 2012 and the individual component bonuses were finalized and approved by the Compensation Committee and the Board of Directors.

Special Incentive Bonus

        Pursuant to his employment agreement, Mr. Gerardo Lopez is entitled to a one-time special incentive bonus of $2,000,000 that vests at the rate of $400,000 per year over five years, effective March 2009, provided that he remains employed on each vesting date. The first three installments of the special incentive bonus are payable on the third anniversary and the fourth and fifth installments are payable upon vesting. The special incentive bonus of $2,000,000 shall immediately vest in full upon Mr. Lopez's involuntary termination within twelve months after a change of control, as defined in the employment agreement. As of March 31, 2011, Mr. Lopez has vested in two-fifths, or $800,000, of this special incentive bonus to be paid on his third anniversary.

Long Term Incentive Equity Awards

        In connection with the holdco merger, on June 11, 2007, we adopted an amended and restated 2004 stock option plan (formerly known as the 2004 Stock Option Plan), which provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code) and non-qualified stock options to acquire our common stock to eligible employees and consultants of ours and our subsidiaries and our non-employee directors. Options granted under the plan vest in equal installments over three to five years from the grant date, subject to the optionee's continued service with Parent or one of its subsidiaries. The Compensation Committee approved stock option grants to Mr. Stephen Colanero under the 2004 Stock Option Plan on July 8, 2010. On July 23, 2010, the Board determined that the Company would no longer grant any additional awards of shares of common stock of the Company under the 2004 Stock Option Plan.

        On July 8, 2010, the Board of Directors of Parent and the stockholders of Parent approved the adoption of the AMC Entertainment Holdings, Inc. 2010 Equity Incentive Plan ("2010 Equity Incentive Plan"). For further information, see "—Equity Incentive Plans—2010 Equity Incentive Plan." The 2010 Equity Incentive Plan provides for grants of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, other stock-based awards and performance-based compensation awards. During fiscal 2011, the Compensation Committee approved grants of stock options, restricted stock (time vesting), and restricted stock (performance vesting) to the named executive officers. The options granted under the plan vest in equal installments over four years from the grant date, subject to the optionee's continued service with the Company. The restricted share (time vesting) grants vest on the fourth anniversary of the date of grant, subject to the Named Executive Officer's continued service with the Company. The award agreements for the restricted shares (performance vesting) generally provide that 25% of the restricted shares awarded will become vested in each year over a four-year period upon the Company meeting certain pre-established annual performance targets. Because each annual performance target is set at the start of each respective single-fiscal year performance period, only 25% of the total restricted shares (performance vesting) awarded are deemed granted each year over the four-year period in accordance with Accounting Standards Codification 718-10-55-95. The grant date fair value for the first year's performance period, fiscal 2011, is included in the Summary Compensation Table. The restricted share (performance vesting) grants for fiscal 2011 have a vesting term of approximately one year upon the Company meeting a pre-established annual adjusted EBITDA target of $387,800,000. The Named Executive Officers did not vest in the restricted share (performance vesting) grants for fiscal 2011 as the Company did not meet the adjusted EBITDA target threshold established by the Compensation Committee. Further discussion of the 2010 Equity Incentive Plan compensation for the Named Executive Officers can be found in "—Potential Payments Upon Termination or Change in Control".

Retirement Benefits

        We provide retirement benefits to the Named Executive Officers under both qualified and non-qualified defined-benefit and defined-contribution retirement plans. The Defined Benefit Retirement Income Plan for Certain Employees of American Multi-Cinema, Inc. ("AMC Defined Benefit Retirement Income Plan") and the AMC 401(k) Savings Plan are both tax-qualified retirement plans in which the Named Executive Officers participate on substantially the same terms as our other participating employees. However, due to maximum limitations imposed by the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code on the annual amount of a pension which may be paid under a qualified defined-benefit plan and on the maximum amount that may be contributed to a qualified defined-contribution plan, the benefits that would otherwise be payable to the Named Executive Officers under the Defined Benefit Retirement Income Plan are limited. Because we did not believe that it was appropriate for the Named Executive Officers' retirement benefits to be reduced because of limits under ERISA and the Internal Revenue Code, we had established non-qualified supplemental defined-benefit plans that permit the Named Executive Officers to receive the same benefit that would be paid under our qualified defined-benefit plan up to the old IRS limit, as indexed, as if the Omnibus Budget Reconciliation Act of 1993 had not been in effect. On November 7, 2006, our Board of Directors approved a proposal to freeze the AMC Defined Benefit Retirement Income Plan and the AMC Supplemental Executive Retirement Plan effective as of December 31, 2006. The Compensation Committee determined that this type of plan is not as effective as other elements of compensation in aligning executives' interests with the interests of stockholders. As a result, the Compensation Committee determined to freeze these plans. Benefits no longer accrue under the AMC Defined Benefit Retirement Income Plan or the AMC Supplemental Executive Retirement Plan or the AMC Retirement Enhancement Plan for our Named Executive Officers or for other participants.

        Effective January 1, 2011, under the Company's 401(k) Savings Plan, the Company began to match 100% of each eligible employee's elective contributions up to 3% and 50% of contributions up to 5% of the employee's eligible compensation. During fiscal 2010 and the first three quarters of fiscal 2011, the Company matched 50% of each eligible employee's elective contributions up to 6% of the employee's eligible compensation. During fiscal 2009, the Company matched 100% of elective contributions up to 5% of employee compensation.

        The "Pension Benefits" table and related narrative section "—Pension and Other Retirement Plans" below describes our qualified and non-qualified defined-benefit plans in which our Named Executive Officers participate.

Non-Qualified Deferred Compensation Program

        Named Executive Officers are permitted to elect to defer base salaries and their annual bonuses under the AMC Non-Qualified Deferred Compensation Plan. We believe that providing the Named Executive Officers with deferred compensation opportunities is a cost-effective way to permit officers to receive the tax benefits associated with delaying the income tax event on the compensation deferred, even though the related deduction for the Companies is also deferred.

        The "Non-Qualified Deferred Compensation" table and related narrative section "—Non-Qualified Deferred Compensation Plan" below describe the non-qualified deferred compensation plan and the benefits thereunder.

Severance and Other Benefits Upon Termination of Employment

        We believe that severance protections, particularly in the context of a change in control transaction, can play a valuable role in attracting and retaining key executive officers. Accordingly, we provide such protections for each of the Named Executive Officers and for other of our senior officers in their respective employment agreements. The Compensation Committee evaluates the level of severance benefits provided to Named Executive Officers on a case-by-case basis. We consider these severance protections consistent with competitive practices.

        As described in more detail below under "—Potential Payments Upon Termination or Change in Control" pursuant to their employment agreements, each of the Named Executive Officers would be entitled to severance benefits in the event of termination of employment without cause and certain Named Executive Officers would be entitled to severance benefits due to death or disability. In the case of Mr. Lopez, resignation for good reason would also entitle the employee to severance benefits. We have determined that it is appropriate to provide these executives with severance benefits under these circumstances in light of their positions and as part of their overall compensation package.

        We believe that the occurrence, or potential occurrence, of a change in control transaction will create uncertainty regarding the continued employment of our executive officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage certain of our executive officers to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain, we provide the executives with severance benefits if they terminate their employment within a certain number of days following specified changes in their compensation, responsibilities or benefits following a change in control. No claim for severance due to a change in control has been made by an executive who is a party to an employment agreement providing for such severance benefits since the merger of Marquee Inc. with AMCE (then a change in control for purposes of the agreements). The severance benefits for these executives are generally determined as if they continued to remain employed by us for two years following their actual termination date.

All Other Compensation

        The other compensation provided to each Named Executive Officer is reported in the All Other Compensation column of the "Summary Compensation Table" below, and is further described in footnote (8) to that table. All other compensation for fiscal 2011 consists of Company matching contributions under our 401(k) savings plan, which is a qualified defined contribution plan, life insurance premiums, relocation and commuting expenses, on-site parking and personal use of corporate aircraft. All other compensation benchmarked and reviewed, revised and approved by the Compensation Committee every year.

Policy with Respect to Section 162(m)

        Section 162(m) of the Internal Revenue Code generally disallows public companies a tax deduction for compensation in excess of $1,000,000 paid to their chief executive officers and the four other most highly compensated executive officers unless certain performance and other requirements are met. Our intent generally is to design and administer executive compensation programs in a manner that will preserve the deductibility of compensation paid to our executive officers, and we believe that a substantial portion of our current executive compensation program (including the stock options and other awards that may be granted to our Named Executive Officers as described above) satisfies the requirements for exemption from the $1,000,000 deduction limitation. However, we reserve the right to design programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible. The Compensation Committee will continue to monitor the tax and other consequences of our executive compensation program as part of its primary objective of ensuring that compensation paid to our executive officers is reasonable, performance-based and consistent with the goals of AMC and our stockholders.

? Table of Contents

Summary Compensation Table

        The following table presents information regarding compensation of our principal executive officer, our principal financial officer, our three other most highly compensated executive officers for services rendered during fiscal 2011 as well as an additional executive officer whose compensation otherwise would have been subject to reporting had there not been any equity grants and a retention bonus award in fiscal 2011. These individuals are referred to as "Named Executive Officers."

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)(7)	All Other Compensation ($)(8)	Total ($)
Gerardo I. Lopez	2011	$728,000	$400,000	$985,845	$307,819	$203,800	$—	$41,903	$2,667,367
Chief Executive Officer,	2010	700,003	400,000	—	—	674,240	—	122,047	1,896,290
President and Director (Parent, AMCE and American Multi-Cinema, Inc.)	2009	64,615	—	—	2,068,847	—	—	16,570	2,150,032
Craig R. Ramsey	2011	408,100	—	591,582	184,750	106,100	45,696	14,662	1,350,890
Executive Vice President	2010	385,000	—	—	—	346,847	83,470	6,656	821,973
and Chief Financial Officer (Parent, AMCE and American Multi-Cinema, Inc.)	2009	383,508	—	—	—	—	—	16,634	400,142
John D. McDonald	2011	408,100	—	591,582	184,750	66,313	85,763	14,536	1,351,044
Executive Vice President	2010	385,000	—	—	—	344,344	134,080	9,419	872,843
North American Operations (Parent, AMCE and American Multi-Cinema, Inc.)	2009	383,508	—	—	—	—	—	21,626	405,134
Robert J. Lenihan	2011	422,300	—	197,320	61,681	63,338	—	10,311	754,950
President, Film Programming (Parent, AMCE and American Multi-Cinema, Inc.)	2010	376,885	—	—	138,833	252,838	—	48,762	817,318
Kevin M. Connor	2011	334,750	—	197,320	61,681	80,350	7,016	9,632	690,749
Senior Vice President,	2010	325,000	—	—	—	260,520	12,201	8,205	605,926
General Counsel and Secretary (Parent, AMCE and American Multi-Cinema, Inc.)	2009	323,658	—	—	—	—	—	16,123	339,781
Stephen A. Colanero	2011	360,500	100,000	197,320	369,512	117,188	—	28,139	1,172,659
Executive Vice President, and Chief Marketing Officer (Parent, AMCE and American Multi- Cinema, Inc.)

(1)
The principal positions shown are at March 31, 2011. Compensation for Mr. Robert Lenihan and Mr. Stephen Colanero is provided for years where they were Named Executive Officers only.

(2)
The bonus activity for Mr. Lopez reflects the vested portion of his Special Incentive Bonus. Mr. Colanero received a retention bonus on the first anniversary of his employment. The employment agreement for Mr. Colanero entitled him to receive a retention bonus after one year of service.

(3)
As required by SEC Rules, amounts shown in the column, "Stock Awards," presents the aggregate grant date fair value of restricted stock awards granted in the fiscal year in accordance with accounting rules ASC 718, Compensation—Stock Compensation. The number and grant date fair value of restricted stock (time vesting) and restricted stock (performance vesting) awarded each Named Executive Officer appear in the Grants of Plan-Based Awards table. The estimated fair value of the stock at the grant date was approximately $752 per share and was based upon a contemporaneous valuation reflecting market conditions. The valuation assumptions used for the restricted stock awards are provided in Note 9—Stockholders' Equity to our audited consolidated financial statements included elsewhere in this prospectus. The restricted share (time vesting) grants vest on the fourth anniversary of the date of grant, subject to the Named Executive Officer's continued service with the Company. Of the total restricted share (performance vesting) awards approved by the Compensation Committee, approximately twenty-five percent of the total awards will be granted each year over a four-year period in accordance with ASC 718-10-55-95. Only the restricted share (performance vesting) awards that have been granted (twenty-five percent in fiscal 2011) have been included in the Summary Compensation Table. The restricted share (performance vesting) grants for fiscal 2011 have a vesting term of approximately one year upon the Company meeting a pre-established annual adjusted EBITDA target of $387,800,000. The Named Executive Officers did not vest in the restricted share (performance vesting) grants for fiscal 2011 as the Company did not meet the adjusted EBITDA target threshold established by the Compensation Committee.

(4)
As required by SEC Rules, amounts shown in the column, "Option Awards," presents the aggregate grant date fair value of option awards granted in the fiscal year in accordance with accounting rules ASC 718, Compensation—Stock Compensation. These amounts reflect the Company's cumulative accounting expense over the vesting period and do not correspond to the actual value that will be realized by the Named Executive Officers. Options are to acquire shares of Parent common stock. The valuation assumptions used for the stock option awards are provided in Note 9—Stockholders' Equity to our audited consolidated financial statements included elsewhere in this prospectus.

In July 2010, the Named Executive Officers received a grant of non-qualified stock options under the 2010 Equity Incentive Plan. The number and grant date fair value of options awarded to each Named Executive Officer appear in the Grants of Plan-Based Awards table. The options vest in four equal annual installments, subject to continued employment. The stock options expire after ten years from the date of the grant. The estimated grant date fair value of the options was $293.72 per share and was determined using the Black-Scholes option-pricing model. The option exercise price was $752 per share. Also, in July 2010, Mr. Colanero received a grant of 1,023 non-qualified stock options under the 2004 Stock Option Plan. These options vest ratably over 5 years, subject to continued employment, with an exercise price of $752 per share. The estimated grant date fair value of the options was $300.91 per share and was determined using the Black-Scholes option-pricing model.

In May 2009, Mr. Robert Lenihan received a stock option grant under the 2004 stock option plan to purchase 1,023 common shares of Parent at a price equal to $339.59 per share. The options will vest in five equal annual installments, subject to continued employment. The options shall expire after ten years from the date of the grant.

In March 2009, Mr. Gerardo Lopez received a stock option grant under the 2004 stock option plan to purchase 15,980.45 common shares of Parent at a price equal to $323.95 per share. The options will vest in five equal annual installments, subject to Mr. Lopez's continued employment. The options shall expire after ten years from the date of the grant.

No option awards granted to Named Executive Officers in the above table were forfeited in fiscal 2011, fiscal 2010 or fiscal 2009.

(5)
For fiscal 2011, the individual component bonus of the annual incentive compensation plan was approved during the first quarter of fiscal 2012 following a review of each Named Executive Officer's individual performance and contribution to the Company's strategic and financial goals. No company component bonuses were earned for fiscal 2011 under the annual incentive compensation program because the Company did not meet the minimum 90% of targeted adjusted EBITDA threshold. For fiscal 2010, bonus amounts were approved for both the company component bonus and the individual component bonus of the annual incentive compensation plan. The Company attained an adjusted EBITDA of 104% of target, which is equivalent to an approximate 142% payout of the assigned bonus target for the company component. No bonuses were earned in fiscal 2009 under the annual incentive bonus program as the Company did not meet the minimum targeted adjusted EBITDA threshold established by the Compensation Committee. Further discussion on the annual incentive bonus program for the Named Executive Officers can be found under "—Annual Performance Bonus."

(6)
The following table represents the aggregate increases and decreases in actuarial present value of each officer's accumulated benefit amounts. The aggregate decreases in actuarial present value amounts have been omitted from the Summary Compensation Table:

		Defined Benefit Plan	Supplemental Executive Retirement Plan
Craig R. Ramsey	2011	$17,441	$9,043
	2010	42,764	22,173
	2009	(2,109)	(1,094)
John D. McDonald	2011	44,869	23,264
	2010	87,134	45,179
	2009	(35,248)	(18,276)
Kevin M. Connor	2011	4,966	2,050
	2010	8,635	3,566
	2009	(4,394)	(1,814)

  For fiscal 2009, in accordance with the amended guidance for employers' accounting for defined benefit pension and other postretirement plans in Accounting Standards Codification 715, Compensation—Retirement Benefits, the measurement date used to measure the aggregate change in actuarial present value of accumulated benefit amounts was changed from a measurement date of January 1 to the Company's fiscal year end date, ending on April 2, 2009. See Note 12—Employee Benefit Plans to the audited consolidated financial statements contained elsewhere in this prospectus for more information.

(7)
This column includes the nonqualified deferred compensation above market earnings for the difference between market interest rates determined pursuant to SEC rules and the interest contingently credited by the Company on salary deferred by the Named Executive Officers. For fiscal 2011, above market earnings of 17.6% to 23.8% for Mr. Ramsey and Mr. McDonald were $19,212 and $17,630, respectively. For fiscal 2010, above market earnings of 19.7% to 21.6% for Mr. Ramsey and Mr. McDonald were $18,533 and $1,767, respectively. There were no above market earnings under the nonqualified deferred compensation plan for the Named

  Executive Officers for fiscal 2009. Further discussion on the nonqualified deferred compensation for the Named Executive Officers can be found in the Compensation Discussion and Analysis—Nonqualified Deferred Compensation section.

(8)
All Other Compensation is comprised of Company matching contributions under our 401(k) savings plan which is a qualified defined contribution plan, life insurance premiums, relocation and commuting expenses, on-site parking and personal use of corporate aircraft. The following table summarizes "All Other Compensation" provided to the Named Executive Officers for fiscal 2011:

	Relocation and commuting Expenses	Reimbursement for Taxes Related to Relocation	On-Site Parking	Company Matching Contributions to 401(k) Plan	Life Insurance Premiums	Personal Use of Corporate Aircraft	Total
Gerardo I. Lopez	$2,767	$—	$—	$—	$1,794	$37,342	$41,903
Craig R. Ramsey	—	—	—	10,825	3,837	—	14,662
John D. McDonald	—	—	—	12,742	1,794	—	14,536
Robert J. Lenihan	—	—	736	6,221	3,354	—	10,311
Kevin M. Connor	—	—	—	8,542	1,090	—	9,632
Stephen A. Colanero	16,830	9,315	—	1,109	885	—	28,139

  From time to time business travel on the Company's Net Jet corporate aircraft requires multi-leg flights, a portion of which are deemed personal to the extent they involve commuting for the Company's benefit. The incremental cost for the commuting aspect of multi-leg business trips includes variable costs incurred, such as hourly charges, fuel charges, applicable taxes and miscellaneous fees and excludes non-variable costs such as the Company's monthly management fee for the Net Jet corporate aircraft. Infrequently, family of Named Executive Officers ride along on the Company aircraft when the aircraft is already going to a specific destination for a business purpose. The Company does not allocate any incremental cost to the executive for the family member's use.

Compensation of Named Executive Officers

        The Summary Compensation Table above quantifies the value of the different forms of compensation earned by or awarded to our Named Executive Officers in fiscal 2011. The primary elements of each Named Executive Officer's total compensation reported in the table are base salary and annual bonus.

        The Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. A description of the material terms of each Named Executive Officer's base salary and annual bonus is provided below.

        The "Pension Benefits" table and related description of the material terms of our pension plans describe each Named Executive Officer's retirement benefits under the Companies' defined-benefit pension plans to provide context to the amounts listed in the Summary Compensation Table. The "Grant of Plan-based Awards" table and related footnotes provides material terms of the Company's 2010 Equity Incentive Plan and the 2004 Stock Option Plan. The discussion in the section "Potential Payments Upon Termination or Change in Control" explains the potential future payments that may become payable to our Named Executive Officers.

Description of Employment Agreements—Salary and Bonus Amounts

        We have entered into employment agreements with each of Messrs. Lopez, Ramsey, McDonald, Lenihan, Connor, and Colanero. Provisions of these agreements relating to outstanding equity incentive awards and post-termination of employment benefits are discussed below.

        Gerardo I. Lopez.    On February 23, 2009, we entered into an employment agreement with Gerardo I. Lopez to serve as its Chief Executive Officer and President. The term of the agreement is for three years, with automatic one-year extensions each year. The agreement provides that Mr. Lopez will receive an initial annualized base salary of $700,000. The Board of Directors or Compensation Committee, based on its review, has discretion to increase (but not reduce) the base salary each year. Mr. Lopez's target incentive bonus for fiscal 2011 was equal to 70% of his annual base salary. In addition, Mr. Lopez is receiving a one-time special incentive bonus that vests at the rate of $400,000 per year over five years, effective March 2009, provided he remains employed on each vesting date. The first three installments of the special incentive bonus are payable on the third anniversary and the fourth and fifth installments are payable upon vesting. In making its determination with respect to salary and bonus levels, the Compensation Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. The agreement also provides that Mr. Lopez will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with related business expenses and travel. Change in control, severance arrangements and restrictive covenants in Mr. Lopez's employment agreement are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change in Control."

        Craig R. Ramsey.    On July 1, 2001, we entered into an employment agreement with Craig R. Ramsey who serves as the Executive Vice President and Chief Financial Officer and reports directly to the Chairman of the Board, President and Chief Executive Officer. The term of the agreement is for two years, with automatic one-year extensions each year. The agreement provides that Mr. Ramsey will receive an initial annualized base salary of $275,000. Subject to their review, the Chairman of the Board, President and Chief Executive Officer and, if applicable, the Compensation Committee have discretion to increase the base salary each year. The agreement also provides for annual bonuses for Mr. Ramsey based on the applicable incentive compensation program of the company and consistent with the determination of the Chairman of the Board, President and Chief Executive Officer and, if applicable, the Compensation Committee. In making its determination with respect to salary and bonus levels, the Compensation Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. In addition, the agreement provides that Mr. Ramsey will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with business travel and entertainment. Change in control and severance arrangements in Mr. Ramsey's employment agreement are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change in Control."

        John D. McDonald.    On July 1, 2001, we entered into an employment agreement with John D. McDonald, who serves as an Executive Vice President, North America Operations. Mr. McDonald reports directly to our President and Chief Operating Officer or such officer's designee. The term of the agreement is for two years, with automatic one-year extensions each year. The agreement provides that Mr. McDonald will receive an initial annualized base salary of $275,000. Subject to their review, the President and Chief Operating Officer with the approval of the Chairman of the Board, President and Chief Executive Officer and, if applicable, the Compensation Committee have discretion to increase the base salary each year. The agreement also provides for annual bonuses for Mr. McDonald based on the applicable incentive compensation program of the Company and consistent with the determination of the President and Chief Operating Officer with the approval of the Chairman of the Board, President and Chief Executive Officer and, if applicable, the Compensation Committee. In making its determination with respect to salary and bonus levels, the Compensation Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. In addition, the agreement provides that Mr. McDonald will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with business travel and entertainment. Change in control and severance arrangements in Mr. McDonalds' employment agreements are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change in Control."

        Robert J. Lenihan.    On April 7, 2009, we entered into an employment agreement with Robert J. Lenihan who serves as the President of Film Programming. The term of the agreement is for two years, with automatic one-year extensions each year. The agreement provides that Mr. Lenihan will receive an initial annualized base salary of $410,000. Subject to their review, the Board of Directors or the Compensation Committee have discretion to increase (but not reduce) the base salary each year. The agreement also provides for annual bonuses for Mr. Lenihan and the target incentive for a particular fiscal year of the Company shall be determined by the Board of Directors or the Compensation Committee, in its sole discretion, based on performance objectives. The target incentive bonus for each fiscal year during the period of employment shall equal 50% of the base salary. In making its determination with respect to salary and bonus levels, the Compensation Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. In addition, the agreement provides that Mr. Lenihan will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with carrying out the Executive's duties for the Company. Change in control and severance arrangements in Mr. Lenihan's employment agreement are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change in Control."

        Kevin M. Connor.    On November 6, 2002, we entered into an employment agreement with Kevin M. Connor who serves as the Senior Vice President, General Counsel and Secretary of the Company. The term of the agreement is for two years, with automatic one-year extensions each year. The agreement provides that Mr. Connor will receive an initial annualized base salary of $225,000. Subject to their review, the Chairman of the Board, President and Chief Executive Officer and, if applicable, the Compensation Committee have discretion to increase the base salary each year. The agreement also provides for annual bonuses for Mr. Connor based on the applicable incentive compensation program of the Company and consistent with the determination of the Chairman of the Board, President and Chief Executive Officer and, if applicable, the Compensation Committee. In making its determination with respect to salary and bonus levels, the Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. In addition, the agreement provides that Mr. Connor will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with business travel and entertainment. Change in control and severance arrangements in Mr. Connor's employment agreement are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change in Control."

        Stephen A. Colanero.    On November 24, 2009, we entered into an employment agreement with Stephen A. Colanero who serves as the Executive Vice President and Chief Marketing Officer. The term of the agreement is for two years, with automatic one-year extensions each year. The agreement provides that Mr. Colanero will receive an initial annualized base salary of $350,000. The base salary will be reviewed by the Board of Directors or the Compensation Committee on an annual basis and may, in its discretion, increase (but not decrease) the rate then in effect. The agreement also provides for annual bonuses for Mr. Colanero determined by the Board of Directors or the Compensation Committee in its sole discretion, based on performance objectives established with respect to that particular fiscal year. The target incentive bonus for each fiscal year during the period of employment shall equal 65% of the base salary. In making its determination with respect to salary and bonus levels, the Committee considers the factors discussed in the "—Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. In addition, the agreement provides that Mr. Colanero will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred while carrying out his duties for the Company, subject to the Company's expense reimbursement policies. Severance arrangements in Mr. Colanero's employment agreement are discussed in detail below under "—Potential Payments Upon Termination or Change in Control."

 Grants of Plan-based Awards—Fiscal 2011

        The following table summarizes plan-based awards granted to named executive officers during fiscal 2011:

									All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)
			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards					Exercise Or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Gerardo I. Lopez
AIP—Company(1)	N/A	N/A	$—	$407,700	$815,400	—	—	—	—	—	$—	$—
AIP—Individual(2)	N/A	N/A	—	101,900	203,800	—	—	—	—	—	—	—
2010 Plan-Performance(3)	07/19/2010	07/08/2010	—	—	—	—	262.25	262.25	—	—	—	197,320
2010 Plan-Time(4)	07/19/2010	07/08/2010	—	—	—	—	1,048.00	1,048.00	—	—	—	788,525
2010 Plan-Option(5)	07/19/2010	07/08/2010	—	—	—	—	1,048.00	1,048.00	—	—	752.00	307,819
Craig R. Ramsey
AIP—Company(1)	N/A	N/A	—	212,200	424,400	—	—	—	—	—	—	—
AIP—Individual(2)	N/A	N/A	—	53,050	106,100	—	—	—	—	—	—	—
2010 Plan-Performance(3)	07/19/2010	07/08/2010	—	—	—	—	157.25	157.25	—	—	—	118,316
2010 Plan-Time(4)	07/19/2010	07/08/2010	—	—	—	—	629.00	629.00	—	—	—	473,266
2010 Plan-Option(5)	07/19/2010	07/08/2010	—	—	—	—	629.00	629.00	—	—	752.00	184,750
John D. McDonald
AIP—Company(1)	N/A	N/A	—	212,200	424,400	—	—	—	—	—	—	—
AIP—Individual(2)	N/A	N/A	—	53,050	79,575	—	—	—	—	—	—	—
2010 Plan-Performance(3)	07/19/2010	07/08/2010	—	—	—	—	157.25	157.25	—	—	—	118,316
2010 Plan-Time(4)	07/19/2010	07/08/2010	—	—	—	—	629.00	629.00	—	—	—	473,266
2010 Plan-Option(5)	07/19/2010	07/08/2010	—	—	—	—	629.00	629.00	—	—	752.00	184,750
Robert J. Lenihan
AIP—Company(1)	N/A	N/A	—	126,700	253,400	—	—	—	—	—	—	—
AIP—Individual(2)	N/A	N/A	—	84,450	126,675	—	—	—	—	—	—	—
2010 Plan-Performance(3)	07/19/2010	07/08/2010	—	—	—	—	52.25	52.25	—	—	—	39,314
2010 Plan-Time(4)	07/19/2010	07/08/2010	—	—	—	—	210.00	210.00	—	—	—	158,006
2010 Plan-Option(5)	07/19/2010	07/08/2010	—	—	—	—	210.00	210.00	—	—	752.00	61,681
Kevin M. Connor
AIP—Company(1)	N/A	N/A	—	120,500	241,000	—	—	—	—	—	—	—
AIP—Individual(2)	N/A	N/A	—	80,350	120,525	—	—	—	—	—	—	—
2010 Plan-Performance(3)	07/19/2010	07/08/2010	—	—	—	—	52.25	52.25	—	—	—	39,314
2010 Plan-Time(4)	07/19/2010	07/08/2010	—	—	—	—	210.00	210.00	—	—	—	158,006
2010 Plan-Option(5)	07/19/2010	07/08/2010	—	—	—	—	210.00	210.00	—	—	752.00	61,681
Stephen A. Colanero
AIP—Company(1)	N/A	N/A	—	140,600	281,200	—	—	—	—	—	—	—
AIP—Individual(2)	N/A	N/A	—	93,750	140,625	—	—	—	—	—	—	—
2010 Plan-Performance(3)	07/19/2010	07/08/2010	—	—	—	—	52.25	52.25	—	—	—	39,314
2010 Plan-Time(4)	07/19/2010	07/08/2010	—	—	—	—	210.00	210.00	—	—	—	158,006
2010 Plan-Option(5)	07/19/2010	07/08/2010	—	—	—	—	210.00	210.00	—	—	752.00	61,681
2004 Plan-Option(6)	07/12/2010	07/08/2010	—	—	—	—	1,023.00	1,023.00	—	—	752.00	307,831

(1)
The company component bonus of the annual incentive compensation program ("AIP") was based primarily on attainment of an adjusted EBITDA target of $387,800,000. The plan guideline was that no company performance component of the bonus would be paid below attainment of 90% of targeted adjusted EBITDA and that upon attainment of 100% of targeted adjusted EBITDA, each Named Executive Officer would receive 100% of his assigned bonus target. Upon attainment of 110% of targeted adjusted EBITDA, each Named Executive Officer would receive a maximum of 200% of his assigned bonus target. No company component bonuses were earned for fiscal 2011 under the annual incentive compensation program because the Company did not meet the minimum 90% of targeted adjusted EBITDA threshold.

(2)
The individual component bonus of AIP for fiscal 2011 was determined during the first quarter of fiscal 2012 following a review of each Named Executive Officer's individual performance and contribution to the Company's strategic and financial goals.

(3)
The amounts shown in this row presents the number and aggregate grant date fair value of restricted stock (performance vesting) awards granted in July 2010 in accordance with accounting rules ASC 718, Compensation—Stock Compensation. Of the total restricted share (performance vesting) awards approved by the Compensation Committee, approximately twenty-five percent of the total awards will be granted each year over a four-year period in accordance with ASC 718-10-55-95. Only the restricted share (performance vesting) awards that have been granted (twenty-five percent in fiscal 2011) have been included in the Grants of Plan-based Awards Table. The restricted share (performance vesting) grants for fiscal 2011 have a vesting term of approximately one year upon the Company meeting a pre-established annual adjusted EBITDA target of $387,800,000. The estimated fair value of the stock at the grant date was approximately $752 per share and was based upon a contemporaneous valuation reflecting market conditions. The Named Executive Officers did not vest in the restricted share (performance vesting) grants for fiscal 2011 as the Company did not meet the adjusted EBITDA target threshold established by the Compensation Committee.

(4)
The amounts shown in this row presents the number and aggregate grant date fair value of restricted stock (time vesting) awards granted in July 2010 in accordance with accounting rules ASC 718, Compensation—Stock Compensation. The restricted share (time vesting) grants vest on the fourth anniversary of the date of grant, subject to the Named Executive Officer's continued service with the Company. The estimated fair value of the stock at the grant date was approximately $752 per share and was based upon a contemporaneous valuation reflecting market conditions.

(5)
In July 2010, the Named Executive Officers received a grant of non-qualified stock options under the 2010 Equity Incentive Plan. The options vest in four equal annual installments, subject to continued employment. The stock options expire after ten years from the date of the grant. The estimated grant date fair value of the options was $293.72 per share and was determined using the Black-Scholes option-pricing model. The option exercise price was $752 per share.

(6)
In July 2010, Mr. Colanero received a grant of 1,023 non-qualified stock options under the 2004 Stock Option Plan. These options vest ratably over 5 years, subject to continued employment, with an exercise price of $752 per share. The estimated grant date fair value of the options was $300.91 per share and was determined using the Black-Scholes option-pricing model.

        The valuation assumptions used for the stock option and restricted stock awards are provided in Note 9—Stockholders' Equity to our audited consolidated financial statements included elsewhere in this prospectus.

Outstanding Equity Awards at end of Fiscal 2011

        The following table presents information regarding the outstanding equity awards of Parent common stock held by each of our Named Executive Officers as of March 31, 2011, including the vesting dates for the portions of these awards that had not vested as of that date:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Gerardo I. Lopez
2004 Plan-Option(1)	6,392.18000	9,588.27000	—	$323.95	03/06/2019	—	—	—	$—
2010 Plan-Option(5)	—	1,048.00000	—	752.00	07/19/2020	—	—	—	—
2010 Plan-Time(6)	—	—	—	—	—	—	—	1,048.00	788,525.00
Craig R. Ramsey
2004 Plan-Option(2)	4,092.28723	—	—	491.00	12/23/2014	—	—	—	—
2010 Plan-Option(5)	—	629.00000	—	752.00	07/19/2020	—	—	—	—
2010 Plan-Time(6)	—	—	—	—	—	—	—	629.00	473,266.00
John D. McDonald
2004 Plan-Option(2)	2,046.14362	—	—	491.00	12/23/2014	—	—	—	—
2010 Plan-Option(5)	—	629.00000	—	752.00	07/19/2020	—	—	—	—
2010 Plan-Time(6)	—	—	—	—	—	—	—	629.00	473,266.00
Robert J. Lenihan
2004 Plan-Option(3)	204.60000	818.40000	—	339.59	05/28/2019	—	—	—	—
2010 Plan-Option(5)	—	210.00000	—	752.00	07/19/2020	—	—	—	—
2010 Plan-Time(6)	—	—	—	—	—	—	—	210.00	158,006.00
Kevin M. Connor
2004 Plan-Option(2)	2,046.14362	—	—	491.00	12/23/2014	—	—	—	—
2010 Plan-Option(5)	—	210.00000	—	752.00	07/19/2020	—	—	—	—
2010 Plan-Time(6)	—	—	—	—	—	—	—	210.00	158,006.00
Stephen A. Colanero
2004 Plan-Option(4)	—	1,023.00000	—	752.00	07/12/2020	—	—	—	—
2010 Plan-Option(5)	—	210.00000	—	752.00	07/19/2020	—	—	—	—
2010 Plan-Time(6)	—	—	—	—	—	—	—	210.00	158,006.00

(1)
The options vest at a rate of 20% per year commencing on March 6, 2010.

(2)
The options vest at a rate of 20% per year commencing on December 23, 2005. The option exercise price per share of $1,000 was adjusted to $491 per share pursuant to the anti-dilution provisions of the 2004 Stock Option Plan to give effect to the payment of a one-time nonrecurring dividend paid by Parent on June 15, 2007 of $652,800,000 to the holders of its 1,282,750 shares of common stock.

(3)
The options vest at a rate of 20% per year commencing on May 28, 2010.

(4)
The options vest at a rate of 20% per year commencing on July 12, 2011.

(5)
The options vest at a rate of 25% per year commencing on July 19, 2011.

(6)
The restricted stock (time vesting) vests on the fourth anniversary on July 19, 2014.

        The restricted share (performance vesting) grants did not vest in fiscal 2011 and were not included in the "Outstanding Equity Awards at the end of Fiscal 2011" table. Of the total restricted share (performance vesting) awards approved by the Compensation Committee, approximately twenty-five percent of the total awards will be granted each year, starting in fiscal 2011, over a four-year period in accordance with ASC 718-10-55-95. The restricted share (performance vesting) grants have a vesting term of approximately one year upon the Company meeting a pre-established target determined by the Compensation Committee. Seventy-five percent of the total restricted share (performance vesting) awards approved have not been granted as of March 31, 2011 pursuant to ASC 718-10-55-95.

 Option Exercises and Stock Vested—Fiscal 2011

        None of our Named Executive Officers exercised options or held any outstanding vested stock awards during fiscal 2011.

Pension Benefits

        The following table presents information regarding the present value of accumulated benefits that may become payable to the Named Executive Officers under our qualified and nonqualified defined-benefit pension plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit(1) ($)	Payments During Last Fiscal Year ($)
Gerardo I. Lopez	—	—	$—	$—
Craig R. Ramsey	Defined Benefit Retirement Income Plan	12.00	197,290	—
	Supplemental Executive Retirement Plan	12.00	102,253	—
John D. McDonald	Defined Benefit Retirement Income Plan	31.05	362,740	—
	Supplemental Executive Retirement Plan	31.05	188,078	—
Robert J. Lenihan	—	—	—	—
Kevin M. Connor	Defined Benefit Retirement Income Plan	4.00	32,562	—
	Supplemental Executive Retirement Plan	4.00	13,446	—
Stephen A. Colanero	—	—		—

(1)
The accumulated benefit is based on service and earnings considered by the plans for the period through March 31, 2011. It includes the value of contributions made by the Named Executive Officers throughout their careers. The present value has been calculated assuming the Named Executive Officers will remain in service until age 65, the age at which retirement may occur without any reduction in benefits, and that the benefit is payable under the available forms of annuity consistent with the plans. The interest assumption is 5.86%. The post-retirement mortality assumption is based on the 2011 IRS Prescribed Mortality-Static Annuitant, male and female mortality table. See Note 12—Employee Benefit Plans to our audited consolidated financial statements included elsewhere in this prospectus for more information.

Pension and Other Retirement Plans

        We provide retirement benefits to the Named Executive Officers under the terms of qualified and non-qualified defined-benefit plans. The AMC Defined Benefit Retirement Income Plan is a tax-qualified retirement plan in which the Named Executive Officers participate on substantially the same terms as our other participating employees. However, due to maximum limitations imposed by ERISA and the Internal Revenue Code on the annual amount of a pension which may be paid under a qualified defined-benefit plan, the benefits that would otherwise be payable to the Named Executive Officers under the Defined Benefit Retirement Income Plan are limited. Because we did not believe that it was appropriate for the Named Executive Officers' retirement benefits to be reduced because of limits under ERISA and the Internal Revenue Code, we have non-qualified supplemental defined-benefit plans that permit the Named Executive Officers to receive the same benefit that would be paid under our qualified defined-benefit plan up to the old IRS limit, as indexed, as if the Omnibus Budget Reconciliation Act of 1993 had not been in effect. On November 7, 2006, our Board of Directors approved a proposal to freeze the AMC Defined Benefit Retirement Income Plan and the AMC Supplemental Executive Retirement Plan, effective as of December 31, 2006. As amended, benefits do not accrue after December 31, 2006, but vesting continues for associates with less than five years of vesting service. The material terms of the AMC Defined Benefit Retirement Income Plan and the AMC Supplemental Executive Retirement Plan are described below.

        AMC Defined Benefit Retirement Income Plan.    The AMC Defined Benefit Retirement Income Plan is a non-contributory defined-benefit pension plan subject to the provisions of ERISA. As mentioned above, the plan was frozen effective December 31, 2006.

        The plan provides benefits to certain of our employees based upon years of credited service and the highest consecutive five-year average annual remuneration for each participant. For purposes of calculating benefits, average annual compensation is limited by Section 401(a)(17) of the Internal Revenue Code, and is based upon wages, salaries and other amounts paid to the employee for personal services, excluding certain special compensation. Under the defined benefit plan, a participant earns a vested right to an accrued benefit upon completion of five years of vesting service.

        AMC Supplemental Executive Retirement Plan.    AMC also sponsors a Supplemental Executive Retirement Plan to provide the same level of retirement benefits that would have been provided under the retirement plan had the federal tax law not been changed in the Omnibus Budget Reconciliation Act of 1993 to reduce the amount of compensation which can be taken into account in a qualified retirement plan. The plan was frozen, effective December 31, 2006, and no new participants can enter the plan and no additional benefits can accrue thereafter.

        Subject to the forgoing, any individual who is eligible to receive a benefit from the AMC Defined Benefit Retirement Income Plan after qualifying for early, normal or late retirement benefits thereunder, the amount of which is reduced by application of the maximum limitations imposed by the Internal Revenue Code, is eligible to participate in the Supplemental Executive Retirement Plan.

        The benefit payable to a participant equals the monthly amount the participant would receive under the AMC Defined Benefit Retirement Income Plan without giving effect to the maximum recognizable compensation for qualified retirement plan purposes imposed by the Internal Revenue Code, as amended by Omnibus Budget Reconciliation Act of 1993, less the monthly amount of the retirement benefit actually payable to the participant under the AMC Defined Benefit Retirement Income Plan, each as calculated as of December 31, 2006. The benefit is an amount equal to the actuarial equivalent of his/her benefit, computed by the formula above, payable in either a lump sum (in certain limited circumstances, specified in the plan) or equal semi-annual installments over a period of two to ten years, with such form, and, if applicable, period, having been irrevocably elected by the participant.

        If a participant's employment with us terminates for any reason (or no reason) before the earliest date he/she qualifies for early, normal or late retirement benefits under the AMC Defined Benefit Retirement Income Plan, no benefit is payable under the Supplemental Executive Retirement Plan.

 Nonqualified Deferred Compensation

        The following table presents information regarding the contributions to and earnings on the Named Executive Officers' deferred compensation balances during fiscal 2011, and also shows the total deferred amounts for the Named Executive Officers at the end of fiscal 2011:

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Gerardo I. Lopez	$—	$400,000	$—	$—	$800,000
Craig R. Ramsey	16,288	—	27,183	—	181,358
John D. McDonald	80,152	—	22,531	—	117,319
Robert J. Lenihan	—	—	—	—	—
Kevin M. Connor	—	—	—	—	—
Stephen A. Colanero	—	—	—	—	—

(1)
The activity for Mr. Lopez reflects the vested portion of his Special Incentive Bonus.

Non-Qualified Deferred Compensation Plan

        We permit the Named Executive Officers and other key employees to elect to receive a portion of their compensation reported in the Summary Compensation Table on a deferred basis. Deferrals of compensation during fiscal 2011 and in recent years have been made under the AMC Non-Qualified Deferred Compensation Plan. Participants of the plan are able to defer annual salary and bonus (excluding commissions, expense reimbursement or allowances, cash and non-cash fringe benefits and any stock-based incentive compensation). Amounts deferred under the plans are credited with an investment return determined as if the participant's account were invested in one or more investment funds made available by the Committee and selected by the participant. We may, but need not, credit the deferred compensation account of any participant with a discretionary or profit sharing credit as determined by us. The deferred compensation account will be distributed either in a lump sum payment or in equal annual installments over a term not to exceed 10 years as elected by the participant and may be distributed pursuant to in-service withdrawals pursuant to certain circumstances. Any such payment shall commence upon the date of a "Qualifying Distribution Event" (as such term is defined in the Non-Qualified Deferred Compensation Plan). The Qualifying Distribution Events are designed to be compliant with Section 409A of the Internal Revenue Code.

        Pursuant to his employment agreement, Mr. Gerardo Lopez is entitled to a one-time special incentive bonus of $2,000,000 that vests at the rate of $400,000 per year over five years, effective March 2009, provided that he remains employed on each vesting date. The first three installments of the special incentive bonus are payable on the third anniversary and the fourth and fifth installments are payable upon vesting. The special incentive bonus of $2,000,000 shall immediately vest in full upon Mr. Lopez's involuntary termination within twelve months after a change of control, as defined in the employment agreement. As of March 31, 2011, Mr. Lopez has vested in two-fifths, or $800,000, of this special incentive bonus to be paid on his third anniversary.

Potential Payments Upon Termination or Change in Control

        The following section describes the benefits that may become payable to certain Named Executive Officers in connection with a termination of their employment with Parent and/or a change in control of Parent, changes in responsibilities, salary or benefits. In addition to the benefits described below, outstanding equity-based awards held by our Named Executive Officers may also be subject to accelerated vesting in connection with a change in control of Holdings under the terms of our 2010 Equity Incentive Plan. Outstanding options awards held by Mr. Lopez under the 2004 Stock Option

Plan may also be subject to accelerated vesting in connection with a change in control pursuant to the terms of his employment agreement.

        Assumptions.    As prescribed by the SEC's disclosure rules, in calculating the amount of any potential payments to the Named Executive Officers under the arrangements described below, we have assumed that the applicable triggering event (i.e., termination of employment and/or change in control) occurred on the last business day of fiscal 2011.

Gerardo I. Lopez

        Mr. Lopez's employment agreement, described above under "—Employment Agreements—Salary and Bonus Payments," provides for certain benefits to be paid to Mr. Lopez in connection with a termination of his employment under the circumstances described below.

        Severance Benefits.    In the event Mr. Lopez's employment is terminated as a result of an involuntary termination during the employment term without cause (other than termination due to death or "Disability"), or by Mr. Lopez pursuant to a termination for "Good Reason" or after a "Change of Control" (as those terms are defined in the employment agreement), Mr. Lopez will be entitled to severance pay equal to two times the sum of his base salary plus the average of each Annual Incentive Plan bonus paid to the Executive during the 24 months preceding the severance date. In addition, upon such a qualifying termination, the stock options granted pursuant to the employment agreement under the 2004 Stock Option Plan and the stock options and restricted stock granted pursuant to the 2010 Equity Incentive Plan shall vest in full. The special incentive bonus equal to $2,000,000, which vests in equal annual installments over five years, shall immediately vest and be paid in full upon the involuntary termination of employment within twelve months after a change of control.

        If Mr. Lopez had terminated employment with us on March 31, 2011 pursuant to his employment agreement under the circumstances described in the preceding paragraph, we estimate that he would have been entitled to a cash payment equal to $1,456,000. This amount is derived by multiplying two by the sum of $728,000, which represents Mr. Lopez's annualized base salary rate in effect on March 31, 2011. Mr. Lopez would have been entitled to a cash payment equal to the average of each Annual Incentive Plan bonus paid during the past 24 months. Mr. Lopez received an Annual Incentive Plan bonus in fiscal 2011 and 2010 of $203,800 and $674,240, respectively, which would entitle him to receive an average Annual Incentive Plan cash payment of $439,020. Additionally, Mr. Lopez would have been entitled to accelerated vesting of unvested stock options granted pursuant to the employment agreement with a grant date fair value of $1,241,297 (options were valued based on a Black-Sholes option pricing model as of March 2009) and accelerated vesting of unvested stock options and restricted stock (time vesting and performance vesting) granted pursuant to the 2010 Equity Incentive Plan with a grant date fair value of $1,688,303 (options were valued based on a Black-Sholes option pricing model as of July 2010 and the restricted stock fair value was based upon a contemporaneous valuation reflecting market conditions). We estimated the grant date fair value for seventy-five percent of the total restricted stock (performance vesting) award under the 2010 Equity Incentive Plan, as only the first year or twenty-five percent of the award, which has been granted according to Accounting Standards Codification 718-10-55-95, did not vest and has been forfeited. The special incentive bonus of $2,000,000 shall immediately vest and be paid in full upon Mr. Lopez's involuntary termination within twelve months after a change of control.

Other Named Executive Officers

        The employment agreements for each of the other Named Executive Officers, described above under "—Employment Agreements—Salary and Bonus Payments," provide for certain benefits to be paid to the executive in connection with a termination of his employment under the circumstances described below and/or a change in control.

        Severance Benefits.    In the event the executive's employment is terminated during the employment term as a result of the executive's death or "Disability" or by us pursuant to a "Termination Without Cause" or by the executive following certain changes in his responsibilities, annual base salary or benefits, the executive (or his personal representative) will be entitled to a lump cash severance payment equal to one or two years of his base salary then in effect.

        Mr. Lenihan and Mr. Colanero will be entitled to receive cash severance payments equal to two years of their individual base salary in equal installments over a period of twenty-four consecutive months and, pursuant to their employment agreements, are not entitled to severance benefits for an employment termination resulting from death or "Disability".

        Upon a termination of employment with us on March 31, 2011 under the circumstances described in the preceding paragraph, we estimate that each Named Executive Officer (other than Mr. Lopez) would have been entitled to a lump sum cash payment as follows: Mr. Craig Ramsey—$816,200; Mr. John McDonald—$816,200; Mr. Robert Lenihan—$844,600; Mr. Kevin Connor—$669,500; and Mr. Stephen Colanero—$721,000. These amounts are derived by multiplying two by the respective executive's annualized base salary rate in effect on March 31, 2011 by two.

        Pursuant to the 2010 Equity Incentive Plan, if within one year following a Change of Control, the Named Executive Officer's service is terminated by the Company without cause, the unvested stock options and restricted stock shall vest in full. Upon such a qualifying termination, we estimate that each Named Executive Officer (other than Mr. Lopez) would have been entitled to accelerated vesting of unvested stock options and restricted stock (time vesting and performance vesting) with a grant date fair value as follows: Mr. Craig Ramsey—$1,012,965; Mr. John McDonald—$1,012,965; Mr. Robert Lenihan—$337,628; Mr. Kevin Connor—$337,628; and Mr. Stephen Colanero—$337,628. (Options were valued based on a Black-Sholes option pricing model as of July 2010 and the restricted stock fair value was based upon a contemporaneous valuation reflecting market conditions). We estimated the grant date fair value for seventy-five percent of the total restricted stock (performance vesting) award under the 2010 Equity Incentive Plan, as only the first year or twenty-five percent of the award, which has been granted according to Accounting Standards Codification 718-10-55-95, did not vest and has been forfeited.

        Restrictive Covenants.    Pursuant to each Named Executive Officer's employment agreement, the executive has agreed not to disclose any confidential information of ours at any time during or after his employment with American Multi-Cinema, Inc./AMCE.

Director Compensation—Fiscal 2011

        The following section presents information regarding the compensation paid during fiscal 2011 to members of our Board of Directors who are not also our employees (referred to herein as "Non-Employee Directors"). The compensation paid to Mr. Gerardo I. Lopez, who is also an employee, is presented above in the Summary Compensation Table and the related explanatory tables. Mr. Lopez did not receive additional compensation for his service as a director.

Non-Employee Directors

        We paid our directors an annual cash retainer of $50,000, plus $1,500 for each meeting of the board of directors they attended in person or by phone, plus $1,000 for each committee meeting they attended. We also reimbursed all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

        The following table presents information regarding the compensation of our non-employee Directors in fiscal 2011:

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation ($)	All other Compensation ($)	Total ($)
Aaron J. Stone	$57,000	$—	$—	$—	$—	$—	$57,000
Dr. Dana B. Ardi	$56,000	—	—	—	—	—	$56,000
Stephen P. Murray	$55,500	—	—	—	—	—	$55,500
Stan Parker(1)	$56,000	—	—	—	—	—	$56,000
Philip H. Loughlin	$55,500	—	—	—	—	—	$55,500
Eliot P. S. Merrill	$61,000	—	—	—	—	—	$61,000
Kevin Maroni	$60,000	—	—	—	—	—	$60,000
Travis Reid(2)	$5,000	—	—	—	—	—	$5,000

(1)
On November 23, 2011, Stan Parker resigned from his position as a member of the Company's Board of Directors.

(2)
On October 15, 2010, Travis Reid resigned from his position as a member of the Company's Board of Directors.

Compensation Committee Interlocks and Insider Participation

        The Compensation Committee members whose names appear on the Compensation Committee Report were committee members during all of fiscal 2011, except for Mr. Travis Reid, who resigned on October 15, 2010. No member of the Compensation Committee is or has been a former or current executive officer of the Company or has had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity that has one or more executive officers serving on our Board of Directors or on the Compensation Committee during the fiscal year ended March 31, 2011.

Risk Oversight

        The Board of Directors executes its oversight responsibility for risk management directly and through its Committees, as follows:

        The Audit Committee has primary responsibility for overseeing the Company's Enterprise Risk Management, or "ERM", program. The Company's Director of Reporting and Control, who reports to the Audit Committee quarterly, facilitates the ERM program with consideration given to our Annual Operating Plan and with direct input obtained from the Senior Leadership Team, or "SLT", the heads of our principal business and corporate functions, and their direct reports, under the executive sponsorship of our Executive Vice President and Chief Financial Officer, our Senior Vice President of Strategy and Strategic Partnerships and our Senior Vice President and Chief Accounting Officer. The Audit Committee's meeting agendas include discussions of individual risk areas throughout the year, as well as an annual summary of the ERM process.

        The Board's other Committees oversee risks associated with their respective areas of responsibility. For example, the Compensation Committee considers the risks associated with our compensation policies and practices, with respect to both executive compensation and compensation generally. The Board of Directors is kept abreast of its Committees' risk oversight and other activities via reports of the Committee Chairmen to the full Board. These reports are presented at every regular Board of

Directors meeting and include discussions of Committee agenda topics, including matters involving risk oversight.

        The Board of Directors considers specific risk topics, including risks associated with our Annual Operating Plan and our capital structure. In addition, the Board of Directors receives detailed regular reports from the members of our SLT that include discussions of the risks and exposures involved in their respective areas of responsibility. Further, the Board of Directors is routinely informed of developments that could affect our risk profile or other aspects of our business.

Policies and Practices as They Relate to Risk Management

        The Compensation Committee believes the elements of the Company's executive compensation program effectively link performance-based compensation to financial goals and stockholders' interests without encouraging executives to take unnecessary or excessive risks in the pursuit of those objectives. The Compensation Committee believes that the overall mix of compensation elements is appropriately balanced and does not encourage the taking of short-term risks at the expense of long-term results. Long-term incentives for our executives are awarded in the form of equity instruments reflecting, or valued by reference to, our common stock. Long-term incentive awards are generally made on an annual basis and are subject to a multi-year vesting schedule which helps ensure that award recipients always have significant value tied to long-term stock price performance. The Compensation Committee believes that the combination of granting the majority of long-term incentives in the form of option awards, together with the Company stock actually owned by our executives, appropriately links the long-term interests of executives and stockholders, and balances the short-term nature of annual incentive cash bonuses and any incentives for undue risk-taking in our other compensation arrangements.

Equity Incentive Plans

        As of the date of this prospectus, our employees and directors hold outstanding stock options for the purchase of up to           shares of our common stock. Those options were granted under the AMC Entertainment Holdings, Inc. Amended and Restated 2004 Stock Option Plan (the "2004 Plan") and our 2010 Equity Incentive Plan. As of                   , 2011,      of those options had vested and the balance were not vested. The exercise prices of those options ranged from $      per share to $      per share and each of those options had a maximum term of ten years from the applicable date of grant.

        The following sections provide more detailed information concerning our incentive plans and the shares that are available for future awards under these plans. Each summary below is qualified in its entirety by the full text of the relevant plan document and/or option agreement, which has been filed with the Securities and Exchange Commission and is an exhibit to the Form S-1 Registration Statement of which this prospectus is a part and is available through the Securities and Exchange Commission's Internet site at http://www.sec.gov.

2004 Plan

        We adopted the 2004 Plan as amended and restated as of July 11, 2007. Under the 2004 Plan, we are generally authorized to grant options to purchase shares of our common stock to certain of our employees, non-employee directors and consultants and certain employees of our subsidiaries. Options under the 2004 Plan are either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or nonqualified stock options. All options granted under the plan expire no later than ten years from their date of grant. No new awards will be granted under the 2004 Plan after the consummation of this offering.

        Our Compensation Committee administers the 2004 Plan. As is customary in incentive plans of this nature, the number of shares subject to outstanding awards under the 2004 Plan and the exercise prices of those awards, are subject to adjustment in the event of changes in our capital structure, reorganizations and other extraordinary events. In the event of a corporate event (as defined in the plan), the plan administrator has discretion to provide for the accelerated vesting of awards, among other things.

        Our board of directors or our Compensation Committee may amend or terminate the 2004 Plan at any time. The 2004 Plan requires that certain amendments, to the extent required by applicable law or any applicable listing agency or deemed necessary or advisable by the board of directors, be submitted to stockholders for their approval.

2010 Equity Incentive Plan

        On July 8, 2010, our board of directors and our stockholders approved the adoption of the AMC Entertainment Holdings, Inc. 2010 Equity Incentive Plan (the "2010 Plan").

Purpose

        The purpose of the 2010 Plan is to attract, retain and motivate the officers, employees, non-employee directors, and consultants of us, and any of our subsidiaries and affiliates and to promote the success of our business by providing the participants with appropriate incentives.

Administration

        The 2010 Plan will be administered by the Compensation Committee.

Available Shares

        The aggregate number of shares of our common stock for delivery pursuant to awards granted under the 2010 Plan is            shares (subject to adjustment), which may be either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury.

        Subject to adjustment as provided for in the 2010 Plan, (i) the number of shares available for granting incentive stock options under the 2010 Plan will not exceed            shares and (ii) the maximum number of shares that may be granted to a participant each year is          . To the extent shares subject to an award are not issued or delivered by reason of (i) the expiration, cancellation, forfeiture or other termination of an award, (ii) the withholding of such shares in satisfaction of applicable taxes or (iii) the settlement of all or a portion of an award in cash, then such shares will again be available for issuance under the 2010 Plan.

Eligibility

        Directors, officers and other employees of us and of any of our subsidiaries and affiliates, as well as others performing consulting services for us or any of our subsidiaries or affiliates will be eligible for grants under the 2010 Plan.

Awards

        The 2010 Plan provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights ("SARs"), restricted stock awards, other stock-based awards or performance-based compensation awards.

        Award agreements under the 2010 Plan generally have the following features, subject to change by the Compensation Committee:

  •
  Non-Qualified Stock Option Award Agreement:  25% of the options will vest on each of the first four anniversaries of the date of grant; provided, however, that the options will become fully vested and exercisable if within one year following a Change of Control, the participant's service is terminated by us or any of our affiliates without Cause.

  •
  Restricted Stock Award Agreement (Time Vesting):  The restricted shares will become vested on the fourth anniversary of the date of grant; provided, however, that the restricted shares will become fully vested if, within one year following a Change of Control, the participant's service is terminated by us or any of our affiliates without Cause.

  •
  Restricted Stock Award Agreement (Performance Vesting):  25% of the restricted shares will become vested in each year over a four-year period upon us meeting certain pre-established annual performance targets; provided, however, that the restricted shares will become fully vested if within one year following a Change of Control, the participant's service is terminated by us or any of our affiliates without Cause.

        "Change of Control" unless otherwise specified in the award agreement, means an event or series of events that results in any of the following: (a) a change in our ownership occurs on the date that any one person or more than one person acting as a group (as determined under Treasury Regulation Section 1.409A-3(i)(5)(v)(B)), other than our subsidiaries, acquires ownership of our stock that, together with stock held by such person or group, constitutes more than fifty percent (50%) of our total voting power. However, if any one person (or more than one person acting as a group) is considered to own more than fifty percent (50%) of the total fair market value or total voting power of our stock prior to the acquisition, any acquisition of additional stock by the same person or persons is not considered to cause a change in our ownership; (b) a change in our effective control occurs if, during any twelve-month period, the individuals, who at the beginning of such period constitute our board of directors (the "Incumbent Board"), cease for any reason to constitute at least a majority of the board of directors, provided, however, that if the election, or nomination for election by our stockholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, such new director shall be considered a member of the Incumbent Board, and provided, further, that any reductions in the size of the Board that are instituted voluntarily by the Incumbent Board shall not constitute a "Change of Control", and after any such reduction the "Incumbent Board" shall mean the board of directors as so reduced; or (c) a change in the ownership of a substantial portion of our assets occurs on the date that any one person, or more than one person acting as a group (as determined under Treasury Regulation Section 1.409A-3(i)(5)(v)(B)), other than any of our subsidiaries, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) our assets that have a total gross fair market value of more than fifty percent (50%) of the total gross fair market value of all our assets immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of our assets, or the value of the assets being disposed of, determined in good faith by the board of directors without regard to any liabilities associated with such assets; provided, that, in no event shall a Change of Control be deemed to occur under clause (a), (b) or (c) hereof, for purposes of the 2010 Plan and any award agreement, as a result of (i) an initial public offering of our stock or (ii) a change in the majority of the Incumbent Board in connection with an initial public offering of our stock or a secondary public offering of our stock.

        "Cause" means, (i) a material breach by the participant of any of the participant's obligations under any written agreement with us or any of our affiliates, (ii) a material violation by the participant of any of our policies, procedures, rules and regulations applicable to employees generally or to similarly situated employees, in each case, as they may be amended from time to time in our sole discretion; (iii) the failure by the participant to reasonably and substantially perform his or her duties to us or our affiliates (other than as a result of physical or mental illness or injury) or the failure by the participant to comply with reasonable directives of our board of directors; (iv) the participant's willful misconduct (including abuse of controlled substances) or gross negligence that is injurious to us, our affiliates or any of our respective customers, clients or employees; (v) the participant's fraud, embezzlement, misappropriation of funds or beach of fiduciary duty against us or any of our affiliates (or any predecessor thereto or successor thereof); or (vi) the commission by the participant of a felony or other serious crime involving moral turpitude. Notwithstanding the foregoing, if the participant is a party to an employment agreement with us or any of our affiliates at the time of his or her termination of employment and such employment agreement contains a different definition of "cause" (or any derivation thereof), the definition in such employment agreement will control for purposes of the award agreement.

        In consideration for the grants of the awards, the award agreements subject the participants to certain restrictive covenants and confidentiality obligations.

Adjustment

        In the event of any corporate event or transaction involving us, any of our subsidiaries and/or affiliates such as a merger, reorganization, capitalization, stock split, spin-off, or any similar corporate event or transaction, the Compensation Committee will, to prevent dilution or enlargement of participants' rights under the 2010 Plan, substitute or adjust in its sole discretion the awards.

Amendment and Termination

        Subject to the terms of the 2010 Plan, the Compensation Committee, in its sole discretion, may amend, alter, suspend, discontinue or terminate the 2010 Plan, or any part thereof or any award (or award agreement), at any time. In the event any award is subject to Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"), the Compensation Committee may amend the 2010 Plan and/or any award agreement without the applicable participant's prior consent to exempt the 2010 Plan and/or any award from the application of Section 409A, preserve the intended tax treatment of any such award or comply with the requirements of Section 409A.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding beneficial ownership of our capital stock as of November 23, 2011 after giving effect to the Reclassification, with respect to:

  •
  each person or group of affiliated persons known by us to own beneficially more than 5% of the outstanding shares of any class of its capital stock, together with their addresses;

  •
  each of our directors;

  •
  each of our Named Executive Officers; and

  •
  all directors and nominees and executive officers as a group.

Percentage of Shares Beneficially Owned
Name and Address	Number of Shares Beneficially Owned	Before Offering	After Offering
5% Beneficial Owners:
J.P. Morgan Partners (BHCA), L.P. and Related Funds(1)(2)		38.97%
Apollo Investment Fund V, L.P. and Related Funds(3)(4)		38.97%
Bain Capital Investors, LLC and Related Funds(5)(6)		15.13%
The Carlyle Group Partners III Loews, L.P. and Related Funds(7)(8)		15.13%
Spectrum Equity Investors IV. L.P. and Related Funds(9)(10)		9.79%
Directors and Named Executive Officers:		*
Gerardo I. Lopez(11)(12)		*
Craig R. Ramsey(11)(13)		*
John D. McDonald(11)(14)		*
Robert J. Lenihan(11)(15)		*
Kevin M. Connor(11)(16)		*
Stephen A. Colanero(11)(17)		*
Dr. Dana B. Ardi(1)		*
Stephen P. Murray(1)		*
Lee Solomon(18)		*
Aaron J. Stone(18)		*
Philip H. Loughlin(5)(6)		*
Eliot P. S. Merrill(7)		*
Kevin Maroni(9)(19)		*
All directors and executive officers as a group (20 persons)		*

*
less than 2%

(1)
Represents             shares of common stock owned by J.P. Morgan Partners Global Investors, L.P.,             shares of common stock owned by J.P. Morgan Partners Global Investors Cayman, L.P.,             shares of common stock owned by J.P. Morgan Partners Global Investors Cayman II, L.P.,             shares of common stock owned by AMCE (Ginger), L.P.,             shares of common stock owned by AMCE (Luke), L.P.,             shares of common stock owned by J.P. Morgan Partners Global Investors (Selldown), L.P.,             shares of common stock owned by AMCE (Scarlett), L.P.,              shares of common stock owned by J.P. Morgan Partners Global Investors (Selldown) II, L.P.,             shares of common stock owned by J.P. Morgan Partners Global Fund/AMC/Selldown II, L.P.,             shares of common stock owned by J.P. Morgan Partners Global Investors (Selldown) II-C, L.P., (collectively, the "Global Investor Funds") and              shares of common stock owned by J.P. Morgan Partners (BHCA), L.P. ("JPMP BHCA"). The general partner of the

  Global Investor Funds is JPMP Global Investors, L.P. ("JPMP Global"). The general partner of JPMP BHCA is JPMP Master Fund Manager, L.P. ("JPMP MFM"). The general partner of JPMP Global and JPMP MFM is JPMP Capital Corp. ("JPMP Capital"), a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded company ("JPM Chase"). Each of JPMP Global, JPMP MFM and JPMP Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by the Global Investor Funds and JPMP BHCA. Each of JPMP Global, JPMP MFM and JPMP Capital disclaims beneficial ownership of such shares. Voting and investment control over the shares held by the Global Investor Funds and JPMP BHCA is exercised by an investment committee of JPMP Capital. Members of this committee are Ina Drew, John Wilmot and Ana Capella Gomez-Acebo, each of whom disclaims beneficial ownership of such shares.

  Stephen P. Murray is President and Chief Executive Officer of CCMP Capital Advisors, LLC, a private equity firm comprised of the former buyout/growth equity professionals of J.P. Morgan Partners who separated from JPM Chase to form an independent private equity platform. Dr. Dana B. Ardi is the Managing Director and Founder of Corporate Anthropology Advisors, LLC, a consulting company that provides human capital advisory and innovative solutions that build value through organizational design and people development. Mr. Murray and Dr. Ardi are serving on the Board of Directors of the Company as designees of J.P. Morgan Partners. Each of Mr. Murray and Dr. Ardi disclaims any beneficial ownership of any shares beneficially owned by the J.P. Morgan Partners entities. The address of Dr. Ardi is 211 Central Park West, New York, New York 10024. The address of Mr. Murray is c/o CCMP Capital Advisors, LLC, 245 Park Avenue, New York, New York 10167. The address of each of the JPMorgan Partners entities is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017, except that the address of each Cayman entity is c/o Walkers SPV Limited, PO Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands. Each of the Global Investor Funds, JPMP BHCA, JPMP Global, JPMP MFM and JPMP Capital are part of the J.P. Morgan Partners private equity business unit of JPM Chase. J.P. Morgan Partners is one of our Sponsors.

(2)
Includes             shares of common stock of certain co-investors, which, pursuant to a voting agreement, must be voted by such co-investors to elect JPMP designees for Parent's board of directors.

(3)
Represents shares owned by the following group of investment funds: (i)              shares of common stock owned by Apollo Investment Fund V, L.P.; (ii)              shares of common stock owned by Apollo Overseas Partners V, L.P.; (iii)               shares of common stock owned by Apollo Netherlands Partners V(A), L.P.; (iv)              shares of common stock owned by Apollo Netherlands Partners V(B), L.P.; and (v)              shares of common stock owned by Apollo German Partners V GmbH & Co. KG (collectively, the "Apollo Funds"). Apollo Advisors V, L.P. ("Advisors V") is the general partner or the managing general partner of each of the Apollo Funds. Apollo Capital Management V, Inc. ("ACM V") is the general partner of Advisors V. Apollo Management V, L.P. ("Management V") serves as the day-to-day manager of each of the Apollo Funds. AIF V Management, LLC ("AIF V LLC") is the general partner of Management V and Apollo Management, L.P. ("Apollo Management") is the sole member and manager of AIF V LLC. Each of Advisors V, ACM V, Management V, AIF V LLC and Apollo Management disclaim beneficial ownership of all shares of common stock owned by the Apollo Funds. The address of the Apollo Funds, Advisors V, Management V, AIF V LLC and Apollo Management is c/o Apollo Management, L.P., Two Manhattanville Road, Suite 203, Purchase, New York 10017.

Leon Black, Joshua Harris and Marc Rowan effectively have the power to exercise voting and investment control over ACM V, with respect to the shares held by the Apollo Funds. Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of such shares.

(4)
Includes             shares of common stock of certain co-investors, which, pursuant to a voting agreement, must be voted by such co-investors to elect Apollo designees to Parent's board of directors.

(5)
Represents shares owned by the following group of investment funds associated with Bain: (i)              shares of common stock owned by Bain Capital (Loews) I Partnership, whose administrative member is Bain Capital (Loews) L, L.L.C., whose general partners are Bain Capital (Loews) A Partnership, Bain Capital (Loews) L Partnership and Bain Capital (Loews) P Partnership, each of whose general partners are (x) Bain Capital Holdings (Loews) I, L.P., whose general partner is Bain Capital Partners VII, L.P., whose general partner is Bain Capital Investors, LLC ("BCI") and (y) Bain Capital AIV (Loews) II, L.P., whose general partner is Bain Capital Partners VIII, L.P., whose general partner is BCI and (ii)              shares of common stock owned by Bain Capital AIV (Loews) II, L.P., whose general partner is Bain Capital Partners VIII, L.P., whose general partner is BCI. The address of Mr. Loughlin and each of the Bain entities is c/o Bain Capital Partners, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

BCI, by virtue of the relationships described above, may be deemed to have voting or investment control with respect to the shares held by each of the Bain entities. BCI disclaims beneficial ownership of such shares.

(6)
Voting and investment control over the shares held by Bain Capital (Loews) I Partnership and Bain Capital AIV (Loews) II, L.P. is exercised by the investment committee of BCI. Members of the investment committee are Andrew B. Balson, Steven W. Barnes, Joshua Bekenstein, John P. Connaughton, Todd Cook, Paul B. Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, Matthew S. Levin, Ian K. Loring, Philip Loughlin, Mark E. Nunnelly, Stephen G. Pagliuca, Mark Verdi, Michael Ward and Stephen M. Zide, each of whom disclaims beneficial ownership of the shares.

(7)
Represents shares owned by the following group of investment funds affiliated with Carlyle: (i)              shares of common stock owned by Carlyle Partners III Loews, L.P., whose general partner is TC Group III, L.P., whose general partners is TC Group III, L.L.C., whose sole managing member is TC Group, L.L.C., whose sole managing member is TCG Holdings, L.L.C. and (ii)              shares of common stock owned by CP III Coinvestment, L.P., whose general partner is TC Group III, L.P., whose general partner is TC Group III, L.L.C., whose sole managing member is TC Group, L.L.C., whose sole managing member is TCG Holdings, L.L.C. Mr. Merrill is a Managing Director of the Carlyle Group, and in such capacity, may be deemed to share beneficial ownership of the shares of common stock held by investment funds associated with or designated by the Carlyle Group. Mr. Merrill expressly disclaims beneficial ownership of the shares held by the investment funds associated with or designated by the Carlyle Group. The address of Mr. Merrill and the Carlyle Group is c/o The Carlyle Group, 520 Madison Avenue, 42nd floor, New York, New York 10022.

(8)
Voting and investment control over the shares held by Carlyle Partners III Loews, L.P. and CP III Coinvestment, L.P. is exercised by the three-person managing board of TCG Holdings, L.L.C. Members of this managing board are William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein, each of whom disclaims beneficial ownership of the shares.

(9)
Represents shares owned by the following group of investment funds affiliated with Spectrum: (i)              shares of common stock owned by Spectrum Equity Investors IV, L.P., whose general partner is Spectrum Equity Associates IV, L.P., (ii)              shares of common stock owned by Spectrum Equity Investors Parallel IV, L.P. whose general partner is Spectrum Equity Associates IV, L.P., and (iii)              shares of common stock owned by Spectrum IV Investment Managers' Fund, L.P. Kevin Maroni is a Senior Managing Director of Spectrum and disclaims beneficial ownership of any shares beneficially owned by Spectrum. The address of Mr. Maroni and Spectrum Equity Investors is c/o Spectrum Equity Investors, One International Place, 29th Floor, Boston, Massachusetts 02110.

  SpectrumEquity Associates IV, L.P., by virtue of the relationships described above, may be deemed to have voting or investment control with respect to the shares held by Spectrum Equity Investors IV, L.P. and Spectrum Equity Investors Parallel IV, L.P. Spectrum Equity Associates IV, L.P. disclaims beneficial ownership of such shares.

(10)
Voting and investment control over the shares held by the Spectrum entities is exercised by the investment committees of Spectrum Equity Associates IV, L.P. and Spectrum IV Investment Managers' Fund, L.P. Members of each of these investment committees are Brion B. Applegate, William P. Collatos, Benjamin M. Coughlin, Randy J. Henderson, Michael J. Kennealy, Kevin J. Maroni, Christopher T. Mitchell and Victor E. Parker, each of whom disclaims beneficial ownership of the shares.

(11)
The address of such person is c/o AMC Entertainment Holdings, Inc., 920 Main Street, Kansas City, Missouri 64105.

(12)
Includes             shares underlying options.

(13)
Includes             shares underlying options.

(14)
Includes             shares underlying options.

(15)
Includes             shares underlying options.

(16)
Includes             shares underlying options.

(17)
Includes             shares underlying options.

(18)
Although each of Messrs. Solomon and Stone may be deemed a beneficial owner of shares of Parent beneficially owned by Apollo due to his affiliation with Apollo and its related investment managers and advisors, each such person disclaims beneficial ownership of any such shares. The address of Messrs. Solomon and Stone is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

(19)
Includes             shares underlying options.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

        As of September 29, 2011 we had $2.3 billion of outstanding indebtedness. The following is a summary of provisions relating to our indebtedness.

Senior Secured Credit Facility

        On December 15, 2010, we amended our senior secured credit facility, entered into on January 26, 2006 with a syndicate of banks and other financial institutions, which consists of a:

  •
  term loan facility with $142.5 million of term loans, maturing on January 26, 2013 ("Term Loan due 2013") and $476.6 million of term loans maturing on December 15, 2016 ("Term Loan due 2016"); and

  •
  $192.5 million revolving credit facility maturing on December 15, 2015.

        The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the swingline loans.

        As of September 29, 2011, we had $614.3 million outstanding under our term loan facility and $182.0 million available under our revolving credit facility.

Interest Rate and Fees

        The borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the base rate of Citibank, N.A. and (2) the federal funds rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the offered rate for deposits in U.S. dollars appearing on the applicable Telerate screen for the interest period relevant to such borrowing adjusted for certain additional reserves. The current applicable margin for borrowings under the revolving credit facility is 2.25% with respect to base rate borrowings and 3.25% with respect to LIBOR borrowings (which margins may be reduced subject to our attaining certain leverage ratios), the current applicable margin for borrowings under the Term Loan due 2013 is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings (which margins may be reduced subject to our attaining certain leverage ratios), and the applicable margin for borrowings under the Term Loan due 2016 is 2.25% with respect to base rate borrowings and 3.25% with respect to LIBOR borrowings.

        In addition to paying interest on outstanding principal under the senior secured credit facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50%.

Prepayments

        The senior secured credit facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

  •
  after its first full fiscal year after the closing, 50% of AMCE's excess cash flow if AMCE's net senior secured leverage ratio is greater than a certain threshold as of the last day of any fiscal year;

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  100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, subject to certain exceptions and limitations; and

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  100% of the net proceeds of any incurrence of debt other than debt permitted under the senior secured credit facility.

        We may voluntarily repay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans and if on or prior to December 15, 2011, we make any prepayments of the Term Loan due 2016 in connection with a repricing transaction, or effect an amendment resulting in a repricing transaction, we must pay a prepayment premium of 1.00% of the Term Loan due 2016 principal being prepaid.

Amortization

        Balances under the Term Loan due 2013 and the Term Loan due 2016 amortize each year in amounts equal to 1% per annum in equal quarterly installments for (a) the first six years and nine months in the case of the Term Loan due 2013, with the remaining amount payable on January 26, 2013, and (b) the first ten years and nine months in the case of the Term Loan due 2016, with the remaining amount payable on December 15, 2016.

        Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity on December 15, 2015.

Guarantee and Security

        All obligations under the senior secured credit facility are unconditionally guaranteed by, subject to certain exceptions, each of AMCE's existing and future direct and indirect wholly-owned domestic subsidiaries.

        All obligations under the senior secured credit facility, and the guarantees of those obligations (as well as cash management obligations and any interest hedging or other swap agreements), are secured by substantially all of our assets as well as those of each subsidiary guarantor, including, but not limited to, the following, and subject to certain exceptions:

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  a pledge of 100% of the equity interests of substantially all of AMCE's domestic subsidiaries and 65% of the equity interests of AMCE's "first-tier" foreign subsidiaries; and

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  a security interest in substantially all of AMCE's tangible and intangible assets as well as those of each subsidiary guarantor.

Certain Covenants and Events of Default

        The senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, AMCE's ability, and the ability of AMCE's subsidiaries, to:

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  sell assets;

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  incur additional indebtedness;

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  prepay other indebtedness (including the notes);

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  pay dividends and distributions or repurchase its capital stock;

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  create liens on assets;

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  make investments;

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  make certain acquisitions;

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  engage in mergers or consolidations;

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  engage in certain transactions with affiliates;

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  amend certain charter documents and material agreements governing its subordinated indebtedness;

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  change the business conducted by AMCE and its subsidiaries; and

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  enter into agreements that restrict dividends from subsidiaries.

        In addition, the senior secured credit facility requires AMCE, commencing with the fiscal quarter ended September 28, 2006, to maintain a maximum net senior secured leverage ratio as long as the commitments under the revolving credit facility remain outstanding. The senior secured credit facility also contains certain customary affirmative covenants and events of default.

Notes Due 2019, Notes due 2020 and Parent Term Loan Facility

        On June 9, 2009, AMCE sold $600.0 million aggregate principal amount of its Notes due 2019. The Notes due 2019 bear interest at the rate of 8.75% per annum, payable in June and December of each year. The Notes due 2019 are redeemable at our option, in whole or in part, at any time on or after June 1, 2014 at 104.375% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after June 1, 2017, plus interest accrued to the redemption date. The Notes due 2019 are unsecured and rank equally with all of AMCE's existing and future senior indebtedness (as defined in the indenture for the Notes due 2019). As of September 29, 2011, we had $587.8 million carrying value outstanding under our Notes due 2019.

        On December 15, 2010, AMCE sold $600.0 million aggregate principal amount of its Notes due 2020. The Notes due 2020 bear interest at a rate of 9.75% per annum, payable in June and December of each year. The Notes due 2020 are redeemable at our option, in whole or in part, at any time on or after December 1, 2015 at 104.875% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after December 1, 2018. In addition, AMCE may redeem up to 35% of the aggregate principal amount of the Notes due 2020 using net proceeds from certain equity offerings completed on or prior to December 1, 2013. As of September 29, 2011, we had $600.0 million carrying value outstanding under our Notes due 2020.

        On June 13, 2007, we sold $400.0 million aggregate principal amount of our Parent term loan facility for net proceeds of $396.0 million. Borrowings under the Parent term loan facility bear interest at a rate equal to an applicable margin plus, at our option, either a base rate or LIBOR. The initial applicable margin for borrowings under the Parent term loan facility was 4.00% with respect to base rate borrowings and 5.00% with respect to LIBOR borrowings. Interest on borrowings under the Parent term loan facility is payable on each March 15, June 15, September 15, and December 15, beginning September 15, 2007 by adding such interest for the applicable period to the principal amount of the outstanding loans. We are required to pay an administrative agent fee to the lenders under the Parent term loan facility of $100,000 annually. We may voluntarily repay outstanding loans under the Parent term loan facility, in whole or in part, together with accrued interest to the date of such prepayment on the principal amount prepaid at 100% of principal. As of September 29, 2011, we had $215.4 million carrying value outstanding under the Parent term loan facility.

        The indentures relating to the outstanding notes allow us to incur all permitted indebtedness (as defined therein) without restriction, which includes all amounts borrowed under the senior secured credit facility. The indentures also allow us to incur additional debt as long as it can satisfy the coverage ratio of each indenture after giving effect thereto on a pro forma basis.

        The indentures also contain covenants limiting dividends, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets, and require us to make an offer to purchase such notes upon the occurrence of a change in control, as defined in the indentures. These covenants are substantially similar to the covenants in all the indentures are subject to a number of important qualifications. The indentures do not impose any limitation on the incurrence of liabilities that are not considered "indebtedness" under the indentures, such as certain sale/leaseback transactions; nor do the note indentures impose any limitation on the amount of liabilities incurred by our subsidiaries, if any, that might be designated as "unrestricted subsidiaries" (as defined in the indentures). Furthermore, we are not restricted from making advances to, or investing in, other entities (including unaffiliated entities) and its subsidiaries are not restricted from entering into agreements restricting its ability to pay dividends or otherwise transfer funds to it.

        The indenture relating to the Notes due 2020, also contains provisions subordinating AMCE's obligations under those notes to its obligations under its existing senior secured credit facility and other senior indebtedness. These include a provision that applies if there is a payment default under its existing senior secured credit facility or other senior indebtedness and one that applies if there is a non-payment default that permits acceleration of indebtedness under its existing senior secured credit facility. If there is a payment default under the senior secured credit facility or other senior indebtedness, generally no payment may be made on any of the Notes due 2020 until such payment default has been cured or waived or such senior indebtedness had been discharged or paid in full. If there is a non-payment default under the senior secured credit facility, or with respect to designated senior indebtedness (as defined), if any, that would permit the lenders to accelerate the maturity date of the existing senior secured credit facility or any such designated senior indebtedness, no payment may be made on the Notes due 2020 for a period (a "payment blockage period") commencing upon the receipt by the indenture trustees for the due 2020 Notes of notice of such default and ending up to 179 days thereafter. Not more than one payment blockage period may be commenced during any period of 365 consecutive days. Our failure to make payment on the due 2020 Notes when due or within any applicable grace period, whether or not occurring under a payment blockage period, will be an event of default with respect to such existing due 2020 Notes.

        The proceeds of this offering will be used to: first, repay $215.6 million principal amount of the loans outstanding under the Parent's term loan facility plus accrued and unpaid interest; second, to retire $300.0 million principal amount of our outstanding 8% senior subordinated notes due 2014; and third, to pay an estimated $24.4 million lump sum payment to the Sponsors pursuant to the Fee Agreement with our Sponsors. See "Use of Proceeds."

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        As a public company we will have a policy that will ensure that all transactions with related parties are fair, reasonable and in the parties' best interest. In this regard, generally the board of directors or one of the committees reviews material transactions between the Company and related parties to determine that, in their best business judgment, such transactions meet that standard. The Company believes that each of the transactions described below is on terms at least as favorable to it as could have been obtained from an unaffiliated third party. Set forth below is a description of certain transactions which have occurred since March 29, 2007 or which involve obligations that remain outstanding as of September 29, 2011.

        For a description of certain employment agreements between us and Messrs. Gerardo I. Lopez, John D. McDonald, Craig R. Ramsey, Kevin M. Connor and Mark A. McDonald see "Compensation Discussion and Analysis—Compensation of Named Executive Officers."

Governance Agreements

        In connection with the creation of Parent by the Sponsors and the related borrowing under the Parent's term loan facility, Parent, the Sponsors and the other former stockholders of Holdings, as applicable, entered into various agreements defining the rights of our stockholders with respect to voting, governance and ownership and transfer of our stock, all of which will be replaced with the exception of the Stockholders Agreement, which will be amended upon completion of this offering. In connection with this offering, the Sponsors and certain of our pre-existing stockholders will enter into an Amended and Restated Stockholders Agreement, which, together with our Second Amended and Restated Certificate of Incorporation and the Management Stockholders Registration Rights Agreement, will define the rights of such stockholders post-initial public offering with respect to voting, governance, ownership and transfer of our stock (collectively, the "Governance Agreements").

        The Governance Agreements will provide that our Board of Directors will initially consist of up to 12 directors, two of whom shall be designated by JPMP, two of whom shall be designated by Apollo, one of whom shall be our Chief Executive Officer, one of whom shall be designated by Carlyle, one of whom shall be designated by Bain, one of whom shall be designated by Spectrum, one of whom shall be designated by Bain, Carlyle and Spectrum, voting together, so long as such designee is consented to by each of Bain and Carlyle and three of whom will be independent directors initially designated by the Sponsors. Each of the directors will have one vote on all matters placed before our Board of Directors. Each of JPMP's and Apollo's right to appoint two directors shall be reduced to the right to appoint one director if at any time such Sponsor ceases to own at least 10% of our outstanding common stock or if the Sponsors together with certain of our pre-existing stockholders cease to collectively own more than 50% of our outstanding common stock. The right of Bain, Carlyle and Spectrum to designate a director as a group will terminate if such Sponsors cease to collectively own at least 15% of our outstanding common stock or if the Sponsors together with certain of our pre-existing stockholders cease to collectively own more than 50% of our outstanding common stock. A Sponsor will lose all of its director designation rights if at any time it ceases to own at least 5% of our outstanding common stock.

        The Amended and Restated Stockholders Agreement will provide that, until the date neither of Apollo or JPMP has a right to designate directors to the board (the "Blockout Period"), certain continuing stockholders party thereto (other than the Sponsors) will generally vote their shares of capital stock in favor of any matter in proportion to the shares of capital stock of Apollo and JPMP voted in favor of such matter, except in certain specified instances. The Amended and Restated Stockholders Agreement will also provide that, until the date on which any one of Bain, Carlyle and Spectrum ceases to own at least 25% of the shares of our common stock that they will own immediately following this offering, Bain, Carlyle and Spectrum will generally vote their shares of capital stock in favor of any matter in which any two out of Bain, Carlyle and Spectrum agree, except in certain specified instances.

        The Amended and Restated Stockholders Agreement will set forth a number of transfer provisions for the Sponsors and our other pre-existing stockholders with respect to their interests in us, including the following:

        Drag-along rights.    If, during the five-year period following this offering and for so long as the Sponsors and our other pre-existing stockholders hold in the aggregate at least 50.1% of the outstanding shares of common stock, Sponsors constituting at least three of any of Apollo, JPMP, Bain or Carlyle propose to transfer shares of Parent to an independent third party in a bona fide arm's-length transaction or series of transactions (other than an open market public sale) that results in a sale of at least 50.1% of our shares, such Sponsors may elect to require each of the other stockholders party to the Amended and Restated Stockholders Agreement to transfer to such third party all of its shares at the purchase price and upon the other terms and subject to the conditions of the sale.

        Tag-along rights.    If, during the five-year period following the offering, any Sponsor proposes to transfer shares held by it (other than an open market public sale), then such stockholder shall give notice to each other stockholder party to the Amended and Restated Stockholders Agreement and the Management Stockholders Registration Rights Agreement, who shall each have the right to participate on a pro rata basis in the proposed transfer on the terms and conditions offered by the proposed purchaser.

        Demand rights.    Subject to the consent of at least two of any of JPMP, Apollo, Carlyle and Bain during the first two years following the offering, each Sponsor has the right at any time following the offering to make a written request for registration under the Securities Act of part or all of the registrable equity interests held by such stockholders at our expense, subject to certain limitations. Subject to the same consent requirement, the other pre-existing stockholders of Parent as a group shall have the right at any time following the offering to make one written request to Parent for registration under the Securities Act of part or all of the registrable equity interests held by such stockholders with an aggregate offering price to the public of at least $200 million.

        Piggyback rights.    If we at any time propose to register under the Securities Act any equity interests on a form and in a manner which would permit registration of the registrable equity interests held by our stockholders for sale to the public under the Securities Act, we will give written notice of the proposed registration to each stockholder party to the Amended and Restated Stockholders Agreement and the Management Stockholders Registration Rights Agreement, who shall then have the right to request that any part of its registrable equity interests be included in such registration, subject to certain limitations.

        Holdback agreements.    Each stockholder will agree that it will not offer for public sale any equity interests during the 30 days before and a period not to exceed 90 days (180 days in the case of the offering) after the effective date of any registration statement filed by us in connection with an underwritten public offering (except as part of such underwritten registration or as otherwise permitted by such underwriters), subject to certain limitations.

        The Management Stockholders Registration Rights Agreement provides our pre-existing stockholders who are employees of AMCE with piggyback registration rights and holdback agreements similar to those set forth in the Amended and Restated Stockholders Agreement.

Amended and Restated Fee Agreement

        In connection with the merger with LCE Holdings, we entered into an Amended and Restated Fee Agreement with the Sponsors, which provides for an annual management fee of $5 million, payable quarterly and in advance to each Sponsor, on a pro rata basis, until the 12th anniversary from December 23, 2004, and such time as the Sponsors own less than 20% in the aggregate of our company. In addition, the fee agreement provides for reimbursements by us to the Sponsors for their out-of-pocket expenses. The Amended and Restated Agreement terminated on June 11, 2007, the date of the holdco merger, and was superseded by a substantially identical agreement entered into by us, the Sponsors and our other stockholders.

        Upon the consummation of a change in control transaction or an initial public offering, each of the Sponsors will receive, in lieu of quarterly payments of the annual management fee, a fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the fee agreement (assuming a twelve year term from the date of the original fee agreement), calculated using the treasury rate having a final maturity date that is closest to the twelfth anniversary of the date of the original fee agreement date. We estimate that our payment to the Sponsors would be $24.4 million had the offering occurred on September 29, 2011. See Note 12—Related Party Transactions to the unaudited consolidated financial information and Note 17—Related Party Transactions to the audited consolidated financial information included elsewhere in this prospectus.

        The fee agreement also provides that we will indemnify the Sponsors against all losses, claims, damages and liabilities arising in connection with the management services provided by the Sponsors under the fee agreement.

DCIP

        In February 2007, Mr. Travis Reid was hired as the chief executive officer of DCIP, a joint venture among AMCE, Cinemark USA and Regal formed to implement digital cinema in our theatres and to create a financing model and establish agreements with major motion picture studios for the implementation of digital cinema. Mr. Reid was a member of the Company's Board of Directors until October 15, 2010.

        On March 10, 2010 DCIP completed its financing transactions for the deployment of digital projection systems to nearly 14,000 movie theatre screens across North America, including screens operated or managed by AMCE, Regal and Cinemark. At closing the Company contributed 342 projection systems that it owned to DCIP which were recorded at estimated fair value as part of an additional investment in DCIP of $21.8 million. The Company also made cash investments in DCIP of $840,000 at closing, and DCIP made a distribution of excess cash to us after the closing date and prior to year-end of $1.3 million. The Company recorded a loss on contribution of the 342 projection systems of $563,000, based on the difference between estimated fair value and its carrying value on the date of contribution. On March 26, 2010 the Company acquired 117 digital projectors from third party lessors for $6.8 million and sold them together with seven digital projectors that it owned to DCIP for $6.6 million. The Company recorded a loss on the sale of these 124 systems to DCIP of $697,000. As of September 29, 2011, the Company operated 3,189 digital projection systems leased from DCIP pursuant to operating leases and expects to have installed over 3,700 digital projectors by the end of fiscal year 2012. The additional digital projection systems will allow the Company to add additional 3D screens to its circuit where the Company is generally able to charge a higher admission price than 2D.

Market Making Transactions

        On August 18, 2004, Holdings sold $304.0 million in aggregate principal amount at maturity of its Discount Notes due 2014. On June 9, 2009, AMCE sold $600.0 million in aggregate principal amount of its Notes due 2019. On January 26, 2006, AMCE sold $325.0 million in aggregate principal amount of its Notes due 2016. JP Morgan Securities Inc., an affiliate of J.P. Morgan Partners, LLC which owns approximately 20.8% of our company, was an initial purchaser of these notes. Credit Suisse Securities

(USA) LLC, whose affiliates own approximately 1.6% of our company, was also an initial purchaser of these notes.

        On December 15, 2010, AMCE sold $600.0 million in aggregate principal amount of our 9.75% Senior Subordinated Notes due 2020. J.P. Morgan Securities LLC, an affiliate of J.P. Morgan Partners, LLC which owned approximately 20.8% of Holdings prior to the Holdings Merger, was an initial purchaser of these notes.

Director Independence

        As of December 1, 2011, our Board of Directors was comprised of Dana B. Ardi, Gerardo I. Lopez, Philip H. Loughlin, Brion B. Applegate, Eliot P. S. Merrill, Stephen P. Murray, Lee Solomon and Aaron J. Stone. We have no securities listed for trading on a national securities exchange or in an automated inter-dealer quotation system of a national securities association which has requirements that a majority of our board of directors be independent. For purposes of complying with the disclosure requirements of the Securities and Exchange Commission, we have adopted the definition of independence used by the New York Stock Exchange. Under this definition of independence, none of our directors are independent.

 DESCRIPTION OF CAPITAL STOCK

Authorized Capital

        The following description of material terms of our capital stock and certain provisions of our certificate of incorporation and bylaws, each of which will be in effect on the closing of this offering, are summaries and are qualified by reference to the certificate of incorporation and the bylaws, copies of which have been filed as exhibits to the registration statement, of which this prospectus forms a part.

        Our authorized capital stock consists of:

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  shares of common stock, par value $0.01 per share; and

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  shares of preferred stock, par value $0.01 per share.

Common Stock

        At the completion of this offering, there will be                    shares of common stock issued and outstanding.

Voting Rights

        Each holder of common stock will be entitled to one vote per share.

        Our directors will be elected by all of our common stockholders voting together as a single class.

        Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of our outstanding voting power. Except as otherwise required by the DGCL, the Amended and Restated Stockholders Agreement, as amended upon completion of this offering, our certificate of incorporation or the voting rights granted to any preferred stock we subsequently issue, the holders of outstanding shares of common stock and preferred stock entitled to vote thereon, if any, will vote as one class with respect to all matters to be voted on by our stockholders. Except as otherwise provided by law, and subject to any voting rights granted to any preferred stock we subsequently issue, amendments to our certificate of incorporation must be approved by the holders of at least a majority of the outstanding common stock. Under the DGCL, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Dividends

        Holders of common stock will share ratably (based on the number of shares of common stock held) in any dividend declared by our board of directors, subject to any preferential rights of any outstanding preferred stock.

Other Rights

        Upon our liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, will be entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of any class of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

Preferred Stock

        Upon the closing of this offering, our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of                    shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Upon the closing of this offering, there will be no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock. See "—Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws."

Options

        As of the completion of this offering, options to purchase a total of                    shares of common stock will be outstanding, of which                    will be eligible for exercise or sale immediately following the completion of this offering. Options issued concurrently with completion of the offering, if any, will be exercisable at the same price as the offering price. Common stock may be subject to the granting of options under the equity incentive plan. See "Compensation Discussion and Analysis—Equity Incentive Plan" and "Shares Eligible for Future Sale."

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws

        We plan to elect in our amended and restated certificate of incorporation to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

        Certain other provisions of the amended and restated certificate of incorporation and bylaws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us without prior approval of our board of directors. These provisions are meant to encourage persons interested in acquiring control of us to first consult with our board of directors to negotiate terms of a potential business combination or offer. We believe that these provisions protect against an unsolicited proposal for a takeover of us that might affect the long term value of our stock or that may be otherwise unfair to our stockholders. For example, our amended and restated certificate of incorporation and bylaws:

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  provide for a classified board of directors, pursuant to which our board of directors will be divided into three classes whose members will serve three-year staggered terms;

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  provide that the size of the board of directors will be set by members of the board, and any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office or by the Sponsors that designated a director who is no longer a member of the board if the Sponsors continue to have such a right of designation pursuant to the Governance Agreements;

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  do not permit stockholders to take action by written consent unless the Sponsors own at least 50.1% of our outstanding common stock;

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  provide that, except as otherwise required by law, special meetings of stockholders can only be called by our board of directors;

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  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors;

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  limit consideration by stockholders at annual meetings only those proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting;

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  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares or establish a stockholders rights plan making a takeover more difficult and expensive; and

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  do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

Special Meeting of Stockholders

        Special meetings of our stockholders may be called only by a majority of our directors.

Actions by Written Consent

        Stockholder action by written consent in lieu of a meeting may only be taken so long as the Sponsors own a majority of our outstanding common stock. Thereafter, stockholder action can be taken only at an annual or special meeting of stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice generally must be delivered to and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the preceding year's annual meeting of our stockholders, a stockholder's notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares

        The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Amendments to Certificate of Incorporation or Bylaws

        Our certificate of incorporation provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend our certificate of incorporation or bylaws. In addition, under the DGCL, an amendment to our certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Subject to our bylaws, our board of directors may from time to time make, amend, supplement or repeal our bylaws by vote of a majority of our board of directors.

Registration Rights

        Our governance agreements provide for registration rights for the Sponsors, their co-investors and certain members of management. Under the governance agreements, we are required to file at our expense, at any time after the expiration of any underwriter lock-up period applicable to the Sponsors in connection with this offering, a registration statement under the Securities Act covering the resale by the Sponsors and any of their permitted transferees of all shares of common stock held by such Sponsor. The Sponsors, the co-investors and management and any of their respective permitted transferees also will have "piggyback" registration rights entitling them to participate in any future offering of the common stock by us, subject to certain exceptions and limitations. See "Certain Relationships and Related Party Transactions—Governance Agreements."

Limitation of Liability and Indemnification of Directors and Officers

        As permitted by the Delaware General Corporation Law, or DGCL, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors and officers for monetary damages for a breach of their fiduciary duty of care as a director or officer. The duty of care generally requires that, when acting on behalf of the corporation, directors and officers exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for:

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  any breach of the person's duty of loyalty to us or our stockholders;

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  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

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  any transaction from which the person derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

        As permitted by the DGCL, our certificate of incorporation and bylaws provide that:

  •
  we will indemnify our current and former directors and officers and anyone who is or was serving at our request as the director or officer of, or our legal representative in, another entity, and may indemnify our current or former employees and other agents, to the fullest extent permitted by the DGCL, subject to limited exceptions; and

  •
  we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

        We currently maintain liability insurance for our directors and officers.

        Our certificate of incorporation requires us to advance expenses to our directors and officers in connection with a legal proceeding, subject to receiving an undertaking from such director or officer to repay advanced amounts if it is determined he or she is not entitled to indemnification. Our bylaws provide that we may advance expenses to our employees and other agents, upon such terms and conditions, if any, as we deem appropriate.

        We intend to enter into separate indemnification agreements with each of our directors and officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance, if available on reasonable terms.

        Currently, to our knowledge, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is expected to be                  .

Listing

        We have applied to list the common stock on a national securities exchange under the symbol "AMC".

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common stock in the public market may have an adverse effect on the market price for the common stock and could impair our ability to raise capital through future sales of our securities. See "Risk Factors—Risks Related to this Offering—Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock."

Sale of Restricted Shares and Lock-Up Agreements

        Upon completion of this offering, we will have an aggregate of            shares of our common stock outstanding, excluding shares reserved at            , 2011 for issuance upon exercise of options that have been granted under our stock option plans (            of which were exercisable at such date).

        Of these shares, the            shares of our common stock to be sold in this offering, or                    shares if the underwriters' option to purchase additional shares is exercised in full, will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by any of our "affiliates" as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144.

        The remaining            shares of our common stock and non-voting common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act, subject to the contractual provisions of our agreements with our Sponsors. See "Certain Relationships and Related Party Transactions—Governance Agreements."

        Our Sponsors and our directors and officers who would hold in the aggregate                    shares of our common stock (after giving effect to the exercise of stock options), are subject to various lock-up agreements that prohibit the holders from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any shares of our common stock or any option to purchase shares of our common stock or any securities exchangeable for or convertible into shares of common stock for a period of 180 days after the date of this prospectus.

        In the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless                    waives, in writing, such an extension.

Rule 144

        In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Registration Rights

        Upon completion of this offering, the Sponsors and their co-investors will hold in the aggregate approximately                     shares of our common stock. Pursuant to the Governance Agreements described above in "Certain Relationships and Related Party Transactions—Governance Agreements," the Sponsors and their co-investors will have the right, subject to various conditions and limitations, to demand the filing of, and include such shares of our common stock in, future registration statements relating to our common stock. Further, certain members of management who will hold in the aggregate approximately                    shares of our common stock (after giving effect to the exercise of stock options), will have the right subject to various conditions and limitations, to include such shares of our common stock in future registration statements relating to our common stock. These registration rights of our stockholders could impair the prevailing market price and impair our ability to raise capital by depressing the price at which we could sell our common stock.

Options

        In addition to the                    shares of common stock outstanding immediately after this offering, as of the date of this prospectus, there will be outstanding options to purchase                    shares of our common stock, of which                    options are currently exercisable.

        As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock reserved for issuance under our equity incentive plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described above.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock by "Non-U.S. Holders" (as defined below) that acquire shares of our common stock pursuant to this offering and that hold such shares as capital assets (generally, for investment). This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of holders, such as:

  •
  partnerships or other pass-through entities;

  •
  banks or other financial institutions;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  tax-exempt entities;

  •
  insurance companies;

  •
  dealers or traders in securities or currencies;

  •
  persons holding the shares as part of a hedging, integrated or conversion transaction, constructive sale or "straddle;"

  •
  persons who acquired shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

  •
  controlled foreign corporations;

  •
  passive foreign investment companies;

  •
  foreign personal holding companies;

  •
  persons subject to the alternative minimum tax;

  •
  companies that accumulate earnings to avoid U.S. federal income tax;

  •
  holders whose functional currency is not the U.S. Dollar; and

  •
  U.S. expatriates.

        This summary does not address consequences of the medicare contribution tax, or consequences under any laws other than U.S. federal income tax laws, such as estate and gift tax consequences (except to the extent specifically provided herein) or tax consequences under any state, local or foreign laws.

        For purposes of this summary, a "U.S. Holder" means a beneficial owner of our common stock that is:

  (i)
  an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes;

  (ii)
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia;

  (iii)
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  (iv)
  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more "U.S. persons," as defined in section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If you are an individual, you may be treated as a resident alien of the United States, as opposed to a non-resident alien, for U.S. federal income tax purposes if you are present in the United States for at least 31 days in a calendar year and for an aggregate of at least 183 days during a three-year period ending in such calendar year. For purposes of this calculation, you would count all of the days that you were present in the then-current year, one-third of the days that you were present in the immediately preceding year and one-sixth of the days that you were present in the second preceding year. Resident aliens are subject to United States federal income tax as if they were U.S. citizens, and thus would constitute "U.S. Holders" for purposes of the discussion below. If you are a citizen or tax resident of a country with which the United States has a tax treaty, other rules may apply in determining whether you are a resident alien.

        The term "Non-U.S. Holder" means a beneficial owner of shares of our common stock that is neither a U.S. Holder nor a partnership (including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes).

        If a partnership (or other entity treated as a partnership or disregarded entity for U.S. federal income tax purposes) is a beneficial owner of shares of our common stock, the U.S. federal income tax treatment of a partner (or other owner) generally will depend upon the status of the partner (or other owner) and the activities of the entity. Partners (or other owners) of equity interests in such entities that are considering the purchase of shares of our common stock should consult their tax advisors regarding the tax consequences of acquiring, owning and disposing of shares of our common stock.

        The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

        This summary is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of our common stock and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of shares of our common stock.

Distributions

        Distributions of cash or property that we pay in respect of our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under "—U.S. Trade or Business Income," you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain;

however, except to the extent that we elect (or the paying agent or other intermediary through which you hold your shares elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN (or other applicable form) certifying your entitlement to benefits under the treaty. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an income tax treaty.

Sale, Exchange or Other Taxable Disposition of Shares

        You generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our common stock unless:

  •
  the gain is U.S. trade or business income, in which case, such gain will be taxed as described below under "—U.S. Trade or Business Income;"

  •
  you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

  •
  we are or have been a "U.S. real property holding corporation" (a "USRPHC") under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and your holding period for the common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income.

        In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income if at all times during the applicable period you are the beneficial owner (directly and indirectly) of 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market during such period. No assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our common stock.

U.S. Trade or Business Income

        For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be "U.S. trade or business income" if (A)(i) such income or gain is effectively connected with your conduct of a trade or business within the United States and (ii) you are eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of your interest and your holding period for the common stock (subject to the exception set forth above in the second paragraph of "—Sale, Exchange or Other Taxable Disposition of Shares"). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that you comply with all applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8 ECI or successor form); instead, you are subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on your U.S. trade or business income. If you are a corporation, any U.S. trade or business income that you receive may also be subject to a "branch profits tax" at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

U.S. Federal Estate Tax

        If you are an individual Non-U.S. Holder who is treated as the owner of or has made certain lifetime transfers of an interest in our common stock, you will be required to include the value thereof in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

        We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which such Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you generally will be exempt from backup withholding if you provide a properly executed IRS Form W-8 BEN (or successor form) or otherwise establish an exemption and we do not have actual knowledge, or reason to know, that you are a U.S. person, or that the conditions of such other exemption are not, in fact, satisfied.

        The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related financial intermediary"). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or allowed as a credit against your U.S. federal income tax liability, if any, provided that any required information is furnished to the IRS in a timely manner.

Recent Legislation

        The Hiring Incentives to Restore Employment Act, Pub. L. No. 111-147, recently passed by the United States Congress generally imposes a withholding tax at a rate of 30% on payments to certain non-U.S. entities (including financial intermediaries), after December 31, 2013, or in the case of certain types of payments, December 31, 2014, including dividends on, and the gross proceeds of dispositions of, U.S. common stock, unless various U.S. information reporting and due diligence requirements that are different from, and in addition to, the beneficial owner certification requirements described above have been satisfied (generally relating to ownership by U.S. persons of interests in or accounts with such entities). You should consult your tax advisor regarding the possible implications of this legislation on your investment in our common stock.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                            , we have agreed to sell to the underwriters named below, for whom J.P. Morgan and Goldman, Sachs are acting as representatives. Subject to certain conditions, each underwriter has severally agreed to purchase the respective numbers of shares of common stock indicated in the following table:

Underwriter	Number of Shares
J.P. Morgan Securities LLC
Goldman, Sachs & Co.
Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares from us at the initial public offering price less the underwriting discounts and commissions. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table summarizes the compensation and estimated expenses we will pay. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase      additional shares.

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions paid	$	$	$	$
Expenses payable

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We and our officers and directors have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters have performed in the past and may perform in the future investment banking, commercial banking, consent solicitation agency and advisory services for us for which they have received customary fees and expenses. In addition, from time to time, certain of the underwriters may hold de minimis amounts of our outstanding securities and/or indebtedness in the ordinary course of their business. Affiliates of certain of the underwriters are holders of our outstanding 8% senior subordinated notes due 2014 and lenders under the Parent term loan facility and will receive a portion of our net proceeds from this offering. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        We have agreed to indemnify the several underwriters and Goldman Sachs in its capacity as Qualified Independent Underwriter against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on a national securities exchange under the symbol "AMC".

        In connection with the listing of the common stock on a national securities exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 400 beneficial owners.

        Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations among us and the underwriters. The principal factors to be considered in determining the initial public offering price will include the following:

  •
  the information included in this prospectus and otherwise available to the underwriters;

  •
  market conditions for initial public offerings;

  •
  the history of and prospects for our business and earnings and our past and present operations;

  •
  our past and present earnings and current financial position;

  •
  an assessment of our management;

  •
  the market of securities of companies in business similar to ours; and

  •
  the general condition of the securities markets.

        The initial public offering price may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and an active trading market may not develop and continue after this offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, transactions involving the option to purchase additional shares, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  The underwriters' option to purchase additional shares involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the national securities exchange where our common stock will be listed and, if commenced, may be discontinued at any time.

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the European Union Prospectus Directive (the "EU Prospectus Directive") is implemented in that

Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

  •
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

CONFLICTS OF INTEREST

        Prior to the completion of this offering, JPMP, an affiliate of J.P. Morgan owned more than 10% of our outstanding common stock and therefore J.P. Morgan is presumed to have a "conflict of interest" with us under FINRA Rule 2720. Accordingly, J.P. Morgan's interest may go beyond receiving customary underwriting discounts and commissions. In particular, there may be a conflict of interest between J.P. Morgan's own interests as underwriter (including in negotiating the initial public offering price) and the interests of its affiliate JPMP (as a principal stockholder). Because of the conflict of interest under FINRA Rule 2720, this offering is being conducted in accordance with the applicable provisions of that rule. FINRA Rule 2720 requires that the "qualified independent underwriter" (as such term is defined by FINRA Rule 2720) participates in the preparation of the registration statement and prospectus and conducts due diligence. Accordingly, Goldman Sachs is assuming the responsibilities of acting as the qualified independent underwriter in this offering. Although the qualified independent underwriter has participated in the preparation of the registration statement and prospectus and conducted due diligence, we cannot assure you that this will adequately address any potential conflicts of interest related to J.P. Morgan and JPMP. We have agreed to indemnify Goldman Sachs for acting as qualified independent underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that Goldman Sachs may be required to make for these liabilities. Pursuant to Rule 2720, no sale of the shares shall be made to an account over which J.P. Morgan exercises discretion without the prior specific written consent of the account holder. Affiliates of certain of the underwriters are holders of our outstanding 8% senior subordinated notes due 2014 and lenders under the Parent term loan facility and will receive a portion of our net proceeds from this offering.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP. Weil, Gotshal & Manges LLP advised the underwriters in connection with the offering of the common stock.

EXPERTS

        The consolidated financial statements of AMC Entertainment Holdings, Inc. as of March 31, 2011 and April 1, 2010, and for the fiscal years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the March 31, 2011 consolidated financial statements contains an explanatory paragraph that states that the Company changed its accounting treatment for business combinations due to the adoption of new accounting requirements issued by the FASB.

        The consolidated financial statements of AMC Entertainment Holdings, Inc. for the fiscal year ended April 2, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of National CineMedia, LLC as of December 30, 2010 and December 31, 2009 and for the years ended December 30, 2010, December 31, 2009 and January 1, 2009 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of the Kerasotes Showplace Theatres Sold to AMC Entertainment Inc. as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph that describes the allocation of certain account balances from the Theatres' parent company, Kerasotes Showplace Theatres, LLC, and explains that the financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations if the Theatres had operated as an unaffiliated company), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        On October 1, 2009, the Audit Committee of the Board of Directors (the "Audit Committee") of the Company dismissed PricewaterhouseCoopers LLP ("PwC") as its independent registered public accounting firm.

        With respect to PwC and its service as the Company's independent registered public accounting firm, during the fiscal years ended April 3, 2008 and April 2, 2009 ("Fiscal Years 2009 and 2008"), and through October 1, 2009:

  •
  PwC's reports on the Company's consolidated financial statements for Fiscal Years 2009 and 2008 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principle.

  •
  There were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PwC, would have caused PwC to make a reference to the subject matter of the disagreement(s) in connection with their reports on the financial statements of the Company for such years.

  •
  There were no "reportable events" as described in Item 304(a)(1)(v) of Regulation S-K.

        We requested that PwC furnish us with a letter addressed to the SEC stating whether or not PwC agrees with the above statements. A copy of such letter, dated October 2, 2009, is filed as Exhibit 16.1 to AMCE's Form 8-K (File No. 1-8747, filed on October 2, 2009).

        The Audit Committee of the Company has conducted a competitive process to select a firm to serve as the Company's independent registered public accounting firm for the fiscal year ended April 1, 2010. On October 1, 2009, the Company approved the engagement of KPMG LLP ("KPMG") as its independent registered public accounting firm for the fiscal year ending April 1, 2010 subject to completion of normal client acceptance procedures. In deciding to engage KPMG, the Audit Committee reviewed auditor independence and existing commercial relationships with KPMG, and concluded that KPMG has no commercial relationship with the Company that would impair its independence. During Fiscal Years 2009 and 2008 and through October 1, 2009, neither the Company nor anyone acting on behalf of the Company, consulted KPMG regarding any of the matters or events set forth in Item 304(a)(2)(i) and Item 304(a)(2)(ii) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and, as permitted by the SEC's rules, does not contain all of the information presented in the registration statement. For further information with respect to us and our common stock offered hereby, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

        Because certain of our subsidiaries already have public debt and also due to this offering, they are subject to the informational requirements of the Exchange Act. They fulfill their obligations with respect to such requirements by filing periodic reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain an Internet site at www.amctheatres.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Twenty-six Weeks Ended
	September 29, 2011		September 30, 2010
	(unaudited)
Revenues
Admissions		$953,594	$907,169
Concessions		380,800	355,671
Other theatre		39,165	31,737

Total revenues		1,373,559	1,294,577

Operating Costs and Expenses
Film exhibition costs		515,457	481,004
Concession costs		51,862	44,301
Operating expense		368,518	321,476
Rent		235,556	236,035
General and administrative:
Merger, acquisition and transaction costs		1,607	11,186
Management fee		2,500	2,500
Other		28,155	31,118
Depreciation and amortization		103,171	100,958

Operating costs and expenses		1,306,826	1,228,578

Operating income		66,733	65,999
Other expense (income)
Other income		(11,477)	(9,685)
Interest expense:
Corporate borrowings		86,313	86,908
Capital and financing lease obligations		2,991	3,008
Equity in (earnings) losses of non-consolidated entities		4,305	(3,566)
Gain on NCM transactions		—	(64,648)
Investment income		(62)	(155)

Total other expense (income)		82,070	11,862

Earnings (loss) from continuing operations before income taxes		(15,337)	54,137
Income tax provision (benefit)		1,070	5,150

Earnings (loss) from continuing operations		(16,407)	48,987
Loss from discontinued operations, net of income taxes		(27)	(25)

Net earnings (loss)		$(16,434)	$48,962

Basic earnings (loss) per share of common stock:
Earnings (loss) from continuing operations		$(12.83)	$38.31
Earnings (loss) from discontinued operations		(0.02)	(0.02)

Net earnings (loss) per share		$(12.85)	$38.29

Average shares outstanding:
Basic		1,279.14	1,278.82

Diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations		$(12.83)	$37.81
Earnings (loss) from discontinued operations		(0.02)	(0.02)

Net earnings (loss) per share		$(12.85)	$37.79

Average shares outstanding:
Diluted		1,279.14	1,295.46

Pro forma basic earnings per share (See Note 1)	$

Pro forma diluted earnings per share (See Note 1)	$

Pro forma average shares outstanding (See Note 1)
Basic

Diluted

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	Unaudited Pro Forma Balance Sheet September 29, 2011 (Note 1)	September 29, 2011	March 31, 2011
		(unaudited)
ASSETS
Current assets:
Cash and equivalents	$440,962	$440,962	$417,408
Receivables, net	29,817	29,817	26,563
Other current assets	89,266	89,266	86,030

Total current assets	560,045	560,045	530,001
Property, net	922,134	922,134	958,722
Intangible assets, net	142,602	142,602	149,493
Goodwill	1,953,686	1,953,686	1,953,686
Other long-term assets	248,711	248,711	264,052

Total assets	$3,827,178	$3,827,178	$3,855,954

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$158,561	$158,561	$165,416
Dividends payable	24,368	—	—
Accrued expenses and other liabilities	154,008	154,008	139,338
Deferred revenues and income	147,840	147,840	141,237
Current maturities of corporate borrowings and capital and financing lease obligations	224,824	224,824	9,955

Total current liabilities	709,601	685,233	455,946
Corporate borrowings	2,095,047	2,095,047	2,305,608
Capital and financing lease obligations	60,820	60,820	62,220
Deferred revenues—for exhibitor services agreement	331,277	331,277	333,792
Other long-term liabilities	421,053	421,053	432,439

Total liabilities	3,617,798	3,593,430	3,590,005

Commitments and contingencies
Stockholders' equity:
Common stock	14	—	—
Class A-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 shares issued and outstanding)	—	4	4
Class A-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 shares issued and outstanding)	—	4	4
Class N Common Stock nonvoting ($.01 par value, 375,000 shares authorized; 2,021.01696 shares issued and outstanding)	—	—	—
Class L-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding)	—	3	3
Class L-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding)	—	3	3
Additional paid-in capital	648,313	672,681	671,363
Treasury Stock, 4,314 shares at cost	(2,596)	(2,596)	(2,596)
Accumulated other comprehensive loss	(21,076)	(21,076)	(3,991)
Accumulated deficit	(415,275)	(415,275)	(398,841)

Total Stockholders' equity	209,380	233,748	265,949

Total liabilities and Stockholders' equity	$3,827,178	$3,827,178	$3,855,954

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Twenty-six Weeks Ended
	September 29, 2011	September 30, 2010
	(unaudited)
Cash flows from operating activities:
Net earnings (loss)	$(16,434)	$48,962
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	103,171	100,958
Interest accrued to principal on corporate borrowings	5,642	5,469
Theatre and other closure expense	4,066	675
Gain on NCM transactions	—	(64,648)
Equity in earnings and losses from non-consolidated entities, net of distributions	14,553	6,609
Gain on dispositions	—	(9,983)
Change in assets and liabilities, net of acquisitions:
Receivables	(3,571)	2,927
Other assets	(2,538)	1,034
Accounts payable	(6,695)	(51,113)
Accrued expenses and other liabilities	12,913	(35,764)
Other, net	(3,036)	5,533

Net cash provided by operating activities	108,071	10,659

Cash flows from investing activities:
Capital expenditures	(56,508)	(46,711)
Acquisition of Kerasotes, net of cash acquired	—	(280,606)
Proceeds from sale/leaseback of digital projection equipment	953	1,655
Proceeds from NCM, Inc. stock sale	—	102,224
Proceeds from disposition of Cinemex	—	860
Investments in non-consolidated entities, net	(21,699)	(203)
Proceeds from the disposition of long-term assets	801	55,991
Other, net	(237)	(2,361)

Net cash used in investing activities	(76,690)	(169,151)

Cash flows from financing activities:
Deferred financing costs	(992)	(997)
Principal payments under capital and financing lease obligations	(1,869)	(2,072)
Principal payments under Term Loan	(1,625)	(3,250)
Change in construction payables	(4,194)	(3,524)

Net cash used in financing activities	(8,680)	(9,843)
Effect of exchange rate changes on cash and equivalents	853	(205)

Net increase (decrease) in cash and equivalents	23,554	(168,540)
Cash and equivalents at beginning of period	417,408	611,593

Cash and equivalents at end of period	$440,962	$443,053

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 29, 2011

(Unaudited)

NOTE 1—BASIS OF PRESENTATION

        AMC Entertainment Holdings, Inc. (also referred to as "Parent" or the "Company"), through its direct and indirect subsidiaries, is principally involved in the theatrical exhibition business and owns, operates or has interests in theatres located in the United States and Canada, China (Hong Kong), France and the United Kingdom. The Company's principal wholly owned operating subsidiary is AMC Entertainment Inc. (AMCE).

        Use of Estimates:    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: (1) Impairments, (2) Film exhibition costs, (3) Income and operating taxes, (4) Theatre and other closure expense and (5) Gift card and packaged ticket revenues. Actual results could differ from those estimates.

        Guest Frequency Program:    On April 1, 2011, the Company fully launched AMC Stubs, a guest frequency program, which allows members to earn rewards, including $10 for each $100 spent, redeemable on future purchases at AMC locations. The portion of the admissions and concessions revenues attributed to the rewards is deferred at retail value as a reduction of admissions and concessions revenues, based on member redemptions. Rewards must be redeemed no later than 90 days from the date of issuance. Upon redemption, rewards are recognized as revenues at retail value along with associated actual cost of goods. Rewards not redeemed within 90 days are forfeited and recognized as admissions or concessions revenues based on original point of sale. The program's $12 annual membership fee is deferred, net of estimated refunds, and is recognized ratably over the one-year membership period.

        Other Income:    The following table sets forth the components of other income:

	Twenty-six Weeks Ended
(In thousands)	September 29, 2011	September 30, 2010
Gift card redemptions considered to be remote	$(11,893)	$(9,553)
Other (income) expense	416	(132)

Total other income	$(11,477)	$(9,685)

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 1—BASIS OF PRESENTATION (Continued)

        Loss per share:    Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share includes the effects of outstanding stock options and nonvested restricted stock, if dilutive.

	Twenty-six Weeks Ended
(In thousands, except per share data)	September 29, 2011	September 30, 2010
Numerator:
Earnings (loss) from continuing operations	$(16,407)	$48,987

Denominator:
Shares for basic earnings (loss) per common share	1,279.14	1,278.82
Stock options and nonvested restricted stock	—	16.64

Shares for diluted earnings (loss) per common share	1,279.14	1,295.46
Basic earnings (loss) from continuing operations per common share	$(12.83)	$38.31

Diluted earnings (loss) from continuing operations per common share	$(12.83)	$37.81

        Options to purchase 35,681.42 shares of common stock at a weighted average exercise price of $450 per share and 6,709 shares of nonvested restricted stock were outstanding during the 26 weeks ended September 29, 2011 and options to purchase 6,377 shares of common stock at a weighted average exercise price of $752 per share and 1,339 shares of nonvested restricted stock were outstanding during the 26 weeks ended September 30, 2010, but were not included in the computation of diluted earnings per share since the options and restricted stock were anti-dilutive.

        Pro forma Stockholders' equity and loss per share (Unaudited):    The pro forma effect of the conversion of various classes of common stock to common stock and expected payment of $24,368,000 pursuant to our Management Agreement have been reflected in the accompanying pro forma information as of and for the period ended September 29, 2011 as a dividend. Prior to consummating this offering, Parent intends to reclassify each share of its existing Class A common stock, Class N common stock and Class L common stock. Pursuant to the reclassification, which is being treated in a manner similar to a stock split, each holder of shares of Class A common stock, Class N common stock and Class L common stock will receive                         shares of common stock for one share of Class A common stock, Class L common stock or Class N common stock. Pro forma per share data also gives effect to an increase of                         shares which, when multiplied by an assumed offering price of per share (the mid-point of the estimated offering price range set forth on the cover page of this prospectus), would be sufficient to replace the expected payment of $24,368,000 pursuant to our Management Agreement.

        Subsequent Events:    The Company has evaluated subsequent events through December 9, 2011.

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 2—ACQUISITION

        On May 24, 2010, the Company completed the acquisition of substantially all of the assets (92 theatres and 928 screens) of Kerasotes Showplace Theatres, LLC ("Kerasotes"). Kerasotes operated 95 theatres and 972 screens in mid-sized, suburban and metropolitan markets, primarily in the Midwest. The acquisition of Kerasotes was treated as a purchase in accordance with Accounting Standards Codification, ("ASC") 805, Business Combinations. The total purchase price for the Kerasotes theatres was $281,415,000. Results of operations of Kerasotes are included in the Company's Consolidated Statements of Operations from May 24, 2010.

        During fiscal 2011, in connection with the acquisition of Kerasotes, the Company divested of seven Kerasotes theatres with 85 screens as required by the Antitrust Division of the United States Department of Justice. The Company was also required by the Antitrust Division of the United States Department of Justice to divest of four AMC theatres with 57 screens. Additionally, the Company acquired two theatres with 26 screens that were received in exchange for three of the AMC theatres with 43 screens.

        The following unaudited pro forma information summarizes the results of operations as if the Kerasotes acquisition and the required divestitures had occurred as of the beginning of fiscal 2011:

(In thousands)	Pro forma Twenty-six Weeks Ended September 30, 2010
(unaudited)
Total revenues	$1,323,164
Net earnings	43,403

NOTE 3—COMPREHENSIVE EARNINGS (LOSS)

        The components of comprehensive earnings (loss) are as follows:

	Twenty-six Weeks Ended
(In thousands)	September 29, 2011	September 30, 2010
Net earnings (loss)	$(16,434)	$48,962
Foreign currency translation adjustment	5,011	(1,348)
Pension and other benefit adjustments	(442)	(282)
Change in fair value of marketable securities	(21,641)	917
Net gain on marketable securities reclassified to investment income	(13)	—

Total comprehensive earnings (loss)	$(33,519)	$48,249

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 4—STOCKHOLDERS' EQUITY

Common Stock Rights and Privileges

        Parent's Class A-1 voting Common Stock, Class A-2 voting Common Stock, Class N nonvoting Common Stock, Class L-1 voting Common Stock and Class L-2 voting Common Stock entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions with respect to dividends. Additionally, each share of Class A Common Stock, Class L Common Stock and Class N Common Stock shall automatically convert into one share of Residual Common Stock on a one-for-one basis immediately prior to the consummation of an Initial Public Offering.

Stock-Based Compensation

        The Company has recorded stock-based compensation expense of $827,000 and $728,000 within general and administrative: other during the thirteen weeks ended September 29, 2011, and September 30, 2010, respectively and $1,318,000 and $864,000 during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. Compensation expense for stock options and restricted stock are recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. The Company's financial statements reflect an increase to additional paid-in capital related to stock-based compensation of $1,318,000 during fiscal 2012. As of September 29, 2011, there was approximately $6,070,000 of total estimated unrecognized compensation cost related to nonvested stock-based compensation arrangements expected to be recognized over a weighted average 2.5 years.

2010 Equity Incentive Plan

        The 2010 Equity Incentive Plan ("Plan") provides for grants of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, other stock-based awards or performance-based compensation awards and permits a maximum of 39,312 shares of common stock of Parent to be issued under the Plan. As of September 29, 2011, approximately 27,234 shares were available for grant under the Plan, including 2,914 shares awarded that have not been granted. The Company accounts for stock options using the fair value method of accounting and has elected to use the simplified method for estimating the expected term of "plain vanilla" share option grants, as it does not have enough historical experience to provide a reasonable estimate. The common stock value of $755 per share was based upon a contemporaneous valuation reflecting market conditions on June 22, 2011, which was prepared by an independent third party valuation specialist, and was used to estimate grant value of 1,346 shares of restricted stock (performance vesting) granted on June 22, 2011. The third party valuation was reviewed by management and provided to our Board of Directors and the Compensation Committee of our Board of Directors. In determining the fair market value of our common stock, the Board of Directors and the Compensation Committee of our Board of Directors considered the valuation report and other qualitative and quantitative factors that they considered relevant.

        The award agreements, which consisted of grants of non-qualified stock options, restricted stock (time vesting), and restricted stock (performance vesting) to certain of its employees under the 2010

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 4—STOCKHOLDERS' EQUITY (Continued)

Equity Incentive Plan, generally have the following features, subject to discretionary approval by Parent's compensation committee:

  •
  Non-Qualified Stock Option Award Agreement: Twenty-five percent of the options will vest on each of the first four anniversaries of the date of grant; provided, however, that the options will become fully vested and exercisable if within one year following a Change of Control (as defined in the Plan), the participant's service is terminated by the Company without cause. The stock options have a ten year term from the date of grant. During the twenty-six weeks ended September 29, 2011, there was a stock option grant for 7 shares.

  •
  Restricted Stock Award Agreement (Time Vesting): The restricted shares will become vested on the fourth anniversary of the date of grant; provided, however, that the restricted shares will become fully vested if within one year following a Change of Control, the participant's service is terminated by the Company without cause. During the twenty-six weeks ended September 29, 2011, there was a restricted stock (time vesting) grant of 7 shares.

  •
  Restricted Stock Award Agreement (Performance Vesting): In fiscal 2011, the Board approved the award of 5,542 shares of restricted stock (performance vesting), of which 1,346 shares have been granted in fiscal 2012. Approximately twenty-five percent of the total restricted shares of 5,542 approved by the Board will be granted each year over a four-year period starting in fiscal 2011. Each grant has a vesting term of approximately one year conditioned upon the Company meeting certain pre-established annual performance targets; provided, however, that the restricted shares will become fully vested if within one year following a Change of Control, the participant's service is terminated by the Company without cause. The fiscal 2012 performance target was communicated on June 22, 2011 following ASC 718-10-55-95 and the estimated grant date fair value was $1,016,000, or approximately $755 per share.

        The number of shares of stock options outstanding and exercisable at September 29, 2011 was 35,681.418 and 19,369.198, respectively, with a weighted average exercise price per share of $449.91 and $446.71, respectively. At March 31, 2011, the number of shares of stock options outstanding was 35,684.168 with a weighted average exercise price per share of $449.93. The number of unvested shares of restricted stock at September 29, 2011 and March 31, 2011 was 6,709 and 5,372, respectively, with a weighted average grant date fair value of $752.60 and $752.00, respectively.

NOTE 5—INVESTMENTS

        Investments in non-consolidated affiliates and certain other investments accounted for following the equity method generally include all entities in which the Company or its subsidiaries have significant influence, but not more than 50% voting control. Investments in non-consolidated affiliates as of September 29, 2011, include a 15.63% interest in National CineMedia, LLC ("NCM"), a 50% interest in two U.S. theatres and one IMAX screen, a 26.22% equity interest in Movietickets.com ("MTC"), a 50% interest in Midland Empire Partners, LLC ("MEP"), a 29% interest in Digital Cinema Implementation Partners, LLC ("DCIP"), and a 50% interest in Open Road Releasing, LLC, operator of Open Road Films, LLC ("ORF"). Indebtedness held by equity method investees is non-recourse to the Company.

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 5—INVESTMENTS (Continued)

RealD Inc. Common Stock

        The Company holds an investment in RealD Inc. common stock, which is accounted for as an equity security, available for sale, and is recorded in the Consolidated Balance Sheets in other long-term assets at fair value (Level 1). As of September 29, 2011, the amount of unrealized loss for marketable securities, recorded in accumulated other comprehensive loss, was approximately $15,400,000 due to the decline in fair value of the investment in RealD Inc. common stock. The Company reviewed the unrealized loss for a possible other-than-temporary impairment and determined that the loss as of September 29, 2011 was not other-than-temporary. Consideration was given to the financial condition and near-term prospects of the issuer, the length of time and extent to which the fair value has been less than cost, and the Company's intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. The investment in RealD Inc. common stock has been in an unrealized loss position for less than three months at September 29, 2011. The impairment analysis requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the future value of the investment. The Company will continue to monitor the fair value of its investments at each reporting period for a possible other-than-temporary impairment.

        Condensed financial information of our non-consolidated equity method investments is shown below. Amounts are presented under U.S. GAAP for the periods of ownership by the Company.

Operating Results:

	Twenty-six Weeks Ended September 29, 2011
(In thousands)	NCM	DCIP	ORF	Other	Total
Revenues	$249,936	$61,362	$4,998	$18,178	$334,474
Operating costs and expenses	155,668	71,409	29,391	17,734	274,202

Net earnings (loss)	$94,268	$(10,047)	$(24,393)	$444	$60,272

The Company's recorded equity in earnings (loss)	$10,514	$(2,936)	$(12,197)	$314	$(4,305)

	Twenty-six Weeks Ended September 30, 2010
(In thousands)	NCM	DCIP	ORF	Other	Total
Revenues	$224,715	$15,554	$—	$23,086	$263,355
Operating costs and expenses	144,639	45,508	—	23,773	213,920

Net earnings (loss)	$80,076	$(29,954)	$—	$(687)	$49,435

The Company's recorded equity in earnings (loss)	$12,434	$(8,581)	$—	$(287)	$3,566

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 5—INVESTMENTS (Continued)

DCIP Transactions

        The Company recorded equity in losses from DCIP of $1,438,000 and $3,412,000 during the thirteen weeks ended September 29, 2011 and September 30, 2010, respectively and $2,936,000 and $8,581,000 during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. As of September 29, 2011 and March 31, 2011, the Company had recorded $3,178,000 and $3,376,000 respectively, of amounts due from DCIP related to equipment purchases made on behalf of DCIP for the installation of digital projection systems. After the projectors are installed and the Company is reimbursed for its installation costs, the Company will make capital contributions to DCIP for projector and installation costs in excess of the cap ($68,000 per system for digital conversions). The Company pays equipment rent monthly and records the equipment rental expense on a straight-line basis, including scheduled escalations of rent to commence after six and one-half years from the inception of the agreement. The difference between the cash rent and straight-line rent is recorded to deferred rent, a long-term liability account. As of September 29, 2011 and March 31, 2011, the Company had recorded $3,113,000 and $1,471,000 of deferred rent liability, respectively. The Company recorded digital equipment rental expense of $1,715,000 and $582,000 during the thirteen weeks ended September 29, 2011 and September 30, 2010, respectively and $3,240,000 and $942,000 during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively.

Open Road Films Transactions

        As of September 29, 2011, the Company had recorded $1,065,000 of amounts due to ORF related to film exhibition costs for Killer Elite, the first title distributed by ORF. The Company recorded equity in losses from ORF of $11,065,000 and $12,197,000 during the thirteen and twenty-six weeks ended September 29, 2011, respectively. The increase in equity in losses for the thirteen weeks ended September 29, 2011 is primarily due to advertising expenses related to current and upcoming film releases.

NCM Transactions

        The Company recorded equity in earnings from NCM of $7,275,000 and $8,976,000 during the thirteen weeks ended September 29, 2011 and September 30, 2010, respectively and $10,514,000 and $12,434,000 during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. As of September 29, 2011, the Company owns 17,323,782 units, or a 15.63% interest, in NCM. As a founding member, the Company has the ability to exercise significant influence over the governance of NCM, and, accordingly accounts for its investment following the equity method. The estimated fair market value of the units in NCM was approximately $255,872,000, based on the price per share of NCM, Inc. on September 29, 2011 of $14.77 per share.

        As of September 29, 2011 and March 31, 2011, the Company had recorded $1,253,000 and $1,708,000 respectively, of amounts due from NCM related to on-screen advertising revenue and theatre rent. As of September 29, 2011 and March 31, 2011, the Company had recorded $863,000 and $1,355,000 respectively, of amounts due to NCM related to the Exhibitor Services Agreement. The Company recorded revenues for advertising from NCM of $6,133,000 and $5,991,000 during the

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 5—INVESTMENTS (Continued)

thirteen weeks ended September 29, 2011 and September 30, 2010, respectively and $12,353,000 and $11,410,000 during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively. The Company recorded NCM advertising expenses related to beverage advertising of $3,568,000 and $3,422,000 during the thirteen weeks ended September 29, 2011 and September 30, 2010, respectively and $7,198,000 and $6,686,000 during the twenty-six weeks ended September 29, 2011 and September 30, 2010, respectively.

        All of the Company's NCM membership units are redeemable for, at the option of NCM, Inc., cash or shares of common stock of NCM, Inc. on a share-for-share basis. On August 18, 2010, the Company sold 6,500,000 shares of common stock of NCM, Inc. in an underwritten public offering for $16.00 per share and reduced the Company's related investment in NCM by $36,709,000, the average carrying amount of all shares owned. Net proceeds received on this sale were $99,840,000 after deducting related underwriting fees and professional and consulting costs of $4,160,000, resulting in a gain on sale of $63,131,000. In addition, on September 8, 2010, the Company sold 155,193 shares of NCM, Inc. to the underwriters to cover over-allotments for $16.00 per share and reduced the Company's related investment in NCM by $867,000, the average carrying amount of all shares owned. Net proceeds received on this sale were $2,384,000 after deducting related underwriting fees and professional and consulting costs of $99,000, resulting in a gain on sale of $1,517,000.

        The Company recorded the following changes in the carrying amount of its investment in NCM and equity in (earnings) losses of NCM during the twenty-six weeks ended September 29, 2011:

(In thousands)	Investment in NCM(1)	Deferred Revenue(2)	Cash Received (Paid)	Equity in (Earnings) Losses	Advertising (Revenue)
Beginning balance March 31, 2011	$74,551	$(333,792)
Receipt of excess cash distributions	(2,164)	—	$8,487	$(6,323)	$—
Receipt under Tax Receivable Agreement	(35)	—	494	(459)	—
Amortization of deferred revenue	—	2,515	—	—	(2,515)
Equity in earnings(3)	3,732	—	—	(3,732)	—

For the period ended or balance as of September 29, 2011	$76,084	$(331,277)	$8,981	$(10,514)	$(2,515)

(1)
Represents AMC's investment in 519,979 common membership units originally valued at March 27, 2008, 224,828 common membership units originally valued at March 17, 2009, 70,424 common membership units originally valued at March 17, 2010, and 3,601,811 common membership units originally valued at June 14, 2010 received under the Common Unit Adjustment Agreement dated as of February 13, 2007 (Tranche 2 Investments). AMC's investment in 12,906,740 common membership units (Tranche 1 Investment) is carried at zero cost.

(2)
Represents the unamortized portion of the Exhibitor Services Agreement (ESA) modifications payment received from NCM. Such amounts are being amortized to revenues over the remainder of the 30 year term of the ESA ending in 2036, using a units-of-revenue method, as described in ASC 470-10-35 (formerly EITF 88-18, Sales of Future Revenues).

(3)
Represents equity in earnings on the Tranche 2 Investments only.

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 5—INVESTMENTS (Continued)

Equity Method Accounting for Tranche 1 and Tranche 2 Investments in NCM

        On February 13, 2007, NCM, Inc., the sole manager of NCM, completed its Initial Public Offering ("IPO") and used the net proceeds from the IPO to purchase a 44.8% interest in NCM, paying NCM $746,100,000 and paying the Founding Members $78,500,000 for a portion of the NCM units owned by them. NCM then paid $686,300,000 of the funds received from NCM, Inc. to the Founding Members as consideration for their agreement to modify the then-existing ESA. Also in connection with the IPO, NCM used $59,800,000 of the proceeds it received from NCM, Inc. and $709,700,000 of net proceeds from its new senior secured credit facility entered into concurrently with the completion of the IPO to redeem $769,500,000 in NCM preferred units held by the Founding Members. The redemption distribution to the Founding Members described above related to the IPO resulted in large Members' Deficit amounts for the Founding Members.

        The Company received approximately $259,300,000 for the redemption of all of its preferred units in NCM and approximately $26,500,000 from selling common units in NCM to NCM, Inc. In addition, the Company received $231,300,000 as consideration for modifying the ESA.

        Following the NCM IPO, the Company will not recognize undistributed equity in the earnings on the original NCM membership units (Tranche 1 Investment) until NCM's future net earnings, less distributions received, surpass the amount of the excess distribution. The Company will recognize equity in earnings only to the extent it receives cash distributions from NCM. The Company considers the excess distribution described above as an advance on NCM's future earnings and, accordingly, future earnings of NCM should not be recognized through the application of equity method accounting until such time as the Company's share of NCM's future earnings, net of distributions received, exceeds the excess distribution. The Company believes that the accounting model provided by ASC 323-10-35-22 for recognition of equity investee losses in excess of an investor's basis is analogous to the accounting for equity income subsequent to recognizing an excess distribution.

        The Company has received 7,983,723 additional units in NCM subsequent to the IPO as a result of Common Unit Adjustments received from March 27, 2008 through June 14, 2010 (Tranche 2 Investments). The Company follows the guidance in ASC 323-10-35-29 (formerly EITF 02-18, Accounting for Subsequent Investments in an Investee after Suspension of Equity Loss Recognition) by analogy, which also refers to AICPA Technical Practice Aid 2220.14. Both sets of literature indicate that if a subsequent investment is made in an equity method investee that has experienced significant losses, the investor must determine if the subsequent investment constitutes funding of prior losses. The Company concluded that the construction or acquisition of new theatres that has led to the Common Unit adjustments included in its Tranche 2 Investments equates to making additional investments in NCM. The Company has evaluated the receipt of the additional common units in NCM and the assets exchanged for these additional units and has determined that the right to use its incremental new screens would not be considered funding of prior losses. This determination was formed by considering that (i) NCM does not receive any additional funds from the Tranche 2 Investments, (ii) both NCM and AMC record their respective increases to Members' Equity and Investment at the same amount (fair value of the units issued), (iii) the additional investments result in additional ownership in NCM and (iv) the investments in additional common units are not subordinate to the other equity of NCM.

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 5—INVESTMENTS (Continued)

As such, the additional common units received would be accounted for as a Tranche 2 Investment separate from the Company's initial investment following the equity method. The Company's Tranche 2 Investments correspond with the NCM Members' equity amounts in its capital account.

NOTE 6—FAIR VALUE MEASUREMENTS

        Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. The inputs used to develop these fair value measurements are established in a hierarchy, which ranks the quality and reliability of the information used to determine the fair values. The fair value classification is based on levels of inputs. Assets and liabilities that are carried at fair value are classified and disclosed in one of the following categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

        The following table summarizes the fair value hierarchy of the Company's financial assets and liabilities carried at fair value on a recurring basis as of September 29, 2011:

		Fair Value Measurements at September 29, 2011 Using
(In thousands)	Total Carrying Value at September 29, 2011	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
Cash and Equivalents:
Cash	$13	$13	$		$
Money Market Mutual Funds	68	68		—		—
Other long-term assets:
Equity securities, available-for-sale:
RealD Inc. Common Stock	12,156	12,156		—		—
Mutual Fund Large U.S. Equity	1,957	1,957		—		—
Mutual Fund Small/Mid U.S. Equity	270	270		—		—
Mutual Fund International	123	123		—		—
Mutual Fund Broad U.S. Equity	25	25		—		—
Mutual Fund Balance	61	61		—		—
Mutual Fund Fixed Income	292	292		—		—

Total assets at fair value	$14,965	$14,965		$—		$—

        Valuation Techniques.    The Company's money market mutual funds are invested in funds that seek to preserve principal, are highly liquid, and therefore are recorded on the balance sheet at the principal amounts deposited, which equals fair value. The equity securities, available-for-sale, primarily

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 6—FAIR VALUE MEASUREMENTS (Continued)

consist of common stock and mutual funds invested in equity, fixed income, and international funds and are measured at fair value using quoted market prices. The unrealized gain on the mutual funds recorded in accumulated other comprehensive loss as of September 29, 2011 was approximately $221,000. The unrealized loss on the RealD Inc. common stock recorded in accumulated other comprehensive loss as of September 29, 2011 was approximately $15,400,000. See Note 5—Investments, for further information regarding RealD Inc. common stock.

        Other Fair Value Measurement Disclosures.    The Company is required to disclose the fair value of financial instruments that are not recognized in the statement of financial position for which it is practicable to estimate that value. At September 29, 2011, the carrying amount of the Company's liabilities for corporate borrowings was approximately $2,316,918,000 and the fair value was approximately $2,223,242,000. At March 31, 2011, the carrying amount of the corporate borrowings was approximately $2,312,108,000 and the fair value was approximately $2,419,438,000. Quoted market prices were used to value publicly held corporate borrowings as well as using indicative trading levels for term loans as compiled by a firm that makes a market in the security. The carrying value of cash and equivalents approximates fair value because of the short duration of those instruments.

NOTE 7—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS

        A rollforward of reserves for theatre and other closure is as follows:

	Twenty-six Weeks Ended
(In thousands)	September 29, 2011	September 30, 2010
Beginning balance	$73,852	$6,694
Theatre and other closure expense	4,066	675
Transfer of property tax liability	496	141
Transfer of deferred rent	—	28
Transfer of capitalized lease obligation	32	—
Foreign currency translation adjustment	(1,125)	8
Cash payments	(7,928)	(1,016)

Ending balance	$69,393	$6,530

        During the twenty-six weeks ended September 29, 2011 and September 30, 2010, the Company recognized $4,066,000 and $675,000, respectively, of theatre and other closure expense primarily related to accretion on previously closed properties with remaining lease obligations.

        Theatre and other closure reserves for leases that have not been terminated are recorded at the present value of the future contractual commitments for the base rents, taxes and maintenance.

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 8—INCOME TAXES

        The difference between the effective tax rate on earnings from continuing operations before income taxes and the U.S. federal income tax statutory rate is as follows:

	Twenty-six Weeks Ended
	September 29, 2011	September 30, 2010
Income tax expense (benefit) at the federal statutory rate	$(5,370)	$18,900
Effect of:
State income taxes	1,070	5,000
Permanent items	140	(50)
Change in ASC 740 (formally FIN 48) reserve	(4,670)	—
Valuation allowance	9,900	(18,700)

Income tax expense	$1,070	$5,150

Effective income tax rate	(7.0)%	9.5%

        The accounting for income taxes requires that deferred tax assets and liabilities be recognized, using enacted tax rates, for the tax effect of temporary differences between the financial reporting and tax bases of recorded assets and liabilities. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

        The state tax provision was for the states that impose their income based taxes on a gross sales method, that impose a margin tax or that have suspended the use of net operating loss carryforwards into the current tax year.

        The IRS has issued a Notice of Proposed Adjustment to the Company for the 2007-2009 fiscal years related to its investment in NCM. The proposed adjustment is not expected to materially impact the Company's financial statements and any payments of taxes and interest related to the proposed adjustment are expected to be negligible.

NOTE 9—EMPLOYEE BENEFIT PLANS

        The Company sponsors frozen non-contributory qualified and non-qualified defined benefit pension plans generally covering all employees who, prior to the freeze, were age 21 or older and had completed at least 1,000 hours of service in their first twelve months of employment, or in a calendar year ending thereafter, and who were not covered by a collective bargaining agreement. The Company also offers eligible retirees the opportunity to participate in a health plan (medical and dental). Certain employees are eligible for subsidized postretirement medical benefits. The eligibility for these benefits is based upon a participant's age and service as of January 1, 2009.

        The Company expects to make pension contributions of approximately $967,000 per quarter for a total of approximately $3,868,000 during fiscal 2012.

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 9—EMPLOYEE BENEFIT PLANS (Continued)

        Net periodic benefit cost recognized for the plans during the twenty-six weeks ended September 29, 2011 and September 30, 2010 consists of the following:

	Pension Benefits		Other Benefits
(In thousands)	September 29, 2011	September 30, 2010	September 29, 2011	September 30, 2010
Components of net periodic benefit cost:
Service cost	$90	$91	$75	$77
Interest cost	2,320	2,304	589	638
Expected return on plan assets	(2,233)	(1,992)	—	—
Amortization of net loss	3	151	—	—
Amortization of prior service credit	—	—	(445)	(433)

Net periodic benefit cost	$180	$554	$219	$282

        During the twenty-six weeks ended September 29, 2011, the Company recorded an additional estimated withdrawal liability of approximately $301,000 related to a multiemployer pension plan where it had ceased making contributions. As of September 29, 2011, the Company's liability related to these collectively bargained multiemployer pension plan withdrawals, net of quarterly payments, was $3,341,000.

NOTE 10—COMMITMENTS AND CONTINGENCIES

        The Company, in the normal course of business, is party to various legal actions. Except as described below, management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

        United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc.    (No. 99 01034 FMC (SHx), filed in the U.S. District Court for the Central District of California). On January 29, 1999, the Department of Justice (the "Department") filed suit alleging that the Company's stadium style theatres violated the ADA and related regulations. The Department alleged the Company had failed to provide persons in wheelchairs seating arrangements with lines-of-sight comparable to the general public. The Department alleged various non-line-of-sight violations as well.

        As to line-of-sight matters, the trial court entered summary judgment in favor of the Department as to both liability and as to the appropriate remedy. On December 5, 2008, the Ninth Circuit Court of Appeals reversed the trial court as to the appropriate remedy and remanded the case back to the trial court for findings consistent with its decision. The Company and the Department reached a settlement regarding the extent of betterments and remedies required for line-of-sight violations which the parties believe are consistent with the Ninth Circuit's decision. The trial court approved the settlement on November 29, 2010. As to the non-line-of-sight aspects of the case, on January 21, 2003, the trial court entered summary judgment in favor of the Department on matters such as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. On December 5, 2003, the trial court entered a consent order and final judgment on

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 10—COMMITMENTS AND CONTINGENCIES (Continued)

non-line-of-sight issues under which the Company agreed to remedy certain violations at its stadium-style theatres and at certain theatres it may open in the future. Currently the Company estimates that remaining betterments are required at approximately 33 stadium-style theatres. The remaining unpaid costs of these betterments are not expected to have a material adverse impact to the Company's financial condition, results of operations or cash flows.

        Michael Bateman v. American Multi-Cinema, Inc.    (No. CV07-00171). In January 2007, a class action complaint was filed against the Company in the Central District of the United States District Court of California (the "District Court") alleging violations of the Fair and Accurate Credit Transactions Act ("FACTA"). FACTA provides in part that neither expiration dates nor more than the last 5 numbers of a credit or debit card may be printed on receipts given to customers. FACTA imposes significant penalties upon violators where the violation is deemed to have been willful. Otherwise damages are limited to actual losses incurred by the card holder. On October 11, 2011, the District Court granted final approval of the class action settlement. The settlement did not have a material adverse impact to the Company's financial condition, results of operations or cash flows.

        On May 14, 2009, Harout Jarchafjian filed a similar lawsuit alleging that the Company willfully violated FACTA and seeking statutory damages, but without alleging any actual injury (Jarchafjian v. American Multi-Cinema, Inc. (C.D. Cal. Case No. CV09-03434)). The District Court granted final approval of the class action settlement on October 3, 2011. The settlement did not have a material adverse impact to the Company's financial condition, results of operations or cash flows.

        In addition to the cases noted above, the Company is also currently a party to various ordinary course claims from vendors (including concession suppliers and film distributors), landlords and other legal proceedings. If management believes that a loss arising from these actions is probable and can reasonably be estimated, the Company records the amount of the loss, or the minimum estimated liability when the loss is estimated using a range and no point is more probable than another. As additional information becomes available, any potential liability related to these actions is assessed and the estimates are revised, if necessary. Except as described above, management believes that the ultimate outcome of such other matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations. However, litigation and claims are subject to inherent uncertainties and unfavorable outcomes could occur. An unfavorable outcome could include monetary damages. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the outcome occurs or in future periods.

NOTE 11—NEW ACCOUNTING PRONOUNCEMENTS

        In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-08, Intangibles-Goodwill and Other (Topic 350)—Testing Goodwill for Impairment, ("ASU 2011-08"). Under this amendment, an entity will have an option to first assess the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. ASU 2011-08 will be effective for the goodwill impairment test

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 11—NEW ACCOUNTING PRONOUNCEMENTS (Continued)

performed for fiscal years beginning after December 15, 2011, and is effective for the Company in fiscal 2013. Early adoption is permitted. The Company does not expect the adoption of ASU 2011-08 to have a material impact on the Company's consolidated financial position, cash flows, or results of operations.

        In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income, ("ASU 2011-05"). This ASU provides companies with an option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two-separate but consecutive statements. Companies will be required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. This ASU will eliminate the option of presenting the components of other comprehensive income as part of the statement of changes in Stockholders' equity. ASU 2011-05 will be effective for fiscal years and interim periods with those years, beginning after December 15, 2011 and is effective for the Company as of the beginning of fiscal 2013. The Company will include the disclosures required in its consolidated financial statements as of the first quarter of fiscal 2013.

        In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820)—Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, ("ASU 2011-04"). This ASU will require disclosures regarding transfers between Level 1 and Level 2 of the fair value hierarchy, disclosures about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy, and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. ASU 2011-04 will be effective during interim and annual periods beginning after December 15, 2011 and is effective for the Company as of the beginning of fiscal 2013. Early adoption is not permitted. The Company will include the disclosures required in its notes to its consolidated financial statements, effective in the first quarter of fiscal year 2013.

NOTE 12—RELATED PARTY TRANSACTIONS

Amended and Restated Fee Agreement

        In connection with the merger with LCE Holdings Inc., the Company and the Sponsors entered into an Amended and Restated Fee Agreement, which provides for an annual management fee of $5,000,000, payable quarterly and in advance to each Sponsor, on a pro rata basis, until the earliest of (i) the twelfth anniversary from December 23, 2004, and (ii) such time as the sponsors own less than 20% in the aggregate of Parent. In addition, the fee agreement provided for reimbursements by the Company to the Sponsors for their out-of-pocket expenses of up to $3,500,000 for fees payable by Parent in any single fiscal year in order to maintain its corporate existence, corporate overhead expenses and salaries or other compensation of certain employees. The Amended and Restated Fee Agreement terminated on June 11, 2007, the date of the holdco merger, and was superseded by a

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

September 29, 2011

(Unaudited)

NOTE 12—RELATED PARTY TRANSACTIONS (Continued)

substantially identical agreement entered into by the Company, the Sponsors and Parents' other stockholders.

        Upon the consummation of a change in control transaction or an initial public offering, each of the Sponsors will receive, in lieu of quarterly payments of the annual management fee, a fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the fee agreement (assuming a twelve year term from the date of the original fee agreement), calculated using the treasury rate having a final maturity date that is closest to the twelfth anniversary of the date of the original fee agreement date. As of September 29, 2011, the Company estimates that this amount would be $24,368,000. The Company expects to record any lump sum payment to the Sponsors as a dividend.

        The fee agreement also provides that the Company will indemnify the Sponsors against all losses, claims, damages and liabilities arising in connection with the management services provided by the Sponsors under the fee agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
AMC Entertainment Holdings, Inc.:

        We have audited the accompanying consolidated balance sheets of AMC Entertainment Holdings, Inc. (and subsidiaries) as of March 31, 2011 and April 1, 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for the 52-week periods then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMC Entertainment Holdings, Inc. (and subsidiaries) as of March 31, 2011 and April 1, 2010, and the results of their operations and their cash flows for the 52-week periods then ended, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 1 to the consolidated financial statements, the Company changed its accounting treatment for business combinations due to the adoption of new accounting requirements issued by the FASB, as of April 3, 2009.

                      /s/ KPMG LLP

Kansas City, Missouri
June 3, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of AMC Entertainment Holdings, Inc.:

        In our opinion, the accompanying consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of AMC Entertainment Holdings, Inc. and its subsidiaries (the "Company") for the 52 week period ended April 2, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri

May 26, 2009, except for the earnings (loss) per share discussed in Note 1 to the Consolidated Financial Statements, as to which the date is July 9, 2010

AMC Entertainment Holdings, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	52 Weeks Ended March 31, 2011		52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
Revenues
Admissions		$1,697,858	$1,711,853	$1,580,328
Concessions		664,108	646,716	626,251
Other theatre		61,002	59,170	58,908

Total revenues		2,422,968	2,417,739	2,265,487

Operating Costs and Expenses
Film exhibition costs		887,758	928,632	842,656
Concession costs		83,187	72,854	67,779
Operating expense		713,846	610,774	576,022
Rent		475,810	440,664	448,803
General and administrative:
Merger, acquisition and transaction costs		16,838	2,578	1,481
Management fee		5,000	5,000	5,000
Other		58,157	58,274	53,800
Depreciation and amortization		212,413	188,342	201,413
Impairment of long-lived assets		12,779	3,765	73,547

Operating costs and expenses		2,465,788	2,310,883	2,270,501

Operating income (loss)		(42,820)	106,856	(5,014)
Other expense (income)
Other expense (income)		28,556	(87,793)	(14,139)
Interest expense
Corporate borrowings		177,459	168,439	182,691
Capital and financing lease obligations		6,198	5,652	5,990
Equity in earnings of non-consolidated entities		(17,178)	(30,300)	(24,823)
Gain on NCM transactions		(64,441)	—	—
Investment income		(491)	(287)	(1,759)

Total other expense		130,103	55,711	147,960

Earnings (loss) from continuing operations before income taxes		(172,923)	51,145	(152,974)
Income tax provision (benefit)		1,950	(36,300)	5,800

Earnings (loss) from continuing operations		(174,873)	87,445	(158,774)
Earnings (loss) from discontinued operations, net of income taxes		569	(7,534)	9,728

Net earnings (loss)		$(174,304)	$79,911	$(149,046)

Basic earnings (loss) per share of common stock:
Earnings (loss) from continuing operations		$(136.73)	$68.38	$(123.93)
Earnings (loss) from discontinued operations		0.44	(5.89)	7.60

Net earnings (loss) per share		$(136.29)	$62.49	$(116.33)

Average shares outstanding:
Basic		1,278.92	1,278.82	1,281.20

Diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations		$(136.73)	$68.24	$(123.93)
Earnings (loss) from discontinued operations		0.44	(5.88)	7.60

Net earnings (loss) per share		$(136.29)	$62.36	$(116.33)

Average shares outstanding:
Diluted		1,278.92	1,281.42	1,281.20

Pro forma basic loss per share (See Note 1)	$

Pro forma diluted loss per share (See Note 1)	$

Pro forma average shares outstanding (See Note 1)
Basic

Diluted

See Notes to Consolidated Financial Statements.

AMC Entertainment Holdings, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)	March 31, 2011	April 1, 2010
Assets
Current assets:
Cash and equivalents	$417,408	$611,593
Receivables, net of allowance for doubtful accounts of $2,036 and $2,103	26,563	25,536
Other current assets	86,030	73,593

Total current assets	530,001	710,722
Property, net	958,722	863,532
Intangible assets, net	149,493	148,432
Goodwill	1,953,686	1,844,757
Other long-term assets	264,052	207,469

Total assets	$3,855,954	$3,774,912

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$165,416	$175,142
Dividends payable	—	—
Accrued expenses and other liabilities	139,338	143,273
Deferred revenues and income	141,237	125,842
Current maturities of corporate borrowings and capital and financing lease obligations	9,955	10,463

Total current liabilities	455,946	454,720
Corporate borrowings	2,305,608	2,265,414
Capital and financing lease obligations	62,220	53,323
Deferred revenues for exhibitor services agreement	333,792	252,322
Other long-term liabilities	432,439	309,591

Total liabilities	3,590,005	3,335,370

Commitments and contingencies
Stockholders' equity:
Common Stock	—	—
Class A-l Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 shares issued and outstanding as of March 31, 2011 and April 1, 2010)	4	4
Class A-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 shares issued and outstanding as of March 31, 2011 and April 1, 2010)	4	4
Class N Common Stock nonvoting ($.01 par value, 375,000 shares authorized; 2,021.01696 shares issued and outstanding as of March 31, 2011 and 1,700.63696 outstanding as of April 1, 2010)	—	—
Class L-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding as of March 31, 2011 and April 1, 2010)	3	3
Class L-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding as of March 31, 2011 and April 1, 2010)	3	3
Additional paid-in capital	671,363	669,837
Treasury Stock, 4,314 shares at cost	(2,596)	(2,596)
Accumulated other comprehensive loss	(3,991)	(3,176)
Accumulated deficit	(398,841)	(224,537)

Total stockholders' equity	265,949	439,542

Total liabilities and stockholders' equity	$3,855,954	$3,774,912

See Notes to Consolidated Financial Statements.

AMC Entertainment Holdings, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
Cash flows from operating activities:
Net earnings (loss)	$(174,304)	$79,911	$(149,046)
Adjustments to reconcile net earnings (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	212,413	188,342	222,483
Interest accrued to principal on corporate borrowings	10,981	10,570	34,001
Discount on repurchase of Discount Notes due 2014	(70,877)	—	—
Interest paid and discount on repurchase of Parent Term Loan	—	(29,046)	—
Impairment of long-lived assets	12,779	3,765	73,547
Deferred income taxes	—	(34,000)	400
Gain on NCM transactions	(64,441)	—	—
Theatre and other closure expense	60,763	2,573	(2,262)
Write-off of issuance costs related to early extinguishment of debt	—	3,468	—
Gain on extinguishment of debt	16,008	(85,451)	—
Loss (gain) on disposition of Cinemex		7,534	(14,772)
Excess distributions/(Equity in earnings losses from investments, net of distributions)	18,715	5,862	6,600
Change in assets and liabilities, net of acquisition:
Receivables	4,381	(2,474)	9,354
Other assets	671	2,323	(2,861)
Accounts payable	(30,487)	13,383	20,423
Accrued expenses and other liabilities	(3,879)	37,952	(21,870)
Other, net	(8,891)	(5,776)	(8,748)

Net cash provided by (used in) operating activities	(16,168)	198,936	167,249

Cash flows from investing activities:
Capital expenditures	(129,347)	(97,011)	(121,456)
Purchase of digital projection equipment for sale/leaseback	—	(6,784)	—
Proceeds from sale/leaseback of digital projection equipment	4,905	6,570	—
Acquisition of Kerasotes, net of cash acquired	(280,606)	—
Proceeds from NCM, Inc. stock sale	102,224	—	—
Proceeds on disposition of Cinemex, net of cash disposed	1,840	4,315	224,378
Proceeds on disposition of Fandango	—	—	2,383
Proceeds from disposition of long-term assets	58,391	—	—
LCE screen integration	—	(81)	(4,700)
Other, net	(7,444)	(3,346)	320

Net cash provided by (used in) investing activities	(250,037)	(96,337)	100,925

Cash flows from financing activities:
Proceeds from issuance of Senior Subordinated Notes due 2020	600,000	—	—
Proceeds from issuance of Senior Fixed Rate Notes due 2019	—	585,492	—
Repayment of revolving credit facility	—	(185,000)	185,000
Repurchase of Senior Fixed Rate Notes due 2012	—	(250,000)	—
Repurchase of Senior Subordinated Notes due 2016	(325,000)	—	—
Payment of tender offer and consent solicitation consideration on
Senior Subordinated Notes due 2016	(5,801)	—	—
Repurchase of Parent Term Loan	—	(160,035)
Principal payments under Term Loan	(6,500)	(6,500)	(6,500)
Principal payments under capital and financing lease obligations	(4,194)	(3,423)	(3,452)
Repayment of Discount Notes due 2014	(169,918)	—	—
Deferred financing costs	(14,742)	(16,639)	(642)
Proceeds from issuance of Common Stock and exercise of stock options	—	—	125
Treasury Stock purchase	—	—	(2,596)
Change in construction payables	(727)	6,714	(9,331)

Net cash provided by (used in) financing activities	73,118	(29,391)	162,604
Effect of exchange rate changes on cash and equivalents	(1,098)	(1,212)	(3,001)

Net increase (decrease) in cash and equivalents	(194,185)	71,996	427,777
Cash and equivalents at beginning of year	611,593	539,597	111,820

Cash and equivalents at end of year	$417,408	$611,593	$539,597

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (refunded) during the period for:
Interest (including amounts capitalized of $64, $14, and $415)	$185,448	$177,066	$154,830
Income taxes, net	729	(2,033)	16,731
Schedule of non-cash investing and financing activities:
Investment in NCM (See Note 6—Investments)	$86,159	$2,290	$5,453
Investment in DCIP (See Note 6—Investments)	—	21,768	—
Investment in RealD Inc. (See Note 6—Investments)	27,586	—	—
See Note 2—Acquisition for non-cash activities related to acquisition.

See Notes to Consolidated Financial Statements.

AMC Entertainment Holdings, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Class A-1 Voting Common Stock		Class A-2 Voting Common Stock		Class N Voting Common Stock		Class L-1 Voting Common Stock		Class L-2 Voting Common Stock
													Accumulated Other Comprehensive Income (Loss)
											Additional Paid-in Capital	Treasury Stock		Accumulated Deficit	Total Stockholders' Equity
(In thousands, except share and per share data)	Shares	Amount	Shares		Shares		Shares	Amount	Shares	Amount
April 3, 2008 through March 31, 2011
Balance, April 3, 2008	382,475.00000	$4	382,475.00000	$4	5,628.77496	$—	256,085.61252	$3	256,085.6152	$3	$665,705	$—	$(3,668)	(155,320)	$506,731
Comprehensive earnings (loss):
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(149,046)	(149,046)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	25,558	—	25,558
Change in fair value of cash flow hedges	—	—	—	—	—	—	—	—	—	—	—	—	(1,833)	—	(1,833)
Losses on interest rate swaps reclassified to interest expense corporate borrowings	—	—	—	—	—	—	—	—	—	—	—	—	5,230	—	5,230
Pension and other benefit adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(8,117)	—	(8,117)
Unrealized loss on marketable securities	—	—	—	—	—	—	—	—	—	—	—	—	(109)	—	(109)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(128,317)
ASC 715 (formerly SFAS 158) adoption adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	(82)	(82)
Stock-based compensation—options	—	—	—	—	—	—	—	—	—	—	2,623	—	—	—	2,623
Treasury Stock purchased	—	—	—	—	(4,314)	—	—	—	—	—	—	(2,596)	—	—	(2,596)
Issuance of Class N Common Stock	—	—	—	—	385.862	—	—	—	—	—	125	—	—	—	125

Balance April 2, 2009	382,475.00000	4	382,475.00000	4	1,700.63696	—	256,085.61252	3	256,085.6152	3	668,453	(2,596)	17,061	(304,448)	378,484
Comprehensive earnings:
Net earnings	—	—	—	—	—	—	—	—	—	—	—	—	—	79,911	79,911
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(13,021)	—	(13,021)
Change in fair value of cash flow hedges	—	—	—	—	—	—	—	—	—	—	—	—	(6)	—	(6)
Losses on interest rate swaps reclassified to interest expense corporate borrowings	—	—	—	—	—	—	—	—	—	—	—	—	558	—	558
Pension and other benefit adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(8,499)	—	(8,499)
Unrealized loss on marketable securities	—	—	—	—	—	—	—	—	—	—	—	—	731	—	731

Comprehensive earnings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	59,674
Stock-based compensation—options	—	—	—	—	—	—	—	—	—	—	1,384	—	—	—	1,384

Balance April 1, 2010	382,475.00000	4	382,475.00000	4	1,700.63696		256,085.61252	3	256,085.6152	3	669,837	(2,596)	(3,176)	(224,537)	439,542
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(174,304)	(174,304)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(5,678)	—	(5,678)
Pension and other benefit adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(1,109)	—	(1,109)
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—	—	—	—	—	5,972	—	5,972

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(175,119)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	1,526	—	—	—	1,526
Issuance of Class N Common Stock	—	—	—	—	320.38	—	—	—	—	—	—	—	—	—	—

Balance March 31, 2011	382,475.00000	$4	382,475.00000	$4	2,021.01696	$—	256,085.61252	$3	256,085.6152	$3	$671,363	$(2,596)	$(3,991)	$(398,841)	$265,949

See Notes to Consolidated Financial Statements

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

        AMC Entertainment Holdings, Inc. (also referred to as "Parent" or the "Company"), through its direct and indirect subsidiaries, is principally involved in the theatrical exhibition business and owns, operates or has interests in theatres located in the United States and Canada, China (Hong Kong), France and the United Kingdom. The Company's principal wholly owned operating subsidiary is AMC Entertainment Inc. ("AMCE"). The Company discontinued its operations in Spain and Portugal during the third quarter of fiscal 2007 and discontinued its operations in Mexico during the third quarter of fiscal 2009.

        On March 31, 2011, Marquee Holdings Inc. ("Holdings"), a direct, wholly-owned subsidiary of Parent and a holding company, the sole asset of which consisted of the capital stock of AMCE, was merged with and into Parent, with Parent continuing as the surviving entity. As a result of the merger, AMCE became a direct subsidiary of Parent.

        Use of Estimates:    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: (1) Impairments, (2) Film exhibition costs, (3) Income and operating taxes, (4) Theatre and Other Closure Expense (Income), and (5) Gift card and packaged ticket revenues. Actual results could differ from those estimates.

        Principles of Consolidation:    The consolidated financial statements include the accounts of AMCE and all subsidiaries, as discussed above. All significant intercompany balances and transactions have been eliminated in consolidation. There are no noncontrolling (minority) interests in the Company's consolidated subsidiaries; consequently, all of its stockholders' equity, net earnings (loss) and comprehensive earnings (loss) for the periods presented are attributable to controlling interests.

        Fiscal Year:    The Company has a 52/53 week fiscal year ending on the Thursday closest to the last day of March. Fiscal 2011, fiscal 2010, and fiscal 2009 reflect 52 week periods.

        Revenues:    Revenues are recognized when admissions and concessions sales are received at the theatres. The Company defers 100% of the revenue associated with the sales of gift cards and packaged tickets until such time as the items are redeemed or management believes future redemption to be remote based upon applicable laws and regulations. During fiscal 2009, management changed its estimate of redemption rates for packaged tickets. Management believes the 18 month estimate and revised redemption rates are supported by its continued development of specific historical redemption patterns for gift cards and that they are reflective of management's current best estimate. These changes in estimate had the effect of increasing other theatre revenues and earnings from continuing operations by approximately $2,600,000 and $1,600,000, respectively, during fiscal 2009. During the fiscal years ended March 31, 2011, April 1, 2010, and April 2, 2009, the Company recognized $14,131,000, $13,591,000, and $14,139,000 of income, respectively, related to the derecognition of gift card liabilities where management believes future redemption to be remote which was recorded in other expense (income) in the Consolidated Statements of Operations.

        Film Exhibition Costs:    Film exhibition costs are accrued based on the applicable box office receipts and estimates of the final settlement to the film licenses. Film exhibition costs include certain

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

advertising costs. As of March 31, 2011 and April 1, 2010, the Company recorded film payables of $62,598,000 and $78,499,000, respectively, which is included in accounts payable in the accompanying Consolidated Balance Sheets.

        Concession Costs:    The Company records payments from vendors as a reduction of concession costs when earned unless it is determined that the payment was for the fair value of services provided to the vendor where the benefit to the vendor is sufficiently separable from the Company's purchase of the vendor's products. In the latter instance, revenue is recorded when and if the consideration received is in excess of fair value, which excess is recorded as a reduction of concession costs. In addition, if the payment from the vendor is for a reimbursement of expenses, then those expenses are offset.

        Screen Advertising:    On March 29, 2005, the Company and Regal Entertainment Group combined their respective cinema screen advertising businesses into a new joint venture company called National CineMedia, LLC ("NCM") and on July 15, 2005, Cinemark Holdings, Inc. ("Cinemark") joined NCM, as one of the founding members. NCM engages in the marketing and sale of cinema advertising and promotions products; business communications and training services; and the distribution of digital alternative content. The Company records its share of on-screen advertising revenues generated by NCM in other theatre revenues.

        Guest Frequency Program:    The Company has a guest frequency program, AMC Stubs, which allows members to earn $10 for each $100 purchase completed at its theatres. Amounts earned are redeemable by members on future purchases at the Company's theatres. The value of amounts earned are included in deferred revenues and income and recorded as a reduction in admissions and concessions revenues at the time the amounts are earned, based on the selling price of awards that are projected to be redeemed. Earned awards must be redeemed no later than 90 days from the date of issuance. The Company accounts for membership fee revenue for its guest frequency program on a deferred basis, net of estimated refunds, whereby revenue is recognized ratably over the one-year membership period.

        Advertising Costs:    The Company expenses advertising costs as incurred and does not have any direct-response advertising recorded as assets. Advertising costs were $6,723,000, $9,103,000 and $18,121,000 for the periods ended March 31, 2011, April 1, 2010 and April 2, 2009, respectively, and are recorded in operating expense in the accompanying Consolidated Statements of Operations.

        Cash and Equivalents:    Under the Company's cash management system, checks issued but not presented to banks frequently result in book overdraft balances for accounting purposes and are classified within accounts payable in the balance sheet. The change in book overdrafts are reported as a component of operating cash flows for accounts payable as they do not represent bank overdrafts. The amount of these checks included in accounts payable as of March 31, 2011 and April 1, 2010 was $54,619,000 and $60,943,000, respectively. All highly liquid debt instruments and investments purchased with an original maturity of three months or less are classified as cash equivalents.

        Intangible Assets:    Intangible assets are recorded at cost or fair value, in the case of intangible assets resulting from acquisitions, and are comprised of lease rights, amounts assigned to theatre leases acquired under favorable terms, customer relationship intangible assets, management contracts,

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

trademarks and trade names each of which are being amortized on a straight-line basis over the estimated remaining useful lives of the assets except for a customer relationship intangible asset, the AMC trademark and the Kerasotes trade names. The customer relationship intangible asset is amortized over eight years based upon the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. This pattern indicates that over 2/3rds of the cash flow generated from the asset is derived during the first five years. The AMC trademark and Kerasotes trade names are considered indefinite lived intangible assets, and therefore are not amortized but rather evaluated for impairment annually. In fiscal 2011, 2010 and 2009, the Company impaired favorable lease intangible assets in the amount of $1,334,000, $0 and $1,364,000, respectively.

        Investments:    The Company accounts for its investments in non-consolidated entities using either the cost or equity methods of accounting as appropriate, and has recorded the investments within other long-term assets in its Consolidated Balance Sheets and records equity in earnings and losses of those entities accounted for following the equity method of accounting within equity in earnings of non-consolidated entities in its Consolidated Statements of Operations. The Company follows the guidance in ASC 323-30-35-3, which prescribes the use of the equity method for investments where the Company has significant influence. The Company classifies gains and losses on sales of and changes of interest in equity method investments within equity in earnings of non-consolidated entities or in separate line items on the face of the Consolidated Statements of Operations when material, and classifies gains and losses on sales of investments accounted for using the cost method in investment income. Gains and losses on cash sales are recorded using the weighted average cost of all interests in the investments. Gains and losses related to non-cash negative common unit adjustments are recorded using the weighted average cost of those units accounted for as Tranche 2 investments in NCM which were received in connection with prior common unit adjustments. See Note 6—Investments for further discussion of our investments in NCM. As of March 31, 2011, the Company holds equity method investments comprised of a 15.66% interest in NCM, a joint venture that markets and sells cinema advertising and promotions; a 26.22% interest in Movietickets.com, a joint venture that provides moviegoers with a way to buy movie tickets online, access local showtime information, view trailers and read reviews; a 29% interest in Digital Cinema Implementation Partners LLC, a joint venture charged with implementing digital cinema in the Company's theatres; a 50% ownership interest in two U.S. motion picture theatres and one IMAX screen; and a 50% interest in Midland Empire Partners, LLC, a joint venture developing live and film entertainment venues in the Power & Light District of Kansas City, Missouri. During fiscal 2011, the Company formed a motion picture distribution company, Open Road Films and holds a 50% ownership interest. At March 31, 2011, the Company's recorded investments are less than its proportional ownership of the underlying equity in these entities by approximately $8,307,000, excluding NCM. Included in equity in earnings of non-consolidated entities for the 52 weeks ended March 31, 2011 is an impairment charge of $8,825,000 related to a joint venture investment in Midland Empire Partners, LLC. The decline in the fair market value of the investment was considered other than temporary due to inadequate projected future cash flows. Included in equity in earnings of non-consolidated entities for the 52 weeks ended April 2, 2009 is an impairment charge of $2,742,000 related to a theatre joint venture investment. The decline in the fair market value of the investment was considered other than temporary due to competitive theatre builds.

        The Company's investment in RealD Inc. is an available-for-sale marketable equity security and is carried at fair value (Level 1). Unrealized gains and losses on available-for-sale securities are included

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

in the Company's Consolidated Balance Sheets as a component of accumulated other comprehensive loss. See Note 6—Investments for further discussion of our investment in RealD Inc.

        Goodwill:    Goodwill represents the excess of cost over fair value of net tangible and identifiable intangible assets related to acquisitions. The Company is not required to amortize goodwill as a charge to earnings; however, the Company is required to conduct an annual review of goodwill for impairment.

        The Company's recorded goodwill was $1,953,686,000 and $1,844,757,000 as of March 31, 2011 and April 1, 2010, respectively. The Company evaluates goodwill and its trademarks for impairment annually as of the beginning of the fourth fiscal quarter or more frequently as specific events or circumstances dictate. The Company's goodwill is recorded in its Theatrical Exhibition operating segment which is also the reporting unit for purposes of evaluating recorded goodwill for impairment. If the carrying value of the reporting unit exceeds its fair value the Company is required to reallocate the fair value of the reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The Company determines fair value by using an enterprise valuation methodology determined by applying multiples to cash flow estimates less net indebtedness, which the Company believes is an appropriate method to determine fair value. There is considerable management judgment with respect to cash flow estimates and appropriate multiples and discount rates to be used in determining fair value and such management estimates fall under Level 3 within the fair value measurement hierarchy, see Note 15—Fair Value Measurements.

        The Company performed its annual impairment analysis during the fourth quarter of fiscal 2011. The fair value of the Company's Theatrical Exhibition operations exceed the carrying value by more than 10% and management does not believe that impairment is probable.

        Other Long-term Assets:    Other long-term assets are comprised principally of investments in partnerships and joint ventures, costs incurred in connection with the issuance of debt securities, which are being amortized to interest expense over the respective lives of the issuances, and capitalized computer software, which is amortized over the estimated useful life of the software.

        Leases:    The majority of the Company's operations are conducted in premises occupied under lease agreements with initial base terms ranging generally from 15 to 20 years, with certain leases containing options to extend the leases for up to an additional 20 years. The Company does not believe that exercise of the renewal options are reasonably assured at the inception of the lease agreements and, therefore, considers the initial base term as the lease term. Lease terms vary but generally the leases provide for fixed and escalating rentals, contingent escalating rentals based on the Consumer Price Index not to exceed certain specified amounts and contingent rentals based on revenues with a guaranteed minimum.

        The Company records rent expense for its operating leases on a straight-line basis over the base term of the lease agreements commencing with the date the Company has "control and access" to the leased premises, which is generally a date prior to the "lease commencement date" in the lease agreement. Rent expense related to any "rent holiday" is recorded as operating expense, until construction of the leased premises is complete and the premises are ready for their intended use. Rent

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

charges upon completion of the leased premises subsequent to the theatre opening date are expensed as a component of rent expense.

        Occasionally, the Company will receive amounts from developers in excess of the costs incurred related to the construction of the leased premises. The Company records the excess amounts received from developers as deferred rent and amortizes the balance as a reduction to rent expense over the base term of the lease agreement.

        The Company evaluates the classification of its leases following the guidance in ASC 840-10-25. Leases that qualify as capital leases are recorded at the present value of the future minimum rentals over the base term of the lease using the Company's incremental borrowing rate. Capital lease assets are assigned an estimated useful life at the inception of the lease that generally corresponds with the base term of the lease.

        Occasionally, the Company is responsible for the construction of leased theatres and for paying project costs that are in excess of an agreed upon amount to be reimbursed from the developer. ASC 840-40-05-5 requires the Company to be considered the owner (for accounting purposes) of these types of projects during the construction period and therefore is required to account for these projects as sale and leaseback transactions. As a result, the Company has recorded $42,190,000 and $30,956,000 as financing lease obligations for failed sale leaseback transactions on its Consolidated Balance Sheets related to these types of projects as of March 31, 2011 and April 1, 2010, respectively.

        Sale and Leaseback Transactions:    The Company accounts for the sale and leaseback of real estate assets in accordance with ASC 840-40. Losses on sale leaseback transactions are recognized at the time of sale if the fair value of the property sold is less than the undepreciated cost of the property. Gains on sale and leaseback transactions are deferred and amortized over the remaining base term of the lease.

        Impairment of Long-lived Assets:    The Company reviews long-lived assets, including definite-lived intangibles, investments in non-consolidated subsidiaries accounted for under the equity method, marketable equity securities and internal use software for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company identifies impairments related to internal use software when management determines that the remaining carrying value of the software will not be realized through future use. The Company reviews internal management reports on a quarterly basis as well as monitors current and potential future competition in the markets where it operates for indicators of triggering events or circumstances that indicate potential impairment of individual theatre assets. The Company evaluates theatres using historical and projected data of theatre level cash flow as its primary indicator of potential impairment and considers the seasonality of its business when making these evaluations. The Company performs impairment analysis during the fourth quarter because Christmas and New Year's holiday results comprise a significant portion of the Company's operating cash flow and the actual results from this period, which are available during the fourth quarter of each fiscal year, are an integral part of the impairment analysis. Under these analyses, if the sum of the estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the asset, an impairment loss is recognized in the amount by which the carrying value of the asset exceeds its estimated fair value. Assets are evaluated for impairment on an individual theatre basis, which management believes is the

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

lowest level for which there are identifiable cash flows. The impairment evaluation is based on the estimated cash flows from continuing use until the expected disposal date for the fair value of furniture, fixtures and equipment. The expected disposal date does not exceed the remaining lease period unless it is probable the lease period will be extended and may be less than the remaining lease period when the Company does not expect to operate the theatre to the end of its lease term. The fair value of assets is determined as either the expected selling price less selling costs (where appropriate) or the present value of the estimated future cash flows. The fair value of furniture, fixtures and equipment has been determined using similar asset sales and in some instances with the assistance of third party valuation studies. The discount rate used in determining the present value of the estimated future cash flows was based on management's expected return on assets during fiscal 2011.

        There is considerable management judgment necessary to determine the estimated future cash flows and fair values of our theatres and other long-lived assets, and, accordingly, actual results could vary significantly from such estimates which fall under Level 3 within the fair value measurement hierarchy, see Note 15—Fair Value Measurements. During fiscal 2011, the Company recognized non-cash impairment losses of $21,604,000 related to long-term assets. The Company recognized an impairment loss of $11,445,000 on seven theatres with 75 screens (in Arizona, California, Maryland, Missouri and New York), which was related to property, net and $1,334,000 related to intangibles, net. The Company also adjusted the carrying value of a joint venture investment, Midland Empire Partners, LLC which resulted in an impairment charge of $8,825,000.

        Impairment losses in the Consolidated Statements of Operations are included in the following captions:

(In thousands)	52 weeks Ended March 31, 2011	52 weeks Ended April 1, 2010	52 weeks Ended April 2, 2009
Impairment of long-lived assets	$12,779	$3,765	$73,547
Equity in earnings of non-consolidated entities	8,825	—	2,742
Investment income	—	—	1,512

Total impairment losses	$21,604	$3,765	$77,801

        Foreign Currency Translation:    Operations outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average rates of exchange. The resultant translation adjustments are included in foreign currency translation adjustment, a separate component of accumulated other comprehensive loss. Gains and losses from foreign currency transactions, except those intercompany transactions of a long-term investment nature, are included in net earnings (loss).

        Earnings (loss) per Share:    Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share includes the effects of outstanding stock options, if dilutive.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following table sets forth the computation of basic and diluted earnings (loss) from continuing operations per common share:

(In thousands, except per share data)	52 weeks Ended March 31, 2011	52 weeks Ended April 1, 2010	52 weeks Ended April 2, 2009
Numerator:
Earnings (loss) from continuing operations	$(174,873)	$87,445	$(158,774)

Denominator:
Shares for basic earnings (loss) per common share	1,278.92	1,278.82	1,281.20
Stock options	—	2.60	—

Shares for diluted earnings per common share	1,278.92	1,281.42	1,281.20

Basic earnings (loss) from continuing operations per common share	$(136.73)	$68.38	$(123.93)

Diluted earnings (loss) from continuing operations per common share	$(136.73)	$68.24	$(123.93)

        Options to purchase 35,684.2 shares of common stock at a weighted average exercise price of $450 per share and 5,372 shares of nonvested restricted stock were outstanding during the year ended March 31, 2011, but were not included in the computations of diluted earnings per share since the shares were anti-dilutive. Options to purchase 10,830.71809 shares of common stock at a weighted average exercise price of $491 per share were outstanding during the year ended April 1, 2010, but were not included in the computations of diluted earnings per share since the options were anti-dilutive. Options to purchase 26,811.1680905 shares of common stock at a weighted average exercise price of $391.43 were outstanding during the year ended April 2, 2009, but were not included in the computations of diluted loss per share since the options were anti-dilutive.

        Pro forma loss per share (Unaudited):    The pro forma effect of the conversion of various classes of common stock to common stock and expected payment of $24,727,000 pursuant to our Management Agreement have been reflected in the accompanying pro forma information for the period ended March 31, 2011. Prior to consummating this offering, Parent intends to reclassify each share of its existing Class A common stock, Class N common stock and Class L common stock. Pursuant to the reclassification, which is being treated in a manner similar to a stock split, each holder of shares of Class A common stock, Class N common stock and Class L common stock will receive      shares of common stock for one share of Class A common stock, Class L common stock or Class N common stock. Pro forma per share data also gives effect to an increase of                   shares which, when multiplied by an assumed offering price of           per share (the mid-point of the estimated offering price range set forth on the cover page of this prospectus), would be sufficient to replace the expected payment of $25,835,000 pursuant to our Management Agreement.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Stock-based Compensation:    The options and restricted stock have been accounted for using the fair value method of accounting for stock-based compensation arrangements, and the Company has valued the options using the Black-Scholes formula and has elected to use the simplified method for estimating the expected term of "plain vanilla" share option grants as it does not have enough historical experience to provide a reasonable estimate. See Note 9—Stockholders' Equity for further information.

        Income and Operating Taxes:    The Company accounts for income taxes in accordance with ASC 740-10. Under ASC 740-10, deferred income tax effects of transactions reported in different periods for financial reporting and income tax return purposes are recorded by the asset and liability method. This method gives consideration to the future tax consequences of deferred income or expense items and recognizes changes in income tax laws in the period of enactment. The statement of operations effect is generally derived from changes in deferred income taxes on the balance sheet.

        Casualty Insurance:    For fiscal 2011, the Company was self-insured for general liability up to $500,000 per occurrence and carried a $400,000 deductible limit per occurrence for workers compensation claims. Effective April 1, 2011, the Company is self-insured for general liability up to $1,000,000 per occurrence and carries a $500,000 deductible limit per occurrence for workers compensation claims. The Company utilizes actuarial projections of its ultimate losses to calculate its reserves and expense. The actuarial method includes an allowance for adverse developments on known claims and an allowance for claims which have been incurred but which have not yet been reported. As of March 31, 2011 and April 1, 2010, the Company had recorded casualty insurance reserves of $14,420,000 and $16,253,000, respectively, net of estimated insurance recoveries. The Company recorded expenses related to general liability and workers compensation claims of $12,398,000, $11,363,000 and $10,537,000 for the periods ended March 31, 2011, April 1, 2010 and April 2, 2009, respectively.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Other Expense (Income):    The following table sets forth the components of other expense (income):

	Fifty-two Weeks Ended
(In thousands)	March 31, 2011	April 1, 2010	April 2, 2009
Gain on extinguishment of Parent Term Loan Facility	$—	$(85,234)	$—
Loss on redemption of 12% Senior Discount Notes due 2014	14,840	—	—
Loss on redemption of 8 5/8% Senior Notes due 2012	—	11,276	—
Loss on redemption of 11% Senior Subordinated Notes due 2016	24,332	—	—
Loss on modification of Senior Secured Credit Facility Term Loan due 2013	3,289	—	—
Loss on modification of Senior Secured Credit Facility Revolver	367	—	—
Gift card redemptions considered to be remote	(14,131)	(13,591)	(14,139)
Other income	(141)	(244)	—

Other expense (income)	$28,556	$(87,793)	$(14,139)

        New Accounting Pronouncements:    In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements, ("ASU 2010-06"). This Update provides a greater level of disaggregated information and enhanced disclosures about valuation techniques and inputs to fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009 and is effective for the Company as of the end of fiscal 2010 except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years and was effective for the Company as of the beginning of fiscal 2011. See Note 12—Employee Benefit Plans and Note 15—Fair Value Measurements for required disclosures.

        In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements—A Consensus of the FASB Emerging Issues Task Force, ("ASU 2009-13"). This Update provides amendments to the criteria in Subtopic 605-25 that addresses how to separate multiple-deliverable arrangements and how to measure and allocate arrangement consideration to one or more units of accounting. In addition, this amendment significantly expands the disclosure requirements related to multiple-deliverable revenue arrangements. ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and is effective for the Company as of the beginning of fiscal 2012. Early adoption is permitted. The Company does not expect the adoption of ASU 2009-13 to have a material impact on the Company's consolidated financial position, cash flows, or results of operations.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In December 2007, the FASB revised ASC 805, Business Combinations, which addresses the accounting and disclosure for identifiable assets acquired, liabilities assumed, and noncontrolling interests in a business combination. This statement requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method); expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in income, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred rather than being capitalized as part of the cost of acquisition. This standard became effective in the first quarter of fiscal 2010. The Company changed its accounting treatment for business combinations on a prospective basis. In addition, the reversal of valuation allowance for deferred tax assets related to business combinations will flow through the Company's income tax provision, on a prospective basis, as opposed to goodwill.

        Subsequent Events:    The Company has evaluated subsequent events through June 3, 2011.

NOTE 2—ACQUISITION

        On May 24, 2010, the Company completed the acquisition of substantially all of the assets (92 theatres and 928 screens) of Kerasotes Showplace Theatres, LLC ("Kerasotes"). Kerasotes operated 95 theatres and 972 screens in mid-sized, suburban and metropolitan markets, primarily in the Midwest. More than three quarters of the Kerasotes theatres feature stadium seating and almost 90 percent have been built since 1994. The Company acquired Kerasotes based on their highly complementary geographic presence in certain key markets. Additionally, the Company expects to realize synergies and cost savings related to the Kerasotes acquisition as a result of moving to the Company's operating practices, decreasing costs for newspaper advertising and concessions and general and administrative expense savings, particularly with respect to the consolidation of corporate related functions and elimination of redundancies. The purchase price for the Kerasotes theatres paid in cash at closing was $276,798,000, net of cash acquired, and was subject to working capital and other purchase price adjustments as described in the Unit Purchase Agreement. The Company paid working capital and other purchase price adjustments of $3,808,000 during the second quarter of fiscal 2011, based on the final closing date working capital and deferred revenue amounts, and has included this amount as part of the total purchase price.

        The acquisition of Kerasotes is being treated as a purchase in accordance with Accounting Standards Codification, ("ASC") 805, Business Combinations, which requires allocation of the purchase price to the estimated fair values of assets and liabilities acquired in the transaction. The allocation of purchase price is based on management's judgment after evaluating several factors, including bid prices

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 2—ACQUISITION (Continued)

from potential buyers and a valuation assessment. The following is a summary of the final allocation of the purchase price:

(In thousands)	Total
Cash	$809
Receivables, net(1)	3,832
Other current assets	13,428
Property, net	201,520
Intangible assets, net(2)	17,387
Goodwill(3)	119,874
Other long-term assets	4,531
Accounts payable	(13,538)
Accrued expenses and other liabilities	(12,439)
Deferred revenues and income	(1,806)
Capital and financing lease obligations	(12,583)
Other long-term liabilities(4)	(39,600)

Total purchase price	$281,415

(1)
Receivables consist of trade receivables recorded at fair value. The Company did not acquire any other class of receivables as a result of the acquisition of Kerasotes.

(2)
Intangible assets consist of certain Kerasotes' trade names, a non-compete agreement, and favorable leases. See Note 5—Goodwill and Other Intangible Assets for further information.

(3)
Goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations. Amounts recorded for goodwill are not subject to amortization and are expected to be deductible for tax purposes.

(4)
Other long-term liabilities consist of certain theatre and ground leases that have been identified as unfavorable.

        During the fifty-two weeks ended March 31, 2011, the Company incurred acquisition-related costs for Kerasotes of approximately $12,600,000, which are included in general and administrative expense: merger, acquisition and transaction costs in the Consolidated Statements of Operations.

        In connection with the acquisition of Kerasotes, the Company divested of seven Kerasotes theatres with 85 screens as required by the Antitrust Division of the United States Department of Justice. The Company also sold the Kerasotes digital projector systems, one vacant theatre that had previously been closed by Kerasotes, and closed another Kerasotes theatre. Proceeds from the divested and closed theatres and other property exceeded the carrying amount by approximately $10,945,000, which was recorded as a reduction to goodwill.

        The Company was also required by the Antitrust Division of the United States Department of Justice to divest of four AMC theatres with 57 screens. The Company recorded a gain on disposition of assets of $10,056,000 for one divested AMC theatre with 14 screens during the fifty-two weeks ended

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 2—ACQUISITION (Continued)

March 31, 2011, which reduced operating expenses by approximately $10,056,000. Additionally, the Company acquired two theatres with 26 screens that were received in exchange for three of the AMC theatres with 43 screens. The Company recorded revenues of approximately $225,200,000 from May 24, 2010 through March 31, 2011 resulting from the acquisition of Kerasotes, and recorded operating costs and expenses of approximately $237,500,000, including $30,900,000 of depreciation and amortization and $12,600,000 of merger, acquisition and transaction costs. The Company recorded $934,000 of other expense related to Kerasotes.

        The unaudited pro forma financial information presented below sets forth the Company's historical statements of operations for the periods indicated and gives effect to the acquisition as if the business combination and required divestitures had occurred as of the beginning of fiscal 2010. Such information is presented for comparative purposes to the Consolidated Statements of Operations only and does not purport to represent what the Company's results of operations would actually have been had these

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 2—ACQUISITION (Continued)

transactions occurred on the date indicated or to project its results of operations for any future period or date.

(In thousands)	52 Weeks Ended Pro forma March 31, 2011	52 Weeks Ended Pro forma April 1, 2010
	(unaudited)	(unaudited)
Revenues
Admissions	$1,716,426	$1,889,149
Concessions	672,761	727,481
Other theatre	61,790	67,125

Total revenues	2,450,977	2,683,755

Operating Costs and Expenses
Film exhibition costs	897,590	1,021,725
Concession costs	84,616	82,717
Operating expense	729,833	680,638
Rent	480,016	479,290
General and administrative:
Merger, acquisition and transaction costs*	16,838	2,578
Management fee	5,000	5,000
Other	59,808	75,241
Depreciation and amortization	216,095	214,382
Impairment of long-lived assets	12,779	3,765

Operating costs and expenses	2,502,575	2,565,336

Operating income (loss)	(51,598)	118,419
Other expense (income)
Other expense (income)	28,556	(87,793)
Interest expense
Corporate borrowings	177,459	168,439
Capital and financing lease obligations	6,370	6,768
Equity in earnings of non-consolidated entities	(17,178)	(30,300)
Gain on NCM transactions	(64,441)	—
Investment income	(491)	(89)

Total other expense	130,275	57,025

Earnings (loss) from continuing operations before income taxes	(181,873)	61,394
Income tax provision (benefit)	(1,450)	(32,500)

Earnings (loss) from continuing operations	(180,423)	93,894
Earnings (loss) from discontinued operations, net of income taxes	569	(7,534)

Net earnings (loss)	$(179,854)	$86,360

*
Primarily represents non-recurring transaction costs for the acquisition and related transactions.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 2—ACQUISITION (Continued)

	52 Weeks Ended Pro forma March 31, 2011	52 Weeks Ended Pro forma April 1, 2010
	(unaudited)	(unaudited)
Average Screens—continuing operations(1)	5,173	5,271

(1)
Includes consolidated theatres only.

NOTE 3—DISCONTINUED OPERATIONS

        On December 29, 2008, we sold all of our interests in Cinemex, which then operated 44 theatres with 493 screens primarily in the Mexico City Metropolitan Area, to Entretenimiento GM de Mexico S.A. de C.V. ("Entretenimiento"). The purchase price received at the date of the sale and in accordance with the Stock Purchase Agreement was $248,141,000. During the year ended April 1, 2010, we received payments of $4,315,000 for purchase price related to tax payments and refunds, and a working capital calculation and post closing adjustments. During the year ended March 31, 2011, we received payments, net of legal fees, of $1,840,000 of the purchase price related to tax payments and refunds. Additionally as of March 31, 2011, we estimate that we are contractually entitled to receive an additional $7,251,000 of the purchase price related to tax payments and refunds. While we believe we are entitled to these amounts from Cinemex, the collection will require litigation which was initiated by us on April 30, 2010. Resolution could take place over a prolonged period. In fiscal 2010, as a result of the litigation, we established an allowance for doubtful accounts related to this receivable and further directly charged off certain amounts as uncollectible with an offsetting charge of $8,861,000 recorded to loss on disposal included as a component of discontinued operations. The Company does not have any significant continuing involvement in the operations of the Cinemex theatres after the disposition. The results of operations of the Cinemex theatres have been classified as discontinued operations for all periods presented.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 3—DISCONTINUED OPERATIONS (Continued)

        Components of amounts reflected as earnings (loss) from discontinued operations in the Company's Consolidated Statements of Operations are presented in the following table:

Statements of operations data:

(In thousands)	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
Revenues
Admissions	$—	$—	$62,009
Concessions	—	—	44,744
Other theatre	—	—	21,755

Total revenues	—	—	128,508

Operating Costs and Expenses
Film exhibition costs	—	—	27,338
Concession costs	—	—	10,158
Operating expense	—	—	32,699
Rent	—	—	14,934
General and administrative—other	—	—	8,880
Depreciation and amortization	—	—	21,070
Loss (gain) on disposal	(569)	7,534	(14,772)

Operating costs and expenses	(569)	7,534	100,307

Operating income (loss)	569	(7,534)	28,201
Other Expense (Income)
Other expense	—	—	416
Interest expense
Corporate borrowings	—	—	7,299
Capital and financing lease obligations	—	—	582
Investment income	—	—	(1,124)

Total other expense	—	—	7,173

Earnings (loss) before income taxes	569	(7,534)	21,028
Income tax provision	—	—	11,300

Net earnings (loss) from discontinued operations	$569	$(7,534)	$9,728

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 4—PROPERTY

        A summary of property is as follows:

(In thousands)	March 31, 2011	April 1, 2010
Property owned:
Land	$51,161	$43,384
Buildings and improvements	184,671	157,142
Leasehold improvements	884,214	824,461
Furniture, fixtures and equipment	1,338,915	1,243,323

	2,458,961	2,268,310
Less-accumulated depreciation and amortization	1,515,466	1,421,367

	943,495	846,943

Property leased under capital leases:
Buildings and improvements	33,864	33,864
Less-accumulated amortization	18,637	17,275

	15,227	16,589

	$958,722	$863,532

        Property is recorded at cost or fair value, in the case of property resulting from acquisitions. The Company uses the straight-line method in computing depreciation and amortization for financial reporting purposes. The estimated useful lives for leasehold improvements reflect the shorter of the base terms of the corresponding lease agreements or the expected useful lives of the assets. The estimated useful lives are as follows:

Buildings and improvements	5 to 40 years
Leasehold improvements	1 to 20 years
Furniture, fixtures and equipment	1 to 10 years

        Expenditures for additions (including interest during construction) and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal. Gains or losses resulting from property disposals are included in operating expense in the accompanying Consolidated Statements of Operations.

        Depreciation expense was $182,939,000, $163,506,000, and $174,851,000 for the periods ended March 31, 2011, April 1, 2010, and April 2, 2009, respectively.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS

        Activity of goodwill is presented below.

(In thousands)
Balance as of April 1, 2010 and April 2, 2009	$1,844,757
Acquisition of Kerasotes	119,874
Goodwill allocated to sales(1)	(10,945)

Balance as of March 31, 2011	$1,953,686

(1)
Reduction in goodwill for sales of eight Kerasotes theatres, digital projector systems and early closure of one theatre. Subsequent to the acquisition, the Company was required to sell certain acquired theatres to comply with government requirements related to the sale. No gains or losses were recorded for these transactions.

        Activity of other intangible assets is presented below:

		March 31, 2011		April 1, 2010
(In thousands)	Remaining Useful Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable Intangible Assets:
Favorable leases	2 to 10 years	$110,231	$(55,227)	$104,646	$(44,127)
Guest frequency program	2 years	46,000	(41,906)	46,000	(38,870)
Loews' trade name	—	2,300	(2,300)	2,300	(1,920)
Loews' management contracts	12 to 20 years	35,400	(29,570)	35,400	(29,209)
Non-compete agreement	4 years	6,406	(1,084)	—	—
Other intangible assets	11 years	13,309	(13,122)	13,309	(13,097)

Total, amortizable		$213,646	$(143,209)	$201,655	$(127,223)

Unamortized Intangible Assets:
AMC trademark		$74,000		$74,000
Kerasotes trade names		5,056		—

Total, unamortizable		$79,056		$74,000

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        Additional information for Kerasotes intangible assets acquired on May 24, 2010 is presented below:

(In thousands)	Weighted Average Amortization Period	Gross Carrying Amount
Acquired Intangible Assets:
Amortizable Intangible Assets:
Favorable leases	3.6 years	$5,585
Non-compete agreement	5 years	6,406
Management agreement(1)		340

Total, amortizable	4.3 years	$12,331

Unamortizable Intangible Assets:
Kerasotes trade names		$5,056

  (1)
  The management agreement intangible asset was disposed of as required by the Department of Justice.

        Amortization expense associated with the intangible assets noted above is as follows:

(In thousands)	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
Recorded amortization	$14,652	$13,934	$21,481

        Estimated amortization expense for the next five fiscal years for intangible assets is projected below:

(In thousands)	2012	2013	2014	2015	2016
Projected amortization expense	$13,782	$12,350	$9,284	$8,427	$7,061

NOTE 6—INVESTMENTS

        Investments in non-consolidated affiliates and certain other investments accounted for under the equity method generally include all entities in which the Company or its subsidiaries have significant influence, but not more than 50% voting control. Investments in non-consolidated affiliates as of March 31, 2011, include a 15.66% interest in National CineMedia, LLC ("NCM"), a 50% interest in two U.S. motion picture theatres and one IMAX screen, a 26.22% equity interest in Movietickets.com, Inc. ("MTC"), a 50% interest in Midland Empire Partners, LLC and a 29% interest in Digital Cinema Implementation Partners, LLC ("DCIP"). During fiscal 2011, the Company and Regal Entertainment Group ("Regal") formed a motion picture distribution company, Open Road Films, and each holds a 50% ownership interest. Indebtedness held by equity method investees is non-recourse to the Company.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 6—INVESTMENTS (Continued)

RealD Inc. Common Stock

        The Company holds an investment in RealD Inc. common stock, which is accounted for as an equity security, available for sale, and is recorded in the Consolidated Balance Sheets in other long-term assets at fair value (Level 1). Under its RealD Inc. motion picture license agreement, the Company received a ten-year option to purchase 1,222,780 shares of RealD Inc. common stock at approximately $0.00667 per share. The stock options vested in 3 tranches upon the achievement of screen installation targets and were valued at the underlying stock price at the date of vesting. The fair market value of the RealD Inc. common stock is recorded in other long-term assets with an offsetting entry recorded to other long-term liabilities. The aggregate deferred lease incentive recorded in other long-term liabilities was $27,586,000 and is being amortized on a straight-line basis over the remaining terms of the license agreements, which range from approximately 8.6 years to approximately 9.9 years, to reduce RealD license expense recorded in the statement of operations under operating expense. As of March 31, 2011, the unamortized deferred lease incentive balance included in other long-term liabilities was $26,678,000. Any fair value adjustments of RealD Inc. common stock will be recorded to other long-term assets with an offsetting entry to accumulated other comprehensive loss.

DCIP Transactions

        On March 10, 2010, DCIP completed its financing of $660.0 million for the deployment of digital projection systems to nearly 14,000 movie theatre screens across North America, including screens operated or managed by the Company, Cinemark Holdings, Inc. ("Cinemark") and Regal. At closing the Company contributed 342 projection systems that it owned to DCIP, which were recorded at estimated fair value as part of an additional investment in DCIP of $21,768,000. The Company also made cash investments in DCIP of $840,000 at closing and DCIP made a distribution of excess cash to us after the closing date and prior to fiscal 2010 year-end of $1,262,000. The Company recorded a loss on contribution of the 342 projection systems of $563,000, based on the difference between estimated fair value and the carrying value on the date of contribution. On March 26, 2010 the Company acquired 117 digital projectors from third party lessors for $6,784,000 and sold them together with seven digital projectors that it owned to DCIP for $6,570,000. The Company recorded a loss on the sale of these 124 systems to DCIP of $697,000. On September 20, 2010, the Company sold 29 digital projectors in a sale and lease back to DCIP from its Canadian theatres for $1,655,000 and incurred a loss of $110,000. On October 29, 2010, the Company sold 57 digital projectors from Kerasotes theatres in a sale and leaseback to DCIP for $3,250,000, with no gain or loss recorded on the projectors.

        The digital projection systems leased from DCIP and its affiliates will replace most of the Company's existing 35 millimeter projection systems in its U.S. theatres. The Company adjusted its estimated depreciable lives for its existing equipment that will be replaced and has accelerated the depreciation of these existing 35 millimeter projection systems, based on the estimated digital projection system deployment timeframe. The net book value of the equipment expected to be replaced as of March 31, 2011 is $5,700,000. The projected depreciation expense related to these assets as a result of the acceleration related to our digital deployment plan is $3,800,000, $1,500,000, and $400,000 in fiscal years 2012, 2013, and 2014.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 6—INVESTMENTS (Continued)

NCM Transactions

        On March 29, 2005, the Company along with Regal combined their screen advertising operations to form NCM. On July 15, 2005, Cinemark joined the NCM joint venture by contributing its screen advertising business. On February 13, 2007, National CineMedia, Inc. ("NCM, Inc."), a newly formed entity that now serves as the sole manager of NCM, closed its initial public offering, or IPO, of 42,000,000 shares of its common stock at a price of $21.00 per share.

        In connection with the completion of NCM, Inc.'s IPO, on February 13, 2007, the Company entered into the Third Amended and Restated Limited Liability Company Operating Agreement (the "NCM Operating Agreement") among the Company, Regal and Cinemark (the "Founding Members"). Pursuant to the NCM Operating Agreement, the members are granted a redemption right to exchange common units of NCM for, at the option of NCM, Inc., NCM, Inc. shares of common stock on a one-for-one basis, or a cash payment equal to the market price of one share of NCM, Inc.'s common stock. Upon execution of the NCM Operating Agreement, each existing preferred unit of NCM held by the Founding Members was redeemed in exchange for $13.7782 per unit, resulting in the cancellation of each preferred unit. NCM used the proceeds of a new $725,000,000 term loan facility and $59,800,000 of net proceeds from the NCM, Inc. IPO to redeem the outstanding preferred units. The Company received approximately $259,347,000 in the aggregate for the redemption of all its preferred units in NCM. The Company received approximately $26,467,000 from selling common units in NCM to NCM, Inc. in connection with the exercise of the underwriters' over-allotment option in the NCM, Inc. IPO.

        Also in connection with the completion of NCM, Inc.'s IPO, the Company agreed to modify NCM's payment obligations under the prior Exhibitor Services Agreement ("ESA") in exchange for approximately $231,308,000. The ESA provides a term of 30 years for advertising and approximately five year terms (with automatic renewal provisions) for meeting event and digital programming services, and provides NCM with a five year right of first refusal for the services beginning one year prior to the end of the term. The ESA also changed the basis upon which the Company is paid by NCM from a percentage of revenues associated with advertising contracts entered into by NCM to a monthly theatre access fee. The theatre access fee is now composed of a fixed payment per patron and a fixed payment per digital screen, which increases by 8% every five years starting at the end of fiscal 2011 for payments per patron and by 5% annually starting at the end of fiscal 2007 for payments per digital screen. The theatre access fee paid in the aggregate to the Founding Members will not be less than 12% of NCM's aggregate advertising revenue, or it will be adjusted upward to meet this minimum payment. Additionally, the Company entered into the First Amended and Restated Loews Screen Integration Agreement with NCM on February 13, 2007, pursuant to which the Company paid NCM an amount that approximated the EBITDA that NCM would have generated if it had been able to sell advertising in the Loews Cineplex Entertainment Corporation ("Loews") theatre chain on an exclusive basis commencing upon the completion of NCM, Inc.'s IPO, and NCM issued to AMC common membership units in NCM, increasing the Company's ownership interest to approximately 33.7%; such Loews payments were made quarterly until the former screen advertising agreements expired in fiscal 2009. The Loews Screen Integration payments totaling $15,982,000 have been paid in full in fiscal 2010. The Company is also required to purchase from NCM any on-screen advertising time provided to the Company's beverage concessionaire at a negotiated rate. In addition, the Company expects to receive

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 6—INVESTMENTS (Continued)

mandatory quarterly distributions of excess cash from NCM. Immediately following the NCM, Inc. IPO, the Company held an 18.6% interest in NCM.

        As a result of NCM, Inc.'s IPO and debt financing, the Company recorded a change of interest gain of $132,622,000 and received distributions in excess of its investment in NCM related to the redemption of preferred and common units of $106,188,000. The Company reduced its investment in NCM to zero and recognized the change of interest gain and the excess distribution in earnings as it has not guaranteed any obligations of NCM and is not otherwise committed to provide further financial support for NCM.

        Annual adjustments to the common membership units are made pursuant to the Common Unit Adjustment Agreement dated as of February 13, 2007 between NCM, Inc. and the Founding Members. The Common Unit Adjustment Agreement was created to account for changes in the number of theatre screens operated by each of the Founding Members. Prior to fiscal 2011, each of the Founding Members has increased the number of screens it operates through acquisitions and newly built theatres. Since these incremental screens and increased attendance in turn provide for additional advertising revenues to NCM, NCM agreed to compensate the Founding Members by issuing additional common membership units to the Founding Members in consideration for their increased attendance and overall contribution to the joint venture. The Common Unit Adjustment Agreement also provides protection to NCM in that the Founding Members may be required to transfer or surrender common units to NCM based on certain limited events, including declines in attendance and the number of screens operated. As a result, each Founding Member's equity ownership interests are proportionately adjusted to reflect the risks and rewards relative to their contributions to the joint venture.

        The Common Unit Adjustment Agreement provides that transfers of common units are solely between the Founding Members and NCM. There are no transfers of units among the Founding Members. In addition, there are no circumstances under which common units would be surrendered by the Company to NCM in the event of an acquisition by one of the Founding Members. However, adjustments to the common units owned by one of the Founding Members will result in an adjustment to the Company's equity ownership interest percentage in NCM.

        Pursuant to our Common Unit Adjustment Agreement, from time to time, common units of NCM held by the Founding Members will be adjusted up or down through a formula ("Common Unit Adjustment") primarily based on increases or decreases in the number of theatre screens operated and theatre attendance generated by each Founding Member. The common unit adjustment is computed annually, except that an earlier common unit adjustment will occur for a Founding Member if its acquisition or disposition of theatres, in a single transaction or cumulatively since the most recent common unit adjustment, will cause a change of 2% or more in the total annual attendance of all of the Founding Members. In the event that a common unit adjustment is determined to be a negative number, the Founding Member shall cause, at its election, either (a) the transfer and surrender to NCM of a number of common units equal to all or part of such Founding Member's common unit adjustment or (b) pay to NCM, an amount equal to such Founding Member's common unit adjustment calculated in accordance with the Common Unit Adjustment Agreement.

        Effective March 27, 2008, the Company received 939,853 common membership units of NCM as a result of the Common Unit Adjustment, increasing the Company's interest in NCM to 19.1%. The

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 6—INVESTMENTS (Continued)

Company recorded the additional units received as a result of the Common Unit Adjustment at a fair value of $21,598,000, based on a price for shares of NCM, Inc. on March 26, 2008, of $22.98 per share, and as a new investment (Tranche 2 Investment), with an offsetting adjustment to deferred revenue. Effective May 29, 2008, NCM issued 2,913,754 common membership units to another Founding Member due to an acquisition, which caused a decrease in the Company's ownership share from 19.1% to 18.52%. Effective March 17, 2009, the Company received 406,371 common membership units of NCM as a result of the Common Unit Adjustment, increasing the Company's interest in NCM to 18.53%. The Company recorded these additional units at a fair value of $5,453,000, based on a price for shares of NCM, Inc. on March 17, 2009, of $13.42 per share, with an offsetting adjustment to deferred revenue. Effective March 17, 2010, the Company received 127,290 common membership units of NCM. As a result of the Common Unit Adjustment among the Founding Members, the Company's interest in NCM decreased to 18.23% as of April 1, 2010. The Company recorded the additional units received at a fair value of $2,290,000, based on a price for shares of NCM, Inc. on March 17, 2010, of $17.99 per share, with an offsetting adjustment to deferred revenue. Effective June 14, 2010 and with a settlement date of June 28, 2010, the Company received 6,510,209 common membership units in NCM as a result of an Extraordinary Common Unit Adjustment in connection with the Company's acquisition of Kerasotes. The Company recorded the additional units at a fair value of $111,520,000, based on a price for shares of NCM, Inc. on June 14, 2010, of $17.13 per share, with an offsetting adjustment to deferred revenue. As a result of the Extraordinary Common Unit Adjustment, the Company's interest in NCM increased to 23.05%.

        All of the Company's NCM membership units are redeemable for, at the option of NCM, Inc., cash or shares of common stock of NCM, Inc. on a share-for-share basis. On August 18, 2010, the Company sold 6,500,000 shares of common stock of NCM, Inc. in an underwritten public offering for $16.00 per share and reduced the Company's related investment in NCM by $36,709,000, the average carrying amount of all shares owned. Net proceeds received on this sale were $99,840,000 after deducting related underwriting fees and professional and consulting costs of $4,160,000, resulting in a gain on sale of $63,131,000. In addition, on September 8, 2010, the Company sold 155,193 shares of NCM, Inc. to the underwriters to cover over-allotments for $16.00 per share and reduced the Company's related investment in NCM by $867,000, the average carrying amount of all shares owned. Net proceeds received on this sale were $2,384,000 after deducting related underwriting fees and professional and consulting costs of $99,000, resulting in a gain on sale of $1,517,000. As a result of the membership unit conversions and sales, the Company's ownership interest in NCM was reduced to 17.02% as of September 30, 2010.

        Effective March 17, 2011, the Company was notified by NCM that its Common Unit Adjustment Agreement was determined to be a negative number. The Company elected to surrender 1,479,638 common membership units to satisfy the Common Unit Adjustment, leaving it with 17,323,782 units, or a 15.66% ownership interest in NCM as of March 31, 2011. The Company recorded the surrendered common units as a reduction to deferred revenues for exhibitor services agreement at fair value of $25,361,000, based on a price per share of NCM, Inc. of $17.14 on March 17, 2011, and recorded the reduction of the Company's NCM investment at weighted average cost for Tranche 2 Investments of $25,568,000, resulting in a loss on the surrender of the units of $207,000. The gain from the NCM, Inc. stock sales and the loss from the surrendered NCM common units are reported as Gain from NCM transactions on the Consolidated Statements of Operations.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 6—INVESTMENTS (Continued)

        The NCM, Inc. IPO and related transactions have the effect of reducing the amounts NCM, Inc. would otherwise pay in the future to various tax authorities as a result of an increase in its proportionate share of tax basis in NCM's tangible and intangible assets. On the IPO date, NCM, Inc. and the Founding Members entered into a tax receivable agreement. Under the terms of this agreement, NCM, Inc. will make cash payments to the Founding Members in amounts equal to 90% of NCM, Inc.'s actual tax benefit realized from the tax amortization of the intangible assets described above. For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing NCM, Inc.'s actual income and franchise tax liability to the amount of such taxes that NCM, Inc. would have been required to pay had there been no increase in NCM Inc.'s proportionate share of tax basis in NCM's tangible and intangible assets and had the tax receivable agreement not been entered into. The tax receivable agreement shall generally apply to NCM, Inc.'s taxable years up to and including the 30th anniversary date of the NCM, Inc. IPO and related transactions. Pursuant to the terms of the tax receivable agreement, the Company received payments of $3,796,000 from NCM, Inc. in fiscal year 2009 with respect to NCM, Inc.'s 2007 taxable year, and in fiscal year 2010, the Company received payments of $8,788,000 with respect to NCM, Inc.'s 2008 and 2009 taxable year. In fiscal 2011, the Company received $6,637,000 with respect to NCM, Inc.'s 2008 and 2010 taxable years. Distributions received under the tax receivable agreement from NCM, Inc. were recorded as additional proceeds received related to the Company's Tranche 1 or 2 Investments and were recorded in earnings in a similar fashion to the proceeds received from the NCM, Inc. IPO and the receipt of excess cash distributions.

        As of March 31, 2011, the Company owns 17,323,782 units or a 15.66% interest in NCM. As a founding member, the Company has the ability to exercise significant influence over the governance of NCM, and, accordingly accounts for its investment following the equity method. The fair market value of the units in National CineMedia, LLC was approximately $323,435,000 based on a price for shares of NCM, Inc. on March 31, 2011 of $18.67 per share.

Related Party Transactions

        As of March 31, 2011 and April 1, 2010, the Company has recorded $1,708,000 and $1,462,000, respectively, of amounts due from NCM related to on-screen advertising revenue. As of March 31, 2011 and April 1, 2010, the Company had recorded $1,355,000 and $1,502,000, respectively, of amounts due to NCM related to the ESA. The Company recorded revenues for advertising from NCM of $22,408,000, $20,352,000 and $19,116,000 during the fiscal years ended March 31, 2011, April 1, 2010, and April 2, 2009, respectively. The Company recorded expenses related to its beverage advertising agreement with NCM of $12,458,000, $12,107,000 and $15,118,000 during fiscal years 2011, 2010, and 2009, respectively.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 6—INVESTMENTS (Continued)

        As of March 31, 2011 and April 1, 2010, the Company has recorded $3,376,000 and $162,000, respectively, of amounts due from DCIP related to equipment purchases made on behalf of DCIP for the installation of digital projection systems. The Company pays equipment rent monthly, in advance, to DCIP and has recorded prepaid rent of $275,000 and $43,000 as of March 31, 2011 and April 1, 2010, respectively. The Company records the equipment rental expense on a straight-line basis including scheduled escalations of rent to commence after six and one-half years from the initial deployment date. The difference between the cash rent and straight-line rent is recorded to deferred rent, in other long-term liabilities. As of March 31, 2011 and April 1, 2010, the Company has recorded $1,471,000 and $43,000 of deferred rent, respectively. The Company recorded digital equipment rental expense of $2,975,000 and $45,000 during the fifty-two weeks ended March 31, 2011 and April 1, 2010, respectively.

Summary Financial Information

        Investments in non-consolidated affiliates accounted for under the equity method as of March 31, 2011, include a 15.66% interest in National CineMedia, LLC ("NCM"), a 50% interest in two U.S. motion picture theatres and one IMAX screen, a 26.22% equity interest in Movietickets.com, Inc. ("MTC"), a 50% interest in Midland Empire Partners, LLC, a 29% interest in Digital Cinema Implementation Partners, LLC ("DCIP"), and a 50% interest in Open Road Films.

        Condensed financial information of the Company's non-consolidated equity method investments is shown below. Amounts are presented under U.S. GAAP for the periods of ownership by the Company.

Financial Condition:

	March 31, 2011
(In thousands)	NCM	Other	Total
Current assets	$70,582	$68,500	$139,082
Noncurrent assets	301,600	736,490	1,038,090
Total assets	372,182	804,990	1,177,172
Current liabilities	33,216	75,901	109,117
Noncurrent liabilities	847,482	593,477	1,440,959
Total liabilities	880,698	669,378	1,550,076
Stockholders' equity (deficit)	(508,516)	135,612	(372,904)
Liabilities and stockholders' deficit	372,182	804,990	1,177,172
The Company's recorded investment(1)	74,551	28,084	102,635

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 6—INVESTMENTS (Continued)

	April 1, 2010
(In thousands)	NCM	Other	Total
Current assets	$88,906	$56,113	$145,019
Noncurrent assets	212,398	174,432	386,830
Total assets	301,304	230,545	531,849
Current liabilities	32,094	6,427	38,521
Noncurrent liabilities	869,335	91,330	960,665
Total liabilities	901,429	97,757	999,186
Stockholders' equity (deficit)	(600,125)	132,788	(467,337)
Liabilities and stockholders' deficit	301,304	230,545	531,849
The Company's recorded investment(1)	28,826	41,096	69,922

(1)
Certain differences in the Company's recorded investment, for one U.S. motion picture theatre where it has a 50% interest, and its proportional ownership share resulting from the acquisition of the asset in a business combination where the investment was initially recorded at fair value, are amortized to equity in (earnings) or losses over the estimated useful life of approximately 20 years for the underlying building.

Operating Results:

	52 Weeks Ended
(In thousands) March 31, 2011	NCM	Other	Total
Revenues	$413,639	$85,539	$499,178
Operating costs and expenses	281,716	107,374	389,090
Net earnings	131,923	(21,835)	110,088
The Company's recorded equity in earnings	32,851	(15,673)	17,178

	52 Weeks Ended
(In thousands) April 1, 2010	NCM	Other	Total
Revenues	$391,815	$40,736	$432,551
Operating costs and expenses	262,578	48,241	310,819
Net earnings	129,237	(7,505)	121,732
The Company's recorded equity in earnings	34,436	(4,136)	30,300

	52 Weeks Ended
(In thousands) April 2, 2009	NCM	Other	Total
Revenues	$380,382	$39,019	$419,401
Operating costs and expenses	277,359	41,415	318,774
Net earnings	103,023	(2,396)	100,627
The Company's recorded equity in earnings	27,654	(2,831)	24,823

        The Company reviews investments in non-consolidated subsidiaries accounted for under the equity method for impairment whenever events or changes in circumstances indicate that the carrying amount

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 6—INVESTMENTS (Continued)

of the investment may not be fully recoverable. The Company reviews unaudited financial statements on a quarterly basis and audited financial statements on an annual basis for indicators of triggering events or circumstances that indicate the potential impairment of these investments as well as current equity prices for its investment in NCM LLC and discounted projections of cash flows for certain of its other investees. Additionally, the Company has quarterly discussions with the management of significant investees to assist in the identification of any factors that might indicate the potential for impairment. In order to determine whether the carrying value of investments may have experienced an "other-than-temporary" decline in value necessitating the write-down of the recorded investment, the Company considers the period of time during which the fair value of the investment remains substantially below the recorded amounts, the investees financial condition and quality of assets, the length of time the investee has been operating, the severity and nature of losses sustained in current and prior years, a reduction or cessation in the investee's dividend payments, suspension of trading in the security, qualifications in accountant's reports due to liquidity or going concern issues, investee announcement of adverse changes, downgrading of investee debt, regulatory actions, changes in reserves for product liability, loss of a principal customer, negative operating cash flows or working capital deficiencies and the recording of an impairment charge by the investee for goodwill, intangible or long-lived assets. Once a determination is made that an other-than-temporary impairment exists, the Company writes down its investment to fair value.

        Included in equity in earnings of non-consolidated entities for the fifty-two weeks ended March 31, 2011 is an impairment charge of $8,825,000 related to a joint venture investment. The decline in the fair market value of the investment was considered other than temporary due to inadequate projected cash flows, the nature of losses sustained in current and prior years, negative operating cash flows and the length of time the investee has been operating. Included in equity in earnings of non-consolidated entities for the fifty-two weeks ended April 2, 2009 is an impairment charge of $2,742,000 related to a theatre joint venture investment. The decline in the fair market value of the investment was considered other than temporary due to competitive theatre builds. The impairment charges related to joint venture investments are included with equity in earnings of non-consolidated entities on the Consolidated Statements of Operations.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 6—INVESTMENTS (Continued)

        The Company recorded the following changes in the carrying amount of its investment in NCM and equity in earnings of NCM during the fifty-two weeks ended April 2, 2009, April 1, 2010, and March 31, 2011.

(In thousands)	Investment in NCM(1)	Deferred Revenue(2)	Due to NCM(3)	Cash Received (Paid)	Equity in (Earnings) Losses	Advertising (Revenue)	(Gain) Loss on NCM Transactions
Ending balance April 3, 2008	$21,598	$(250,312)	$(4,649)	$—	$—	$—	$—
Receipt under Tax Receivable Agreement	—	—	—	3,796	(3,796)	—	—
Receipt of Common Units	5,453	(5,453)	—	—	—	—	—
Receipt of excess cash distributions	(1,241)	—	—	24,308	(23,067)	—	—
Payments on Loews' Screen Integration Agreement	—	—	4,700	(4,700)	—	—	—
Increase Loews' Screen Integration Liability	—	—	(132)	—	132	—	—
Change in interest loss(4)	(83)	—	—	—	83	—	—
Amortization of deferred revenue	—	2,601	—	—	—	(2,601)	—
Equity in earnings(5)	1,006	—	—	—	(1,006)	—	—

Ending balance April 2, 2009	$26,733	$(253,164)	$(81)	$23,404	$(27,654)	$(2,601)	$—

Receipt under Tax Receivable Agreement	$—	$—	$—	$8,788	$(8,788)	$—	$—
Receipt of Common Units	2,290	(2,290)	—	—	—	—	—
Receipt of excess cash distributions	(1,847)	—	—	25,827	(23,980)	—	—
Payments on Loews' Screen Integration Agreement	—	—	81	(81)	—	—	—
Receipt of tax credits	(1)	—	—	18	(17)	—	—
Change in interest loss(4)	(57)	—	—	—	57	—	—
Amortization of deferred revenue	—	3,132	—	—	—	(3,132)	—
Equity in earnings(5)	1,708	—	—	—	(1,708)	—	—

Ending balance April 1, 2010	$28,826	$(252,322)	$—	$34,552	$(34,436)	$(3,132)	$—

Receipt of Common Units	$111,520	$(111,520)	$—	$—	$—	$—	$—
Exchange and sale of NCM stock(6)	(37,576)	—	—	102,224	—	—	(64,648)
Surrender of Common Units(7)	(25,568)	25,361	—	—	—	—	207
Receipt of excess cash distributions	(8,592)	—	—	28,843	(20,251)	—	—
Receipt under Tax Receivable Agreement	(1,815)	—	—	6,637	(4,822)	—	—
Receipt of tax credits	(7)	—	—	22	(15)	—	—
Amortization of deferred revenue	—	4,689	—	—	—	(4,689)	—
Equity in earnings(5)	7,763	—	—	—	(7,763)	—	—

Ending balance March 31, 2011	$74,551	$(333,792)	$—	$137,726	$(32,851)	$(4,689)	$(64,441)

(1)
The NCM common membership units held by the Company immediately following the NCM, Inc. IPO are carried at zero cost (Tranche 1 Investment). As provided under the Common Unit Adjustment Agreement dated as of February 13, 2007, the Company received additional NCM common membership units in fiscal 2009, 2010, and 2011, valued at $5,453,000, $2,290,000 and $111,520,000, respectively (Tranche 2 Investments).

(2)
Represents the unamortized portion of the Exhibitors Services Agreement (ESA) modification payments received from NCM. Such amounts are being amortized to "Other theatre revenues" over a 30 year period ending in 2036, using a units-of-revenue method, as described in ASC 470-10-35 (formerly EITF 88-18, Sales of Future Revenues).

(3)
Represents the amount due to NCM under the Loews Screen Integration Agreement that was fully paid in April 2009.

(4)
AMC's ownership share decreased from 19.1% to 18.52% effective May 29, 2008 due to NCM's issuance of 2,913,754 common membership units to another founding member due to an acquisition. In fiscal 2010, AMC's ownership share decreased to 18.23% due to the allocation of the annual Common Unit Adjustment.

(5)
Represents equity in earnings on the Tranche 2 Investments only.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 6—INVESTMENTS (Continued)

(6)
All of the Company's NCM membership units are redeemable for, at the option of NCM, cash or shares of common stock of NCM, Inc. on a share-for-share basis. On August 18, 2010, the Company sold 6,500,000 shares of common stock of NCM, Inc. in an underwritten public offering for $16.00 per share and reduced the Company's related investment in NCM by $36,709,000, the average carrying amount of all shares owned. Net proceeds received on this sale were $99,840,000 after deducting related underwriting fees and professional and consulting costs of $4,160,000, resulting in a gain on sale of $63,131,000. In addition, on September 8, 2010, the Company sold 155,193 shares of NCM, Inc. to the underwriters to cover over-allotments for $16.00 per share and reduced the Company's related investment in NCM by $867,000, the average carrying amount of all shares owned. Net proceeds received on this sale were $2,384,000 after deducting related underwriting fees and professional and consulting costs of $99,000, resulting in a gain on sale of $1,517,000.

(7)
As a result of theatre dispositions and closings and a related decline in attendance, the NCM Common Unit Adjustment for calendar 2010 called for a reduction in common units. The Company elected to surrender 1,479,638 common units effective March 17, 2011 at a fair value of $25,361,000 and a weighted average cost basis for Tranche 2 Investments of $25,568,000, resulting in a loss of $207,000. The fair value of the units surrendered reduced the deferred revenues for exhibitor services agreement available for amortization to advertising income for future periods.

Equity Method Accounting for Tranche 1 and Tranche 2 Investments in NCM

        Following the NCM IPO, the Company will not recognize undistributed equity in the earnings on the original NCM membership units (Tranche 1 Investment) until NCM's future net earnings, less distributions received, surpass the amount of the excess distribution. The Company will recognize equity in earnings only to the extent it receives cash distributions from NCM. The Company considers the excess distribution described above as an advance on NCM's future earnings and, accordingly, future earnings of NCM should not be recognized through the application of equity method accounting until such time as the Company's share of NCM's future earnings, net of distributions received, exceeds the excess distribution. The Company believes that the accounting model provided by ASC 323-10-35-22 for recognition of equity investee losses in excess of an investor's basis is analogous to the accounting for equity income subsequent to recognizing an excess distribution.

        The Company has received 7,983,723 additional units in NCM subsequent to the IPO as a result of Common Unit Adjustments received from March 27, 2008 through June 14, 2010 (Tranche 2 Investments). The Company follows the guidance in ASC 323-10-35-29 (formerly EITF 02-18, Accounting for Subsequent Investments in an Investee after Suspension of Equity Loss Recognition) by analogy, which also refers to AICPA Technical Practice Aid 2220.14. Both sets of literature indicate that if a subsequent investment is made in an equity method investee that has experienced significant losses, the investor must determine if the subsequent investment constitutes funding of prior losses. The Company concluded that the construction or acquisition of new theatres that has led to the Common Unit adjustments included in its Tranche 2 Investments equates to making additional investments in NCM. The Company has evaluated the receipt of the additional common units in NCM and the assets exchanged for these additional units and has determined that the right to use its incremental new screens would not be considered funding of prior losses. This determination was formed by considering that (i) NCM does not receive any additional funds from the Tranche 2 Investments, (ii) both NCM and AMC record their respective increases to Members' Equity and Investment at the same amount (fair value of the units issued), (iii) the additional investments result in additional ownership in NCM and (iv) the investments in additional common units are not subordinate to the other equity of NCM. As such, the additional common units received would be accounted for as a Tranche 2 Investment separate from the Company's initial investment following the equity method. The Company's Tranche 2 Investments correspond with the NCM Members' equity amounts in its capital account.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 7—SUPPLEMENTAL BALANCE SHEET INFORMATION

        Other assets and liabilities consist of the following:

(In thousands)	March 31, 2011	April 1, 2010
Other current assets:
Prepaid rent	$38,250	$34,442
Income taxes receivable	1,497	2,718
Prepaid insurance and other	12,191	12,127
Merchandise inventory	10,214	8,222
Deferred tax asset	18,000	9,300
Other	5,878	6,784

	$86,030	$73,593

Other long-term assets:
Investments in real estate	$10,504	$5,126
Deferred financing costs	32,195	34,678
Investments in equity method investees	102,635	69,922
Computer software	26,049	28,817
Deferred tax asset	54,000	62,700
Investment in RealD Inc. common stock	33,455	—
Other	5,214	6,226

	$264,052	$207,469

Accrued expenses and other liabilities:
Taxes other than income	$44,456	$39,470
Interest	37,231	29,690
Payroll and vacation	9,516	8,327
Current portion of casualty claims and premiums	6,043	6,005
Accrued bonus	6,164	15,964
Theatre and other closure	6,935	6,694
Accrued licensing and percentage rent	8,058	17,926
Current portion of pension and other benefits liabilities	1,292	1,423
Other	19,643	17,774

	$139,338	$143,273

Other long-term liabilities:
Unfavorable lease obligations	$143,426	$128,027
Deferred rent	112,762	98,034
Pension and other benefits	41,198	42,545
Deferred gain on sale and leaseback transactions	16,656	17,454
Deferred lease incentive	26,678	—
Tax liability	7,000	7,000
Casualty claims and premiums	10,299	12,250
Theatre and other closure	66,917	—
Other	7,503	4,281

	$432,439	$309,591

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 8—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS

        A summary of the carrying value of corporate borrowings and capital and financing lease obligations is as follows:

(In thousands)	March 31, 2011	April 1, 2010
Senior Secured Credit Facility-Term Loan due 2013 (1.75% as of March 31, 2011)	$141,779	$622,375
Senior Secured Credit Facility-Term Loan due 2016 (3.50% as of March 31, 2011)	474,096	—
Senior Secured Credit Facility-Revolver	—	—
8% Senior Subordinated Notes due 2014	299,402	299,227
12% Senior Discount Notes due 2014	—	240,795
11% Senior Subordinated Notes due 2016	—	325,000
Parent Term Loan Facility (5.31% as of March 31, 2011)	209,568	198,265
8.75% Senior Fixed Rate Notes due 2019	587,263	586,252
9.75% Senior Subordinated Notes due 2020	600,000	—
Capital and financing lease obligations, 9% - 11.5%	65,675	57,286

	2,377,783	2,329,200
Less: current maturities	(9,955)	(10,463)

	$2,367,828	$2,318,737

        Minimum annual payments required under existing capital and financing lease obligations (net present value thereof) and maturities of corporate borrowings as of March 31, 2011 are as follows:

	Capital and Financing Lease Obligations
				Principal Amount of Corporate Borrowings
(In thousands)	Minimum Lease Payments	Less Interest	Principal		Total
2012	$9,424	$5,969	$3,455	$6,500	$9,955
2013	8,456	5,649	2,807	354,855	357,662
2014	8,107	5,378	2,729	305,004	307,733
2015	8,129	5,089	3,040	5,004	8,044
2016	8,235	4,760	3,475	5,004	8,479
Thereafter	72,699	22,530	50,169	1,649,076	1,699,245

Total	$115,050	$49,375	$65,675	$2,325,443	$2,391,118

Senior Secured Credit Facility

        The senior secured credit facility is with a syndicate of banks and other financial institutions and, prior to the third amendment on December 15, 2010, had provided AMC Entertainment financing of up to $850,000,000, consisting of a $650,000,000 term loan facility with a maturity date of January 26, 2013 and a $200,000,000 revolving credit facility that matures in 2012. The revolving credit facility includes borrowing capacity available for letters of credit and for swingline borrowings on same-day notice. On December 15, 2010, the Company entered into a third amendment to its Senior Secured

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 8—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

Credit Agreement dated as of January 26, 2006 to, among other things: (i) extend the maturity of the term loans held by accepting lenders and to increase the interest rate with respect to such term loans, (ii) replace the Company's existing revolving credit facility (with higher interest rates and a longer maturity than the existing revolving credit facility), and (iii) amend certain of the existing covenants therein. The following are key terms of the amendment:

  •
  The term loan maturity was extended to December 15, 2016 (the "Term Loan due 2016") for the then aggregate principal amount of $476,597,000 held by lenders who consented to the amendment. The remaining aggregate term loan principal amount of $142,528,000 will mature on January 26, 2013 (the "Term Loan due 2013"). Borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, at the Company's option, either a base rate or LIBOR. The current applicable margin for borrowings under the Term Loan due 2013 is 0.50% with respect to base rate borrowings and 1.50% with respect to LIBOR borrowings and the applicable margin for borrowings under the Term Loan due 2016 is 2.25% with respect to base rate borrowings and 3.25% with respect to LIBOR borrowings. The Company will repay $374,088 of the Term Loan due 2013 quarterly through September 30, 2012, with any remaining balance due on January 26, 2013 and repay $1,250,912 of the Term Loan due 2016 quarterly through September 30, 2016, with any remaining balance due on December 15, 2016. AMC Entertainment may voluntarily repay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans.

  •
  The new five-year revolving credit facility includes a borrowing capacity of $192,500,000 through December 15, 2015 and is available for letters of credit and for swingline borrowings on same-day notice. The current applicable margin for borrowings under the revolving credit facility is 2.00% with respect to base rate borrowings and 3.00% with respect to LIBOR borrowings. The Company is required to pay an unused commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% per annum. It will also pay customary letter of credit fees. As of March 31, 2011, AMC Entertainment had approximately $12,274,000 in outstanding letters of credit issued under the credit facility, leaving $180,226,000 available to borrow against the revolving credit facility.

        The Company recorded a loss on the modification of the Senior Secured Credit Agreement of $3,656,000 in Other expense during the fifty-two weeks ended March 31, 2011, which included third party modification fees and other expenses of $3,289,000 and previously capitalized financing fees related to the revolving credit facility of $367,000. The Company capitalized deferred financing costs paid to creditors of $1,943,000 related to the modification of the Senior Secured Credit Agreement during the year ended March 31, 2011.

        All obligations under the senior secured credit facility are guaranteed by each of AMC Entertainment's wholly-owned domestic subsidiaries. All obligations under the senior secured credit facility, and the guarantees of those obligations (as well as cash management obligations), are secured by substantially all of AMC Entertainment's assets as well as those of each subsidiary guarantor.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 8—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

        The senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, AMC Entertainment's ability, and the ability of its subsidiaries, to sell assets; incur additional indebtedness; prepay other indebtedness (including the notes); pay dividends and distributions or repurchase their capital stock; create liens on assets; make investments; make certain acquisitions; engage in mergers or consolidations; engage in certain transactions with affiliates; amend certain charter documents and material agreements governing subordinated indebtedness, including the 8% Senior Subordinated Notes due 2014, the 8.75% Senior Notes due 2019, and the 9.75% Senior Subordinated Notes due 2020; change the business conducted by it and its subsidiaries; and enter into agreements that restrict dividends from subsidiaries.

        In addition, the senior secured credit facility requires, commencing with the fiscal quarter ended September 28, 2006, that AMC Entertainment and its subsidiaries maintain a maximum net senior secured leverage ratio as long as the commitments under the revolving credit facility remain outstanding. The senior secured credit facility also contains certain customary affirmative covenants and events of default.

        AMCE is restricted, in certain circumstances, from paying dividends to Parent by the terms of the indentures governing its outstanding senior and subordinated notes and its senior secured credit facility. AMCE has not guaranteed the indebtedness of Parent nor pledged any of its assets as collateral to secure debt of Parent.

Notes Due 2014

        On February 24, 2004, AMC Entertainment sold $300,000,000 aggregate principal amount of 8% Senior Subordinated Notes due 2014 (the "Notes due 2014"). AMC Entertainment applied the net proceeds from the sale of Notes due 2014, plus cash on hand, to redeem all outstanding $200,000,000 aggregate principal amount of its 9 1/2% Senior Subordinated Notes due 2009 and $83,406,000 aggregate principal amount of its Notes due 2011. The Notes due 2014 bear interest at the rate of 8% per annum, payable in March and September. The Notes due 2014 are redeemable at the option of AMC Entertainment, in whole or in part, at any time on or after March 1, 2009 at 104% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after March 1, 2012, plus in each case interest accrued to the redemption date. The Notes due 2014 are unsecured senior subordinated indebtedness and subordinated to all existing and future senior indebtedness of AMC Entertainment.

        In connection with the merger, in which the Company was acquired by Holdings in fiscal 2005, the carrying value of the Notes due 2014 was adjusted to fair value. As a result, a discount of $1,500,000 was recorded and will be amortized to interest expense over the remaining term of the notes.

Notes Due 2016

        Concurrently with the 9.75% Senior Subordinated Notes due 2020 ("Notes due 2020") offering, the Company launched a cash tender offer and consent solicitation for any and all of its then outstanding $325,000,000 aggregate principal amount 11% Senior Subordinated Notes due 2016 (the "Notes due 2016") at a purchase price of $1,031 plus a $30 consent fee for each $1,000 of principal

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 8—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

amount of outstanding Notes due 2016 validly tendered and accepted by the Company on or before the early tender date (the "Cash Tender Offer"). The Company used the net proceeds from the issuance of the Notes due 2020 on December 15, 2010 to pay the consideration for the Cash Tender Offer plus accrued and unpaid interest on $95,098,000 principal amount of Notes due 2016 validly tendered. The Company recorded a loss on extinguishment related to the Cash Tender Offer of $7,631,000 in Other expense during the fifty-two weeks ended March 31, 2011, which included previously capitalized deferred financing fees of $1,681,000, a tender offer and consent fee paid to the holders of $5,801,000 and other expenses of $149,000. The Company redeemed the remaining $229,902,000 aggregate principal amount outstanding Notes due 2016 at a price of $1,055 per $1,000 principal amount on February 1, 2011 in accordance with the terms of the indenture. The Company recorded a loss on extinguishment related to the Cash Tender Offer of $16,701,000 in Other expense during the fifty-two weeks ended March 31, 2011, which included previously capitalized deferred financing fees of $3,958,000, a tender offer and consent fee paid to the holders of $12,644,000 and other expenses of $99,000.

Notes Due 2019

        On June 9, 2009, AMC Entertainment issued $600,000,000 aggregate principal amount of 8.75% Senior Notes due 2019 (the "Notes due 2019") issued under an indenture (the "Indenture"), with U.S. Bank, National Association, as trustee. The Company applied the net proceeds from the sale of Notes due 2019 to redeem the then outstanding $250,000,000 aggregate principal amount of its 8 5/8% Senior Notes due 2012 (the "Fixed Notes due 2012"). On June 9, 2009, the Company redeemed $238,065,000 principal amount of the Fixed Notes due 2012 at a purchase price of $1,000 plus a $30 consent fee for each $1,000 of principal amount, plus accrued and unpaid interest, of the outstanding Fixed Notes due 2012 that were validly tendered and accepted by the Company on or before the early tender date (the "Cash Tender Offer"). The Company recorded a loss on extinguishment related to the Cash Tender Offer of $10,826,000 in Other expense during the fifty-two weeks ended April 1, 2010, which included previously capitalized deferred financing fees of $3,312,000, a consent fee paid to the holders of $7,142,000 and other expenses of $372,000. On August 15, 2009, the Company redeemed the remaining $11,935,000 of Fixed Notes due 2012 at a price of $1,021.56 per $1,000 principal in accordance with the terms of the indenture. The Company recorded a loss of $450,000 in Other expense related to the extinguishment of the remaining Fixed Notes due 2012 during the fifty-two weeks ended April 1, 2010, which included previously capitalized deferred financing fees of $157,000, consent fee paid to the holders of $257,000 and other expenses of $36,000.

        The Notes due 2019 bear interest at a rate of 8.75% per annum, payable on June 1 and December 1 of each year (commencing on December 1, 2009), and have a maturity date of June 1, 2019. The Notes due 2019 are redeemable at our option in whole or in part, at any time on or after June 1, 2014 at 104.375% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after June 1, 2017, plus accrued and unpaid interest to the redemption date. In addition, AMC Entertainment may redeem up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity offerings completed on or prior to June 1, 2012 at a redemption price of 108.75%. The Company capitalized deferred financing costs of $16,259,000 related to the issuance of the Notes due 2019 during the year ended April 1, 2010.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 8—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

        The Notes due 2019 are general unsecured senior obligations of AMC Entertainment, fully and unconditionally guaranteed, jointly and severally, on a senior basis by each of AMC Entertainment's existing and future domestic restricted subsidiaries that guarantee AMC Entertainment's other indebtedness.

        The indenture governing the Notes due 2019 contains covenants limiting other indebtedness, dividends, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets. It also contains provisions subordinating AMC Entertainment's obligations under the Notes due 2019 to AMC Entertainment's obligations under its senior secured credit facility and other senior indebtedness. The Notes due 2019 were issued at a 2.418% discount which is amortized to interest expense following the interest method over the term of the notes.

Notes Due 2020

        On December 15, 2010, AMC Entertainment completed the offering of $600,000,000 aggregate principal amount of its 9.75% Senior Subordinated Notes due 2020 (the "Notes due 2020"). The Notes due 2020 mature on December 1, 2020, pursuant to an indenture dated as of December 15, 2010, among the Company, the Guarantors named therein and U.S. Bank National Association, as trustee (the "Indenture"). AMC Entertainment will pay interest on the Notes due 2020 at 9.75% per annum, semi-annually in arrears on June 1 and December 1, commencing on June 1, 2011. AMC Entertainment may redeem some or all of the Notes due 2020 at any time on or after December 1, 2015 at 104.875% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after December 1, 2018, plus accrued and unpaid interest to the redemption date. In addition, AMC Entertainment may redeem up to 35% of the aggregate principal amount of the Notes due 2020 using net proceeds from certain equity offerings completed prior to December 1, 2013 at a redemption price of 109.75%. AMC Entertainment capitalized deferred financing costs of $12,699,000 related to the issuance of Notes due 2020 during the year ended March 31, 2011. The Notes due 2020 are unsecured senior subordinated indebtedness and subordinated to all existing and future senior indebtedness of AMC Entertainment.

        The Indenture provides that the Notes due 2020 are general unsecured senior subordinated obligations of AMC Entertainment and are fully and unconditionally guaranteed on a joint and several senior subordinated unsecured basis by all of its existing and future domestic restricted subsidiaries that guarantee its other indebtedness.

        The indenture governing the Notes due 2020 contains covenants limiting other indebtedness, dividends, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets.

        As of March 31, 2011, the Company was in compliance with all financial covenants relating to the Parent Term Loan Facility, Senior Secured Credit Facility, the Notes due 2014, the Notes due 2019, and the Notes due 2020.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 8—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

Change of Control

        Upon a change of control (as defined in the indentures), AMCE would be required to make an offer to repurchase all of the outstanding Notes due 2014, Notes due 2019, and Notes due 2020 at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. The Sponsors are considered Permitted Holders as defined in each of the indentures and as such could create certain voting arrangements that would not constitute a change of control under the indentures.

Holdings Discount Notes Due 2014

        To help finance the merger with Holdings, Holdings issued $304,000,000 aggregate principal amount at maturity of its 12% Senior Discount Notes due 2014 ("Discount Notes due 2014") for gross proceeds of $169,917,760. Holdings was a holding company with no operations of its own and had no ability to service interest or principal on the Discount Notes due 2014 other than through any dividends it received from AMCE. On any interest payment date prior to August 15, 2009, Holdings was permitted to commence paying cash interest (from and after such interest payment date) in which case (i) Holdings would be obligated to pay cash interest on each subsequent interest payment date, (ii) the notes would cease to accrete after such interest payment date and (iii) the outstanding principal amount at the maturity of each note would be equal to the accreted value of such notes as of such interest payment date. Holdings commenced paying cash interest on August 16, 2007 and made its first semi-annual interest payment on February 15, 2008 at which time the principal became fixed at $240,795,000.

        Concurrently with the Notes due 2020 offering on December 15, 2010, Holdings launched a cash tender offer and consent solicitation for any and all of its outstanding $240,795,000 aggregate principal amount (accreted value) of its Discount Notes due 2014 at a purchase price of $797 plus a $30 consent fee for each $1,000 face amount (or $792.09 accreted value) of the then outstanding Discount Notes due 2014 validly tendered and accepted by Holdings. AMCE used cash on hand to make a dividend payment of $185,034,000 on December 15, 2010 to its stockholder, Holdings, which was treated as a reduction of additional paid-in capital. Holdings used the funds received from AMCE to pay the consideration for the Discount Notes due 2014 cash tender offer plus accrued and unpaid interest on $170,684,000 principal amount (accreted value) of the Discount Notes due 2014 validly tendered. Holdings redeemed the remaining $70,111,000 (accreted value) outstanding Discount Notes due 2014 at a price of $823.77 per $1,000 face amount (or $792.09 accreted value) on January 3, 2011, using funds from an additional dividend received from AMCE of $76,141,000. Holdings recorded a loss on extinguishment for the Discount Notes due 2014 of approximately $14,840,000, which included previously capitalized deferred financing fees of $4,201,000, a tender offer and consent fee paid to the holders of $10,327,000 and other expenses of $312,000.

Parent Term Loan Facility

        To help finance the dividend paid by the Company to its stockholders discussed in Note 9—Stockholders' Equity, the Company entered into a $400,000,000 Credit Agreement dated as of June 13, 2007 ("Parent Term Loan Facility") for net proceeds of $396,000,000. Costs related to the issuance of

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 8—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

the Parent Term Loan Facility were capitalized and are charged to interest expense, following the interest method, over the life of the Parent Term Loan Facility. During fiscal 2010, the Company made payments to purchase term loans and reduce the principal balance of its Parent Term Loan Facility from $466,936,000 to $193,290,000 with a portion of the dividend provided by the Company. As of March 31, 2011, the principal balance of the Parent Term Loan Facility, including unpaid interest, was $209,954,000 and the interest rate on borrowings thereunder was approximately 5.30% per annum.

        The Company is a holding company with no operations of its own and has no ability to service interest or principal on the Parent Term Loan Facility other than through dividends it may receive from AMCE. AMCE is restricted, in certain circumstances, from paying dividends to the Company by the terms of the indentures governing its Notes due 2014, Notes due 2019, Notes due 2020 and the senior secured credit facility. AMCE has not guaranteed the indebtedness of the Company nor pledged any of its assets as collateral.

        Borrowings under the Parent Term Loan Facility bear interest at a rate equal to an applicable margin plus, at the Company's option, either a base rate or LIBOR. The initial applicable margin for borrowings under the Parent Term Loan Facility is 4.00% with respect to base rate borrowings and 5.00% with respect to LIBOR borrowings. Interest on borrowings under the Parent Term Loan Facility is payable on each March 15, June 15, September 15, and December 15, beginning September 15, 2007 by adding such interest for the applicable period to the principal amount of the outstanding loans. The Company is required to pay an administrative agent fee to the lenders under the Parent Term Loan Facility of $100,000 annually.

        The Company may voluntarily repay outstanding loans under the Parent Term Loan Facility, in whole or in part, together with accrued interest to the date of such prepayment on the principal amount prepaid at any time at 100% of principal. Unpaid principal and interest on outstanding loans under the Parent Term Loan Facility are required to be repaid upon maturity on June 13, 2012.

        Upon a change of control (as defined in the Parent Term Loan Facility), Lenders have the right to require the Company to prepay the Parent Term Loan Facility at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest. The Sponsors are considered Permitted Holders as defined in the Parent Term Loan Facility and as such could create certain voting arrangements that would not constitute a change of control under the Parent Term Loan Facility. In the event of a qualified equity issuance offer as defined in the Parent Term Loan Facility, Parent will, to the extent lawful, prepay the maximum principal amount of loans properly tendered that may be purchased out of any qualified equity issuance net proceeds at a prepayment price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of prepayment.

        The Parent Term Loan Facility contains certain covenants that, among other things, may limit the ability of the Company to incur additional indebtedness and pay dividends or make distributions in respect of its capital stocks. Under the Parent Term Loan Facility, the amount of Restricted Payments as defined in the Parent Term Loan Facility may not exceed approximately $45,520,000 in the aggregate as of March 31, 2011. The Company's minimum required consolidated EBITDA ratio as of March 31, 2011 was below the minimum level, and as a result the Company would be prohibited from making any restricted payments.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 9—STOCKHOLDERS' EQUITY

        The Company's common stock consists of 256,085.61252 voting shares of Class L-1 Common Stock, par value $0.01 per share ("Class L-1 Common Stock"), 256,085.61252 voting shares of Class L-2 Common Stock, par value $0.01 per share ("Class L-2 Common Stock" and, together with the Class L-1 Common Stock, the "Class L Common Stock"), 382,475 voting shares of Class A-1 Common Stock, par value $0.01 per share (the "Class A-1 Common Stock"), 382,475 voting shares of Class A-2 Common Stock, par value $0.01 per share (the "Class A-2 Common Stock" and, together with the Class A-1 Common Stock, the "Class A Common Stock"), and 5,128.77496 nonvoting shares of Class N Common Stock, par value $0.01 per share (the Class N Common Stock"), such that (i) the former non-management stockholders of LCE Holdings, including the Bain Investors, the Carlyle Investors and the Spectrum Investors (collectively, the "Former LCE Sponsors"), hold all of the outstanding shares of Class L Common Stock, (ii) the pre-existing non-management stockholders of Holdings, including the JPMP Investors and the Apollo Investors (collectively, the "Pre-Existing Holdings Sponsors" and, the Pre-Existing Holdings Sponsors together with the Former LCE Sponsors, the "Sponsors") and other co-investors (the "Coinvestors"), held all of the outstanding shares of Class A Common Stock, and (iii) management stockholders of Holdings (the "Management Stockholders" and, together with the Sponsors and Coinvestors, the "Stockholders") hold all of the non-voting Class N Common Stock.

        The Class L Common Stock, Class A Common Stock and Class N Common Stock will automatically convert on a one-for-one basis into shares of Residual Common Stock, par value $0.01 per share, upon (i) written consent of each of the Sponsors or (ii) the completion of an initial public offering of capital stock of Parent, Holdings or AMCE (an "IPO").

        The issuance of the equity securities was exempt from registration under the Securities Act of 1933 and the rules promulgated thereunder (the "Securities Act") in reliance on Section 4(2) of the Securities Act, as transactions by an issuer not involving a public offering.

Common Stock Rights and Privileges

        The Company's Class A-1 voting Common Stock, Class A-2 voting Common Stock, Class N nonvoting Common Stock, Class L-1 voting Common Stock and Class L-2 voting Common Stock entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions with respect to dividends. Additionally, each share of Class A Common Stock, Class L Common Stock and Class N Common Stock shall automatically convert into one share of Residual Common Stock on a one-for-one basis immediately prior to the consummation of an Initial Public Offering.

Stock-Based Compensation

        The Company has amended and restated its 2004 Stock Option Plan ("2004 Stock Option Plan") and the 2010 Equity Incentive Plan. The Company has recorded stock-based compensation expense of $1,526,000, $1,384,000, and $2,622,000 within general and administrative: other during each of the fifty-two weeks ended March 31, 2011, April 1, 2010, and April 2, 2009, respectively. Compensation expense for stock options and restricted stock are recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. The Company's financial statements reflect an increase to additional paid-in capital related to stock-based compensation for awards and all outstanding options of $1,526,000 and $1,384,000 during fiscal 2011 and 2010, respectively.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 9—STOCKHOLDERS' EQUITY (Continued)

        As of March 31, 2011, there was approximately $6,379,000 of total estimated unrecognized compensation cost related to nonvested stock-based compensation arrangements under both the 2010 Equity Incentive Plan and the 2004 Stock Option Plan expected to be recognized over a weighted average 3.3 years.

2004 Stock Option Plan

        The Company has adopted a stock-based compensation plan that permits a maximum of 49,107.44681 options to be issued under the 2004 Stock Option Plan. The stock options have a ten year term and generally step vest in equal amounts from one to three or five years from the date of the grant. Vesting may accelerate for a certain participant if there is a change of control (as defined in the employee agreement). All outstanding options have been granted to employees of the Company.

        The Company accounts for stock options using the fair value method of accounting and has elected to use the simplified method for estimating the expected term of "plain vanilla" share option grants, as it does not have enough historical experience to provide a reasonable estimate. The Company has valued the options granted during the fifty-two weeks ended April 1, 2010 using the Black-Scholes option pricing model, which included a valuation prepared by management on behalf of the Compensation Committee of the Board of Directors of the Company. This reflected market conditions as of May 28, 2009 which indicated a fair value price per share of the underlying shares of $339.59 per share, a purchase of 2,542 shares by the Company for $323.95 per share from the Company's former Chief Executive Officer pursuant to his Separation and General Release Agreement dated February 23, 2009 and a sale of 385.862 shares by the Company to the Company's current Chief Executive Officer pursuant to his Employment Agreement dated February 23, 2009 for $323.95 per share. See Assumptions Used to Estimate Option Values below for further information regarding assumptions used in determining fair value.

        On July 8, 2010, the Board approved a grant of 1,023 non-qualified stock options to a certain employee of the Company under the amended and restated 2004 Stock Option Plan. These options vest ratably over 5 years with an exercise price of $752 per share. Expense for this award will be recognized on a straight-line basis over the vesting period. The estimated grant date fair value of the options granted on 1,023 shares was $300.91 per share, or $308,000, and was determined using the Black-Scholes option-pricing model. The option exercise price was $752 per share, and the estimated fair value of the shares was $752, resulting in $0 intrinsic value for the option grant. See 2010 Equity Incentive Plan below for further information regarding assumptions used in determining fair value.

        On July 23, 2010, the Board of Directors of the Company (the "Board") determined that the Company would no longer grant any awards of shares of common stock under the 2004 Stock Option Plan.

2010 Equity Incentive Plan

        On July 8, 2010, the Board and the stockholders of the Company approved the adoption of the AMC Entertainment Holdings, Inc. 2010 Equity Incentive Plan (the "Plan"). The Plan provides for grants of non-qualified stock options, incentive stock options, stock appreciation rights ("SARs"), restricted stock awards, other stock-based awards or performance-based compensation awards.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 9—STOCKHOLDERS' EQUITY (Continued)

        Subject to adjustment as provided for in the Plan, (i) the aggregate number of shares of common stock of the Company available for delivery pursuant to awards granted under the Plan is 39,312 shares, (ii) the number of shares available for granting incentive stock options under the Plan will not exceed 19,652 shares and (iii) the maximum number of shares that may be granted to a participant each year is 7,862.

        On July 8, 2010, the Board approved the grants of 5,399 non-qualified stock options, 5,399 restricted stock (time vesting), and 5,404 restricted stock (performance vesting) to certain of its employees. On February 1, 2011, the Board approved the grants of 137 non-qualified stock options, 137 restricted stock (time vesting), and 138 restricted stock (performance vesting) to certain of its employees. The estimated fair value of the stock at the grant date of July 8, 2010 was approximately $752 per share. The common stock value of $752 per share was based upon a contemporaneous valuation reflecting market conditions on July 8, 2010, which was prepared by an independent third party valuation specialist, and was used to estimate grants of 6,167 options and 6,431 shares of restricted stock granted in July 2010. The third party valuation was reviewed by management and provided to our board of directors and the Compensation Committee of our board of directors. In determining the fair market value of our common stock, the board of directors and the Compensation Committee of our board of directors considered the valuation report and other qualitative and quantitative factors that they considered relevant. The common stock value of $752 per share was used to estimate the fair value of each of the remaining grants of options and shares of restricted stock during fiscal 2011 granted on each of August 2, 2010, December 23, 2010 and March 22, 2011 as the Company believed at the time of grant that the valuation reflected current market conditions on each of such grant dates. The Company believes that market conditions had not changed significantly over the course of fiscal 2011. The award agreements under the Plan generally have the following features, subject to discretionary approval by the Company's compensation committee:

  •
  Non-Qualified Stock Option Award Agreement:    The Board approved the grant of 5,536 stock options, of which 5,484 stock options have been granted. Twenty-five percent of the options will vest on each of the first four anniversaries of the date of grant; provided, however, that the options will become fully vested and exercisable if within one year following a Change of Control (as defined in the Plan), the participant's service is terminated by the Company without cause. The stock options have a ten year term from the date of grant. The estimated grant date fair value of the options granted on 5,484 shares was $293.72 per share, or $1,611,000, and was determined using the Black-Scholes option-pricing model. The option exercise price was $752 per share, and the estimated fair value of the shares was $752, resulting in $0 intrinsic value for the option grants.

  •
  Restricted Stock Award Agreement (Time Vesting):    The Board approved the grant of 5,536 shares of restricted stock (time vesting), of which 5,484 shares have been granted. The restricted shares will become vested on the fourth anniversary of the date of grant; provided, however, that the restricted shares will become fully vested if within one year following a Change of Control, the participant's service is terminated by the Company without cause. The estimated grant date fair value for the 5,484 shares of restricted stock (time vesting) granted was $4,124,000, or approximately $752 per share.

  •
  Restricted Stock Award Agreement (Performance Vesting):    The Board approved the grant of 5,542 shares of restricted stock (performance vesting), of which approximately 1,372 shares have

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 9—STOCKHOLDERS' EQUITY (Continued)

    been granted. Approximately twenty-five percent of the total 5,542 restricted shares approved by the Board will be granted each year over a four-year period. Each grant has a vesting term of approximately one year upon the Company meeting certain pre-established annual performance targets; provided, however, that the restricted shares will become fully vested if within one year following a Change of Control, the participant's service is terminated by the Company without cause. The fiscal 2011 performance target was established at the grant date following ASC 718-10-55-95 and the estimated grant date fair value was $1,032,000, or approximately $752 per share. During the third quarter of fiscal 2011, it was determined to be improbable for the Company to meet its pre-established annual performance target for fiscal 2011. The Company discontinued recognizing compensation cost for the restricted stock (performance vesting) grant for fiscal 2011 and reversed compensation cost previously recognized in prior quarters.

Stock Option Activity

        A summary of the stock option activity under both the 2004 Option Plan and the 2010 Equity Incentive Plan is as follows:

	March 31, 2011		April 1, 2010		April 2, 2009
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	31,597.1680905	$383.58	26,811.1680905	$391.43	36,521.356392	$491.00
Granted(1)	6,507.00000	752.00	4,786.00000	339.59	15,980.45000	323.95
Forfeited	(1,615.40000)	368.18	—	—	(25,690.6383015)	491.00
Exercised	(804.60000)	452.57	—	—	—	—

Outstanding at end of year and expected to vest(1)(2)	35,684.1680905	$449.93	31,597.1680905	$383.58	26,811.1680905	$391.43

Exercisable at end of year(3)	17,238.4980902	$423.70	14,026.8080901	$452.94	8,784.574472	$491.00

Available for grant at end of year(4)	28,568.0000000		9,325.7042495		14,111.7042495

(1)
The weighted average remaining contractual life for outstanding options was 7.0 years, 7.6 years, and 8.3 years for fiscal 2011, 2010 and 2009, respectively. During fiscal 2011, 6,507 options were granted at an exercise price of $752. The options granted were based on an estimated fair value of $752 of common stock, resulting in an intrinsic value for the options on the grant date of $0. During fiscal 2010, 4,786 options were granted on May 28, 2009 at an exercise price of $339.59, based on an estimated fair value of $339.59 of common stock on May 28, 2009, resulting in an intrinsic value for the options on the grant date of $0. During fiscal 2009, 15,980.45 options were granted on March 6, 2009 at an exercise price of $323.95, based on an estimated fair value of $323.95 of common stock on March 6, 2009, resulting in an intrinsic value for the options on the grant date of $0.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 9—STOCKHOLDERS' EQUITY (Continued)

(2)
The aggregate estimated intrinsic value for these options was approximately $10,800,000 as of March 31, 2011.

(3)
The aggregate estimated intrinsic value for these options was approximately $5,700,000 as of March 31, 2011.

(4)
At March 31, 2011, the shares available for grant were under the 2010 Equity Incentive Plan, and include all types of shares available for grant under the 2010 Equity Incentive Plan. The shares available for grant at March 31, 2011 were reduced by 5,372 shares of unvested restricted stock (time vesting). Also, at March 31, 2011, the shares available for grant do not include the awards approved by the Board that have not been granted, which includes 52 stock option shares, 52 shares of restricted stock (time vesting), and 4,170 shares of restricted stock (performance vesting).

        For options exercised, intrinsic value is calculated as the difference between the market price on the date of exercise (determined using the most recent contemporaneous valuation prior to the exercise) and the exercise price of the options. The total intrinsic value of options exercised was $241,000 during fiscal 2011 and there were no options exercised during fiscal 2010 and 2009. The Company received outstanding shares, instead of cash, from the exercise of stock options during fiscal 2011 to satisfy the aggregate strike price of approximately $364,000.

Assumptions Used To Estimate Option Values

        The following table reflects the weighted average fair value per option granted during each year under the 2004 Option Plan and the 2010 Equity Incentive Plan, as well as the significant assumptions used in determining weighted average fair value using the Black-Scholes option-pricing model:

	March 31, 2011		April 1, 2010	April 2, 2009
	2010 Plan	2004 Plan	2004 Plan	2004 Plan
Weighted average fair value of options on grant date	$293.72	$300.91	$135.71	$129.46
Risk-free interest rate	2.50%	2.58%	2.6%	2.6%
Expected life (years)	6.25	6.50	6.5	6.5
Expected volatility(1)	35.0%	35.0%	35.0%	35.0%
Expected dividend yield	—	—	—	—

(1)
The Company uses share values of its publicly traded competitor peer group for purposes of calculating volatility.

Restricted Stock Activity

        The following table represents the restricted stock activity:

	Shares of Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at April 1, 2010	—	$—
Granted	6,856	752.00
Forfeited/canceled(1)	(1,484)	752.00

Unvested at March 31, 2011	5,372	$752.00

(1)
The Company did not meet its pre-established annual performance target for fiscal 2011, and therefore, the restricted stock (performance vesting) grant was canceled.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 10—INCOME TAXES

        Income tax provision reflected in the Consolidated Statements of Operations for the periods in the three years ended March 31, 2011 consists of the following components:

(In thousands)	March 31, 2011	April 1, 2010	April 2, 2009
Current:
Federal	$—	$(2,800)	$—
Foreign	—	—	13,200
State	1,950	500	3,500

Total current	1,950	(2,300)	16,700

Deferred:
Federal	—	(34,000)	—
Foreign	—	—	(1,900)
State	—	—	2,300

Total deferred	—	(34,000)	400

Total provision (benefit)	1,950	(36,300)	17,100
Tax provision from discontinued operations	—	—	(11,300)

Total provision (benefit) from continuing operations	$1,950	$(36,300)	$5,800

        The Company has recorded no alternative minimum taxes as its consolidated tax group expects no alternative minimum tax liability.

        Pre-tax income (losses) consisted of the following:

(In thousands)	March 31, 2011	April 1, 2010	April 2, 2009
Domestic	$(172,694)	$51,361	$(138,954)
Foreign	340	(7,750)	7,008

Total	$(172,354)	$43,611	$(131,946)

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 10—INCOME TAXES (Continued)

        The difference between the effective tax rate on earnings (loss) from continuing operations before income taxes and the U.S. federal income tax statutory rate is as follows:

(In thousands)	March 31, 2011	April 1, 2010	April 2, 2009
Income tax expense (benefit) at the federal statutory rate	$(60,523)	$17,901	$(53,541)
Effect of:
State income taxes	1,950	500	5,800
Change in ASC 740 (formerly FIN 48) reserve	(300)	1,000	(5,421)
Permanent items	—	(540)	—
Change in ASC 740 (formerly APB 23) assertion	—	—	401
Valuation allowance	60,823	(55,183)	58,372
Other, net	—	22	189

Income tax expense (benefit)	$1,950	$(36,300)	$5,800

Effective income tax rate	(1.1)%	(71.0)%	(3.8)%

        The significant components of deferred income tax assets and liabilities as of March 31, 2011 and April 1, 2010 are as follows:

	March 31, 2011		April 1, 2010
	Deferred Income Tax		Deferred Income Tax
(In thousands)	Assets	Liabilities	Assets	Liabilities
Property	$7,385	$—	$—	$(1,948)
Investments in equity method investees	—	(77,522)	—	(57,109)
Intangible assets	—	(24,462)	—	(29,017)
Pension postretirement and deferred compensation	18,481	—	19,150	—
Accrued reserves and liabilities	48,954	—	21,588	—
Deferred interest	—	—	25,660	—
Deferred revenue	158,354	—	77,818	—
Deferred rents	116,513	—	100,560	—
Alternative minimum tax and other credit carryovers	13,901	—	13,058	—
Charitable contributions	1,642	—	1,198	—
Net operating loss carryforward	185,606	—	206,937	—

Total	$550,836	$(101,984)	$465,969	$(88,074)
Less: Valuation allowance	(376,852)	—	(305,895)	—

Total deferred income taxes(1)	$173,984	$(101,984)	$160,074	$(88,074)

(1)
See Note 7—Supplemental Balance Sheet Information for additional disclosures about net current deferred tax assets and net non-current deferred tax liabilities.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 10—INCOME TAXES (Continued)

        A rollforward of the Company's valuation allowance for deferred tax assets is as follows:

(In thousands)	Balance at Beginning of Period	Additions Charged (Credited) to Revenues, Costs and Expenses	Charged (Credited) to Goodwill	Charged (Credited) to Other Accounts		Deductions and Write-offs		Balance at End of Period
Fiscal Year 2011
Valuation Allowance—deferred income tax assets	$305,895	60,823		10,134	(1)	—		$376,852
Fiscal Year 2010
Valuation Allowance—deferred income tax assets	$334,972	(55,183)	—	26,106	(2)	—		$305,895
Fiscal Year 2009
Valuation Allowance—deferred income tax assets	$392,262	58,372	(31,515)	(32,007)	(3)	(52,140)	(4)	$334,972

(1)
Primarily relates to an increase in the valuation allowance related to currency translation adjustments and other comprehensive income adjustments in stockholders' equity.

(2)
Primarily relates to currency translation adjustments, other comprehensive income adjustments in stockholders' equity and to present previously unrecognized state net operating loss carryforwards and their corresponding valuation allowance.

(3)
Primarily relates to a reduction in the valuation allowance, with a corresponding reduction in the related deferred tax asset, to present net operating loss carryforwards related to uncertain tax positions on a net basis.

(4)
Elimination of Cinemex deferred tax asset and change in valuation allowance through discontinued operations.

        The Company's federal income tax loss carryforward of $494,100,000 will begin to expire in 2020 and will completely expire in 2030 and will be limited annually due to certain change in ownership provisions of the Internal Revenue Code. The Company also has state income tax loss carryforwards of $945,300,000 which may be used over various periods ranging from 1 to 20 years.

        Parent completed the repurchase of certain term loans under the Parent term Loan Facility in fiscal 2010. Based upon the historical tax sharing arrangement, Parent should utilize the Company's net operating losses in future years. During fiscal 2010, the Company reversed $1,500,000 of its valuation allowance through the income statement in anticipation of future utilization by Parent. As of April 2, 2009, the Company reversed $31,000,000 of its valuation allowance through Goodwill in anticipation of future utilization by Parent.

        During fiscal 2010, management believed it was more likely than not that the Company had the ability to execute a feasible and prudent tax strategy that would provide for the realization of net operating losses that expire through 2022 by converting certain limited partnership units into common stock. Management has reduced its overall valuation allowance by $65,000,000 in fiscal 2010 for the estimated amount of net operating losses that would be realized as a result of this potential action.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 10—INCOME TAXES (Continued)

        The Company has recorded a valuation allowance against its remaining net deferred tax asset in U.S. and foreign jurisdictions of $376,852,000 as of March 31, 2011.

        A reconciliation of the change in the amount of unrecognized tax benefits during the year ended March 31, 2011 was as follows:

(In millions)	March 31, 2011	April 1, 2010	April 2, 2009
Balance at Beginning of Period	$34.5	$33.5	$38.7
Gross Increases—Current Period Tax Positions	1.2	1.5	1.5
Gross Decreases—Tax Position in Prior Periods	—	(0.5)	(2.1)
Favorable Resolutions with Authorities	—	—	—
Expired Attributes	(1.4)	—	—
Lapse of Statute of Limitations	—	—	(4.6)
Cash Settlements	—	—	—

Balance at End of Period	$34.3	$34.5	$33.5

        As of March 31, 2011, the Company has recognized a $7,000,000 liability for uncertain tax positions and a $7,000,000 deferred tax asset for net operating losses on the balance sheet. These uncertain positions were taken in tax years where the Company generated positive taxable income and they were previously netted against deferred tax assets on the balance sheet.

        The Company's effective tax rate would not be significantly impacted by the ultimate resolution of the uncertain tax positions because of the retention of a valuation allowance against most of its net operating loss carryforwards.

        The Company recognizes income tax-related interest expense and penalties as income tax expense and general and administrative expense, respectively. The liabilities for interest and penalties increased by $187,000 and $101,000, as of March 31, 2011 and April 1, 2010, respectively.

        There are currently unrecognized tax benefits which the Company anticipates will be resolved in the next 12 months; however, the Company is unable at this time to estimate what the impact on its unrecognized tax benefits will be.

        The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. An IRS examination of the tax years February 28, 2002 through December 31, 2003 of the former Loews Cineplex Entertainment Corporation and subsidiaries was concluded during fiscal 2007. An IRS examination for the tax years ended March 31, 2005 and March 30, 2006 was completed during 2009. Generally, tax years beginning after March 28, 2002 are still open to examination by various taxing authorities. Additionally, the Company has net operating loss ("NOL") carryforwards for tax years ended October 31, 2000 through March 28, 2002 in the U.S. and various state jurisdictions which have carryforwards of varying lengths of time. These NOLs are subject to adjustment based on the statute of limitations of the return in which they are utilized, not the year in which they are generated. Various state, local and foreign income tax returns are also under examination by taxing authorities. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 11—LEASES

        Beginning in fiscal 1998, the Company has completed numerous real estate lease agreements with Entertainment Properties Trust ("EPT") including transactions accounted for as sale and leaseback transactions in accordance with Accounting Standards Codification No. 840, Leases. The leases are triple net leases that require the Company to pay substantially all expenses associated with the operation of the theatres such as taxes and other charges, insurance, utilities, service, maintenance and any ground lease payments. As of March 31, 2011, the Company leased from EPT 41 theatres with 849 screens located in the United States and Canada.

        Following is a schedule, by year, of future minimum rental payments required under existing operating leases that have initial or remaining non-cancelable terms in excess of one year as of March 31, 2011:

(In thousands)	Minimum operating lease payments
2012	$422,605
2013	426,255
2014	407,275
2015	402,757
2016	390,583
Thereafter	2,240,031

Total minimum payments required	$4,289,506

        As of March 31, 2011, the Company has a lease agreement for one theatre with 12 screens which is under construction and is expected to open in fiscal 2012. Included above are digital projector equipment leases payable to DCIP.

        Included in other long-term liabilities as of March 31, 2011 and April 1, 2010 is $112,762,000 and $98,034,000, respectively, of deferred rent representing future minimum rental payments for leases with scheduled rent increases, and $143,426,000 and $128,027,000, respectively, for unfavorable lease liabilities.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 11—LEASES (Continued)

        Rent expense is summarized as follows:

(In thousands)	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
Minimum rentals	$422,351	$391,493	$398,289
Common area expenses	46,208	41,189	43,409
Percentage rentals based on revenues	7,251	7,982	7,105

Rent	475,810	440,664	448,803
General and administrative and other	4,665	1,427	1,227

Total	$480,475	$442,091	$450,030

NOTE 12—EMPLOYEE BENEFIT PLANS

        The Company sponsors frozen non-contributory qualified and non-qualified defined benefit pension plans generally covering all employees who, prior to the freeze, were age 21 or older and had completed at least 1,000 hours of service in their first twelve months of employment, or in a calendar year ending thereafter, and who were not covered by a collective bargaining agreement. The Company also offers eligible retirees the opportunity to participate in a health plan (medical and dental). Certain employees are eligible for subsidized postretirement medical benefits. The eligibility for these benefits is based upon a participant's age and service as of January 1, 2009. The Company also sponsors a postretirement deferred compensation plan.

        In the fourth quarter of fiscal 2009, the Company recorded a curtailment gain of $1,072,000 as a result of the retirement of its former chief executive officer on February 23, 2009. The curtailment gain relates to the Retirement Enhancement Plan which included only one active unvested participant and one retired vested participant. Because the former chief executive officer had not vested in his eligible benefit, his retirement created a significant elimination of the accrual of deferred benefits for his future services.

        On May 2, 2008, the Company's Board of Directors approved revisions to the Company's Post Retirement Medical and Life Insurance Plan effective January 1, 2009 and on July 3, 2008 the changes were communicated to the plan participants. As a result of these revisions, the Company recorded a negative prior service cost of $5,969,000 through other comprehensive income to be amortized over eleven years starting in fiscal 2010, based on expected future service of the remaining participants.

        Effective March 29, 2007, the Company adopted the amended guidance for employers' accounting for defined benefit pension and other postretirement plans in ASC 715, Compensation—Retirement Benefits, ("ASC 715"). ASC 715 requires that, effective for fiscal years ending after December 15, 2008 the assumptions used to measure annual pension and retiree medical expense be determined as of the balance sheet date and all plan assets and liabilities be reported as of that date. Accordingly, as of the beginning of fiscal 2009, the Company changed the measurement date for the annual pension and postretirement medical expense and all plan assets and liabilities by applying the transition option under which a 15 month measurement was determined as of January 1, 2008, that covers the period to the Company's year-end balance sheet date. As a result of this change in measurement date, the

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 12—EMPLOYEE BENEFIT PLANS (Continued)

Company recorded an $82,000 loss to fiscal 2009 opening accumulated deficit and a $411,000 unrealized loss to other comprehensive income.

        On November 7, 2006, the Company's Board of Directors approved an amendment to freeze the Company's Defined Benefit Retirement Income Plan, Supplemental Executive Retirement Plan and Retirement Enhancement Plan (the "Plans") as of December 31, 2006. On December 20, 2006 the Company amended and restated the Plans to implement the freeze as of December 31, 2006. As a result of the freeze there will be no further benefits accrued after December 31, 2006, but continued vesting for associates with less than five years of vesting service. The Company will continue to fund existing benefit obligations and there will be no new participants in the future.

        The measurement date used to determine pension and other postretirement benefits is March 31, 2011.

        Net periodic benefit cost for the plans consists of the following:

	Pension Benefits			Other Benefits
(In thousands)	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
Components of net periodic benefit cost:
Service cost	$180	$180	$369	$154	$210	$402
Interest cost	4,612	4,403	4,468	1,275	1,296	1,111
Expected return on plan assets	(3,986)	(2,990)	(5,098)	—	—	—
Amortization of prior service credit	—	—	—	(865)	(543)	(407)
Amortization of net transition obligation	—	—	28	—	—	—
Amortization of net (gain) loss	137	134	(1,622)	—	(278)	(69)
Curtailment	—	—	(1,072)	—	—	—

Net periodic benefit cost	$943	$1,727	$(2,927)	$564	$685	$1,037

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 12—EMPLOYEE BENEFIT PLANS (Continued)

        The following table summarizes the changes in other comprehensive income:

	Pension Benefits		Other Benefits
(In thousands)	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010
Net (gain) loss	$773	$4,224	$(109)	$7,315
Net prior service credit	—	—	(283)	(3,727)
Amortization of net gain (loss)	(137)	(134)	—	278
Amortization of prior service credit	—	—	865	543

Total recognized in other comprehensive income	$636	$4,090	$473	$4,409
Net periodic benefit cost	943	1,727	564	685

Total recognized in net periodic benefit cost and other comprehensive income	$1,579	$5,817	$1,037	$5,094

        The following tables set forth the plan's change in benefit obligations and plan assets and the accrued liability for benefit costs included in the Consolidated Balance Sheets:

	Pension Benefits		Other Benefits
(In thousands)	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010
Change in benefit obligation:
Benefit obligation at beginning of period	$76,441	$60,690	$21,984	$18,101
Service cost	180	180	154	210
Interest cost	4,612	4,403	1,275	1,296
Plan participant's contributions	—	—	469	417
Actuarial (gain) loss	3,271	13,694	(108)	7,315
Plan amendment	—	—	(288)	(3,727)
Benefits paid	(4,154)	(2,526)	(1,570)	(1,628)

Benefit obligation at end of period	$80,350	$76,441	$21,916	$21,984

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 12—EMPLOYEE BENEFIT PLANS (Continued)

	Pension Benefits		Other Benefits
(In thousands)	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010
Change in plan assets:
Fair value of plan assets at beginning of period	$54,457	$39,600	$—	$—
Actual return on plan assets gain (loss)	6,446	12,461	—	—
Employer contribution	3,027	4,922	1,101	1,211
Plan participant's contributions	—	—	469	417
Benefits paid	(4,154)	(2,526)	(1,570)	(1,628)

Fair value of plan assets at end of period	$59,776	$54,457	$—	$—

Net liability for benefit cost:
Funded status	$(20,574)	$(21,984)	$(21,916)	$(21,984)

	Pension Benefits		Other Benefits
(In thousands)	March 31, 2011	April 1, 2010	March 31, 2011	April 1, 2010
Amounts recognized in the Balance Sheet:
Accrued expenses and other liabilities	$(208)	$(192)	$(1,084)	$(1,231)
Other long-term liabilities	(20,366)	(21,792)	(20,832)	(20,753)

Net liability recognized	$(20,574)	$(21,984)	$(21,916)	$(21,984)

Aggregate accumulated benefit obligation	$(80,350)	$(76,441)	$(21,916)	$(21,984)

        The following table summarizes pension plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets:

	Pension Benefits
(In thousands)	March 31, 2011	April 1, 2010
Aggregated accumulated benefit obligation	$(80,350)	$(75,997)
Aggregated projected benefit obligation	(80,350)	(75,997)
Aggregated fair value of plan assets	59,776	53,977

        Amounts recognized in accumulated other comprehensive income consist of the following:

	Pension Benefits		Other Benefits
(In thousands)	March 31, 2011	April 1, 2010	March 31, 2011	April 1, 2010
Net actuarial (gain) loss	$6,029	$5,393	$1,498	$1,607
Prior service credit	—	—	(8,164)	(8,746)

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 12—EMPLOYEE BENEFIT PLANS (Continued)

        Amounts in accumulated other comprehensive income (loss) expected to be recognized in components of net periodic pension cost in fiscal 2012 are as follows:

(In thousands)	Pension Benefits	Other Benefits
Net actuarial loss	$5	$—
Prior service credit	—	(890)

Total	$5	$(890)

Actuarial Assumptions

        The weighted-average assumptions used to determine benefit obligations are as follows:

	Pension Benefits		Other Benefits
	March 31, 2011	April 1, 2010	March 31, 2011	April 1, 2010
Discount rate	5.86%	6.16%	5.51%	5.97%
Rate of compensation increase	N/A	N/A	N/A	N/A

        The weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Pension Benefits			Other Benefits
	52 Weeks Ended March 31, 2011	52 Weeks ended April 1, 2010	52 Weeks ended April 2, 2009	52 Weeks Ended March 31, 2011	52 Weeks ended April 1, 2010	52 Weeks ended April 2, 2009
Discount rate	6.16%	7.43%	6.25%	5.97%	7.42%	6.25%
Expected long-term return on plan assets	8.00%	8.00%	8.25%	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	5.00%

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 12—EMPLOYEE BENEFIT PLANS (Continued)

        In developing the expected long-term rate of return on plan assets at each measurement date, the Company considers the plan assets' historical returns, asset allocations, and the anticipated future economic environment and long-term performance of the asset classes. While appropriate consideration is given to recent and historical investment performance, the assumption represents management's best estimate of the long-term prospective return.

        For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits assumed for 2011 was 9.0% for medical and 4.0% for dental and vision. The rates were assumed to decrease gradually to 5.0% for medical in 2019 and remain at 4.0% for dental. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of March 31, 2011 by $2,190,000 and the aggregate of the service and interest cost components of postretirement expense for fiscal 2012 by $139,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement obligation for fiscal 2012 by $1,866,000 and the aggregate service and interest cost components of postretirement expense for fiscal 2012 by $119,000. The Company's retiree health plan provides a benefit to its retirees that is at least actuarially equivalent to the benefit provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Part D").

Cash Flows

        The Company expects to contribute $4,869,000 to the pension plans during fiscal 2012.

        The following table provides the benefits expected to be paid (inclusive of benefits attributable to estimated future employee service) in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter:

(In thousands)	Pension Benefits	Other Benefits Net of Medicare Part D Adjustments	Medicare Part D Adjustments
2012	$2,340	$1,084	$73
2013	2,193	1,117	82
2014	2,763	1,154	91
2015	2,355	1,171	101
2016	3,006	1,208	109
Years 2017 - 2020	21,157	6,628	680

Pension Plan Assets

        The Company's investment objectives for its defined benefit pension plan investments are: (1) to preserve the real value of its principal; (2) to maximize a real long-term return with respect to the plan assets consistent with minimizing risk; (3) to achieve and maintain adequate asset coverage for accrued benefits under the plan; and (4) to maintain sufficient liquidity for payment of the plan obligations and

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 12—EMPLOYEE BENEFIT PLANS (Continued)

expenses. The Company uses a diversified allocation of equity, debt, and real estate exposures that are customized to the Plan's cash flow benefit needs. The target allocations for plan assets are as follows:

Asset Category	Target Allocation
Fixed income(1)	26%
High yield bond fund	4%
Equity Securities—U.S. companies	33%
Equity Securities—International companies	16%
Collective trust fund	9%
Real Estate	7%
Commodities broad basket fund	5%

100%

(1)
Includes U.S. Treasury Securities and Bond market fund

        Valuation Techniques.    The fair values classified within Level 1 of the valuation hierarchy were determined using quoted market prices from actively traded markets. Pooled separate accounts and collective trust funds were classified within Level 2 hierarchy, which were not publicly quoted, as the underlying assets have observable Level 1 quoted pricing inputs which were used in determining the fair value of these investments.

        The fair value of the pension plan assets at March 31, 2011, by asset class are as follows:

		Fair Value Measurements at March 31, 2011 Using
(In thousands)	Total Carrying Value at March 31, 2011	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	$32	$32	$—	$—
U.S. Treasury Securities	2,601	2,601	—	—
Equity securities:
U.S. companies	19,149	2,880	16,269	—
International companies	9,648	9,648	—	—
Bond market fund	12,288	12,288	—	—
Collective trust fund	5,817	—	5,817	—
Commodities broad basket fund	3,608	3,608	—	—
High yield bond fund	2,733	—	2,733	—
Real estate(1)	3,900	—	3,900	—

Total assets at fair value	$59,776	$31,057	$28,719	$—

(1)
This pooled separate account invests mainly in commercial real estate and includes mortgage loans which are backed by the associated properties. These real estate investments had a temporary withdrawal limitation related to past turmoil in the credit markets that resulted in a slowdown in the sale of commercial real estate assets. The temporary withdrawal limitation restriction ended

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 12—EMPLOYEE BENEFIT PLANS (Continued)

  March 25, 2011, and therefore the assets were transferred out of Level 3 pricing inputs and into Level 2 pricing inputs.

        The fair value of the pension plan assets at April 1, 2010, by asset class are as follows:

		Fair Value Measurements at April 1, 2010 Using
(In thousands)	Total Carrying Value at April 1, 2010	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	$544	$544	$—	$—
U.S. Treasury Securities	2,464	2,464	—	—
Equity securities:
U.S. companies	21,734	3,595	18,139	—
International companies	8,686	8,686	—	—
Bond market fund	8,403	8,403	—	—
Collective trust fund	5,132	—	5,132	—
Commodities broad basket fund	1,443	1,443	—	—
High yield bond fund	2,387	—	2,387	—
Inflation-protected bond fund	788	—	788	—
Intermediate-term bond fund	1,057	—	1,057	—
Real estate(1)	1,819	—	—	1,819

Total assets at fair value	$54,457	$25,135	$27,503	$1,819

(1)
This pooled separate account invests mainly in commercial real estate and includes mortgage loans which are backed by the associated properties. These underlying real estate investments have unobservable Level 3 pricing inputs due to a restriction. The fair values have been estimated based on independent appraisals or cash flow projections.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(In thousands)	Real Estate
Balance at April 2, 2009	$2,283
Purchases, sales, issuances, and settlements, net	36
Unrealized loss relating to instruments still held at end of year	(500)

Balance at April 1, 2010	1,819
Purchases	1,593
Unrealized gain relating to instruments still held at end of year	482
Transfers out of Level 3	(3,894)

Balance at March 31, 2011	$—

Defined Contribution Plan

        The Company sponsors a voluntary 401(k) savings plan covering certain employees age 21 or older and who are not covered by a collective bargaining agreement. Effective January 1, 2011, under the

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 12—EMPLOYEE BENEFIT PLANS (Continued)

Company's 401(k) Savings Plan, the Company began to match 100% of each eligible employee's elective contributions up to 3% and 50% of contributions up to 5% of the employee's eligible compensation. During fiscal 2010 and the first three quarters of fiscal 2011, the Company matched 50% of each eligible employee's elective contributions up to 6% of the employee's eligible compensation. During fiscal 2009, the Company matched 100% of elective contributions up to 5% of employee compensation. The Company's expense under the 401(k) savings plan was $1,650,000, $1,654,000, and $2,374,000 for the periods ended March 31, 2011, April 1, 2010 and April 2, 2009, respectively.

Union-Sponsored Plans

        Certain theatre employees are covered by union-sponsored pension and health and welfare plans. Company contributions into these plans are determined in accordance with provisions of negotiated labor contracts. Contributions aggregated $380,000, $501,000, and $559,000, for the periods ended March 31, 2011, April 1, 2010 and April 2, 2009, respectively.

        On November 7, 2008, the Company received notice of a written demand for payment of a partial withdrawal liability assessment from a collectively bargained multiemployer pension plan that covers certain of its unionized theatre employees. Based on a payment schedule that the Company received from this plan in December 2008, the Company began making quarterly payments on January 1, 2009 related to the $5,279,000 in partial withdrawal liability. In the second quarter of fiscal 2010, the Company made a complete withdrawal from the plan which triggered an additional liability of $1,422,000 which was assessed by the plan on April 19, 2010.

        During fiscal 2011, the Company recorded an estimated withdrawal liability of $3,040,000 related to three multiemployer pension plans where it had ceased making contributions. The plans have not yet delivered an assessment of the withdrawal liability to the Company.

        As of March 31, 2011, the Company's liability related to these collectively bargained multiemployer pension plan withdrawals, net of quarterly payments, is $4,261,000. The Company estimates its potential complete withdrawal liability from its other multiemployer pension plans is less than $100,000.

NOTE 13—COMMITMENTS AND CONTINGENCIES

        The Company, in the normal course of business, is party to various legal actions. Except as described below, management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

        United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc. (No. 99 01034 FMC (SHx), filed in the U.S. District Court for the Central District of California). On January 29, 1999, the Department of Justice (the "Department") filed suit alleging that the Company's stadium style theatres violated the ADA and related regulations. The Department alleged the Company had failed to provide persons in wheelchairs seating arrangements with lines-of-sight comparable to the general public. The Department alleged various non-line-of-sight violations as well.

        As to line-of-sight matters, the trial court entered summary judgment in favor of the Department as to both liability and as to the appropriate remedy. On December 5, 2008, the Ninth Circuit Court of

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)

Appeals reversed the trial court as to the appropriate remedy and remanded the case back to the trial court for findings consistent with its decision. The Company and the Department reached a settlement regarding the extent of betterments and remedies required for line-of-sight violations which the parties believe are consistent with the Ninth Circuit's decision. The trial court approved the settlement on November 29, 2010. The betterments will be made over a 5 year term and the Company estimates the unpaid cost of such betterments to be approximately $5,000,000. The Company has recorded a liability of $37,500 for compensation to claimants pursuant to the settlement.

        As to the non-line-of-sight aspects of the case, on January 21, 2003, the trial court entered summary judgment in favor of the Department on matters such as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. On December 5, 2003, the trial court entered a consent order and final judgment on non-line-of-sight issues under which the Company agreed to remedy certain violations at its stadium-style theatres and at certain theatres it may open in the future. Currently the Company estimates that remaining betterments are required at approximately 40 stadium-style theatres. The Company estimates that the unpaid costs of these betterments will be approximately $13,160,000. The estimate is based on actual costs incurred on remediation work completed to date. The actual costs of betterments may vary based on the results of surveys of the remaining theatres.

        Michael Bateman v. American Multi-Cinema, Inc. (No. CV07-00171). In January 2007, a class action complaint was filed against the Company in the Central District of the United States District Court of California (the "District Court") alleging violations of the Fair and Accurate Credit Transactions Act ("FACTA"). FACTA provides in part that neither expiration dates nor more than the last 5 numbers of a credit or debit card may be printed on receipts given to customers. FACTA imposes significant penalties upon violators where the violation is deemed to have been willful. Otherwise damages are limited to actual losses incurred by the card holder. On March 21, 2011, the District Court granted preliminary approval of the settlement, preliminarily certifying a class action for settlement purposes only. The settlement is not expected to have a material adverse impact to the Company's financial condition, results of operations or cash flows.

        On May 14, 2009, Harout Jarchafjian filed a similar lawsuit alleging that the Company willfully violated FACTA and seeking statutory damages, but without alleging any actual injury (Jarchafjian v. American Multi-Cinema, Inc. (C.D. Cal. Case No. CV09-03434). The parties have reached a tentative settlement, subject to court approval, which is not expected to have a material adverse impact to the Company's financial condition, results of operations or cash flows.

        In addition to the cases noted above, the Company is also currently a party to various ordinary course claims from vendors (including concession suppliers and motion picture distributors), landlords and other legal proceedings. If management believes that a loss arising from these actions is probable and can reasonably be estimated, the Company records the amount of the loss, or the minimum estimated liability when the loss is estimated using a range and no point is more probable than another. As additional information becomes available, any potential liability related to these actions is assessed and the estimates are revised, if necessary. Except as described above, management believes that the ultimate outcome of such other matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations. However, litigation and claims are subject to inherent uncertainties and unfavorable outcomes could occur. An

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)

unfavorable outcome could include monetary damages. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the outcome occurs or in future periods.

NOTE 14—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS

        The Company has provided reserves for estimated losses from theatres and screens which have been permanently closed and vacant space with no right to future use. As of March 31, 2011, the Company has reserved $73,852,000 for lease terminations which have either not been consummated or paid, related primarily to twelve theatres and vacant restaurant space. The Company is obligated under long-term lease commitments with remaining terms of up to 17 years for theatres which have been closed. As of March 31, 2011, base rents aggregated approximately $10,551,000 annually and $73,865,000 over the remaining terms of the leases.

        A rollforward of reserves for theatre and other closure is as follows:

	Fifty-two Week Period	Fifty-two Week Period	Fifty-two Week Period
(In thousands)	March 31, 2011	April 1, 2010	April 2, 2009
Beginning balance	$6,694	$7,386	$10,844
Theatre and other closure (income) expense	60,763	2,573	(2,262)
Transfer of property tax liability	550	715	63
Transfer of deferred rent obligations	11,230	2,112	2,828
Net book value of abandoned property	(1,819)	—	—
Cash (payments) receipts, net	(3,566)	(6,092)	(4,087)

Ending balance	$73,852	$6,694	$7,386

        The current portion of the ending balance is included with accrued expenses and other liabilities and the long-term portion of the ending balance is included with other long-term liabilities in the accompanying Consolidated Balance Sheets.

        During the fourth quarter of fiscal year ending March 31, 2011, the Company evaluated excess capacity and vacant and under-utilized retail space throughout the theatre circuit. On March 28, 2011, management decided to permanently close 73 underperforming screens and auditoriums in six theatre locations in the United States and Canada while continuing to operate 89 screens at these locations. The permanently closed screens are physically segregated from the screens that will remain in operation and access to the closed space is restricted. Additionally, management decided to discontinue development of and cease use of (including for storage) certain vacant and under-utilized retail space at four other theatres in the United States and the United Kingdom. As a result of closing the screens and auditoriums and discontinuing the development of and use of the other spaces, the Company recorded a charge of $55,015,000 for theatre and other closure expense, which is included in operating expense in the Consolidated Statements of Operations during the fiscal year ending March 31, 2011. The charge to theatre and other closure expense reflects the discounted contractual amounts of the existing lease obligations of $53,561,000 for the remaining 7 to 13 year terms of the leases as well as

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 14—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS (Continued)

expenses incurred for related asset removal and shutdown costs of $1,454,000. A significant portion of each of the affected properties will be closed and no longer used. The charges to theatre and other closure expense do not result in any new, increased or accelerated obligations for cash payments related to the underlying long-term operating lease agreements.

        In addition to the auditorium closures, the Company permanently closed 22 theatres with 144 screens in the U.S. during the fifty-two weeks ended March 31, 2011. The Company recorded $5,748,000 for theatre and other closure expense, which is included in operating expense in the Consolidated Statements of Operations, due primarily to the remaining lease terms of 5 theatre closures and accretion of the closure liability related to theatres closed during prior periods. Of the theatre closures in fiscal 2011, 9 theatres with 35 screens are owned properties that will be marketed for sale; 7 theatres with 67 screens that had leases were allowed to expire; a single screen theatre with a management agreement was allowed to expire; and 5 theatres with 41 screens were closed with remaining lease terms in excess of one month.

        During the fifty-two weeks ended April 1, 2010, the Company recognized $2,573,000 of theatre and other closure expense due primarily to closure of one theatre and accretion of the closure liability related to theatres closed during prior periods. During the fifty-two weeks ended April 2, 2009, the Company recognized $2,262,000 of theatre and other closure income due primarily to lease terminations negotiated on favorable terms for two theatres that were closed during this period. The Company did not receive cash payments in connection with the lease terminations, but recognized income from the write-off of the unamortized deferred rent liability.

        Theatre and other closure reserves for leases that have not been terminated are recorded at the present value of the future contractual commitments for the base rents, taxes and maintenance. As of March 31, 2011, the future lease obligations are discounted at annual rates ranging from 7.55% to 9.0%.

NOTE 15—FAIR VALUE MEASUREMENTS

        Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. The inputs used to develop these fair value measurements are established in a hierarchy, which ranks the quality and reliability of the information used to determine the fair values. The fair value classification is based on levels of inputs. Assets and liabilities that are carried at fair value are classified and disclosed in one of the following categories:

    Level 1:    Quoted market prices in active markets for identical assets or liabilities.

    Level 2:    Observable market based inputs or unobservable inputs that are corroborated by market data.

    Level 3:    Unobservable inputs that are not corroborated by market data.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 15—FAIR VALUE MEASUREMENTS

        Recurring Fair Value Measurements.    The following table summarizes the fair value hierarchy of the Company's financial assets and liabilities carried at fair value on a recurring basis as of March 31, 2011:

		Fair Value Measurements at March 31, 2011 Using
(In thousands)	Total Carrying Value at March 31, 2011	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and Equivalents:
Money Market Mutual Funds	$77	$77	$—	$—
Restricted short-term investments	2,284	2,284	—	—
Other long-term assets:
Equity securities, available-for-sale:
RealD Inc. Common Stock	33,455	33,455	—	—
Mutual Fund Large U.S. Equity	2,532	2,532	—	—
Mutual Fund Small/Mid U.S. Equity	291	291	—	—
Mutual Fund International	121	121	—	—
Mutual Fund Broad U.S. Equity	26	26	—	—
Mutual Fund Balance	56	56	—	—
Mutual Fund Fixed Income	262	262	—	—

Total assets at fair value	$39,104	$39,104	$—	$—

Liabilities:	—	—	—	—

Total liabilities at fair value	$—	$—	$—	$—

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 15—FAIR VALUE MEASUREMENTS (Continued)

        The following table summarizes the fair value hierarchy of the Company's financial assets and liabilities carried at fair value on a recurring basis as of April 1, 2010:

		Fair Value Measurements at April 1, 2010 Using
(In thousands)	Total Carrying Value at April 1, 2010	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and Equivalents:
Money Market Mutual Funds	$135,994	$135,994	$—	$—
Other long-term assets:
Equity securities, available-for-sale:
Mutual Fund Large U.S. Equity	2,601	2,601	—	—
Mutual Fund Small/Mid U.S. Equity	187	187	—	—
Mutual Fund International	55	55	—	—
Mutual Fund Broad U.S. Equity	19	19	—	—
Mutual Fund Balance	41	41	—	—
Mutual Fund Fixed Income	283	283	—	—

Total assets at fair value	$139,180	$139,180	$—	$—

Liabilities:	—	—	—	—

Total liabilities at fair value	$—	$—	$—	$—

        Valuation Techniques.    The Company's money market mutual funds are invested in funds that seek to preserve principal, are highly liquid, and therefore are recorded on the balance sheet at the principal amounts deposited, which equals fair value. The restricted short-term investments are liquid, overnight deposits which are held as collateral for the Company's letters of credits, and are measured at fair value using principal amounts deposited plus any interest paid. The equity securities, available-for-sale, primarily consist of common stock and mutual funds invested in equity, fixed income, and international funds and are measured at fair value using quoted market prices and are classified. The Company is no longer restricted from selling its RealD Inc. common stock shares acquired during fiscal 2011 and, as a result, during the fourth quarter of fiscal 2011, transferred the fair value amounts in the hierarchy table from Level 2 to Level 1. The fair value of RealD Inc. common stock at March 31, 2011 was measured using quoted market prices. See Note 6—Investments, for further information regarding RealD Inc. common stock. The unrecognized gain on the equity securities recorded in accumulated other comprehensive loss as of March 31, 2011 was $6,436,000.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 15—FAIR VALUE MEASUREMENTS (Continued)

        Nonrecurring Fair Value Measurements.    The following table summarizes the fair value hierarchy of the Company's assets that were measured at fair value on a nonrecurring basis:

		Fair Value Measurements at March 31, 2011 Using
(In thousands)	Total Carrying Value at March 31, 2011	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Losses
Property, net:
Property owned, net	$10,351	—	—	$10,351	$11,445
Intangible assets, net:
Favorable lease, net	—	—	—	—	1,334
Other long-term assets:
Investment in a joint venture	236	—	—	236	8,825

		Fair Value Measurements at April 1, 2010 Using
(In thousands)	Total Carrying Value at April 1, 2010	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Losses
Property, net:
Property owned, net	$6,570	$—	$—	$6,570	$2,330
Other long-term assets:
Long-lived assets held and used	3,765	—	—	3,765	1,435

        In accordance with the provisions of the impairment of long-lived assets subsections of FASB Codification Subtopic 360-10, long-lived assets held and used that were considered impaired were written down to their fair value at March 31, 2011 and April 1, 2010 of $10,587,000 and $10,335,000, respectively. For the fifty-two weeks ending March 31, 2011, $12,779,000 was recorded as an impairment of long-lived assets and $8,825,000 was recorded as a charge to equity in earnings of non-consolidated entities. For the fifty-two weeks ending April 1, 2010, $3,765,000 was recorded as an impairment of long-lived assets.

        Other Fair Value Measurement Disclosures.    The Company is required to disclose the fair value of financial instruments that are not recognized in the statement of financial position, for which it is practicable to estimate that value. At March 31, 2011, the carrying amount of the Company's liabilities for corporate borrowings was $2,312,108,000 and the fair value was approximately $2,419,438,000. At April 1, 2010, the carrying amount of the corporate borrowings was $2,271,914,000 and the fair value was approximately $2,334,395,000. Quoted market prices were used to value publicly held corporate borrowings as well as using indicative trading levels for term loans as compiled by a firm that makes a market in the security. The carrying value of cash and equivalents approximates fair value because of the short duration of those instruments.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 16—OPERATING SEGMENT

        The Company reports information about operating segments in accordance with ASC 280-10, Segment Reporting, which requires financial information to be reported based on the way management organizes segments within a company for making operating decisions and evaluating performance. The Company has identified one reportable segment for its theatrical exhibition operations. Prior to fiscal 2009, the Company had three operating segments which consisted of United States and Canada Theatrical Exhibition, International Theatrical Exhibition, and Other. The reduction in the number of operating segments was a result of the disposition of Cinemex in December 2008. Cinemex was previously reported in the International Theatrical Exhibition operating segment and accounted for a substantial majority of that segment. In addition, in the second quarter of fiscal 2009, the Company consolidated the Other operating segment with the United States and Canada Theatrical Exhibition operating segment due to a previous contribution of advertising net assets to NCM. During fiscal 2009, the United States and Canada Theatrical Exhibition operating segment was renamed the Theatrical Exhibition operating segment.

        Information about the Company's revenues and assets by geographic area is as follows:

Revenues (In thousands)	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
United States	$2,332,543	$2,328,069	$2,184,686
Canada	71,654	70,260	61,830
France	5,661	5,979	5,015
United Kingdom	13,110	13,431	13,956

Total revenues	$2,422,968	$2,417,739	$2,265,487

Long-term assets, net (In thousands)	March 31, 2011	April 1, 2010
United States	$3,322,766	$3,060,661
Canada	2,434	2,891
France	522	568
United Kingdom	231	70

Total long-term assets(1)	$3,325,953	$3,064,190

(1)
Long-term assets are comprised of property, intangible assets, goodwill and other long-term assets.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 17—RELATED PARTY TRANSACTIONS

Governance Agreements

        Agreements entered into by the Company, the Sponsors and the Company's other stockholders (collectively, the "Governance Agreements"), provide that the Board of Directors for the Company consist of up to nine directors, two of whom are designated by JPMP, two of whom are designated by Apollo, one of whom is the Chief Executive Officer of the Company, one of whom is designated by Carlyle, one of whom is designated by Bain, one of whom is designated by Spectrum and one of whom is designated by Bain, Carlyle and Spectrum, voting together, so long as such designee was consented to by each of Bain and Carlyle. Each of the directors respectively designated by JPMP, Apollo, Carlyle, Bain and Spectrum have three votes on all matters placed before the Board of Directors of the Company and the Chief Executive Officer of the Company and the director designated by Carlyle, Bain and Spectrum voting together have one vote each. The number of directors respectively designated by the Sponsors is to be reduced upon a decrease in such Sponsors' ownership in the Company below certain thresholds.

        The Voting Agreement among the Company and the pre-existing stockholders of the Company provides that, until the fifth anniversary of the Mergers (the "Blockout Period"), the former continuing stockholders of the Company (other than Apollo and JPMP) would generally vote their voting shares of capital stock of the Company in favor of any matter in proportion to the shares of capital stock of Apollo and JPMP voted in favor of such matter, except in certain specified instances. The Voting Agreement among the Company and the former stockholders of LCE Holdings further provides that during the Blockout Period, the former LCE Holdings stockholders would generally vote their voting shares of capital stock of the Company on any matter as directed by any two of Carlyle, Bain and Spectrum, except in certain specified instances. In addition, certain actions of the Company, including, but not limited to, change in control transactions, acquisition or disposition transactions with a value in excess of $10,000,000, the settlement of claims or litigation in excess of $2,500,000, an initial public offering of the Company, hiring or firing a chief executive officer, chief financial officer or chief operating officer, incurring or refinancing indebtedness in excess of $5,000,000 or engaging in new lines of business, require the approval of either (i) any three of JPMP, Apollo, Carlyle or Bain or (ii) Spectrum and (a) either JPMP or Apollo and (b) either Carlyle or Bain (the "Requisite Stockholder Majority") if at such time the Sponsors collectively held at least a majority of the Company's voting shares.

        Prior to the earlier of the end of the Blockout Period and the completion of an initial public offering of capital stock, the Governance Agreements prohibit the Sponsors and the other pre-existing stockholders of the Company from transferring any of their interests in the Company, other than (i) certain permitted transfers to affiliates or to persons approved of by the Sponsors and (ii) transfers after the Blockout Period subject to the rights described below.

        The Governance Agreements set forth additional transfer provisions for the Sponsors and the other pre-existing stockholders of the Company with respect to the interests in the Company, including the following:

        Right of first offer.    After the Blockout Date and prior to an initial public offering, the Company and, in the event the Company does not exercise its right of first offer, each of the Sponsors and the other preexisting stockholders of the Company, have a right of first offer to purchase (on a pro rata

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 17—RELATED PARTY TRANSACTIONS (Continued)

basis in the case of the stockholders) all or any portion of the shares of the Company that a Sponsor or other former continuing stockholder of the Company was proposing to sell to a third party at the price and on the terms and conditions offered by such third party.

        Drag-along rights.    If, prior to an initial public offering, Sponsors constituting a Requisite Stockholder Majority propose to transfer shares of the Company to an independent third party in a bona fide arm's-length transaction or series of transactions that resulted in a sale of all or substantially all of the Company, such Sponsors may have elected to require each of the other stockholders of the Company to transfer to such third party all of its shares at the purchase price and upon the other terms and subject to the conditions of the sale.

        Tag-along rights.    Subject to the right of first offer described above, if any Sponsor or other former continuing stockholder of the Company proposes to transfer shares of the Company held by it, then such stockholder would give notice to each other stockholder, who would each have the right to participate on a pro rata basis in the proposed transfer on the terms and conditions offered by the proposed purchaser.

        Participant rights.    On or prior to an initial public offering, the Sponsors and the other pre-existing stockholders of the Company have the pro rata right to subscribe to any issuance by the Company or any subsidiary of shares of its capital stock or any securities exercisable, convertible or exchangeable for shares of its capital stock, subject to certain exceptions.

        The Governance Agreements also provide for certain registration rights in the event of an initial public offering of the Company, including the following:

        Demand rights.    Subject to the consent of at least two of any of JPMP, Apollo, Carlyle and Bain during the first two years following an initial public offering, each Sponsor has the right at any time following an initial public offering to make a written request to the Company for registration under the Securities Act of part or all of the registrable equity interests held by such stockholders at the Company's expense, subject to certain limitations. Subject to the same consent requirement, the other pre-existing stockholders of the Company as a group have the right at any time following an initial public offering to make one written request to the Company for registration under the Securities Act of part or all of the registrable equity interests held by such stockholders with an aggregate offering price to the public of at least $200,000,000.

        Piggyback rights.    If the Company at any time proposes to register under the Securities Act any equity interests on a form and in a manner which would permit registration of the registrable equity interests held by stockholders of the Company for sale to the public under the Securities Act, the Company must give written notice of the proposed registration to each stockholder, who then have the right to request that any part of its registrable equity interests be included in such registration, subject to certain limitations.

        Holdback agreements.    Each stockholder agrees that it would not offer for public sale any equity interests during a period not to exceed 90 days (180 days in the case of an initial public offering) after the effective date of any registration statement filed by the Company in connection with an

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 17—RELATED PARTY TRANSACTIONS (Continued)

underwritten public offering (except as part of such underwritten registration or as otherwise permitted by such underwriters), subject to certain limitations.

Amended and Restated Fee Agreement

        In connection with the merger with LCE Holdings Inc., the Company and the Sponsors entered into an Amended and Restated Fee Agreement, which provided for an annual management fee of $5,000,000, payable quarterly and in advance to each Sponsor, on a pro rata basis, until the earliest of (i) the twelfth anniversary from December 23, 2004, and (ii) such time as the sponsors own less than 20% in the aggregate of the Company. In addition, the fee agreement provided for reimbursements by the Company to the Sponsors for their out-of-pocket expenses of up to $3,500,000 for fees payable in any single fiscal year in order to maintain the Company's corporate existence, corporate overhead expenses and salaries or other compensation of certain employees. The Amended and Restated Fee Agreement terminated on June 11, 2007, the date of the holdco merger, and was superseded by a substantially identical agreement entered into by the Company, the Sponsors and the Company's other stockholders.

        Upon the consummation of a change in control transaction or an initial public offering, each of the Sponsors will receive, in lieu of quarterly payments of the annual management fee, a fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the fee agreement (assuming a twelve year term from the date of the original fee agreement), calculated using the treasury rate having a final maturity date that is closest to the twelfth anniversary of the date of the original fee agreement date. As of March 31, 2011, the Company estimates this amount would be $25,835,000. The Company expects to record any lump sum payment to the Sponsors as a dividend.

        The fee agreement also provides that the Company will indemnify the Sponsors against all losses, claims, damages and liabilities arising in connection with the management services provided by the Sponsors under the fee agreement.

        The Company is owned by the Sponsors, other co-investors and by certain members of management as follows: JPMP (20.834%); Apollo (20.834%); Bain Capital Partners (15.126%); The Carlyle Group (15.126%); Spectrum Equity Investors (9.788%); Weston Presidio Capital IV, L.P. and WPC Entrepreneur Fund II, L.P. (3.909%); Co-Investment Partners, L.P. (3.909%); Caisse de Depot et Placement du Quebec (3.127%); AlpInvest Partners CS Investments 2003 C.V., AlpInvest Partners Later Stage Co-Investments Custodian II B.V. and AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (2.736%); SSB Capital Partners (Master Fund) I, L.P. (1.955%); CSFB Strategic Partners Holdings II, L.P., CSFB Strategic Partners Parallel Holdings II, L.P., and GSO Credit Opportunities Fund (Helios), L.P. (1.564%); Credit Suisse Anlagestiftung, Pearl Holding Limited, Vega Invest (Guernsey) Limited and Partners Group Private Equity Performance Holding Limited (0.782%); Screen Investors 2004, LLC (0.152%); and current and former members of management (0.158%)(1).

(1)
All percentage ownerships are approximate.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 17—RELATED PARTY TRANSACTIONS (Continued)

Control Arrangement

        The Sponsors have the ability to control the Company's affairs and policies and the election of directors and appointment of management.

DCIP

        In February 2007, Mr. Travis Reid was hired as the chief executive officer of DCIP, a joint venture between the Company, Cinemark and Regal formed to explore the possibility of implementing digital cinema in our theatres and to create a financing model and establish agreements with major motion picture studios for the implementation of digital cinema. Mr. Reid was a member of the Company's Board of Directors until October 15, 2010. See Note 6—Investments, for a discussion of transactions with DCIP.

Market Making Transactions

        On June 9, 2009, the Company sold $600,000,000 in aggregate principal amount of its Senior Notes due 2019. On December 15, 2010, the Company sold $600,000,000 in aggregate principal amount of its 9.75% Senior Subordinated Notes due 2020. J.P. Morgan Securities LLC, an affiliate of J.P. Morgan Partners, LLC, which owns approximately 20.8% of the Company, and Credit Suisse Securities (USA) LLC, whose affiliates own approximately 1.62% of the Company, were initial purchasers of the Notes due 2019 and Notes due 2020.

NOTE 18—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

        The Company is a holding company that conducts substantially all of its business operations through its subsidiaries.

        There are significant restrictions on the Company's ability to obtain funds from any of its subsidiaries through dividends, loans or advances. Accordingly, these condensed financial statements have been presented on a "parent-only" basis. Under a parent-only presentation, the Company's investments in its consolidated subsidiaries are presented under the equity method of accounting. These parent-only financial statements should be read in conjunction with the Company's audited consolidated financial statements.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 18—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

AMC Entertainment Holdings, Inc.
CONDENSED STATEMENTS OF OPERATIONS—PARENT ONLY

(In thousands)	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
Operating Costs and Expenses
General and administrative:
Merger, acquisition and transaction costs	$2,753	$195	$829
Other	21	310	53

Operating costs and expenses	2,774	505	882

Other expense (income)
Equity in (earnings) loss of Marquee Holdings Inc.	—	(39,654)	111,158
Equity in loss of AMC Entertainment Inc.	122,853	—	—
Other expense (income)	14,840	(85,234)	—
Interest expense
Corporate borrowings	33,937	12,019	37,034
Investment income	(100)	(47)	(28)

Total other (income) expense	171,530	(112,916)	148,164

Earnings (loss) before income taxes	(174,304)	112,411	(149,046)
Income tax provision	—	32,500	—

Net earnings (loss)	$(174,304)	$79,911	$(149,046)

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 18—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (Continued)

AMC Entertainment Holdings, Inc.
CONSOLIDATED BALANCE SHEETS—PARENT ONLY

(In thousands, except share data)	March 31, 2011	April 1, 2010
Assets
Cash and equivalents	$116,250	$113,645
Receivables	—	—
Other current assets	—	672

Total current assets	116,250	114,317
Goodwill	30,019	8,026
Investment in Marquee Holdings Inc.	—	546,098
Investment in AMC Entertainment Inc.	360,159	—
Other long-term assets	488	1,966

Total assets	$506,916	$670,407

Liabilities and Stockholders' Equity
Current liabilities:
Accrued expenses and other liabilities	$2,599	$—

Total current liabilities	2,599	—
Corporate borrowings	209,568	198,265
Deferred Taxes	28,800	32,600

Total liabilities	240,967	230,865

Stockholders' Equity:
Class A-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 and 382,475.00000 shares issued and outstanding as of March 31, 2011 and April 1, 2010, respectively)	4	4
Class A-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 and 382,475.00000 shares issued and outstanding as of March 31, 2011 and April 1, 2010, respectively)	4	4
Class N Common Stock nonvoting ($.01 par value, 375,000 shares authorized; 2,021.01696 shares issued and outstanding as of March 31, 2011 and 1,700.63696 outstanding as of April 1, 2010)	—	—
Class L-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 and 256,085.61252 shares issued and outstanding as of March 31, 2011 and April 1, 2010, respectively)	3	3
Class L-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding as of March 31, 2011 and April 1, 2010, respectively)	3	3
Additional paid-in capital	671,363	669,837
Treasury stock, 4,314 shares at cost	(2,596)	(2,596)
Accumulated other comprehensive loss	(3,991)	(3,176)
Accumulated deficit	(398,841)	(224,537)

Total stockholders' equity	265,949	439,542

Total liabilities and stockholders' equity	$506,916	$670,407

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 18—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (Continued)

AMC Entertainment Holdings, Inc.
CONDENSED STATEMENTS OF CASH FLOWS—PARENT ONLY

(In thousands)	52 Weeks Ended March 31, 2011	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
Cash flows from operating activities
Net earnings (loss)	$(174,304)	$79,911	$(149,046)
Adjustments to reconcile net earnings (loss) to net cash used in operating activities:
Amortization of discount on corporate borrowings	—	—	795
Interest accrued to principal on Corporate borrowings	10,981	10,570	34,001
Discount on repurchase of Discount Notes due 2014	(70,877)	—	—
Interest paid and discount on Repurchase of Parent Term Loan	—	(29,046)	—
Deferred income taxes	—	32,500	—
Loss (gain) on extinguishment of debt	4,202	(85,451)	—
Equity in (earnings) loss of Marquee Holdings Inc.	—	(39,654)	111,158
Equity in loss of AMC Entertainment Inc.	122,853	—	—
Net change in operating activities:
Receivables and other assets	120	(344)	2,238
Accrueds and other liabilities	(3,341)	—	(289)
Other, net	2,126	1,499	179

Net cash used in operating activities	(108,240)	(30,015)	(964)

Cash flows from investing activities
Contribution from Marquee Holdings Inc.	—	300,881	3,349
Contribution from AMC Entertainment Inc.	278,258	—	—

Net cash provided by investing activities	278,258	300,881	3,349

Cash flows from financing activities
Repayment of Discount Notes due 2014	(169,918)	—	—
Repurchase of Parent Term Loan	—	(160,035)	—
Deferred financing costs	(100)	(203)	—
Proceeds from issuance of common stock	—	—	125
Treasury stock purchases	—	—	(2,596)

Net cash used in financing activities	(170,018)	(160,238)	(2,471)
Cash received from Marquee Holdings Inc. merger with Parent	2,605	—	—

Net increase (decrease) in cash and equivalents	2,605	110,628	(86)
Cash and equivalents at beginning of year	113,645	3,017	3,103

Cash and equivalents at end of year	$116,250	$113,645	$3,017

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 18—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (Continued)

AMC Entertainment Holdings, Inc.

CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY—PARENT ONLY

	Class A-1 Voting Common Stock		Class A-2 Voting Common Stock		Class N Nonvoting Common Stock
(In thousands, except share and per share data)	Shares	Amount	Shares	Amount	Shares	Amount
April 3, 2008 through March 31, 2011
Balance April 3, 2008	382,475.00000	$4	382,475.00000	$4	5,628.77496	$—
Comprehensive earnings (loss):
Net loss	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—
Change in fair value of cash flow hedges	—	—	—	—	—	—
Losses on interest rate swaps reclassified to interest expense corporate borrowings	—	—	—	—	—	—
Pension and other benefit adjustments	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—
ASC 715 (formerly SFAS 158) adoption adjustment	—	—	—	—	—	—
Stock-based compensation—options	—	—	—	—	—	—
Treasury Stock purchased	—	—	—	—	(4,314)	—
Issuance of Class N Common Stock	—	—	—	—	385.862	—

Balance April 2, 2009	382,475.00000	4	382,475.00000	4	1,700.63696	—
Comprehensive earnings
Net earnings	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—
Change in fair value of cash flow hedges	—	—	—	—	—	—
Losses on interest rate swaps reclassified to interest expense corporate borrowings	—	—	—	—	—	—
Pension and other benefit adjustments	—	—	—	—	—	—
Unrealized gain on marketable securities	—	—	—	—	—	—
Comprehensive earnings	—	—	—	—	—	—
Stock-based compensation—options	—	—	—	—	—	—

Balance April 1, 2010	382,475.0000	4	382,475.0000	4	1,700.63696	—
Comprehensive loss:
Net loss	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—
Pension and other benefit adjustments	—	—	—	—	—	—
Unrealized gain on marketable securities	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—
Issuance of Class N Common Stock	—	—	—	—	320.38	—

Balance March 31, 2011	382,475.00000	$4	382,475.00000	$4	2,021.01696	$—

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 18—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (Continued)

AMC Entertainment Holdings, Inc.

CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY—PARENT ONLY (Continued)

Class L-1 Voting Common Stock		Class L-2 Voting Common Stock
						Accumulated Other Comprehensive Income (Loss)
				Additional Paid-in Capital	Treasury Stock		Accumulated Deficit	Total Stockholders' Equity
Shares	Amount	Shares	Amount

256,085.61252	$3	256,085.61252	$3	$665,705	$—	$(3,668)	$(155,320)	$506,731

—	—	—	—	—	—	—	(149,046)	(149,046)
—	—	—	—	—	—	25,558	—	25,558
—	—	—	—	—	—	(1,833)	—	(1,833)

—	—	—	—	—	—	5,230	—	5,230
—	—	—	—	—	—	(8,117)	—	(8,117)
—	—	—	—	—	—	(109)	—	(109)

—	—	—	—	—	—	—	—	(128,317)
—	—	—	—	—	—	—	(82)	(82)
—	—	—	—	2,623	—	—	—	2,623
—	—	—	—	—	(2,596)	—	—	(2,596)
—	—	—	—	125	—	—	—	125

256,085.61252	3	256,085.61252	3	668,453	(2,596)	17,061	(304,448)	378,484

—	—	—	—	—	—	—	79,911	79,911
—	—	—	—	—	—	(13,021)	—	(13,021)
—	—	—	—	—	—	(6)	—	(6)

—	—	—	—	—	—	558	—	558
—	—	—	—	—	—	(8,499)	—	(8,499)
—	—	—	—	—	—	731	—	731

—	—	—	—	—	—			59,674
—	—	—	—	1,384	—	—	—	1,384

256,085.61252	3	256,085.61252	3	669,837	(2,596)	(3,176)	(224,537)	439,542

—	—	—	—	—	—	—	(174,304)	(174,304)
—	—	—	—	—	—	(5,678)	—	(5,678)
—	—	—	—	—	—	(1,109)	—	(1,109)
—	—	—	—	—	—	5,972	—	5,972

—	—	—	—	—	—	—	—	(175,119)
—	—	—	—	1,526	—	—	—	1,526
—	—	—	—	—	—	—	—	—

256,085.61252	$3	256,085.6152	$3	$671,363	$(2,596)	$(3,991)	$(398,841)	$265,949

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended March 31, 2011, April 1, 2010 and April 2, 2009

NOTE 19—SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)

AMC Entertainment Holdings, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS BY QUARTER
(In thousands)

									Fiscal Year
	July 1, 2010	July 2, 2009	September 30, 2010	October 1, 2009	December 30, 2010	December 31, 2009	March 31, 2011	April 1, 2010
									2011	2010
Revenues
Admissions	$448,597	$446,227	$458,572	$390,498	$427,358	$444,420	$363,331	$430,708	$1,697,858	$1,711,853
Concessions	175,959	173,660	179,712	147,381	160,038	166,867	148,399	158,808	664,108	646,716
Other theatre	16,396	15,425	15,341	13,173	15,471	15,895	13,794	14,677	61,002	59,170

Total revenues	640,952	635,312	653,625	551,052	602,867	627,182	525,524	604,193	2,422,968	2,417,739

Cost and Expenses
Film exhibition costs	238,823	249,101	242,181	208,328	223,642	239,275	183,112	231,928	887,758	928,632
Concession costs	20,496	19,165	23,805	15,905	19,760	18,378	19,126	19,406	83,187	72,854
Operating expense	147,641	150,177	173,835	143,391	174,670	155,597	217,700	161,609	713,846	610,774
Rent	114,554	112,373	121,481	108,311	120,086	110,423	119,689	109,557	475,810	440,664
General and administrative:
Merger, acquisition and transaction costs	5,856	432	5,330	54	2,210	487	3,442	1,605	16,838	2,578
Management fee	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	5,000	5,000
Other	13,071	13,282	18,047	13,065	10,198	14,826	16,841	17,101	58,157	58,274
Depreciation and amortization	48,603	48,788	52,355	46,689	55,937	47,472	55,518	45,393	212,413	188,342
Impairment of long-lived assets	—	—	—	—	—	—	12,779	3,765	12,779	3,765

Operating costs and expenses	590,294	594,568	638,284	536,993	607,753	587,708	629,457	591,614	2,465,788	2,310,883

Operating income (loss)	50,658	40,744	15,341	14,059	(4,886)	39,474	(103,933)	12,579	(42,820)	106,856
Other expense (income)
Other expense (income)	(1,939)	(73,283)	(7,746)	(10,116)	19,561	(2,135)	18,680	(2,259)	28,556	(87,793)
Interest expense
Corporate borrowings	43,564	39,081	43,344	43,407	44,667	42,527	45,884	43,424	177,459	168,439
Capital and financing lease obligations	1,383	1,413	1,625	1,413	1,596	1,413	1,594	1,413	6,198	5,652
Equity in earnings of non-consolidated entities	1,766	(6,262)	(5,332)	(4,348)	(13,491)	(7,517)	(121)	(12,173)	(17,178)	(30,300)
Gain on NCM transactions	—	—	(64,648)	—	—	—	207	—	(64,441)	—
Investment income	(69)	(127)	(86)	(50)	(232)	(36)	(104)	(74)	(491)	(287)

Total other expense (income)	44,705	(39,178)	(32,843)	30,306	52,101	34,252	66,140	30,331	130,103	55,711

Earnings (loss) from continuing operations before income taxes	5,953	79,922	48,184	(16,247)	(56,987)	5,222	(170,073)	(17,752)	(172,923)	51,145
Income tax provision (benefit)	6,450	32,700	(1,300)	(50)	(3,025)	(550)	(175)	(68,400)	1,950	(36,300)

Earnings (loss) from continuing operations	(497)	47,222	49,484	(16,197)	(53,962)	5,772	(169,898)	50,648	(174,873)	87,445
Earnings (loss) from discontinued operations, net of income taxes	(17)	723	(8)	(181)	599	494	(5)	(8,570)	569	(7,534)

Net earnings (loss)	$(514)	$47,945	$49,476	$(16,378)	$(53,363)	$6,266	$(169,903)	$42,078	$(174,304)	$79,911

Basic earnings (loss) per share:
Earnings (loss) from continuing operations	(0.39)	$36.93	38.70	$(12.67)	(42.19)	$4.51	(132.82)	$39.61	(136.73)	$68.38
Earnings (loss) from discontinued operations	(0.01)	0.56	(0.01)	(0.14)	0.46	0.39	(0.01)	(6.71)	0.44	(5.89)

Basic earnings (loss) per share:	(0.40)	$37.49	38.69	$(12.81)	(41.73)	$4.90	(132.83)	$32.90	(136.29)	$62.49

Diluted earnings (loss) per share:
Earnings (loss) from continuing operations	(0.39)	$36.93	38.23	$(12.67)	(42.19)	$4.50	(132.82)	$39.23	(136.73)	$68.24
Earnings (loss) from discontinued operations	(0.01)	0.56	(0.01)	(0.14)	0.46	0.38	(0.01)	(6.64)	0.44	(5.88)

Diluted earnings (loss) per share:	(0.40)	$37.49	38.22	$(12.81)	(41.73)	$4.88	(132.83)	$32.59	(136.29)	$62.36

Average shares outstanding
Basic	1,278.82	1,278.82	1,278.82	1,278.82	1,278.90	1,278.82	1,279.14	1,278.82	1,278.92	1,278.82

Diluted	1,278.82	1,278.82	1,294.51	1,278.82	1,278.90	1,283.45	1,279.14	1,291.15	1,278.92	1,281.42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
National CineMedia, LLC
Centennial, Colorado

        We have audited the accompanying balance sheets of National CineMedia, LLC (the "Company") as of December 30, 2010 and December 31, 2009, and the related statements of operations, members' equity (deficit), and cash flows for the years ended December 30, 2010, December 31, 2009 and January 1, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2010 and December 31, 2009, and the results of its operations and its cash flows for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Denver, Colorado
February 24, 2011

NATIONAL CINEMEDIA, LLC

BALANCE SHEETS

(In millions)

	December 30, 2010	December 31, 2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13.8	$37.8
Receivables, net of allowance of $3.7 and $3.6 million, respectively	100.1	89.0
Prepaid expenses	1.7	1.5
Prepaid management fees to managing member	0.8	0.6

Total current assets	116.4	128.9
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $46.4 and $39.3 million, respectively	19.8	23.7
INTANGIBLE ASSETS, net of accumulated amortization of $10.8 and $4.4 million, respectively	275.2	134.2
OTHER ASSETS:
Debt issuance costs, net	7.3	9.2
Other investment	6.7	7.4
Other long-term assets	0.6	1.0

Total other assets	14.6	17.6

TOTAL	$426.0	$304.4

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
CURRENT LIABILITIES:
Amounts due to founding members	25.2	29.8
Amounts due to managing member	28.2	22.9
Accrued expenses	8.6	12.4
Current portion of long-term debt	1.2	4.3
Current portion of interest rate swap agreements	25.3	24.4
Accrued payroll and related expenses	9.3	6.6
Accounts payable	10.5	11.3
Deferred revenue and other current liabilities	3.8	2.8

Total current liabilities	112.1	114.5
NON-CURRENT LIABILITIES:
Borrowings	775.0	799.0
Interest rate swap agreements	45.5	30.2
Other long-term liabilities	0.0	0.3

Total non-current liabilities	820.5	829.5

Total liabilities	932.6	944.0

COMMITMENTS AND CONTINGENCIES (NOTE 11)
MEMBERS' EQUITY/(DEFICIT)	(506.6)	(639.6)

TOTAL	$426.0	$304.4

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF OPERATIONS

(In millions)

	Year Ended December 30, 2010	Year Ended December 31, 2009	Year Ended January 1, 2009
REVENUE:
Advertising (including revenue from founding members of $38.5, $38.2 and $45.6 million, respectively)	$379.4	$335.1	$330.3
Fathom Events	48.0	45.5	38.9
Other	0.1	0.1	0.3

Total	427.5	380.7	369.5

OPERATING EXPENSES:
Advertising operating costs	21.7	20.0	18.7
Fathom Events operating costs (including costs to founding members of $7.3, $6.7, and $6.0 million, respectively)	32.4	29.1	25.1
Network costs	20.0	18.6	17.0
Theatre access fees—founding members	52.6	52.7	49.8
Selling and marketing costs	57.9	50.2	47.9
Administrative costs	17.9	14.8	14.5
Administrative fee—managing member	16.6	10.8	9.7
Severance plan costs	0.0	0.0	0.5
Depreciation and amortization	17.8	15.6	12.4
Other costs	0.0	0.7	0.7

Total	236.9	212.5	196.3

OPERATING INCOME	190.6	168.2	173.2
Interest Expense and Other, Net:
Borrowings	44.4	47.1	51.8
Change in derivative fair value	5.3	(7.0)	14.2
Interest income and other	0.2	(2.0)	(0.2)

Total	49.9	38.1	65.8
Impairment and related loss	0.0	0.0	11.5

INCOME BEFORE INCOME TAXES	140.7	130.1	95.9

Provision for Income Taxes	0.5	0.8	0.6
Equity loss from investment, net	0.7	0.8	0.0

NET INCOME	$139.5	$128.5	$95.3

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF MEMBERS' EQUITY/(DEFICIT)

(In millions)

Total
Balance—December 27, 2007	$(713.8)
Contribution of severance plan payments	0.5
Capital contribution from managing member	0.6
Capital contribution from founding members	4.7
Distribution to managing member	(55.5)
Distribution to founding members	(75.5)
Units issued for purchase of intangible asset	116.1
Comprehensive Income:
Unrealized (loss) on cash flow hedge	(59.1)
Net income	95.3

Total Comprehensive Income	36.2
Share-based compensation expense	1.1

Balance—January 1, 2009	$(685.6)

Capital contribution from founding members	0.1
Distribution to managing member	(57.8)
Distribution to founding members	(81.5)
Units issued for purchase of intangible asset	28.5
Comprehensive Income:
Unrealized (loss) on cash flow hedge	26.1
Net income	128.5

Total Comprehensive Income	154.6
Share-based compensation expense	2.1

Balance—December 31, 2009	$(639.6)

Capital contribution from managing member	3.5
Distribution to managing member	(71.0)
Distribution to founding members	(85.1)
Units issued for purchase of intangible asset	151.3
Comprehensive Income:
Unrealized (loss) on cash flow hedge	(10.9)
Net income	139.5

Total Comprehensive Income	128.6
Share-based compensation expense	5.7

Balance—December 30, 2010	$(506.6)

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 30, 2010	Year Ended December 31, 2009	Year Ended January 1, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$139.5	$128.5	$95.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17.8	15.6	12.4
Non-cash severance and share-based compensation	5.6	2.0	1.5
Non-cash impairment and related loss	0.0	0.0	11.5
Net unrealized loss (gain) on hedging transactions	5.3	(7.0)	14.2
Equity loss from investment	0.7	0.8	0.0
Amortization of debt issuance costs	1.9	1.9	1.9
Other non-cash operating activities	0.6	0.0	0.0
Changes in operating assets and liabilities:
Receivables—net	(11.1)	3.0	(0.4)
Accounts payable and accrued expenses	(1.6)	6.9	(0.7)
Amounts due to founding members and managing member	4.1	1.2	0.4
Other operating	0.8	(3.5)	0.1

Net cash provided by operating activities	163.6	149.4	136.2

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(10.1)	(8.4)	(16.6)
Proceeds from sale of property and equipment to founding member	3.0	0.0	0.0
Increase in investment in affiliate	0.0	(2.0)	0.0

Net cash used in investing activities	(7.1)	(10.4)	(16.6)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	124.3	0.0	139.0
Repayments of borrowings	(152.5)	(3.0)	(124.0)
Founding members and managing member integration payments	3.9	3.6	10.3
Distributions to founding members and managing member	(159.6)	(135.9)	(118.3)
Unit settlement for share-based compensation	3.4	0.0	0.0

Net cash used in financing activities	(180.5)	(135.3)	(93.0)

CHANGE IN CASH AND CASH EQUIVALENTS	(24.0)	3.7	26.6
CASH AND CASH EQUIVALENTS:
Beginning of period	37.8	34.1	7.5

End of period	$13.8	$37.8	$34.1

Supplemental disclosure of non-cash financing and investing activity:
Contribution for severance plan payments	$0.0	$0.0	$0.5
Purchase of an intangible asset with subsidiary equity	$151.3	$28.5	$116.1
Settlement of put liability by issuance of debt	$0.0	$7.0	$0.0
Assets acquired in settlement of put liability	$0.0	$2.5	$0.0
Supplemental disclosure of cash flow information:
Cash paid for interest	$49.8	$38.8	$48.3
Cash paid for income taxes	$0.5	$0.8	$0.6

See accompanying notes to financial statements.

1. THE COMPANY

  Description of Business

        National CineMedia, LLC ("NCM LLC" or "the Company") commenced operations on April 1, 2005 and operates the largest digital in-theatre network in North America, allowing NCM LLC to distribute advertising, Fathom entertainment programming events and corporate events under long-term exhibitor services agreements ("ESAs") with American Multi-Cinema, Inc. ("AMC"), a wholly owned subsidiary of AMC Entertainment, Inc. ("AMCE"), Regal Cinemas, Inc., a wholly owned subsidiary of Regal Entertainment Group ("Regal"), and Cinemark USA, Inc. ("Cinemark USA"), a wholly owned subsidiary of Cinemark Holdings, Inc. ("Cinemark"). AMC, Regal and Cinemark and their affiliates are referred to in this document as "founding members". NCM LLC also provides such services to certain third-party theatre circuits under "network affiliate" agreements, which expire at various dates.

        At December 30, 2010, NCM LLC had 110,752,192 common membership units outstanding, of which 53,549,477 (48.3%) were owned by NCM, Inc., 21,452,792 (19.4%) were owned by Regal, 18,803,420 (17.0%) were owned by AMC, and 16,946,503 (15.3%) were owned by Cinemark. The membership units held by the founding members are exchangeable into NCM, Inc. common stock on a one-for-one basis. During the third quarter of 2010, AMC and Regal completed a common unit membership redemption and an underwritten public offering of an aggregate 10,955,471 shares of National CineMedia, Inc.'s ("NCM, Inc." or "managing member"), common stock (see Note 7).

  Basis of Presentation

        The Company has prepared its financial statements and related notes in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the rules and regulations of the Securities and Exchange Commission ("SEC").

        On February 13, 2007, NCM, Inc., a Company formed by NCM LLC and incorporated in the State of Delaware with the sole purpose of becoming a member and sole manager of NCM LLC, completed its initial public offering ("IPO"). The Company's business is seasonal and for this and other reasons operating results for interim periods may not be indicative of the Company's full year results or future performance. As a result of the various related-party agreements discussed in Note 7, the operating results as presented are not necessarily indicative of the results that might have occurred if all agreements were with non-related third parties.

        Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those related to the reserve for uncollectible accounts receivable, and equity-based compensation. Actual results could differ from those estimates.

        Reclassifications—Certain reclassifications of previously reported amounts within operating activities in the statement of cash flows have been made to conform to the current year presentation.

2. SIGNIFICANT ACCOUNTING POLICIES

        Accounting Period—The Company operates on a 52-week fiscal year, with the fiscal year ending on the first Thursday after December 25, which, in certain years, results in a 53-week year, as was the case for fiscal year 2008.

        Segment Reporting—Segments are accounted for under ASC 280 Segment Reporting. Refer to Note 14.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Revenue Recognition—Advertising revenue is recognized in the period in which an advertising contract is fulfilled against the contracted theatre attendees. Advertising revenue is recorded net of make-good provisions to account for delivered attendance that is less than contracted attendance. When remaining delivered attendance is provided in subsequent periods, that portion of the revenue earned is recognized in that period. Deferred revenue refers to the unearned portion of advertising contracts. All deferred revenue is classified as a current liability. Fathom Events revenue is recognized in the period in which the event is held.

        Barter Transactions—The Company enters into barter transactions that exchange advertising program time for products and services used principally for selling and marketing activities. The Company records barter transactions at the estimated fair value of the advertising exchanged based on fair value received for similar advertising from cash paying customers. Revenues for advertising barter transactions are recognized when advertising is provided, and products and services received are charged to expense when used. The Company limits the use of such barter transactions to items and services for which it would otherwise have paid cash. Any timing differences between the delivery of the bartered revenue and the use of the bartered expense products and services are recorded through deferred revenue. Revenue and expense from barter transactions for the year ended December 30, 2010 were $1.5 million and $1.1 million, respectively and were not material to the Company's statement of operations for the years ended December 31, 2009 and January 1, 2009.

        Operating Costs—Advertising related operating costs primarily include personnel and other costs related to advertising fulfillment, and to a lesser degree, production costs of non-digital advertising, and payments due to unaffiliated theatre circuits under the network affiliate agreements.

        Fathom Events operating costs include equipment rental, catering, movie tickets acquired primarily from the founding members, revenue share under the amended and restated ESAs and other direct costs of the meeting or event.

        Payment to the founding members of a theatre access fee is comprised of a payment per theatre attendee and a payment per digital screen, both of which escalate over time.

        Network costs include personnel, satellite bandwidth, repairs, and other costs of maintaining and operating the digital network and preparing advertising and other content for transmission across the digital network. These costs are not specifically allocable between the advertising business and the Fathom Events business.

        Leases—The Company leases various office facilities under operating leases with terms ranging from 3 to 15 years. The Company calculates straight-line rent expense over the initial lease term and renewals that are reasonably assured.

        Advertising Costs—Costs related to advertising and other promotional expenditures are expensed as incurred. Due to the nature of the business, the Company has an insignificant amount of advertising costs included in selling and marketing costs on the statement of operations.

        Cash and Cash Equivalents—All highly liquid debt instruments and investments purchased with an original maturity of three months or less are classified as cash equivalents and are considered available for sale securities. There are cash balances in a bank in excess of the federally insured limits or in the form of a money market demand account with a major financial institution.

        Restricted Cash—At December 30, 2010 and December 31, 2009, other non-current assets included restricted cash of $0.3 million, which secures a letter of credit used as a lease deposit on NCM LLC's New York office.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Receivables—Bad debts are provided for using the allowance for doubtful accounts method based on historical experience and management's evaluation of outstanding receivables at the end of the period. Receivables are written off when management determines amounts are uncollectible. Trade accounts receivable are uncollateralized and represent a large number of geographically dispersed debtors. At December 30, 2010, there was two advertising agency groups through which the Company sources national advertising revenue representing approximately 17% and 21%, of the Company's outstanding gross receivable balance, respectively; however, none of the individual contracts related to the advertising agencies were more than 10% of advertising revenue. At December 31, 2009 there was one advertising agency group through which the Company sources national advertising revenue representing approximately 19% of the Company's outstanding gross receivable balance; however, none of the individual contracts related to the advertising agency were more than 10% of advertising revenue. The collectability risk is reduced by dealing with large, national advertising agencies who have strong reputations in the advertising industry and clients with stable financial positions.

        Receivables consisted of the following, in millions:

	As of December 30, 2010	As of December 31, 2009
Trade accounts	$100.9	$91.6
Other	2.9	1.0
Less allowance for doubtful accounts	(3.7)	(3.6)

Total	$100.1	$89.0

        Allowance for doubtful accounts consisted of the following, in millions:

	Years Ended
	December 30, 2010	December 31, 2009	January 1, 2009
Balance at beginning of period	$3.6	$2.6	$1.5
Provision for bad debt	2.3	2.4	2.3
Write-offs, net	(2.2)	(1.4)	(1.2)

Balance at end of period	$3.7	$3.6	$2.6

        Long-lived Assets—Property and equipment is stated at cost, net of accumulated depreciation or amortization. Refer to Note 4. Major renewals and improvements are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed currently. In general, the equipment associated with the digital network that is located within the theatre is owned by the founding members, while equipment outside the theatre is owned by the Company. The Company records depreciation and amortization using the straight-line method over the following estimated useful lives:

Equipment	4 - 10 years
Computer hardware and software	3 - 5 years
Leasehold improvements	Lesser of lease term or asset life

        Software and web site development costs developed or obtained for internal use are accounted for in accordance with ASC Subtopic 350-40 Internal Use Software and ASC Subtopic 350-50 Website Development Costs. The subtopics require the capitalization of certain costs incurred in developing or obtaining software for internal use. The majority of software costs and web site development costs,

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

which are included in equipment, are depreciated over three to five years. As of December 30, 2010 and December 31, 2009, the Company had a net book value of $9.2 million and $11.0 million, respectively, of capitalized software and web site development costs. Approximately $6.5 million, $6.7 million and $4.9 million was recorded for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively, in depreciation expense. For the years ended December 30, 2010, December 31, 2009 and January 1, 2009 the Company recorded $1.2 million, $1.6 million and $1.2 million in research and development expense, respectively.

        Construction in progress includes costs relating to installations of equipment into affiliate theatres. Assets under construction are not depreciated until placed into service.

        The Company assesses impairment of long-lived assets pursuant with ASC 360 Property, Plant and Equipment annually. This includes determining if certain triggering events have occurred that could affect the value of an asset. Thus far, we have recorded no impairment charges related to long-lived assets.

        Intangible assets—Intangible assets consist of contractual rights and are stated at cost, net of accumulated amortization. Refer to Note 5. The Company records amortization using the straight-line method over the estimated useful life of the intangibles, corresponding to the term of the ESAs. During the year ended December 30, 2010, NCM LLC recorded an intangible asset of $111.5 million, which is amortized over a weighted average amortization period of 26.7 years, and a second addition of $39.8 million, which is amortized over a weighted average amortization period of 27.0 years. As of December 30, 2010, the gross carrying amount of the intangible assets is $286.0 million, with a remaining weighted average amortization period of 27.0 years.

        Amounts Due to Founding Members—Amounts due to founding members in the 2010 and 2009 periods include amounts due for the theatre access fee, offset by a receivable for advertising time purchased by the founding members, as well as revenue share earned for Fathom Events plus any amounts outstanding under other contractually obligated payments. Payments to or received from the founding members against outstanding balances are made monthly.

        Amounts Due to Managing Member—Amounts due to the managing member include amounts due under the NCM LLC Operating Agreement and other contractually obligated payments. Payments to or received from the managing member against outstanding balances are made periodically.

        Income Taxes—As a limited liability company, NCM LLC's taxable income or loss is allocated to the founding members and managing member and, therefore, the only provision for income taxes included in the financial statements is for income-based state and local taxes.

        Accumulated Other Comprehensive Loss—Accumulated other comprehensive loss is composed of the following (in millions):

	Year Ended December 30, 2010	Year Ended December 31, 2009	Year Ended January 1, 2009
Beginning Balance	$(47.4)	$(73.5)	$(14.4)
Change in fair value on cash flow hedge	(12.2)	24.8	(59.5)
Reclassifications into earnings	1.3	1.3	0.4

Ending Balance	$(58.3)	$(47.4)	$(73.5)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Debt Issuance Costs—In relation to the issuance of long-term debt discussed in Note 8, there is a balance of $7.3 million and $9.2 million in deferred financing costs as of December 30, 2010 and December 31, 2009, respectively. These debt issuance costs are being amortized over the terms of the underlying obligation and are included in interest expense. For each of the years ended December 30, 2010, December 31, 2009, and January 1, 2009 we amortized $1.9 million.

        Other Investment—Through March 15, 2010, the Company accounted for its investment in RMG Networks, Inc., ("RMG") (formerly Danoo, Inc.) under the equity method of accounting as required by ASC 323-10 Investments—Equity Method and Joint Ventures ("ASC 323-10") because we exerted "significant influence" over, but did not control, the policy and decisions of RMG, due to ownership of approximately 24% of the issued and outstanding preferred and common stock of RMG. During the first quarter of 2010, RMG sold additional common stock to other third party investors for cash, which reduced the Company's ownership in RMG resulting in cost method accounting. At December 30, 2010, the Company's ownership in RMG was approximately 19% of the issued and outstanding preferred and common stock of RMG. The investment in RMG and the Company's share of its operating results through December 30, 2010 are not material to the Company's financial position or results of operations and as a result summarized financial information is not presented. Refer to Note 11 and 12 for additional discussion.

        Share-Based Compensation—Stock-based employee compensation is accounted for at fair value under ASC 718 Compensation—Stock Compensation. Refer to Note 9.

        Derivative Instruments—Derivative Instruments are accounted for under ASC 815 Derivatives and Hedging. Refer to Note 13.

        Current Liabilities—For the year ended December 31, 2009, the Company presented the liability for interest rate swap agreements in a single line on its Balance Sheet in other non-current liabilities. However, after further review, the Company determined that the current portion of the liability should be reclassified and presented with total current liabilities. As a result, the Company has restated its Balance Sheet to reflect this classification. The correction has no effect on total assets, total liabilities, total equity/(deficit), the Statements of Operations, or the Cash Flows from Operations.

        The following is a summary of the effects of the restatement on our Balance Sheet as of December 31, 2009:

	BALANCE SHEET As of December 31, 2009
	As Previously Reported	As Restated
Current portion of interest rate swap agreements	0.0	$24.4
Total current liabilities	$90.1	$114.5
Interest rate swap agreements	$54.6	$30.2
Total non-current liabilities	$853.9	$829.5

3. RECENT ACCOUNTING PRONOUNCEMENTS

        In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, which revises the existing multiple-element revenue arrangements guidance and changes the determination of when the individual deliverables included in a multiple-element revenue arrangement may be treated as separate units of accounting, modifies the manner in which the transaction consideration is allocated

3. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

across the separately identified deliverables and expands the disclosures required for multiple-element revenue arrangements. The pronouncement is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. The Company does not expect the pronouncement to have a material effect on its financial statements.

        In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which requires additional disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2 and 3. The Company adopted this pronouncement effective January 1, 2010 with no impact on its financial statements.

        The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

4. PROPERTY AND EQUIPMENT

	As of December 30, 2010	As of December 31, 2009
	(in millions)
Equipment, computer hardware and software	$63.3	$60.6
Leasehold Improvements	1.7	1.6
Less accumulated depreciation	(46.4)	(39.3)

Subtotal	18.6	22.9
Construction in Progress	1.2	0.8

Total property and equipment	$19.8	$23.7

        For the years ended December 30, 2010, December 31, 2009, and January 1, 2009, the Company recorded depreciation of $11.4 million, $12.5 million, and $10.2 million, respectively.

5. INTANGIBLE ASSETS

        During the second quarter of 2010, NCM LLC issued 6,510,209 common membership units to a subsidiary of AMCE as a result of that subsidiary's acquisition of Kerasotes Showplace Theatres, LLC (the "AMC Kerasotes Acquisition"). Such issuance provided NCM LLC with exclusive access, in accordance with the ESA, to the net new theatre screens and attendees added by AMCE to NCM LLC's network since the date of the last annual common unit adjustment through the date of the AMC Kerasotes Acquisition. As a result, NCM LLC recorded an intangible asset at the market value of the common membership units equal to $111.5 million. During the first quarter of 2010, NCM LLC issued 2,212,219 common membership units to its founding members in exchange for the rights to exclusive access, in accordance with the ESA, to net new theatre screens and projected attendees added by the founding members to NCM LLC's network during 2009. As a result, NCM LLC recorded an intangible asset at the market value of the common membership units equal to $39.8 million. During the first quarter of 2009, NCM LLC issued 2,126,104 common membership units to its founding members in exchange for the rights to exclusive access to net new theatre screens and projected attendees added by the founding members to NCM LLC's network. The Company recorded an intangible asset at the market value of the common membership units equal to $28.5 million. The Company based the fair value of the intangible assets on the market value of the common membership units issued on the date of grants, which are freely convertible into the Company's common stock.

5. INTANGIBLE ASSETS (Continued)

        Pursuant to ASC 350-10 Intangibles—Goodwill and Other, the intangible assets have a finite useful life and the Company amortizes the assets over the remaining useful life corresponding with the ESAs. Amortization of the asset related to Regal Consolidated Theatres will not begin until after 2011 since the Company will not have access to on-screen advertising in the Regal Consolidated Theatres until the run-out of their existing on-screen advertising agreement.

	As of December 30, 2010	As of December 31, 2009
	(in millions)
Beginning balance	$134.2	$111.8
Purchase of intangible asset subject to amortization	151.3	28.5
Less integration payments(1)	(3.9)	(3.2)
Less amortization expense	(6.4)	(2.9)

Total intangible assets	$275.2	$134.2

(1)
See Note 7 for further information on integration payments.

        For the years ended December 30, 2010, December 31, 2009 and January 1, 2009 the Company recorded amortization of $6.4 million, $2.9 million and $1.5 million, respectively.

        The estimated aggregate amortization expense for each of the five succeeding years is as follows (in millions):

2011	$9.9
2012	10.5
2013	10.5
2014	10.5
2015	10.5

6. ACCRUED EXPENSES

	As of December 30, 2010	As of December 31, 2009
	(in millions)
Make-good reserve	$2.8	$0.3
Accrued interest	2.1	9.8
Other accrued expenses	3.7	2.3

Total accrued expenses	$8.6	$12.4

7. RELATED-PARTY TRANSACTIONS

        Pursuant to the ESAs, the Company makes monthly theatre access fee payments to the founding members, comprised of a payment per theatre attendee and a payment per digital screen with respect to the founding member theatres included in our network. The total theatre access fee to the founding members for the years ended December 30, 2010, December 31, 2009 and January 1, 2009 was $52.6 million, $52.7 million and $49.8 million, respectively.

        Under the ESAs, for the years ended December 30, 2010 and December 31, 2009, the founding members purchased 60 seconds of on-screen advertising time (with a right to purchase up to 90 seconds) from NCM LLC to satisfy their obligations under their beverage concessionaire agreements at

7. RELATED-PARTY TRANSACTIONS (Continued)

a specified 30 second equivalent cost per thousand ("CPM") impressions. For the year ended January 1, 2009, two of the founding members purchased 90 seconds and one purchased 60 seconds of on-screen advertising time under their beverage concessionaire agreement. The total revenue related to the beverage concessionaire agreements for the years ended December 30, 2010, December 31, 2009 and January 1, 2009 was $37.2 million, $36.3 million and $43.3 million, respectively. In addition, the Company made payments to the founding members for use of their screens and theatres for its Fathom Events businesses. These payments are at rates (percentage of event revenue) included in the ESAs based on the nature of the event. Payments to the founding members for these events totaled $7.3 million, $6.7 million, and $6.0 million for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively.

        Also, pursuant to the terms of the NCM LLC Operating Agreement in place since the completion of the IPO, NCM LLC is required to make mandatory distributions on a proportionate basis to its members of available cash, as defined in the NCM LLC Operating Agreement, on a quarterly basis in arrears. Distributions for the years ended December 30, 2010, December 31, 2009, and January 1, 2009 are as follows (in millions):

	2010	2009	2008
AMC	$28.8	$25.8	$24.3
Cinemark	24.0	20.8	18.5
Regal	32.3	34.9	32.7
NCM, Inc.	71.0	57.8	55.6

Total	$156.1	$139.3	$131.1

        The available cash payment by NCM LLC to its founding members for the quarter ended December 30, 2010 of $25.7 million was included in amounts due to founding members at December 30, 2010 and will be made in the first quarter of 2011. The available cash payment by NCM LLC to its managing member for the quarter ended December 30, 2010 of $24.1 million was included in amounts due to managing member as of December 30, 2010 and will be made in the first quarter of 2011.

        On January 26, 2006, AMC acquired the Loews Cineplex Entertainment Inc. ("AMC Loews") theatre circuit. The Loews screen integration agreement, effective as of January 5, 2007 and amended and restated as of February 13, 2007, between NCM LLC and AMC, committed AMC to cause substantially all of the theatres it acquired as part of the Loews theatre circuit to be included in the NCM digital network in accordance with the ESAs on June 1, 2008. In accordance with the Loews screen integration agreement, prior to June 1, 2008 AMC paid the Company amounts based on an agreed-upon calculation to reflect cash amounts that approximated what NCM LLC would have generated if the Company sold on-screen advertising in the Loews theatre chain on an exclusive basis. These AMC Loews payments were made on a quarterly basis in arrears through May 31, 2008, with the exception of Star Theatres, which were paid through February 2009 in accordance with certain run-out provisions. For the years ended December 31, 2009 and January 1, 2009, the AMC Loews payment was $0.1 million and $4.7 million, respectively. The AMC Loews payment was recorded directly to NCM LLC's members' equity account.

        On April 30, 2008, Regal acquired Consolidated Theatres and NCM issued common membership units to Regal upon the closing of its acquisition in exchange for the right to exclusive access to the theatres. The Consolidated Theatres had a pre-existing advertising agreement and, as a result, Regal must make "integration" payments pursuant to the ESAs on a quarterly basis in arrears through

7. RELATED-PARTY TRANSACTIONS (Continued)

mid-2011 in accordance with certain run-out provisions. For the years ended December 30, 2010, December 31, 2009 and January 1, 2009, the Consolidated Theatres payment was $3.9 million, $3.2 million and $2.8 million, respectively and represents a cash element of the consideration received for the common membership units issued. The Consolidated Theatres payment of $1.2 million for the quarter ended December 30, 2010 was included in amounts due from founding members at December 30, 2010 and will be received in the first quarter of 2011.

        In connection with AMC's acquisition of Kerasotes, AMC reimbursed NCM LLC approximately $3.0 million for the net book value of NCM LLC capital expenditures invested in digital network technology within the acquired Kerasotes theatres prior to the acquisition date.

        Amounts due to founding members at December 30, 2010 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$0.5	$0.4	$0.5	$1.4
Cost and other reimbursement	(0.2)	(0.5)	(0.0)	(0.7)
Distributions payable, net	8.5	7.6	8.4	24.5

Total	$8.8	$7.5	$8.9	$25.2

        Amounts due to founding members at December 31, 2009 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$0.5	$0.4	$0.5	$1.4
Cost and other reimbursement	(0.5)	(0.5)	(0.5)	(1.5)
Distributions payable, net	9.9	7.9	12.1	29.9

Total	$9.9	$7.8	$12.1	$29.8

  Other

        During the years ended December 30, 2010, December 31, 2009 and January 1, 2009, AMC, Cinemark and Regal purchased $1.3 million, $1.9 million and $2.3 million respectively, of NCM LLC's advertising inventory for their own use. The value of such purchases are calculated by reference to NCM LLC's advertising rate card and included in advertising revenue.

        Included in selling and marketing costs and Fathom Events operating costs is $2.5 million, $2.1 million and $2.7 million for the years ended December 30, 2010, December 31, 2009 and January 1, 2009 respectively, related to purchases of movie tickets and concession products from the founding members primarily for marketing to NCM LLC's advertising clients and marketing resale to Fathom Business customers.

  Related Party Affiliates

        During 2009, NCM LLC entered into a digital content agreement and a Fathom agreement with LA Live Cinemas LLC ("LA Live"), an affiliate of Regal, for NCM LLC to provide in-theatre advertising and Fathom Events services to LA Live in its theatre complex. The affiliate agreement was entered into at terms that are similar to those of our other advertising affiliates. LA Live joined the NCM LLC advertising network during the fourth quarter of 2009. Included in advertising operating costs and Fathom Events operating costs is $0.1 million for the year ended December 30, 2010, for

7. RELATED-PARTY TRANSACTIONS (Continued)

payments made to the affiliate under the agreement. As of December 30, 2010 approximately $0.1 million is included in accounts payable for amounts due to LA Live under the agreement.

        During 2009, NCM LLC entered into a network affiliate agreement with Starplex Operating L.P. ("Starplex"), an affiliate of Cinemark, for NCM LLC to provide in-theatre advertising services to Starplex in its theatre locations. The affiliate agreement was entered into at terms that are similar to those of our other advertising affiliates. Starplex joined the NCM LLC advertising network in the first quarter of 2010. Included in advertising operating costs is $1.3 million for the year ended December 30, 2010, for payments made to the affiliate under the agreement. As of December 30, 2010, approximately $0.5 million is included in accounts payable for amounts due to Starplex under the agreement.

  Common Unit Membership Redemption

        The NCM LLC Operating Agreement provides a redemption right of the founding members to exchange common membership units of NCM LLC for shares of the Company's common stock on a one-for-one basis, or at the Company's option, a cash payment equal to the market price of one share of NCM, Inc. common stock. During the third quarter of 2010, AMC and Regal exercised the redemption right of an aggregate 10,955,471 common membership units, whereby AMC and Regal surrendered 6,655,193 and 4,300,278 common membership units to NCM LLC for cancellation, respectively. The Company contributed an aggregate 10,955,471 shares of its common stock to NCM LLC in exchange for a like number of newly issued common membership units. NCM LLC then distributed the shares of common stock to AMC and Regal to complete the redemptions. Such redemptions took place immediately prior to the closing of the underwritten public offering and the subsequent closing of the overallotment option; in each case the NCM, Inc. common stock was sold at a price to the public of $16.00 per share by AMC and Regal. NCM, Inc. did not receive any proceeds from the sale of its common stock by AMC and Regal. Pursuant to ASC 810-10-45, the Company accounted for the change in its ownership interest in NCM LLC as an equity transaction and no gain or loss was recognized in net income.

  National CineMedia, Inc.

        Pursuant to the NCM LLC Operating Agreement, as the sole manager of NCM LLC, NCM, Inc. provides certain specific management services to NCM LLC, including those services of the positions of president and chief executive officer, president of sales and chief marketing officer, executive vice president and chief financial officer, executive vice president and chief operations officer and executive vice president and general counsel. In exchange for the services, NCM LLC reimburses NCM, Inc. for compensation and other expenses of the officers and for certain out-of-pocket costs. During the years ended December 30, 2010, December 31, 2009 and January 1, 2009, NCM LLC paid NCM, Inc. $16.6 million, $10.8 million and $9.7 million, respectively, for these services and expenses. The payments for estimated management services related to employment are made one month in advance. At December 30, 2010 and December 31, 2009, $0.8 million and $0.6 million, respectively, has been paid in advance and is reflected as prepaid management fees to managing member in the accompanying financial statements. NCM LLC also provides administrative and support services to NCM, Inc. such as office facilities, equipment, supplies, payroll and accounting and financial reporting at no charge. Based on the limited activities of NCM, Inc. as a standalone entity, the Company does not believe such unreimbursed costs are significant. The management services agreement also provides that NCM LLC employees may participate in the NCM, Inc. equity incentive plan (see Note 9).

7. RELATED-PARTY TRANSACTIONS (Continued)

        Amounts due to/from managing member were comprised of the following (in millions):

	As of December 30, 2010	As of December 31, 2009
Distributions payable	$24.1	$22.0
Cost and other reimbursement	4.1	0.9

Total	$28.2	$22.9

8. BORROWINGS

        On February 13, 2007, concurrently with the closing of the IPO of NCM, Inc., NCM LLC entered into a senior secured credit facility with a group of lenders. The facility consists of a six-year $80.0 million revolving credit facility and an eight-year, $725.0 million term loan facility. The revolving credit facility portion is available, subject to certain conditions, for general corporate purposes of the Company in the ordinary course of business and for other transactions permitted under the credit agreement, and a portion is available for letters of credit.

        The outstanding balance of the term loan facility at December 30, 2010 and December 31, 2009 was $725.0 million. The outstanding balance under the revolving credit facility at December 30, 2010 and December 31, 2009 was $50.0 million and $74.0 million, respectively. As of December 30, 2010, the effective rate on the term loan was 5.61% including the effect of the interest rate swaps (both those accounted for as hedges and those that are not). The interest rate swaps hedged $550.0 million of the $725.0 million term loan at a fixed interest rate of 6.734% while the unhedged portion was at an interest rate of 2.06%. The weighted-average interest rate on the unhedged revolver was 2.01%. Commencing with the fourth fiscal quarter in fiscal year 2009, the applicable margin for the revolving credit facility is determined quarterly and is subject to adjustment based upon a net senior secured leverage ratio for NCM LLC and its subsidiaries (the ratio of secured funded debt less unrestricted cash and cash equivalents, over a non-GAAP measure defined in the credit agreement). The senior secured credit facility also contains a number of covenants and financial ratio requirements, with which the Company was in compliance at December 30, 2010, including the net senior secured leverage ratio. There are no distribution restrictions as long as the Company is in compliance with its debt covenants. As of December 30, 2010, its net senior secured leverage ratio was 3.5 times the covenant. The debt covenants also require 50% of the term loan, or $362.5 million to be hedged at a fixed rate. As of December 30, 2010, the Company had approximately $550 million or 76% hedged. Of the $550.0 million that is hedged, $137.5 million was transferred from Lehman Brothers Special Financing ("LBSF") to Barclays Bank PLC ("Barclays") in February 2010. See Note 13 for an additional discussion of the interest rate swaps.

        NCM LLC, Lehman Brothers Holdings Inc. ("Lehman") and Barclays entered into an agreement in March 2010 whereby Lehman resigned its agency function and restructured its outstanding $14.0 million revolving credit loan. NCM LLC and the remaining revolving credit lenders consented to the appointment of Barclays as successor administrative agent and swing line lender under the credit agreement. Additionally, the revolving credit commitments of Lehman were reduced to zero and the aggregate revolving credit commitments were reduced to $66.0 million. The $14.0 million outstanding principal of the revolving credit loans held by Lehman will not be repaid in connection with any future prepayments of revolving credit loans, but rather Lehman's share of the revolving credit facility will be paid in full by NCM LLC, along with any accrued and unpaid fees and interest, on the revolving credit termination date, February 13, 2013.

8. BORROWINGS (Continued)

        On March 19, 2009, the Company gave an $8.5 million note payable to Credit Suisse, Cayman Islands Branch ("Credit Suisse") with no stated interest to settle the $10.0 million contingent put obligation and to acquire the $20.7 million outstanding principal balance of debt of IdeaCast, Inc. ("IdeaCast") (together with all accrued interest and other lender costs required to be reimbursed by IdeaCast). Quarterly payments to Credit Suisse began on April 15, 2009 and will continue through January 15, 2011. At issuance the Company recorded the note at a present value of $7.0 million. At December 30, 2010 and December 31, 2009, $1.2 million and $4.3 million, respectively, of the balance was recorded in current liabilities. Interest on the note is accreted at the Company's estimated incremental cost of debt based on then current market indicators over the term of the loan to interest expense. The amount of interest expense recognized on the note for the years ended December 30, 2010 and December 31, 2009 was $0.5 million and $0.7 million, respectively.

  Future Maturities of Borrowings

        The scheduled annual maturities on the credit facility for the next five years as of December 30, 2010 are as follows (in millions):

2011	$1.2
2012	0.0
2013	50.0
2014	0.0
2015	725.0

Total	$776.2

9. SHARE-BASED COMPENSATION

        At the date of the IPO, the Company adopted the NCM, Inc. 2007 Equity Incentive Plan. As of December 30, 2010, there were 7,076,000 shares of common stock available for issuance or delivery under the Equity Incentive Plan of which 1,690,186 remain available for grants as of December 30, 2010. Options awarded under the Equity Incentive Plan are granted with an exercise price equal to the market price of NCM, Inc. common stock on the date of the grant. Upon vesting of the awards, NCM LLC will issue common membership units to the Company equal to the number of shares of the Company's common stock represented by such awards. Under the fair value recognition provisions of ASC 718, the Company recognizes stock-based compensation net of an estimated forfeiture rate, and therefore only recognizes stock-based compensation cost for those shares expected to vest over the requisite service period of the award. Options and non-vested restricted stock vest annually over a three or five-year period and options have either 10-year or 15-year contractual terms. A forfeiture rate of 5% was estimated to reflect the potential separation of employees.

        The recognized expense, including equity based compensation costs of NCM, Inc. employees, is included in the operating results of NCM LLC. The Company recognized $7.0 million, $3.1 million and $2.1 million for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively, of share-based compensation expense for these options and $0.1 million were capitalized during each of the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively. As of December 30, 2010, unrecognized compensation cost related to nonvested options was approximately $9.1 million, which will be recognized over a weighted average remaining period of 1.70 years.

        The weighted average grant date fair value of granted options was $4.84, $2.17 and $3.77 for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively. The intrinsic

9. SHARE-BASED COMPENSATION (Continued)

value of options exercised during the year was $2.2 million, $0.2 million and $0.2 million for the years ended December 30, 2010, December 31, 2009, and January 1, 2009, respectively. During the year ended December 30, 2010 there was $4.9 million of cash received on options exercised and an immaterial amount for the year December 31, 2009. The total fair value of awards vested during the years ended December 30, 2010 and December 31, 2009 was $3.2 million and $0.3 million, respectively.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, which requires that the Company make estimates of various factors. The following assumptions were used in the valuation of the options:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Expected life of options	6.0 years	6.5 years	6.5 years
Risk free interest rate	1.38% to 3.76%	2.23% to 3.70%	3.74% to 4.09%
Expected volatility	39%	30%	30%
Dividend yield	3.8% to 4.0%	3%	3%

        Activity in the Equity Incentive Plan, as converted, is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2009	3,126,560	$14.51
Granted	1,186,507	17.62
Exercised	(388,302)	12.64
Forfeited	(48,541)	13.36

Outstanding at December 30, 2010	3,876,224	$15.55	9.0	$18.1
Exercisable at December 30, 2010	1,030,120	16.45	9.1	$4.2
Vested and Expected to Vest at December 30, 2010	3,839,382	15.55	9.0	$18.0

        The following table summarizes information about the stock options at December 30, 2010, including the weighted average remaining contractual life and weighted average exercise price:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding as of Dec. 30, 2010	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Number Exercisable as of Dec. 30, 2010	Weighted Average Exercise Price
$5.35 - $10.41	908,640	8.0	$9.06	175,554	$9.02
$10.42 - $16.66	1,250,143	10.0	16.09	578,485	16.20
$16.67 - $16.97	973,996	9.0	16.97	0	0.0
$16.98 - $19.43	383,079	9.2	18.79	73,330	18.70
$19.44 - $29.05	360,366	7.5	22.74	202,751	22.78

	3,876,224	9.0	$15.55	1,030,120	$16.45

        Non-vested (Restricted) Stock—NCM, Inc. has a non-vested stock program as part of the Equity Incentive Plan. The plan provides for non-vested stock awards to officers, board members and other key employees, including employees of NCM LLC. Under the non-vested stock program, common stock of NCM, Inc. may be granted at no cost to officers, board members and key employees, subject to a continued employment restriction and as such restrictions lapse, the award vests in that proportion.

9. SHARE-BASED COMPENSATION (Continued)

The participants are entitled to cash dividends from NCM, Inc. and to vote their respective shares, although the sale and transfer of such shares is prohibited and the shares are subject to forfeiture during the restricted period. Additionally the accrued cash dividends for the 2009 and 2010 grants are subject to forfeiture during the restricted period. The shares are also subject to the terms and provisions of the Equity Incentive Plan. Non-vested stock awards granted in 2010 include performance vesting conditions, which permit vesting to the extent that NCM, Inc. achieves specified non-GAAP targets at the end of the three-year period. Non-vested stock granted to non-employee directors vest after one year. Compensation cost is valued based on the market price on the grant date and is expensed over the vesting period.

        The following table represents the shares of non-vested stock:

	Shares	Weighted Average Grant- Date Fair Value
Non-vested as of December 31, 2009	590,374	$13.15
Granted	429,585	17.24
Forfeited	(8,011)	15.84
Vested	(96,364)	16.18

Non-vested as of December 30, 2010	915,584	$16.77

        The recognized expense, including the equity based compensation costs of NCM, Inc. employees, is included in the operating results of NCM LLC. The Company recorded $7.0 million, $2.4 million and $1.3 million in compensation expense related to such outstanding non-vested shares during the years ended December 30, 2010, December 31, 2009 and January 1, 2009. Of the $7.0 million in compensation expense for the year ended December 30, 2010, $1.6 million was related to NCM, Inc.'s expected over performance of the specified non-GAAP targets for the 2009 and 2010 grants. During the year ended December 30, 2010 there was $0.1 million capitalized and an immaterial amount for the years ended December 31, 2009 and January 1, 2009. As of December 30, 2010, unrecognized compensation cost related to non-vested stock was approximately $11.2 million, which will be recognized over a weighted average remaining period of 1.82 years. The weighted average grant date fair value of non-vested stock was $17.24, $9.50 and $18.97 for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively. The total fair value of awards vested was $1.6 million, $0.3 million and $2.1 million during the years ended December 30, 2010, December 31, 2009 and January 1, 2009.

10. EMPLOYEE BENEFIT PLANS

        NCM LLC sponsors the NCM 401(k) Profit Sharing Plan (the "Plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of substantially all full-time employees. The Plan provides that participants may contribute up to 20% of their compensation, subject to Internal Revenue Service limitations. Employee contributions are invested in various investment funds based upon election made by the employee. The recognized expense, including the discretionary contributions of NCM, Inc. employees, is included in the operating results of NCM LLC. The Company made discretionary contributions of $0.9 million, $0.8 million and $0.8 million during the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively.

11. COMMITMENTS AND CONTINGENCIES

  Legal actions

        The Company is subject to claims and legal actions in the ordinary course of business. The Company believes such claims will not have a material adverse effect on its financial position or results of operations.

  Operating Commitments

        The Company leases office facilities for its headquarters in Centennial, Colorado and also in various cities for its sales and marketing personnel as sales offices. The Company has no capital lease obligations. Total lease expense for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, was $2.2 million, $2.3 million and $2.0 million, respectively.

        Future minimum lease payments under noncancelable operating leases as of December 30, 2010 are as follows (in millions):

2011	$1.6
2012	2.2
2013	2.2
2014	2.2
2015	2.1
Thereafter	9.1

Total	$19.4

  Contingent Put Obligation

        On April 29, 2008, NCM LLC, IdeaCast, the IdeaCast lender and certain of its stockholders agreed to a financial restructuring of IdeaCast. Among other things, the restructuring resulted in the lender being granted an option to "put," or require NCM LLC to purchase, up to $10 million of the funded convertible debt at par, on or after December 31, 2010 through March 31, 2011. The put was accounted for under ASC 460-10 Guarantees. During the fourth quarter of 2008, the Company determined that the initial investment and call right in IdeaCast were other-than-temporarily impaired due to IdeaCast's defaults on its senior debt and liquidity issues and that the put obligation was probable. The Company estimated a liability at January 1, 2009 of $4.5 million, which represented the excess of the estimated probable loss on the put (net of estimated recoveries from the net assets of IdeaCast that serve as collateral for the convertible debt) obligation over the unamortized ASC 460-10 liability. The total amount of the impairment and related loss recorded in the fourth quarter of 2008 was $11.5 million.

        On March 19, 2009, NCM LLC, IdeaCast and IdeaCast's lender agreed to certain transactions with respect to the IdeaCast Credit Agreement. Among other things, these agreements resulted in (i) the termination of the Put and the Call; (ii) the transfer, sale and assignment by IdeaCast's lender to NCM LLC of all of its right, title and interest under the Credit Agreement, including without limitation the loans outstanding under the Credit Agreement; (iii) the resignation of IdeaCast's lender, and the appointment of NCM LLC, as administrative agent and collateral agent under the Credit Agreement; and (iv) the delivery by NCM LLC to IdeaCast's lender of a non-interest bearing promissory note in the amount of $8.5 million payable through January 2011. On June 16, 2009, NCM LLC's interest in the Credit Agreement was assigned to NCM Out-Of-Home, LLC ("OOH"), which was a wholly-owned subsidiary of NCM LLC. OOH was also appointed as administrative agent and collateral agent under the Credit Agreement. On June 16, 2009, OOH, as IdeaCast's senior secured lender, foreclosed on

11. COMMITMENTS AND CONTINGENCIES (Continued)

substantially all of the assets of IdeaCast, consisting of certain tangible and intangible assets (primarily equipment, business processes and contracts with health clubs and programming partners). The assets were valued at approximately $8.2 million. On June 29, 2009, NCM LLC transferred its ownership interest in OOH to RMG, a digital advertising company, in exchange for approximately 24% of the equity (excluding out-of-the-money warrants) of RMG on a fully diluted basis through a combination of convertible preferred stock, common stock and common stock warrants (refer to Note 2-Other Investment). The Company's investment in RMG was valued at the fair value of the assets contributed.

  Minimum Revenue Guarantees

        As part of the network affiliate agreements entered in the ordinary course of business under which the Company sells advertising for display in various theatre chains other than those of the founding members of NCM LLC, the Company has agreed to certain minimum revenue guarantees. If an affiliate achieves the attendance set forth in their respective agreement, the Company has guaranteed minimum revenue for the network affiliate per attendee if such amount paid under the revenue share arrangement is less than its guaranteed amount. The amount and term varies for each network affiliate, but initial terms range from two to five years, prior to any renewal periods. The maximum potential amount of future payments the Company could be required to make pursuant to the minimum revenue guarantees is $14.0 million over the remaining terms of the network affiliate agreements. As of December 30, 2010 and December 31, 2009 the Company had no liabilities recorded for these obligations as such guarantees are less than the expected share of revenue paid to the affiliate.

12. FAIR VALUE MEASUREMENTS

  Fair Value of Financial Instruments

        The carrying amounts of cash and cash equivalents and other notes payable as reported in the Company's balance sheets approximate their fair value due to their short maturity. The carrying amount of the revolving credit facility is considered a reasonable estimate of fair value due to its floating-rate terms. The carrying amounts and fair values of interest rate swap agreements are the same since the Company accounts for these instruments at fair value. The Company has estimated the fair value of its term loan based on an average of three non-binding broker quotes and the Company's analysis to be $713.3 million and $688.8 million at December 30, 2010 and December 31, 2009, respectively. The carrying value of the term loan was $725.0 million as of December 30, 2010 and December 31, 2009.

        The fair value of the investment in RMG networks has not been estimated at December 30, 2010 as there were no monetary equity events or changes in circumstances that may have a significant adverse effect on the fair value of the investment, and as it is not practicable to do so because RMG is not a publicly traded company. The carrying amount of the Company's investment was $6.7 million and $7.4 million as of December 30, 2010 and December 31, 2009, respectively. Refer to Note 2—Other Investment.

12. FAIR VALUE MEASUREMENTS (Continued)

        Recurring Measurements—The fair values of the Company's assets and liabilities measured on a recurring basis pursuant to ASC 820-10 Fair Value Measurements and Disclosures are as follows (in millions):

		Fair Value Measurements at Reporting Date Using
	As of December 30, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
LIABILITIES:	(25.3)	0.0	(25.3)	0.0
Current Portion of Interest Rate Swap Agreements(1)
Interest Rate Swap Agreements(1)	(45.5)	0.0	(45.5)	0.0

	$(70.8)	$0.0	$(70.8)	$0.0

(1)
Interest Rate Swap Agreements—Refer to Note 13.

13. DERIVATIVE INSTRUMENTS

        NCM LLC has interest rate swap agreements with four counterparties that, at their inception, qualified for and were designated as cash flow hedges against interest rate exposure on $550.0 million of the variable rate debt obligations under the senior secured credit facility. The interest rate swap agreements have the effect of converting a portion of the Company's variable rate debt to a fixed rate of 6.734%. All interest rate swaps were entered into for risk management purposes. The Company has no derivatives for other purposes.

        Effective February 8, 2010, NCM LLC entered into a novation agreement with LBSF and Barclays whereby LBSF transferred to Barclays all the rights, liabilities, duties and obligations of NCM LLC's interest rate swap agreement with LBSF with identical terms. NCM LLC accepted Barclays as its sole counterparty with respect to the new agreement. The term runs until February 13, 2015, subject to earlier termination upon the occurrence of certain specified events. Subject to the terms of the new agreement, NCM LLC or Barclays will make payments at specified intervals based on the variance between LIBOR and a fixed rate of 4.984% on a notional amount of $137.5 million. NCM LLC effectively pays a rate of 6.734% on this notional amount inclusive of the 1.75% margin currently required by NCM LLC's credit agreement. The agreement with Barclays is secured by the assets of NCM LLC on a pari passu basis with the credit agreement and the other interest rates swaps that were entered into by NCM LLC. In consideration of LBSF entering into the transfer, NCM LLC agreed to pay to LBSF the full amount of interest rate swap payments withheld since LBSF's default, aggregating $7.0 million, and an immaterial amount of penalty interest.

        Cash flow hedge accounting was discontinued on September 15, 2008 due to the event of default created by the bankruptcy of Lehman and the inability of the Company to continue to demonstrate the swap would be effective. The Company did not elect cash flow hedge accounting and the interest rate swap with Barclays is recorded at fair value with any change in the fair value recorded in the statement of operations. There was a $4.0 million increase, $8.3 million decrease and $13.8 million increase in the fair value of the liability for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively, which the Company recorded as a component of interest expense and other, net.

        In accordance with ASC 815 Derivatives and Hedging, the net derivative loss as of September 14, 2008 related to the discontinued cash flow hedge with LBSF shall continue to be reported in

13. DERIVATIVE INSTRUMENTS (Continued)

accumulated other comprehensive income unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period. Accordingly, the net derivative loss is being amortized to interest expense over the remaining term of the interest rate swap through February 13, 2015. The amount amortized during the years ended December 30, 2010, December 31, 2009 and January 1, 2009 were $1.3 million, $1.3 million and $0.4 million, respectively. The Company estimates approximately $1.3 million will be amortized to interest expense and other, net in the next 12 months.

        Both at inception and on an on-going basis the Company performs an effectiveness test using the hypothetical derivative method. The fair values of the interest rate swaps with the counterparties other than Barclays (representing notional amounts of $412.5 million associated with a like amount of the variable rate debt) are recorded on the Company's balance sheet as a liability with the change in fair value recorded in other comprehensive income since the instruments were determined to be perfectly effective at December 30, 2010 and December 31, 2009. There were no amounts reclassified into current earnings due to ineffectiveness during the periods presented other than as described herein.

        The fair value of the Company's interest rate swap is based on dealer quotes, and represents an estimate of the amount the Company would receive or pay to terminate the agreements taking into consideration various factors, including current interest rates and the forward yield curve for 3-month LIBOR.

        As of December 30, 2010 and December 31, 2009, the estimated fair value and line item caption of derivative instruments recorded were as follows (in millions):

	Liability Derivatives
	As of December 30, 2010		As of December 31, 2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments in cash flow hedges:
Current portion of interest rate swap agreements	Current Liabilities	$19.0	Current Liabilities	$18.3
Interest Rate Swaps	Other Liabilities	$34.1	Other Liabilities	$22.6
Derivatives not designated as hedging instruments:
Current portion of interest rate swap agreements	Current Liabilities	$6.3	Current Liabilities	$6.1
Interest Rate Swaps	Other Liabilities	$11.4	Other Liabilities	$7.6

Total derivatives		$70.8		$54.6

        The effect of derivative instruments in cash flow hedge relationships on the financial statements for the years ended December 30, 2010, December 31, 2009 and January 1, 2009 were as follows (in millions):

	Unrealized Gain (Loss) Recognized in NCM LLC's OCI (Pre-tax)			Realized Gain (Loss) Recognized in Interest Expense (Pre-tax)
	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Year Ended Dec. 30, 2010	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009
Interest Rate Swaps	($30.3)	$9.3	$(67.9)	($19.4)	$(16.7)	$(8.8)

13. DERIVATIVE INSTRUMENTS (Continued)

        There was $1.3 million, $1.3 million and $0.4 million of ineffectiveness recognized for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively.

        The effect of derivatives not designated as hedging instruments under ASC 815 on the financial statements for the years ended December 30, 2010, December 31, 2009 and January 1, 2009 were as follows (in millions):

	Gain or (Loss) Recognized in Interest Expense and Other, Net (Pre-tax) for the Years Ended
	December 30, 2010	December 31, 2009	January 1, 2009
Borrowings	$(6.2)	$(6.2)	$(1.0)
Change in derivative fair value	(5.3)	7.0	(14.2)

Total	$(11.5)	$0.8	$(15.2)

14. SEGMENT REPORTING

        Advertising is the principal business activity of the Company and is the Company's reportable segment under the requirements of ASC 280, Segment Reporting. Advertising revenue accounts for 88.7%, 88.0% and 89.4%, of revenue for the years ended December 30, 2010, December 31, 2009 and January 1, 2009, respectively. Fathom Consumer Events and Fathom Business Events are operating segments under ASC 280, but do not meet the quantitative thresholds for segment reporting. The following table presents revenues less directly identifiable expenses to arrive at operating income net of direct expenses for the advertising reportable segment, the combined Fathom Events operating segments, and network, administrative and unallocated costs. Management does not evaluate its segments on a fully allocated cost basis. Therefore, the measure of segment operating income net of direct expenses shown below is not prepared on the same basis as operating income in the statement of operations and the results below are not indicative of what segment results of operations would have been had it been operated on a fully allocated cost basis. Management cautions that it would be inappropriate to assume that unallocated operating costs are incurred proportional to segment revenue or any directly identifiable segment expenses. Unallocated operating costs consist primarily of network costs, general and administrative costs and other unallocated costs including depreciation and amortization. Management does not track segment assets and, therefore, segment asset information is not presented.

	Year Ended December 30, 2010 (in millions)
	Advertising	Fathom Events and Other	Network, Administrative and Unallocated Costs	Total
Revenue	$379.4	$48.0	$0.1	$427.5
Operating costs	74.3	32.4		106.7
Selling and marketing costs	46.5	8.1	3.3	57.9
Other costs	3.2	0.8		4.0

Operating income, net of direct expenses	$255.4	$6.7
Network, administrative and other costs			68.3	68.3

Total Operating Income				$190.6

14. SEGMENT REPORTING (Continued)

	Year Ended December 31, 2009 (in millions)
	Advertising	Fathom Events and Other	Network, Administrative and Unallocated Costs	Total
Revenue	$335.1	$45.5	$0.1	$380.7
Operating costs	72.7	29.1		101.8
Selling and marketing costs	40.6	8.6	1.0	50.2
Other costs	2.8	0.9		3.7

Operating income, net of direct expenses	$219.0	$6.9
Network, administrative and other costs			56.8	56.8

Total Operating Income				$168.2

	Year Ended January 1, 2009 (in millions)
	Advertising	Fathom Events and Other	Network, Administrative and Unallocated Costs	Total
Revenue	$330.3	$38.9	$0.3	$369.5
Operating costs	68.5	25.1		93.6
Selling and marketing costs	38.5	8.3	1.1	47.9
Other costs	2.8	0.8		3.6

Operating income, net of direct expenses	$220.5	$4.7
Network, administrative and other costs			51.2	51.2

Total Operating Income				$173.2

        The following is a summary of revenues by category (in millions):

	Years Ended
	December 30, 2010	December 31, 2009	January 1, 2009
National Advertising Revenue	$271.9	$236.8	$223.1
Founding Member Advertising Revenue	37.2	36.3	43.3
Regional Advertising Revenue	70.3	62.0	63.9
Fathom Consumer Revenue	31.5	28.6	20.2
Fathom Business Revenue	16.5	16.9	18.7
Other Revenue	0.1	0.1	0.3

Total Revenues	$427.5	$380.7	$369.5

15. SUBSEQUENT EVENTS

        ASC Topic 855-10, Subsequent Events (formerly SFAS No. 165, Subsequent Events) requires the Company to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued. For the year ended December 30, 2010, the Company evaluated, for potential recognition and disclosure, events that occurred prior to the inclusion of the Company's financial statements in NCM, Inc.'s Annual Report on Form 10-K for the year ended December 30, 2010 on February 25, 2010.

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Directors of
Kerasotes Showplace Theatres, LLC
Chicago, Illinois

        We have audited the accompanying statements of assets and liabilities of the Kerasotes Showplace Theatres Sold to AMC Entertainment Inc. (the "Theatres") as of December 31, 2009, and 2008, and the related statements of income and cash flows for the years ended December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Theatres' management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Theatres' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of the Kerasotes Showplace Theatres Sold to AMC Entertainment Inc. as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2009, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the financial statements, these financial statements pertain to the Kerasotes Showplace Theatres Sold to AMC Entertainment Inc. by Kerasotes Showplace Theatres, LLC (the "Parent"). The accompanying financial statements have been prepared from the records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of the operations if the Theatres had been operated as an unaffiliated company. Portions of certain assets, liabilities, income and expenses represent allocations made from the Parent to the Theatres that are applicable to the Parent as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois
July 13, 2010

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

STATEMENTS OF ASSETS AND LIABILITIES

As of December 31, 2009 and 2008

	2009	2008
Assets
Current Assets:
Due from Parent	$30,233,158	$67,321,610
Accounts receivable	4,227,816	5,167,257
Inventories	1,550,867	1,533,362
Other current assets	5,737,930	4,609,948

Total current assets	41,749,771	78,632,177

Property and Equipment:
Land	11,471,194	11,471,193
Land improvements	17,632,816	17,577,549
Buildings and improvements	85,905,548	85,899,287
Leasehold improvements	21,903,276	21,593,529
Equipment	170,476,408	166,604,851
Construction in progress	76,113	49,364

Total property and equipment	307,465,355	303,195,773

Less accumulated depreciation	(170,779,219)	(151,025,656)

Property and equipment—net	136,686,136	152,170,117

Other Assets:
Goodwill	24,153,064	24,153,064
Intangible assets—net	25,963,411	27,408,299
Other assets	687,762	700,115

Total other assets	50,804,237	52,261,478

Total	$229,240,144	$283,063,772

Liabilities and Net Assets
Current Liabilities:
Accounts payable	$4,356,479	$8,244,810
Accrued payroll and payroll taxes	4,851,429	1,926,996
Accrued property taxes	10,938,383	12,204,983
Other accrued expenses	13,879,500	12,430,529
Other accrued taxes	1,221,388	831,361
Deferred revenue and other liabilities	6,060,329	5,632,324
Current portion of developer reimbursements	262,588	56,221
Current portion of long-term debt to Parent	665,613	40,665,612
Current portion of deferred gain	7,347,616	7,347,616

Total current liabilities	49,583,325	89,340,452
Long-Term Liabilities:
Developer reimbursements	16,784,275	14,793,366
Long-term debt to Parent	24,849,121	54,538,009
Deferred gain from sale-leaseback transactions	113,048,858	120,396,474
Deferred rent and other long-term liabilities	7,364,737	9,891,240

Total liabilities	211,630,316	288,959,541
Commitments and Contingencies	—	—
Net Assets	17,609,828	(5,895,769)

Total	$229,240,144	$283,063,772

See Notes to Financial Statements.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

STATEMENTS OF INCOME

For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Revenues:
Box office revenue	$211,489,296	$188,536,649	$167,070,271
Concession revenue	97,914,429	90,516,423	82,910,994
Other operating revenue	16,560,734	9,664,611	9,101,016

Total revenues	325,964,459	288,717,683	259,082,281

Operating Revenues:
Film expense and advertising costs	117,493,029	105,299,786	93,013,579
Cost of concession sales	11,911,423	10,528,086	9,046,089
General and administrative expenses	17,011,193	16,671,037	14,904,875
Theatre occupancy costs	65,318,610	65,629,446	49,988,848
Depreciation and amortization	21,893,823	23,947,330	24,110,749
Other operating expenses	68,827,081	62,971,984	54,287,656
Amortization of deferred gain	(7,347,616)	(7,268,376)	(5,543,587)

Total operating expenses	295,107,543	277,779,293	239,808,209

Income from operations	30,856,916	10,938,390	19,274,072

Other Expenses
Interest expense to Parent	(4,150,202)	(5,215,322)	(11,133,088)
Other income and expenses—net	(3,291,037)	(279,297)	(4,005,048)

Total other expenses	(7,441,239)	(5,494,619)	(15,138,136)

Net Income	$23,415,677	$5,443,771	$4,135,936

See Notes to Financial Statements.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009, 2008, and 2007

	2009	2008	2007
Cash flows from operating activities:
Net income	$23,415,677	$5,443,771	$4,135,936
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	21,893,823	23,947,330	24,110,749
Amortization of debt issuance costs and other noncash interest expense	1,270,351	656,131	922,721
Loss on disposal of property	46,874	519,715	3,902,837
Amortization of deferred gain	(7,347,616)	(7,268,376)	(5,543,587)
Loss from equity investment in Kerasotes Colorado Cinema, LLC	—	—	228,795
Changes in:
Accounts receivable	(285,560)	(1,836,196)	(212,753)
Inventories	(17,505)	(57,658)	(36,189)
Other assets	44,184	(484,661)	(2,543,722)
Accounts payable	(2,691,554)	(438,787)	3,413,292
Other current liabilities	5,253,179	367,259	3,663,650
Deferred rent and other long-term liabilities	(337,764)	1,404,736	2,773,609

Net cash flows from operating activities	41,244,089	22,253,264	34,815,338

Cash flows from investing activities:
Capital expenditures	(7,515,670)	(5,778,911)	(26,915,634)
Construction costs reimbursable by developers	—	(14,750,000)	—
Cash paid for capitalized interest	—	(336,858)	(184,912)
Proceeds from sale of property	68,638	98,383,985	100,083,847
Purchase of Kerasotes Colorado Cinemas—net of cash acquired	—	817,305	(52,622,350)
Acquisition of theatres	—	(75,517,400)	(12,652,954)

Net cash flows from investing activities	(7,447,032)	2,818,121	7,707,997

Cash flows from financing activities:
Proceeds from borrowings from Parent	—	30,454,014	82,697,526
Principal payments on borrowings from Parent	(69,688,884)	(31,700,000)	(103,437,522)
Due from Parent	37,088,452	(37,325,532)	(20,567,887)
Principal payments on developer reimbursement financing obligations	(244,492)	(24,867)	—
Payment of debt issuance costs	(2,177,133)		(1,215,452)
Proceeds from developer reimbursements for construction costs	1,225,000	13,525,000	—

Net cash flows from financing activities	(33,797,057)	(25,071,385)	(42,523,335)

Net change in cash	—	—	—
Cash—beginning of year	—	—	—

Cash—end of year	$—	$—	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the year for:
Interest—net of amount capitalized	$2,972,064	$4,383,172	$10,539,433

Replacement tax	$3,444	$14,404	$—

SUPPLEMENTAL DISCLOSURES OF NONCASH OPERATING, INVESTING, AND FINANCING ACTIVITIES:
Sale-leaseback deferred gain (amortization over 20 years)	$—	$19,017,834	$25,594,136

Amounts reflected in accounts payable and fixed assets at year-end	$190,204	$1,386,981	$—

Amounts reflected in accrued expenses and fixed assets at year-end	$1,032	$1,329,377	$144,246

See Notes to Financial Statements.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

1. THE THEATRES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The principal business of the Kerasotes Showplace Theatres Sold to AMC Entertainment Inc (such theatres are hereafter referred to as the "Theatres") is the operation of motion picture theatres. Box office admission and concession sales are the Theatres' primary sources of revenue.

        The Theatres' operations are primarily located throughout the Midwest in the states of Illinois, Indiana, Iowa, Missouri, Minnesota, and Ohio. Over the years, the Theatres have grown through the construction and acquisition of theatres, most recently in the states of Colorado, Wisconsin, and California.

        The Theatres are not a separate legal entity, and were operated by Kerasotes Showplace Theatres, LLC (the "Parent") during the periods presented. On December 9, 2009, the Parent agreed to sell these theatre assets comprising a substantial majority of the Parent's theatres and transfer related liabilities to AMC Entertainment Inc. ("AMC") (the "Sale"); this sale was closed on May 24, 2010. Further discussion of the Sale is included in Note 2.

        Management's Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Preopening Expenses—Costs incurred prior to opening of a new theatre are expensed as incurred. These costs include advertising and other start-up costs incurred prior to the operation of new theatres and are reported in their respective lines in the statements of income.

        Accounts Receivable—An allowance for doubtful accounts is provided only if specific accounts are considered uncollectible. If items become uncollectible, they will be charged to operations when that determination is made. Management determined no allowance was required as of December 31, 2009 or 2008.

        Inventories—Inventories consist primarily of concession items and are carried at the lower of cost, determined by the first-in, first-out method, or market.

        Property and Equipment—Property and equipment, consisting of buildings, land and leasehold improvements, and equipment, are carried at cost, less accumulated depreciation computed using both straight-line and accelerated methods. Land improvements are depreciated over an estimated useful life of 15 years. Buildings and improvements are depreciated over an estimated useful life of 39 years. Leasehold improvements are depreciated over the shorter of the lease term or economic life of the asset. Equipment is depreciated over an estimated useful life of five to seven years. Interest capitalized on Theatre-managed construction projects totaled $0 and $336,858 for the years ended December 31, 2009 and 2008.

        Leases—A significant portion of the Theatres' operations are conducted in premises occupied under lease agreements with initial base terms ranging generally from 15 to 20 years, with certain leases containing options to extend for up to an additional 20 years. The Theatres do not believe that exercise

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

1. THE THEATRES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of the renewal options in its leases is reasonably assured at the inception of the lease agreements and therefore considers the initial base term the lease term. The leases provide for fixed and escalating rentals, contingent escalating rentals based on the consumer price index with a contractual floor and ceiling, and contingent rentals, including those that are based on revenues with a guaranteed minimum. As of December 31, 2009, all leases qualified as operating leases.

        The Theatres record rent expense for their operating leases on a straight-line basis over the base term of the lease agreements, commencing with the date the Theatres have control and access to leased premises.

        Occasionally, the Theatres are responsible for the construction of theatres subject to operating leases and receive reimbursement from the property developer for construction costs incurred. The Theatres evaluate these leases to determine who the accounting owner is during the construction period. For leases where the Theatres are determined to be the accounting owner during construction, they account for receipt of developer reimbursements under prevailing sale-leaseback accounting guidance. The Theatres have constructed four theatres subject to the circumstances described for which they have determined certain terms of the leases to be prohibited forms of continuing involvement. As a result, the Theatres have recorded developer reimbursement financing obligations of $17,046,863 and $14,849,587 in their statements of assets and liabilities as of December 31, 2009 and 2008, respectively, for operating leases related to these projects. The current portion of developer reimbursement financing obligations was $262,588 and $56,221, respectively, as of December 31, 2009 and 2008.

        Business Combinations—The Theatres account for their acquisitions of theatres using the purchase method. The purchase method requires that the Theatres estimate the fair value of the individual assets and liabilities acquired. The allocation of purchase price is based on management's judgment, including valuation assessments.

        Goodwill—The Theatres evaluate their goodwill for impairment annually during the fourth quarter, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed using a two-step process. In the first step, the fair value of a reporting unit is compared with its carrying amount, including goodwill. If the estimated fair value of a reporting unit is less than its carrying amount, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of a reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a business combination. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference if the implied goodwill is less than the carrying amount.

        The assumptions used in the estimate of fair value are generally consistent with the past performance of a reporting unit and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. The Theatres recorded no goodwill impairment during the years ended December 31, 2009, 2008, or 2007.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

1. THE THEATRES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The changes in the carrying amount of goodwill during the fiscal years ended December 31, 2009 and 2008 are as follows:

Balance—January 1, 2008	$12,810,797
Purchase price adjustment—KCC acquisition	(817,305)
Finalization of purchase accounting	2,335,779
Star acquisition	9,823,793

Balance—December 31, 2008	24,153,064

Balance—December 31, 2009	$24,153,064

        Intangible Assets—As of December 31, 2009, definite-lived intangible assets were $25,963,411, net of accumulated amortization of $4,186,285. As of December 31, 2008, definite-lived intangible assets were $27,408,299, net of accumulated amortization of $2,741,397. These intangible assets consisted primarily of the intangible value associated with the operating leases that were acquired in the acquisitions discussed in Note 5. Amortization expense was $1,444,888, $1,902,252, and $839,145 for fiscal years 2009, 2008, and 2007, respectively, and is recorded in depreciation and amortization expense in the statements of income.

        Amortization expense is expected to be as follows:

Years Ending December 31	Amount
2010	$1,514,507
2011	1,514,507
2012	1,514,507
2013	1,514,507
2014	1,514,507
Thereafter	18,390,876

Total	$25,963,411

        Other Assets—As of December 31, 2009, debt issuance costs were $1,858,065, net of accumulated amortization of $1,393,590. As of December 31, 2008, other assets include debt issuance costs $698,253, net of accumulated amortization of $644,899. Costs resulting from the issuance of debt are capitalized and amortized over the term of the related debt agreement. Amortization expense of $1,017,322, $531,677, and $922,721 for fiscal years 2009, 2008, and 2007, respectively, is recorded in interest expense in the statements of income.

        Long-Lived Assets—The Theatres review the carrying value of their long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the assets, less estimated future cash outflows, are less than the carrying amount, an impairment loss would be recognized. No impairment loss was recognized during the years ended December 31, 2009, 2008, and 2007.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

1. THE THEATRES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Revenue Recognition—Revenues include box office receipts, sales of concessions merchandise, advertising revenues, and other miscellaneous revenues, primarily fees for theatre rentals. The Theatres recognize box office and concession revenues at the point of sale and other revenues when earned.

        The Theatres sell gift certificates and gift cards both in the theatres and online. These receipts are excluded from revenues until the date the gift certificates and gift cards are redeemed. The Theatres recognize gift certificate breakage when its future performance obligation is determined to be remote. Gift certificate breakage was $777,298, $355,118, and $2,817,092, respectively, for the years ended December 31, 2009, 2008, and 2007. Gift certificate breakage is recorded as a component of other operating revenue in the statements of income.

        Operating Expenses—Film rental costs are recorded as revenue is earned based upon the terms of the respective film license arrangements. Advertising costs are expensed as incurred. Other operating expenses are principally comprised of payroll and benefits costs, utilities, maintenance, repairs, and other general operating expenses. The balance of operating expenses incurred by the corporate function is classified as general and administrative expenses. Theatre occupancy costs include rent, property taxes, and other occupancy costs.

        Vendor Allowances—The Theatres receive volume-based purchase rebates from vendors. These rebates are recorded as a reduction of inventories upon receipt and recognized as a reduction of the cost of concession sales when merchandise is sold.

        Comprehensive Income—Comprehensive income equals net income for all periods presented.

2. THE SALE

        As mentioned in Note 1, on December 9, 2009, the Parent agreed to sell certain theatre assets comprising a substantial majority of the Parent's theatres and transfer related liabilities to AMC; this sale closed on May 24, 2010. These theatres were sold for $275,000,000 in cash, subject to certain working capital and other purchase price adjustments finalized on the closing date.

        The financial statements pertain to these theatres sold to AMC by the Parent. The financial statements have been prepared from the records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of the operations if these theatres had been operated as an unaffiliated company. The majority of the assets, liabilities, income and expenses presented in these financial statements are specifically-identifiable to the theatres sold by the Parent to AMC. Portions of certain assets, liabilities, income and expenses represent allocations made from the Parent to these theatres that are applicable to the Parent as a whole where specific-identification of these balances to each theatre is not practicable. These allocations primarily relate to certain receivables, payables, accrued expenses, debt and operating expenses generated or incurred at the Parent and not directly related to an individual theatre; these allocations have been made based on the proportion of the number of theatre screens within the theatres sold to AMC as a percentage of the total number of theatre screens owned by the Parent prior to the Sale. In the opinion of management, these allocations are reasonable for the purposes of presenting the financial statements of the Theatres.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

3. NEW ACCOUNTING PRONOUNCEMENTS

        In June 2009, the Financial Accounting Standards Board (FASB) issued ASC 105, Generally Accepted Accounting Principles, as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernment entities. Generally, ASC 105 is not expected to change accounting principles generally accepted in the United States of America. The Theatres adopted ASC 105 for the year ended December 31, 2009, and any references to authoritative accounting literatures in the financial statements are referenced in accordance with the ASC, unless the literature has not been codified.

        In December 2007, the FASB revised ASC 805 (formerly FASB Statement No. 141(R), Business Combinations). ASC 805 is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The provisions of ASC 805 are applied prospectively from the date of adoption, except for adjustments to a previously acquired entity's deferred tax assets and uncertain tax position balances occurring outside the measurement period, which are recorded as a component of income tax expense in the period of adjustment, rather than goodwill. The Theatres adopted ASC 805 on January 1, 2009. The adoption of ASC 805 did not have a material impact the Theatres' financial position, results of operations, or cash flows.

4. INVESTMENT IN KCC

        On January 15, 2004, the Parent made a $4,740,145 minority investment in a new company, KCC. The Parent made this investment in conjunction with Providence Growth Entrepreneurs Fund, L.P.; Providence Growth Investors, L.P.; and the management team of KCC. Prior to the March 2, 2007 acquisition of the controlling interest in KCC (as discussed in Note 5), the Theatres owned 23.685% of KCC and did not have managerial control. Accordingly, this investment had been accounted for under the equity method and the financial statements included the Theatres' share of the results of operations from January 15, 2004 through March 1, 2007. For the period from January 1, 2007 to March 1, 2007, KCC had operating revenues of $6,185,285, operating loss of $(201,044), and a net loss of $(840,998).

5. ACQUISITIONS

        On January 31, 2008, the Parent acquired the assets, property, and operations of six theatres located in Iowa and Wisconsin from AGT Enterprises, Inc., and Star-Iowa, LLC (the "Star acquisition") for $75,517,400. The Star acquisition added 81 screens to the Theatres' circuit. The purpose of the transaction was to increase the scale of the Theatres, diversify and expand the Theatres' customer base, and strengthen the Theatres' competitive position in the industry. In conjunction with this transaction, the Theatres consummated two separate sale-leaseback transactions. The proceeds of the sale-leaseback transactions were used to finance the Star acquisition, pay down debt, and pay taxes and fees associated with the deal. The results of theatre operations are included in the financial statements from the date of acquisition.

        On March 2, 2007, the Parent acquired the remaining 76.315% interest they did not previously own in their investment in KCC for a purchase price of $52,754,184, net of cash acquired ($424,773). The purchase price was subject to the terms of an escrow arrangement that was finalized in 2008 with a payment of $817,305 to the Parent, which reduced the total purchase price for the acquisition to

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

5. ACQUISITIONS (Continued)

$51,936,879. This acquisition added 11 theatres and 125 screens to the overall circuit and gave the Theatres a presence in the state of Colorado. The acquisition was financed with cash on hand and additional debt. The results of theatre operations are included in the financial statements from the date of acquisition.

        On March 2, 2007, the Parent also acquired the assets, properties, and operations of two existing theatres near Chicago, Illinois for a purchase price of $12,652,954. The acquisition of these theatres added 28 screens to the overall circuit and enhanced the Theatres' presence in the Chicago area market. The acquisition was financed with cash on hand and additional debt. The results of theatre operations are included in the financial statements from the date of acquisition.

        The Theatres have allocated the purchase price to the theatre assets acquired at estimated fair values. The excess of fair value of the net assets acquired compared to the amount paid as of the acquisition date has been reflected as goodwill. The Theatres completed the purchase price allocations for the 2007 acquisitions during 2008, reflecting finalization of consideration paid in the KCC acquisition (pursuant to the terms of the escrow arrangement in the transaction) and the finalization of other allocations for both transactions based on all available evidence subsequent to the transaction. The purchase price allocation was completed for the Star acquisition during 2008. The following table summarizes the estimated fair values of the assets acquired at the dates of acquisition:

	2008 Acquisition of Star Cinemas	2007 Acquisition of 76.315% Interest in KCC	2007 Acquisition of Chicago-Area Theatres
Cash purchase price—net of cash acquired	$73,821,240	$21,852,097	$12,582,000
Debt assumed and repaid	—	29,278,933	—
Transaction fees	1,696,160	805,849	70,954

Total cash paid	$75,517,400	$51,936,879	$12,652,954

Allocation of purchase price:
Other current assets	$69,335	$602,202	$—
Property and equipment	66,227,891	36,496,153	906,388
Goodwill	9,823,793	2,760,152	115,000
Intangible assets	—	18,019,179	11,746,566

Total assets acquired	76,121,019	57,877,686	12,767,954

Current liabilities	(318,165)	(2,179,139)	—
Deferred revenue	(285,454)	(357,190)	(115,000)
Other long-term liabilities	—	(3,404,478)	—

Total liabilities assumed	(603,619)	(5,940,807)	(115,000)

Net assets acquired	$75,517,400	$51,936,879	$12,652,954

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

5. ACQUISITIONS (Continued)

        As a result of the 2007 acquisition of 76.315% interest in KCC included above, the previously owned 23.685% interest in KCC was consolidated into the Theatres' financial statements on a historical-cost basis. The amounts consolidated were as follows: cash of $131,834; other current assets of $175,056; property and equipment, net of $12,336,370; goodwill of $1,596,089; other assets of $161,670; current liabilities of $841,524; long-term debt of $8,870,033; and other long-term liabilities of $486,364.

6. DEBT AND DEVELOPER REIMBURSEMENT FINANCING OBLIGATIONS

        These financial statements include an allocation of the amounts outstanding on the Parent's bank debt, and also the related debt issuance costs. The Parent's outstanding debt facilities consisted of a revolving line of credit ("Revolver") and Term B notes. These outstanding Parent debt balances were secured by substantially all of the Parent's assets, which included the assets of the Theatres. The Parent's bank debt was repaid in full as of the closing date of the Sale.

        Allocated debt and developer reimbursement financing obligations at December 31, 2009 and 2008 consisted of the following:

	2009	2008
Debt to Parent	$25,514,734	$95,203,621
Developer reimbursement financing obligations	17,046,863	14,849,587

Total debt to Parent and developer reimbursement financing obligations	42,561,597	110,053,208
Less current portion	(928,201)	(40,721,833)

Long-term debt to Parent and developer reimbursement financing obligations	$41,633,396	$69,331,375

        The contractual terms of the Parent's Term B debt required quarterly installments of $166,403 from December 31, 2009, until December 31, 2010. Three quarterly installments of $15,974,687 were required from March 31, 2011, with the final payment due October 28, 2011. Draws and repayment on the revolving line are at the discretion of the Parent, and the Parent uses distributions from the Theatres to fund any debt repayments. At December 31, 2009 and 2008, the aggregate available borrowing capacity on this facility was $50,000,000 and $27,300,000, respectively.

        Interest on the Parent's Term B and Revolver debt was at variable rates based on the prime rate or the Eurodollar rate, adjusted for the Parent's consolidated economic performance, as specified in the agreement. During the year ended December 31, 2009, interest rates ranged from 4.81% to 5.56%. During the year ended December 31, 2008, interest rates ranged from 2.5% to 7.75%.

        The carrying value of the Parent's long-term debt approximated its fair value as of December 31, 2009, since the Parent's long-term debt has interest rates that fluctuate based on published market rates. The fair value of the Parent's long-term debt was $104,947,507 as of December 31, 2008. The fair value of the Parent's long-term debt as of December 31, 2008, was determined as the net present value

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

6. DEBT AND DEVELOPER REIMBURSEMENT FINANCING OBLIGATIONS (Continued)

of the future cash flows at the prevailing balance sheet rate, discounted at the renegotiated market rate received in the amendment to the Parent's credit facility.

7. LEASE COMMITMENTS

        The Theatres conduct their operations in facilities and using equipment leased under noncancelable operating leases expiring at various dates through 2029. At the end of the lease terms, most of the leases are renewable at the fair rental value for periods of 5 to 20 years. The rental payments for some facilities are based on a minimum annual rent plus a percentage of receipts in excess of a specified amount. Refer to Note 1 for discussion of the Theatres' financing leases.

        Rental expense for noncancelable operating leases for the years ended December 31, 2009, 2008, and 2007, consists of the following:

	2009	2008	2007
Minimum	$49,086,692	$47,818,774	$32,967,017
Contingent	488,768	230,623	273,282

Total	$49,575,460	$48,049,397	$33,240,299

        The minimum rental commitments related to noncancelable operating leases and developer reimbursement financing leases at December 31, 2009, are as follows:

	Minimum Lease Payments
Year Ending December 31	Financing	Operating
2010	$1,085,953	$49,607,208
2011	1,085,953	49,530,348
2012	1,085,953	49,109,526
2013	1,099,956	49,358,392
2014	1,169,968	49,250,480
Thereafter	27,749,433	499,068,004

Total	33,277,216	$745,923,958

Less interest	(16,230,353)

Developer reimbursement financing obligations	$17,046,863

Less current portion of developer reimbursement financing obligations	(262,588)

Long-term developer reimbursement financing obligations	$16,784,275

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

8. INCOME TAXES

        The Parent is a limited liability company, and is not subject to the payment of federal or state income taxes, as the components of its income and expenses flow directly to the Parent's members. Accordingly, the Parent is not liable for any federal or state income tax, except for minor taxes imposed by some of the states in which the Parent does business. These financial statements include an allocation of these taxes incurred and paid by the Parent on behalf of the Theatres. These taxes were $(3,882), $14,404, and $0 for the years ended December 31, 2009, 2008, and 2007, respectively.

9. RETIREMENT PLAN

        The Theatres have contributed to the Parent's 401(k) profit-sharing plan for all managers, assistant managers, trainees, and administrative employees who have reached the age of 21. Employees may contribute up to 60% of their pay, not exceeding $16,500 ($22,000 for employees over age 50). Following one year of employment, the Theatres will match 100% of the first 3% of contribution and 50% on the next 2% of contribution. Matching contributions are immediately vested.

        The Theatres fund the matching contributions as they accrue. These contributions were $372,328, $394,353, and $371,970 for the years ended December 31, 2009, 2008, and 2007, respectively.

10. RELATED-PARTY TRANSACTIONS

        The Theatres are not a separate legal entity, and were operated by the Parent during the periods presented. As discussed in Note 2, the financial statements have been prepared from the records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of the operations if these theatres had been operated as an unaffiliated company. Portions of certain assets, liabilities, income and expenses represent allocations made from the Parent to these theatres that are applicable to the Parent as a whole. The Parent maintains and manages the cash generated by the Theatres, including the transfer of cash deposits from Theatres' operations to the Parent's bank accounts; these funds are used to finance the operations and capital expenditures of the Theatres. The outstanding amounts owed by the Parent to the Theatres are presented as "Due from Parent" in the Statements of Assets and Liabilities.

        Total rental expense payable to related-parties of the Theatres amounted to $14,400 for the each of the years ended December 31, 2009, 2008, and 2007. Amounts payable to related-parties at December 31, 2009, 2008, and 2007, were $183,553, $169,153, and $154,753, respectively.

        Amounts paid to an advertising agency owned by a close relative of one of the Parent's shareholders were $82,632, $31,414, and $0 for 2009, 2008, and 2007, respectively.

11. SALE-LEASEBACK TRANSACTIONS

        On January 31, 2008, the Theatres entered into two separate sale-leaseback transactions, whereby the Theatres sold eight of their fee-owned theatres for a sale price of $97,560,246, net of closing costs of $430,317. The Theatres leased back the sold theatres subject to 20-year triple net operating leases (with renewal terms of either three five-year options or one 10-year option and one five-year option). The gain of $19,017,834 has been deferred and is being recognized ratably over the life of the leases.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

11. SALE-LEASEBACK TRANSACTIONS (Continued)

The proceeds from the transaction were used to pay down debt, with the remaining proceeds used to pay taxes and fees associated with the deal. The balance was retained to fund future capital expenditures.

        On September 19, 2007, the Theatres entered into a sale-leaseback transaction, whereby the Theatres sold 11 of their fee-owned theatres with a book value of $78,112,826 for $99,720,206, net of closing costs of $638,171 and leased back the same buildings for a period of 20 years with three five-year options for each of the sold properties. The resulting leases are classified as being accounted for as operating leases. The gain of $25,594,136 has been deferred and is being recognized ratably over the life of the leases. Losses of $3,986,755 were immediately recognized in earnings. The proceeds from the transaction were used to pay down debt, with the remaining proceeds used to pay an owner distribution, taxes, and fees associated with the deal. The balance was retained to fund future capital expenditures.

        On September 30, 2005, the Theatres entered into a sale-leaseback transaction, whereby the Theatres sold 17 of their fee-owned theatres with a book value of $94,759,887 for $200,000,000 and leased back the same buildings for a period of 20 years with three five-year options for each of the sold properties. The resulting leases are classified as operating leases. The gain of $102,340,355 has been deferred and is being recognized ratably over the life of the leases. The proceeds from the transaction were used to pay down debt, with the remaining proceeds used to pay an owner distribution, taxes, and fees associated with the deal. The balance was retained to fund future capital expenditures.

12. SUBSEQUENT EVENTS

        Management has evaluated subsequent events through July 13, 2010, which is the date the financial statements were issued.

******

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

UNAUDITED CONDENSED STATEMENTS OF ASSETS AND LIABILITIES

As of March 31, 2010 and December 31, 2009

	March 31, 2010	December 31, 2009
Assets
Current Assets:
Due from Parent	$26,684,867	$30,233,158
Accounts receivable	4,032,833	4,227,816
Inventories	1,603,051	1,550,867
Other current assets	7,486,135	5,737,930

Total current assets	39,806,886	41,749,771

Property and equipment—net	132,035,369	136,686,136

Other Assets:
Goodwill	24,153,064	24,153,064
Intangible and other assets—net	26,357,192	26,651,173

Total other assets	50,510,256	50,804,237

Total	$222,352,511	$229,240,144

Liabilities and Net Assets
Current Liabilities:
Accounts payable	$7,124,618	$4,356,479
Accrued payroll and payroll taxes	4,416,835	4,851,429
Accrued property taxes	11,897,572	10,938,383
Other accrued expenses	7,939,998	13,879,500
Other accrued taxes	891,541	1,221,388
Deferred revenue and other liabilities	4,847,632	6,060,329
Current portion of developer reimbursements	263,895	262,588
Current portion of long-term debt to Parent	665,613	665,613
Current portion of deferred gain	7,347,616	7,347,616

Total current liabilities	45,395,320	49,583,325
Long-term Liabilities:
Developer reimbursements	16,717,804	16,784,275
Long-term debt to Parent	19,942,171	24,849,121
Deferred gain from sale-leaseback transactions	111,211,954	113,048,858
Deferred rent and other long-term liabilities	7,338,795	7,364,737

Total liabilities	200,606,044	211,630,316
Commitments and Contingencies	—	—
Net assets	21,746,467	17,609,828

Total	$222,352,511	$229,240,144

See Notes to Unaudited Condensed Financial Statements.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

UNAUDITED CONDENSED STATEMENTS OF INCOME

For the Quarterly Periods Ended March 31, 2010 and 2009

	Three Months Ended
	March 31, 2010	March 31, 2009
Revenues:
Box office revenue	$51,046,633	$50,074,621
Concession revenue	23,279,896	23,327,533
Other operating revenue	5,396,288	2,880,437

Total revenues	79,722,817	76,282,591

Operating Expenses:
Film expense and advertising costs	29,078,389	26,759,638
Cost of concession sales	2,688,490	2,719,832
General and administrative expenses	3,973,215	4,017,098
Theatre occupancy costs	16,803,336	17,267,930
Depreciation and amortization	4,627,864	5,252,133
Other operating expenses	18,848,447	16,852,893
Amortization of deferred gain	(1,836,904)	(1,836,904)

Total operating expenses	74,182,837	71,032,620

Income from Operations	5,539,980	5,249,971

Other Expenses
Interest expense to Parent	(744,316)	(1,042,513)
Other income and expenses—net	(569,103)	(714,787)

Total other expenses	(1,313,419)	(1,757,300)

Net income	$4,226,561	$3,492,671

See Notes to Unaudited Condensed Financial Statements.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

For the Quarterly Periods Ended March 31, 2010 and 2009

	Three Months Ended
	March 31, 2010	March 31, 2009
Cash flows from operating activities:
Net income	$4,226,561	$3,492,671
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	4,627,864	5,252,133
Noncash interest expense	283,138	477,116
Loss on disposal of property	38,532	(22,806)
Amortization of deferred gain	(1,836,904)	(1,836,904)
Changes in:
Accounts receivable	194,983	706,943
Inventories	(52,184)	33,142
Other assets	(1,748,206)	(1,601,233)
Accounts payable	2,958,343	4,535,158
Other current liabilities	(6,956,419)	(1,154,026)
Deferred rent and other long-term liabilities	(25,941)	161,900

Net cash flows from operating activities	1,709,767	10,044,094

Cash flows from investing activities:
Capital expenditures	(289,944)	(5,707,699)
Proceeds from sales of property	4,000	38,345

Net cash flows from investing activities	(285,944)	(5,669,354)

Cash flows from financing activities:
Principal payments on borrowings from Parent	(4,906,950)	(43,705,260)
Due from Parent	3,548,291	39,519,164
Principal payments on developer reimbursement financing obligations	(65,164)	(54,153)
Payment of debt issuance costs	—	(1,359,491)
Proceeds from developer reimbursements for construction costs	—	1,225,000

Net cash flows from financing activities	(1,423,823)	(4,374,740)

Net change in cash	—	—
Cash—beginning of period	—	—

Cash—end of period	$—	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the quarter for:
Interest—net of amount capitalized	$430,558	$880,537

SUPPLEMENTAL DISCLOSURE OF NONCASH OPERATING, INVESTING AND FINANCING ACTIVITIES:
Amounts reflected in accounts payable and fixed assets at period-end	$—	$—

Amounts reflected in accrued expenses and fixed assets at period-end	$—	$—

See Notes to Unaudited Condensed Financial Statements.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

As of and for the Quarters Ended March 31, 2010 and 2009

1. BASIS OF PRESENTATION

        The principal business of the Kerasotes Showplace Theatres Sold to AMC Entertainment Inc (such theatres are hereafter referred to as the "Theatres") is the operation of motion picture theatres. Box office admission and concession sales are the Theatres' primary sources of revenue. The Theatres' operations are primarily located throughout the Midwest in the states of Illinois, Indiana, Iowa, Missouri, Minnesota, and Ohio. Over the years, the Theatres have grown through the construction and acquisition of theatres, most recently in the states of Colorado, Wisconsin, and California.

        The Theatres are not a separate legal entity, and were operated by Kerasotes Showplace Theatres, LLC (the "Parent") during the periods presented. On December 9, 2009, the Parent agreed to sell these theatre assets comprising a substantial majority of the Parent's theatres and transfer related liabilities to AMC Entertainment Inc. ("AMC") (the "Sale"); this sale was closed on May 24, 2010. Further discussion of the Sale is included in Note 2.

        These unaudited condensed financial statements have been prepared in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 270, Interim Reporting. Accordingly, they do not include all of the information and footnotes required in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (which consist of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year. These interim financial statements and related notes should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2009.

2. THE SALE

        As mentioned in Note 1, on December 9, 2009, the Parent agreed to sell certain theatre assets comprising a substantial majority of the Parent's theatres and transfer-related liabilities to AMC; this sale closed on May 24, 2010. These theatres were sold for $275,000,000 in cash, subject to certain working capital and other purchase price adjustments finalized on the closing date.

        The unaudited condensed financial statements pertain to these theatres sold to AMC by the Parent. The financial statements have been prepared from the records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of the operations if these theatres had been operated as an unaffiliated company. The majority of the assets, liabilities, income and expenses presented in these financial statements are specifically-identifiable to the theatres sold by the Parent to AMC. Portions of certain assets, liabilities, income and expenses represent allocations made from the Parent to these theatres that are applicable to the Parent as a whole where specific-identification of these balances to each theatre is not practicable. These allocations primarily relate to certain receivables, payables, accrued expenses, debt, and operating expenses generated or incurred at the Parent and not directly related to an individual theatre; these allocations have been made based on the proportion of the number of theatre screens within the theatres sold to AMC as a percentage of the total number of theatre screens owned by the Parent prior to the Sale. In the opinion of management, these allocations are reasonable for the purposes of presenting the unaudited condensed interim financial information of the Theatres.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

As of and for the Quarters Ended March 31, 2010 and 2009

3. DEBT

        These financial statements include an allocation of the amounts outstanding on the Parent's bank debt, and also the related debt issuance costs. The Parent's outstanding debt facilities consisted of a revolving line of credit ("Revolver") and Term B notes. These outstanding Parent debt balances were secured by substantially all of the Parent's assets, which included the assets of the Theatres. The Parent's bank debt was repaid in full as of the closing date of the Sale.

4. RELATED-PARTY TRANSACTIONS

        The Theatres are not a separate legal entity, and were operated by the Parent during the periods presented. As discussed in Note 2, the financial statements have been prepared from the records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of the operations if these theatres had been operated as an unaffiliated company. Portions of certain assets, liabilities, income and expenses represent allocations made from the Parent to these theatres that are applicable to the Parent as a whole. The Parent maintains and manages the cash generated by the Theatres, including the transfer of cash deposits from Theatres' operations to the Parent's bank accounts; these funds are used to finance the operations and capital expenditures of the Theatres. The outstanding amounts owed by the Parent to the Theatres are presented as "Due from Parent" in the Statements of Assets and Liabilities.

        Total rental expense payable to related-parties of the Theatres amounted to $3,600 and $3,600 for the quarterly-periods ended March 31, 2010 and 2009, respectively. Amounts payable to related-parties at March 31, 2010 and December 31, 2009 were $187,153 and $183,553, respectively.

        Amounts paid to an advertising agency owned by a close relative of one of the Parent's shareholders were $0 and $22,087 for the quarterly-periods ended March 31, 2010 and 2009, respectively.

5. SUBSEQUENT EVENTS

        Management has evaluated subsequent events through July 13, 2010, which is the date the unaudited condensed financial statements were issued.

Dealer Prospectus Delivery Obligation

        Until                    , 2012, (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

J.P. MORGAN
GOLDMAN, SACHS & CO.

BARCLAYS CAPITAL
CITI
CREDIT SUISSE
DEUTSCHE BANK SECURITIES

PROSPECTUS
                        , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, are estimated.

Securities and Exchange Commission registration fee		$32,085

National securities exchange listing fee
Financial Industry Regulatory Authority, Inc. filing fee
Printing fees and expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous expenses

Total	$

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 102 of the Delaware General Corporation Law (the "DGCL") grants us the power to limit the personal liability of our directors or our stockholders for monetary damages for breach of a fiduciary duty. Article VIII, Section A of our Amended and Restated Certificate of Incorporation eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the Delaware General Corporation Law (unlawful dividends); or for transactions from which the director derived improper personal benefit.

        Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against certain costs and expenses, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director or officer of the corporation if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article VIII, Section B of our Amended and Restated Certificate of Incorporation requires us to indemnify any current or former directors or officers to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery to us of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise. Article VIII, Section B also permits us to indemnify any current or former employees or agents to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon such terms and conditions, if any, as we deem appropriate.

        Section 145 of the DGCL authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person's status as such. As permitted by Section 145 and Section 6.08 of our Amended and Restated Bylaws, we carry insurance policies insuring its directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our Amended and

Restated Certificate of Incorporation or Amended and Restated Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

        In the past three years, we have not sold securities without registration under the Securities Act of 1933, except as described below.

        In connection with the Reclassification, we will issue                        shares of our common stock to holders of common stock of AMC Entertainment Holdings, Inc. This transaction will be effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits

          See the Exhibit Index immediately following the signature pages included in this Registration Statement.

  (b)
  Financial Statement Schedules

          See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement.

          All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this registration statement.

ITEM 17.    UNDERTAKINGS

        (a)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Kansas City, state of Missouri, on December 9, 2011.

AMC Entertainment Holdings, Inc.
By:	/s/ GERARDO I. LOPEZ Gerardo I. Lopez Chief Executive Officer, President and Director

POWER OF ATTORNEY

        Brion B. Applegate and Lee Solomon, whose signatures appear below, hereby constitute and appoint Craig R. Ramsey their true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for them and in their name, place, and stead, in any and all capacities, to sign this Registration Statement on Form S-1 for the registration of shares of the common stock of AMC Entertainment Holdings, Inc. and any and all amendments (including post-effective amendments) and additions to this Registration Statement on Form S-1 relating to the offering contemplated hereby, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grant to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as each might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GERARDO I. LOPEZ Gerardo I. Lopez	Chief Executive Officer, President (Principal Executive Officer)	December 9, 2011
/s/ CRAIG R. RAMSEY Craig R. Ramsey	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	December 9, 2011
* Aaron J. Stone	Chairman of the Board and Director	December 9, 2011
* Dana B. Ardi	Director	December 9, 2011

Signature		Title	Date

* Stephen P. Murray		Director	December 9, 2011
/s/ LEE SOLOMON Lee Solomon		Director	December 9, 2011
* Philip H. Loughlin		Director	December 9, 2011
/s/ BRION B. APPLEGATE Brion B. Applegate		Director	December 9, 2011
* Eliot P. S. Merrill		Director	December 9, 2011
* Kevin M. Connor		Senior Vice President, General Counsel and Secretary	December 9, 2011
* Chris A. Cox		Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	December 9, 2011
*By:	/s/ CRAIG R. RAMSEY Craig R. Ramsey Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
†1.1	Underwriting Agreement.
2.1(a)	Modified First Amended Joint Plan of Reorganization of Debtors and Official Committee of Unsecured Creditors for GC Companies, Inc. and its Jointly Administered Subsidiaries filed on March 1, 2002 with the United States Bankruptcy Court for the District of Delaware (incorporated by reference from Exhibit 2.2 of AMCE's Current Report on Form 8-K (File No. 1-8747) filed March 7, 2002).
2.1(b)
Agreement and Plan of Merger, dated June 20, 2005, by and among Marquee Holdings Inc. and LCE Holdings, Inc. (incorporated by reference from Exhibit 2.1 to AMCE'S Current Report on Form 8-K (File No. 1-8747) filed on June 24, 2005).
2.2
Purchase and Sale Agreement, dated as of March 9, 2002, by and among G.S. Theaters, L.L.C., a Louisiana limited liability Company, Westbank Theatres, L.L.C., a Louisiana limited liability company, Clearview Theatres, L.L.C., a Louisiana limited liability company, Houma Theater, L.L.C., a Louisiana limited liability company, Hammond Theatres, L.L.C., a Louisiana limited liability company, and American Multi-Cinema, Inc. together with Form of Indemnification Agreement (Appendix J) (incorporated by reference from Exhibit 2.1 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed March 13, 2002).
2.3
Agreement and Plan of Merger, dated as of July 22, 2004 by and among Marquee Holdings Inc., Marquee Inc. and AMC Entertainment Inc. (incorporated by reference from Exhibit 2.1 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed July 23, 2004).
2.4
Agreement and Plan of Merger, dated June 11, 2007, by and among AMC Entertainment Holdings, Inc., Marquee Holdings Inc., and Marquee Merger Sub Inc. (incorporated by reference from Exhibit 2.1 to Holdings' Current Report on Form 8-K (File No. 1-33344) filed on June 13, 2007).
2.5
Unit Purchase Agreement among Kerasotes Showplace Theatres Holdings, LLC, Kerasotes Showplace Theatres, LLC, Showplace Theatres Holding Company, LLC, AMC ShowPlace Theatres, Inc. and American Multi-Cinema, Inc. (incorporated by reference from Exhibit 2.1 to Holdings' Current Report on Form 8-K (File No. 1-33344) filed on July 14, 2010).
†3.1	Second Amended and Restated Certificate of Incorporation of AMC Entertainment Holdings, Inc.
†3.2	Second Amended and Restated Bylaws of AMC Entertainment Holdings, Inc.
4.1(a)
Credit Agreement, dated January 16, 2006 among AMC Entertainment Inc., Grupo Cinemex, S.A. de C.V., Cadena Mexicana de Exhibicion, S.A. de C.V., the Lenders and the Issuers named therein, Citicorp U.S. and Canada, Inc. and Banco Nacional de Mexico, S.A., Integrante del Groupo Financiero Banamex. (incorporated by reference from Exhibit 10.4 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed January 31, 2006).
4.1(b)
Guaranty, dated January 26, 2006 by AMC Entertainment Inc. and each of the other Guarantors party thereto, in favor of the Guaranteed Parties named therein (incorporated by reference from Exhibit 10.5 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed January 31, 2006).

EXHIBIT NUMBER	DESCRIPTION
4.1(c)	Pledge and Security Agreement, dated January 26, 2006, by AMC Entertainment Inc. and each of the other Grantors party thereto in favor of Citicorp U.S. and Canada, Inc., as agent for the Secured Parties (incorporated by reference from Exhibit 10.9 to the Company's Current Report on Form 8-K (File No. 1-8747) filed January 31, 2006).
4.1(d)
Consent and Release, dated as of April 17, 2006, by and between AMC Entertainment Inc. and Citicorp U.S. and Canada, Inc. (incorporated by reference from Exhibit 4.1(d) to the Company's Registration Statement on Form S-4 (File No. 333-133574) filed April 27, 2006).
4.1(e)
Amendment No. 1 to Credit Agreement, dated as of February 14, 2007, between AMC Entertainment Inc., and Citicorp North America, as Administrative Agent (incorporated by reference from Exhibit 10.4 to the AMCE's Current Report on Form 8-K (File No. 1-8747) filed February 20, 2007).
4.1(f)
Amendment No. 2 to Credit Agreement, dated as of March 13, 2007, between AMC Entertainment Inc., and Citicorp North America, as Administrative Agent (incorporated by reference from Exhibit 10.1 to the AMCE's Current Report on Form 8-K (File No. 1-8747) filed March 15, 2007).
4.1(g)
Amendment No.3 to Credit Agreement, dated December 15, 2010 among AMC Entertainment Inc., Citibank, N.A. as issuer and Citicorp North America, Inc., as swing lender and as administrative agent (incorporated by reference from Exhibit 4.4 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 17, 2010).
4.2(a)
Indenture, dated February 24, 2004, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014. (incorporated by reference from Exhibit 4.7 to AMCE's Registration Statement on Form S-4 (File No. 333-113911) filed on March 24, 2004).
4.2(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.5(b) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.2(c)
Second Supplemental Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.6(c) to AMCE's Form 10-Q (File No. 1-8747) filed on February 13, 2006).
4.2(d)
Third Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.6(d) to AMCE's Registration Statement on Form S-4 (File No. 333-133574) filed April 27, 2006).
4.2(e)
Fourth Supplemental Indenture dated June 24, 2010, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.1 to AMCE's Form 10-Q (File 1-8747) filed on August 10, 2010).
4.2(f)
Fifth Supplemental Indenture, dated November 30, 2010, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014, pursuant to which AMC ITD, Inc. guaranteed the 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.3 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 17, 2010).
4.3
Registration Rights Agreement, dated February 24, 2004, respecting AMC Entertainment Inc.'s 8% senior subordinated notes due 2014. (incorporated by reference from Exhibit 4.8 to AMCE's Registration Statement on Form S-4 (File No. 333-113911) filed on March 24, 2004).

EXHIBIT NUMBER	DESCRIPTION
4.4(a)	Indenture, dated as of June 9, 2009, respecting AMCE's 8.75% Senior Notes due 2019, by and among AMCE, a Delaware corporation, the Guarantors party thereto from time to time and U.S. Bank National Association, as Trustee (incorporated by reference from Exhibit 4.1 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on June 9, 2009).
4.4(b)
First Supplemental Indenture, dated June 24, 2010, respecting AMC Entertainment Inc.'s 8.75% Senior Notes due 2019 (incorporated by reference from Exhibit 4.3 to AMCE's Form 10-Q (File 1-8747) filed on August 10, 2010).
4.4(c)
Second Supplemental Indenture, dated November 30, 2010, respecting AMC Entertainment Inc.'s 8.75% Senior Notes due 2019 pursuant to which AMC ITD, Inc. guaranteed the 8.75% Senior Notes due 2019 (incorporated by reference from Exhibit 4.4 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 17, 2010).
4.5
Registration Rights Agreement, dated as of June 9, 2009, respecting AMCE's 8.75% Senior Notes due 2019, by and among AMCE, the Guarantors party thereto from time to time, Credit Suisse Securities (USA) LLC, for itself and on behalf of the other Initial Purchasers, and J.P. Morgan Securities Inc., as Market Maker (incorporated by reference from Exhibit 4.2 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on June 9, 2009).
4.6
Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s 11% senior subordinated notes due 2016, between AMC Entertainment Inc. and HSBC Bank USA, National Association (incorporated by reference from Exhibit 4.1 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on January 31, 2006).
4.7(a)
Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s 11% senior subordinated notes due 2016, between AMC Entertainment Inc. and HSBC Bank USA, National Association (incorporated by reference from Exhibit 4.1 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on January 31, 2006).
4.7(b)
First Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s 11% Senior Subordinated Notes due 2016 (incorporated by reference from Exhibit 4.12(b) to the AMCE's Registration Statement on Form S-4 (File No. 333-133574) filed April 27, 2006).
4.7(c)
Second Supplemental Indenture, dated June 24, 2010, respecting AMC Entertainment Inc.'s 11% Senior Subordinated Notes due 2016 (incorporated by reference to Exhibit 4.2 to AMCE's Form 10-Q (File 1-8747) filed on August 10, 2010).
4.8
Registration Rights Agreement dated January 26, 2006, respecting AMC Entertainment Inc.'s 11% senior subordinated notes due 2016, among AMC Entertainment Inc., the guarantors party thereto, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., and J.P. Morgan Securities Inc. (incorporated by reference from Exhibit 4.2 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on January 31, 2006).
4.9(a)
Indenture, dated August 18, 2004, respecting Marquee Holdings Inc.'s 12% Senior Discount Notes due 2014 (incorporated by reference from Exhibit 4.13 to Holdings' Registration Statement on Form S-4 (File No. 333-122636) filed on February 8, 2005).
4.9(b)
Registration Rights Agreement dated August 18, 2004, respecting Marquee Holdings Inc.'s 12% Senior Discount Notes due 2014 (incorporated by reference from Exhibit 4.14 to Holdings's Registration Statement on Form S-4 (File No. 333-122636) filed on February 8, 2005).

EXHIBIT NUMBER	DESCRIPTION
4.9(c)	First Supplemental Indenture dated June 12, 2007, respecting Marque Holding Inc.'s 12% Senior Discount Notes due 2014 (incorporated by reference from Exhibit 4.1 to Holdings' Current Report on Form 8-K (File No. 1-33344) Filed on June 13, 2007).
4.10(a)
Credit Agreement, dated June 13, 2007 among AMC Entertainment Holdings, Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference from Exhibit 4.10(a) to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-168105) filed August 25, 2010).
4.10(b)
First Amendment to the Credit Agreement, dated April 17, 2009 among AMC Entertainment Holdings, Inc. and the Lenders party thereto (incorporated by reference from Exhibit 4.10(b) to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-168105) filed August 25, 2010).
4.11
Indenture, dated December 15, 2010, respecting AMC Entertainment Inc.'s 9.75% senior subordinated notes due 2020, between AMC Entertainment Inc, the Guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 4.1 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 17, 2010).
4.12
Registration Rights Agreement, dated December 15, 2010, respecting AMC Entertainment Inc.'s 9.75% Senior Subordinated Notes due 2020, among Goldman, Sachs & Co., J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Foros Securities LLC, as representatives of the initial purchasers of the 2020 Senior Subordinated Notes and J.P. Morgan Securities LLC, as market maker (incorporated by reference from Exhibit 4.2 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 17, 2010).
†4.13	Form of Certificate of Common Stock.
†5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.
10.1
Consent Decree, dated December 21, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of Washington (incorporated by reference from Exhibit 10.1 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 27, 2005).
10.2
Hold Separate Stipulation and Order, dated December 21, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of Washington (incorporated by reference from Exhibit 10.2 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 27, 2005).
10.3
Final Judgment, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the Antitrust Division of the United States Department of Justice (incorporated by reference from Exhibit 10.3 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 27, 2005).
10.4
Hold Separate Stipulation and Order, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings and the Antitrust Division of the United States Department of Justice (incorporated by reference from Exhibit 10.4 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 27, 2005).
10.5
District of Columbia Final Judgment, dated December 21, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the District of Columbia (incorporated by reference from Exhibit 10.5 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 27, 2005).

EXHIBIT NUMBER	DESCRIPTION
10.6	Stipulation for Entry into Final Judgment, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of California (incorporated by reference from Exhibit 10.6 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 27, 2005).
10.7
Stipulated Final Judgment, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of California (incorporated by reference from Exhibit 10.7 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on December 27, 2005).
†10.8	Form of amended and restated Stockholders Agreement of AMC Entertainment Holdings, Inc., among AMC Entertainment Holdings, Inc. and the stockholders of AMC Entertainment Holdings, Inc. party thereto.
†10.9
Form of amended and restated Management Stockholders Agreement of AMC Entertainment Holdings, Inc. among AMC Entertainment Holdings, Inc. and the stockholders of AMC Entertainment Holdings, Inc. party thereto.
10.10
Continuing Service Agreement, dated January 26, 2006, among AMC Entertainment Inc. (as successor to Loews Cineplex Entertainment Corporation) and Travis Reid, and, solely for the purposes of its repurchase obligations under Section 7 thereto, Marquee Holding Inc. (incorporated by reference from Exhibit 10.4 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on January 31, 2006).
10.11
Non-Qualified Stock Option Agreement, dated January 26, 2006, between Marquee Holdings Inc. and Travis Reid (incorporated by reference from Exhibit 10.5 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on January 31, 2006).
10.12
Fee Agreement, dated June 11, 2007, by and among AMC Entertainment Holdings, Inc., Marquee Holdings Inc., AMC Entertainment Inc., J.P. Morgan Partners (BHCA), L.P., Apollo Management V, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V(A), L.P., Apollo Netherlands Partners V(B), L.P., Apollo German Partners V GmbH & Co KG, Bain Capital Partners, LLC, TC Group, L.L.C., a Delaware limited liability company and Applegate and Collatos, Inc. (incorporated by reference from Exhibit 10.7 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on June 13, 2007).
10.13
American Multi-Cinema, Inc. Savings Plan, a defined contribution 401(k) plan, restated January 1, 1989, as amended (incorporated by reference from Exhibit 10.6 to AMCE's Registration Statement on Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
10.14(a)
Defined Benefit Retirement Income Plan for Certain Employees of American Multi-Cinema, Inc., as Amended and Restated, effective December 31, 2006, and as Frozen, effective December 31, 2006 (incorporated by reference from Exhibit 10.15(a) to AMCE's Form 10-K (File No. 1-8747) filed June 18, 2007).
10.14(b)
American Multi-Cinema, Inc. Supplemental Executive Retirement Plan, as Amended and Restated, generally effective January 1, 2006, and as Frozen, effective December 31, 2006 (incorporated by reference from Exhibit 10.15(b) to AMCE's Form 10-K (File No. 1-8747) filed June 18, 2007).
10.15	Division Operations Incentive Program (incorporated by reference from Exhibit 10.15 to AMCE's Registration Statement on Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).

EXHIBIT NUMBER	DESCRIPTION
10.16	Summary of American Multi-Cinema, Inc. Executive Incentive Program (incorporated by reference from Exhibit 10.36 to AMCE's Registration Statement on Form S-2 (File No. 33-51693) filed December 23, 1993).
10.17
American Multi-Cinema, Inc. Retirement Enhancement Plan, as Amended and Restated, effective January 1, 2006, and as Frozen, effective December 31, 2006 (incorporated by reference from Exhibit 10.19 to the Company's Registration Statement on Form S-1 (File No. 333-139249) filed April 12, 2007, as amended).
10.18
AMC Non-Qualified Deferred Compensation Plan, as Amended and Restated, effective January 1, 2005 (incorporated by reference from Exhibit 10.21 to the Company's Registration Statement on Form S-1 (File No. 333-139249) filed April 12, 2007, as amended).
10.19	American Multi-Cinema, Inc. Executive Savings Plan (incorporated by reference from Exhibit 10.28 to AMCE's Registration Statement on Form S-4 (File No. 333-25755) filed April 24, 1997).
10.20
Agreement of Sale and Purchase dated November 21, 1997 among American Multi-Cinema, Inc. and AMC Realty, Inc., as Seller, and Entertainment Properties Trust, as Purchaser (incorporated by reference from Exhibit 10.1 of AMCE's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997).
10.21
Option Agreement dated November 21, 1997 among American Multi-Cinema, Inc. and AMC Realty, Inc., as Seller, and Entertainment Properties Trust, as Purchaser (incorporated by reference from Exhibit 10.2 of AMCE's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997).
10.22
Right to Purchase Agreement dated November 21, 1997, between AMC Entertainment Inc., as Grantor, and Entertainment Properties Trust as Offeree (Incorporated by reference from Exhibit 10.3 of AMCE's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997).
10.23
Lease dated November 21, 1997 between Entertainment Properties Trust, as Landlord, and American Multi-Cinema, Inc., as Tenant (incorporated by reference from Exhibit 10.4 of AMCE's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997). (Similar leases have been entered into with respect to the following theatres: Mission Valley 20, Promenade 16, Ontario Mills 30, Lennox 24, West Olive 16, Studio 30 (Houston), Huebner Oaks 24, First Colony 24, Oak View 24, Leawood Town Center 20, South Barrington 30, Gulf Pointe 30, Cantera 30, Mesquite 30, Hampton Town Center 24, Palm Promenade 24, Westminster Promenade 24, Hoffman Center 22, Elmwood Palace 20, Westbank Palace 16, Clearview Palace 12, Hammond Palace 10, Houma Palace 10, Livonia 20, Forum 30, Studio 29 (Olathe), Hamilton 24, Deer Valley 30, Mesa Grand 24 and Burbank 16.
10.24
Guaranty of Lease dated November 21, 1997 between AMC Entertainment Inc., as Guarantor, and Entertainment Properties Trust, as Owner (incorporated by reference from Exhibit 10.5 of AMCE's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997, (Similar guaranties have been entered into with respect to the following theatres: Mission Valley 20, Promenade 16, Ontario Mills 30, Lennox 24, West Olive 16, Studio 30 (Houston), Huebner Oaks 24, First Colony 24, Oak View 24, Leawood Town Center 20, South Barrington 30, Gulf Pointe 30, Cantera 30, Mesquite 30, Hampton Town Center 24, Palm Promenade 24, Westminster Promenade 24, Hoffman Center 22, Elmwood Palace 20, Westbank Palace 16, Clearview Palace 12, Hammond Palace 10, Houma Palace 10, Livonia 20, Forum 30, Studio 29 (Olathe), Hamilton 24, Deer Valley 30, Mesa Grand 24 and Burbank 16.

EXHIBIT NUMBER	DESCRIPTION
10.30	Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and John D. McDonald which commenced July 1, 2001. (incorporated by reference from Exhibit 10.29 to Amendment No. 1 to the AMCE's Form 10-K (File No. 1-8747) filed on July 27, 2001).
10.31
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and Craig R. Ramsey which commenced on July 1, 2001. (incorporated by reference from Exhibit 10.36 to AMCE's Form 10-Q (File No. 1-8747) filed on August 12, 2002).
10.32
Investment Agreement entered into April 19, 2001 by and among AMC Entertainment Inc. and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P. and Apollo Management V, L.P. (incorporated by reference from Exhibit 4.7 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on April 20, 2001).
10.33
Standstill Agreement by and among AMC Entertainment Inc., and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P. and Apollo Management V, L.P., dated as of April 19, 2001. (incorporated by reference from Exhibit 4.8 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on April 20, 2001).
10.34
Registration Rights Agreement dated April 19, 2001 by and among AMC Entertainment Inc. and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P. (incorporated by reference from Exhibit 4.9 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on April 20, 2001).
10.35
Securities Purchase Agreement dated June 29, 2001 by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P., Apollo Management V, L.P., AMC Entertainment Inc., Sandler Capital Partners V, L.P., Sandler Capital Partners V FTE, L.P. and Sandler Capital Partners V Germany, L.P. (incorporated by reference from Exhibit 4.6 to AMCE's Form 10-Q (File No. 1-8747) filed on August 10, 2001).
10.36
Form of Indemnification Agreement dated September 18, 2003 between the Company and Peter C. Brown, Charles S. Sosland, Charles J. Egan, Jr., Michael N. Garin, Marc J. Rowan, Paul E. Vardeman, Leon D. Black and Laurence M. Berg (incorporated by reference from Exhibit 10.1 to AMCE's Form 10-Q (File No. 1-8747) filed on February 5, 2004).
10.37	2003 AMC Entertainment Inc. Long-Term Incentive Plan (incorporated by reference from Exhibit 10.2 to AMCE's Form 10-Q (File No. 1-8747) filed on November 5, 2003).
10.40	Description of 2004 Grant under the 2003 AMC Entertainment Inc. Long-Term Incentive Plan (incorporated by reference from Exhibit 10.3 to AMCE's Form 10-Q (File No. 1-8747) filed on November 5, 2003).
10.41(a)
AMC Entertainment Holdings, Inc. Amended and Restated 2004 Stock Option Plan (incorporated by reference from Exhibit 10.9 to the AMCE's Current Report on Form 8-K (File No. 1-8747) filed on June 13, 2007).
10.41(b)	Form of Non-Qualified Stock Option Agreement (incorporated by reference from Exhibit 10.32(b) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.41(c)	Form of Incentive Stock Option Agreement (incorporated by reference from Exhibit 10.32(c) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).

EXHIBIT NUMBER	DESCRIPTION
10.42(a)	AMC Entertainment Holdings, Inc. 2010 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on July 14, 2010).
10.42(b)	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference from Exhibit 10.2 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on July 14, 2010).
10.42(c)	Form of Restricted Stock Award Agreement (Time Vesting) (incorporated by reference from Exhibit 10.3 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on July 14, 2010).
10.42(d)	Form of Restricted Stock Award Agreement (Performance Vesting) (incorporated by reference from Exhibit 10.4 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on July 14, 2010).
10.43
Contribution and Unit Holders Agreement, dated as of March 29, 2005, among National Cinema Network, Inc., Regal CineMedia Corporation and National CineMedia, LLC (incorporated by reference from Exhibit 10.1 to the AMCE's Current Report on Form 8-K (File No. 1-8747) filed April 4, 2005).
10.44
Exhibitor Services Agreement, dated February 13, 2007 between National CineMedia, LLC and American Multi-Cinema, Inc. (filed as Exhibit 10.2 to the Current Report on Form 8-K (File No. 1-33296) of National CineMedia, Inc., filed on February 16, 2007, and incorporated herein by reference).
10.45
First Amended and Restated Loews Screen Integration Agreement, dated February 13, 2007 between National CineMedia, LLC and American Multi-Cinema, Inc. (filed as Exhibit 10.8 to the Current Report on Form 8-K (File No. 1-33296) of National CineMedia, Inc., filed on February 16, 2007, and incorporated herein by reference).
10.46
Third Amended and Restated Limited Liability Company Operating Agreement, dated February 13, 2007 between American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc. (incorporated by reference from Exhibit 10.3 to the AMCE's Current Report on Form 8-K (File No. 1-8747) filed February 20, 2007).
10.50
Voting and Irrevocable Proxy Agreement, dated June 11, 2007, among AMC Entertainment Holdings, Inc., Carlyle Partners III Loews, L.P., CP III Coinvestment, L.P., Bain Capital Holdings (Loews) I, L.P., Bain Capital AIV (Loews) II, L.P., Spectrum Equity Investors IV, L.P., Spectrum Equity Investors Parallel IV, L.P. and Spectrum IV Investment Managers' Fund, L.P. (incorporated by reference from Exhibit 10.6 to the AMCE's Current Report on Form 8-K (File No. 1-8747) filed on June 13, 2007).
10.51
Voting and Irrevocable Proxy Agreement, dated June 11, 2007, among AMC Entertainment Holdings, Inc., J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., J.P. Morgan Partners Global Investors (Selldown) II, L.P., JPMP Global Fund/AMC/Selldown II, L.P., J.P. Morgan Partners Global Investors (Selldown) II-C, L.P., AMCE (Ginger), L.P., AMCE (Luke), L.P., AMCE (Scarlett), L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V(A), L.P., Apollo Netherlands Partners V(B), L.P., Apollo German Partners V GmbH & Co KG and other co-investors. (incorporated by reference from Exhibit 10.5 to the AMCE's Current Report on Form 8-K (File No. 1-8747) filed on June 13, 2007).

EXHIBIT NUMBER	DESCRIPTION
10.52	Employment Agreement, dated as of November 6, 2002, by and among Kevin M. Connor, AMC Entertainment Inc. and American Multi-Cinema, Inc. (incorporated by reference from Exhibit 10.49 to AMCE's Form 10-K (File No. 1-8747) filed on June 18, 2007).
10.53
Voting and Irrevocable Proxy Agreement, dated June 11, 2007, among AMC Entertainment Holdings, Inc., Carlyle Partners III Loews, L.P., CP III Coinvestment, L.P., Bain Capital Holdings (Loews) I, L.P., Bain Capital AIV (Loews) II, L.P., Spectrum Equity Investors IV, L.P., Spectrum Equity Investors Parallel IV, L.P. and Spectrum IV Investment Managers' Fund, L.P. (incorporated by reference from Exhibit 10.6 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on June 13, 2007).
10.54
Voting and Irrevocable Proxy Agreement, dated June 11, 2007, among AMC Entertainment Holdings, Inc., J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., J.P. Morgan Partners Global Investors (Selldown) II, L.P., JPMP Global Fund/AMC/Selldown II, L.P., J.P. Morgan Partners Global Investors (Selldown) II-C, L.P., AMCE (Ginger), L.P., AMCE (Luke), L.P., AMCE (Scarlett), L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V(A), L.P., Apollo Netherlands Partners V(B), L.P., Apollo German Partners V GmbH & Co KG and other co-investors. (incorporated by reference from Exhibit 10.5 to AMCE's Current Report on 8-K (File No. 1-8747) filed on June 13, 2007).
10.55
Amendment to Stock Purchase Agreement dated as of November 5, 2008 among Entretenimiento GM de Mexico S.A. de C.V., as Buyer, and AMC Netherlands HoldCo B.V., LCE Mexican Holdings, Inc., and AMC Europe S.A., as sellers (incorporated by reference from Exhibit 10.2 to AMCE's Current Report on Form 8-K (File No. 1-33344) filed January 5, 2009).
10.57
Stock Purchase Agreement dated as of November 5, 2008 among Entretenimiento GM de Mexico S.A. de C.V., as Buyer, and AMC Netherlands HoldCo B.V., LCE Mexican Holdings, Inc., and AMC Europe S.A., as sellers (filed as Exhibit 10.1 to the Company's Form 10-Q (File No. 1-33344) filed on November 17, 2008 and incorporated by reference herein).
10.58
Amendment to Exhibitor Services Agreement dated as of November 5, 2008, by and between National CineMedia, LLC and American Multi-Cinema, Inc. (filed as Exhibit 10.1 to the Current Report on Form 8-K (File No. 1-33296) of National CineMedia, Inc., filed on February 6, 2008, and incorporated herein by reference).
10.59
Separation and General Release Agreement, dated as of February 23, 2009, by and between Peter C. Brown, AMC Entertainment Holdings, Inc., Marquee Holdings Inc. and AMC Entertainment Inc. (incorporated by reference from Exhibit 10.1 to AMCE's Current Report on Form 8-K (File No. 1-33344) filed on February 25, 2009).
10.60
Employment Agreement, dated as of February 23, 2009, by and between Gerardo I. Lopez and AMC Entertainment Inc. (incorporated by reference from Exhibit 10.2 to AMCE's Current Report on Form 8-K (File No. 1-8747) filed on February 24, 2009).
10.61
Employment Agreement, dated as of April 17, 2009, by and between Robert J. Lenihan and AMC Entertainment Inc. (incorporated by reference from Exhibit 10.51 to AMCE's Form 10-K (File No. 1-8747) filed on June 15, 2010).
10.62
Employment Agreement, dated as of November 24, 2009, by and between Stephen A. Colanero and AMC Entertainment Inc. (incorporated by reference from Exhibit 10.48 to AMCE's Form 10-K (File 1-8747) filed on June 3, 2011).

EXHIBIT NUMBER	DESCRIPTION
14.1	Code of Ethics (incorporated by reference from Exhibit 14 to AMCE's Form 10-K (File No. 1-8747) filed on June 23, 2004).
*21	Subsidiaries of AMC Entertainment Holdings, Inc.
*23.1	Consent of PricewaterhouseCoopers LLP as to AMC Entertainment Holdings, Inc.'s financial statements.
*23.2
Consent of KPMG LLP, Independent Registered Public Accounting Firm, as to AMC Entertainment Holdings, Inc.'s consolidated financial statements as of and for the 52-week periods ended March 31, 2011 and April 1, 2010.
*23.3	Consent of Deloitte & Touche LLP as to National CineMedia, LLC's financial statements.
*23.4	Consent of Deloitte & Touche LLP as to Kerasotes Showplace Theatres, LLC's financial statements.
†23.5	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).
**24.1	Powers of Attorney.
*24.2	Power of Attorney for Mr. Brion B. Applegate and Mr. Lee Solomon (included on signature pages of this Amendment No. 7 to the Registration Statement)

*
Filed herewith.

**
Previously filed.

†
To be filed by amendment.